45



05007115

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME DSM

*CURRENT ADDRESS

PROCESSED

APR 08 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3120 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 4/8/05

ANNUAL REPORT 2004 ROYAL DSM N.V.



Unlimited. DSM

DSM KEY DATA FOR 2004

Sales	€ 7,752 million
Operating profit	€ 489 million
Net profit from ordinary activities	€ 359 million
Net profit	€ 262 million
Capital expenditure (including acquisitions)	€ 334 million
Net earnings per ordinary share	€ 2.51
Dividend per ordinary share	€ 1.75
Workforce (at year-end)	24,180
[illegible]	6.3%

PROFILE

DSM is active worldwide in life science products, performance materials and industrial chemicals. The group develops, produces and markets innovative products and services that are designed to raise the quality of life. DSM's products are used in a wide range of end-use markets and applications, including human and animal nutrition and health, cosmetics, pharmaceuticals, the automotive industry, coatings, the construction industry and the electrics & electronics market. The group has annual sales of around € 8 billion and employs about 24,000 people worldwide. DSM is a leading world player in many of the markets in which it operates and has plants and facilities on every continent. The company's head office is in the Netherlands. For more information on DSM, please visit

www.dsm.com

ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting is to be held at DSM's head office in Heerlen (the Netherlands) on Wednesday 6 April 2005, at 2 p.m.

IMPORTANT DATES

Ex dividend quotation:	Friday, 8 April 2005
Publication of first-quarter results:	Wednesday, 27 April 2005
Publication of second-quarter results:	Wednesday, 27 July 2005
Publication of third-quarter results:	Thursday, 27 October 2005
Annual Report 2005:	Thursday, 9 February 2006
Annual General Meeting:	Wednesday, 29 March 2006

For further details, see www.dsm.com

CONTENTS

KEY FINANCIAL DATA

- In this report, *operating profit* is understood to be operating profit from ordinary activities excluding exceptional items.
- In this report, *net profit from ordinary activities* is understood to be net profit from ordinary activities excluding exceptional items.

(CONSOLIDATED)

x € million	2004	2003
KEY FIGURES:		
net sales	7,752	6,050
operating profit plus depreciation and amortization (EBITDA)	1,013	723
operating profit (EBIT)	489	294
net profit from ordinary activities	359	233
net result from exceptional items	-97	-94
net profit	262	139
dividend	190	188
depreciation and amortization	524	429
capital expenditure	334	433
acquisitions	-	1,561
cash flow (net profit plus amortization and depreciation)	786	568
net debt	337	671
shareholders' equity	4,812	4,918
total assets	8,936	9,400
capital employed	5,554	6,162
PER ORDINARY SHARE IN € :		
net earnings from ordinary activities	3.52	2.23
net earnings	2.51	1.24
dividend	1.75	1.75
shareholders' equity	47.71	47.73
RATIOS (%):		
operating profit / net sales (ROS)	6.3	4.9
EBITDA / net sales	13.1	12.0
operating profit / average capital employed (ROI)	8.3	5.9
net profit / average shareholders' equity	5.7	2.5
net debt / group equity plus net debt	6.5	11.9
group equity / total assets	54.3	52.8
EBITDA / financial income and expenses	19.9	23.3
net cash generated by operating activities / net sales	11.8	9.8
WORKFORCE:		
year-average workforce	24,479	20,516
workforce at 31 December	24,180	26,111

Forward-looking statements

This annual report contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this annual report.





(from l. to r.) Jan Zuidam (deputy chairman), Feike Sijbesma, Peter Elverding (chairman), Jan Dopper, Henk van Dalen

MANAGING BOARD

FOREWORD

DSM made good progress in virtually all areas in 2004. The financials were considerably better than in 2003, and the balance sheet remained very healthy. We virtually achieved the main strategic objectives of our transformation programme, entitled *Vision 2005: Focus and Value*. At the close of 2004 we reached a major milestone in our transformation into a specialty company when we announced our intention to acquire NeoResins from Avecia. NeoResins is a highly profitable international company specializing in water-borne resins. The new member of our group will be contributing straightaway to our earnings per share and will make DSM's coating resins business one of the top five players on the world market. The acquisition was concluded in early February 2005.

DSM also performed well on the stock markets: having been the best-performing stock in the AEX index at Euronext Amsterdam in terms of Total Shareholder Return in 2001 and 2002, DSM was the third-best performing AEX stock in 2004 with a Total Shareholder Return of 27%. DSM shares ranked second in the Dow Jones EURO STOXX Chemicals index.

Clearly unfavourable factors in 2004 were the continued decline in value of the US dollar against the euro and the strongly increased cost of energy and raw materials. Nonetheless, we still managed to achieve good progress in 2004 for many of our activities thanks to cost reductions, restructuring measures (inevitably leading to job losses) and in particular strong organic volume growth (over 8%).

With the economy in better shape but remaining vulnerable nonetheless, virtually all DSM businesses performed better than in 2003. DSM Nutritional Products, the division we acquired from Roche in September 2003, performed well, exceeding expectations. The Vital project, a comprehensive programme aimed at integrating and transforming DSM Nutritional Products, is going very smoothly. A detailed report on the progress of the Vital project is provided elsewhere in this annual report. Our performance materials and industrial chemicals businesses also performed clearly better than in 2003.

A disappointing development in 2004 was the slump in the antibiotics market. DSM Anti-Infectives closed the year with a high loss due to severe pressure on product prices and margins. In this business group we have taken necessary measures on a large number of fronts to cut costs and optimize production. In a few other units within the Life Science Products cluster we also implemented restructuring programmes or made preparations for such programmes.

We further improved our safety, health and environmental performance in 2004 in a number of respects. We are very much aware of the importance and value of sustainable business practices. In 2004, DSM was named the world's most sustainable chemical company in the Dow Jones Sustainability Index. We were also admitted to the FTSE4Good indexes.

DSM has always been a firm believer in solid corporate governance; many of the best practices listed in the code of conduct recently formulated by the Tabaksblat committee on corporate governance in the Netherlands were already well established at DSM. In 2004, we analyzed the practical implications of the code and implemented a number of supplementary measures. More details are to be found on page 7 of this report.

In the light of our further internationalization and the major changes in our portfolio, we decided in 2004 to change our legal structure from that of a company with a special Large Company Regime status to that of an ordinary public limited company, in which, among other things, the shareholders have a direct say in the appointment of members of the Managing and Supervisory Boards of Directors.

Mr Ewald Kist, a former chairman of the board of the ING Group, joined our Supervisory Board in July 2004. Mr Ad Geers, who had been a member of the Supervisory Board since 1999, resigned from the Board in the wake of the changes made in DSM's legal structure. He had been appointed on the nomination of the Central Works Council. I would like to express my sincere thanks to him, also on behalf of my colleagues, for his efforts and for the contribution he has made to our company.

The Supervisory Board will propose to the Annual General Meeting of Shareholders that Mr Chris Goppelsroeder be appointed to DSM's Managing Board to succeed Mr Jan Dopper. Mr Dopper has been a member of the Managing Board since 1999, and his career with DSM spans more than 20 years. We are very grateful to him for his great dedication and commitment.

Within a relatively short space of time we have made good progress in transforming ourselves into a multi-specialty group. As envisaged, about 80% of our portfolio now consists of specialties and we have proved ourselves capable of achieving a more stable performance even in economically difficult times. The main need in the period ahead of us is to consolidate and expand the strong positions we have achieved in the past few years. Our priorities for 2005 are to improve our profitability and complete our *Vision 2005* strategy programme. We will at any rate give high priority to organic growth, to be achieved through innovation and through the reinforcement of our leading market positions, including in China.

On behalf of my colleagues on the Managing Board, I would like to express my deep gratitude to our staff, who displayed tremendous spirit in 2004. *Vision 2005* now enters its final year. The transformation of DSM has clearly materialized. A great many things have changed in the past four years as we have been through a metamorphosis from which we have emerged well. We intend to conduct an evaluation in 2005 of the strategy we have pursued in the past few years, and chart a strategic course for the future. While there remains plenty for us to do, we are fully confident about our company's potential for the future.



Peter Elverding
Chairman of the Managing Board

REPORT BY THE MANAGING BOARD

GENERAL REVIEW AND STRATEGY

In 2004 DSM posted a considerably better operating profit and net profit from ordinary activities than in 2003. At € 489 million, the operating profit was 66% higher than in 2003, and the net profit from ordinary activities (€ 359 million) was up 54%.

The year was characterized by strong performances of DSM Nutritional Products and the Performance Materials and Industrial Chemicals clusters. The Life Science Products cluster showed a substantial deterioration of profits. This was due in particular to very weak market conditions for DSM Anti-Infectives and, to a lesser extent, DSM Fine Chemicals. There was a good balance between supply and demand in many of DSM's markets in 2004, and the company benefited from this with strong volume growth in many businesses compared with 2003. Organic sales-volume growth in 2004 amounted to more than 8%, which means DSM met its target of achieving an average volume growth that is twice as high as GDP growth.

DSM carried out a large number of reorganization and improvement projects in 2004. An inevitable result of these projects was that the number of employees decreased compared with year-end 2003, the overall decrease being about 1,900. In 2004 the company announced further restructuring measures for a few business groups in the Life Science Products cluster in particular and recorded a few asset impairments. A number of projects will continue in 2005. In this way DSM worked hard to further improve its profits and return on investment.

The year 2004 showed that DSM is on the right track with its strategy and activities. DSM will continue its programmes aimed at structurally improving its profitability. When it comes to further improving the company's profitability, the rising prices of raw materials and the unfavourable exchange rate of the US dollar against the euro are both major negative factors, alongside the weak market conditions for DSM's pharma-related activities in particular (representing about 15% of overall sales). Large-scale restructuring and adjustment programmes are currently being implemented by a number of business groups and at various production sites. We have also started a series of major cost-saving projects on the purchasing side. In conjunction with innovations and the development of new products this will provide a strong platform for our performance in 2005.

By concluding the takeover of NeoResins in early February 2005 DSM has now completed the strategic transformation of its portfolio that it decided to undertake in order to implement its *Vision 2005* strategy. The aim of the strategy, which was launched at the end of 2000, was to rapidly transform the group into a specialty company that would enjoy global leadership positions in relatively high value-added markets characterized by strong growth and more stable financial results. DSM took various steps during the period from 2001 to 2004 to achieve this aim. The company's financial position remained very healthy during this process. Major divestments in this period were the sale of DSM's profit rights in Energie Beheer Nederland in 2001 and the sale of its petrochemical business to SABIC a year later. Together, these two moves created sufficient financial scope for the takeover of Roche's Vitamins & Fine Chemicals division (now DSM Nutritional Products) in 2003.

The Vital project, a restructuring and transformation process launched immediately after the acquisition, led to a large number of improvements in 2004, including lower cost and higher profitability. The project has also revealed the huge technological potential of DSM Nutritional Products, and has resulted in various synergetic benefits, for example in the form of joint development and distribution of certain products. DSM Nutritional Products' first full financial year was highly satisfactory. The further process of integration and transformation is again likely to take up a great deal of energy in 2005, though. The Life Science Products cluster and DSM Nutritional Products make DSM the world's largest supplier to the life science industry.

The acquisition of NeoResins at the beginning of February 2005 has assured DSM of a place among the world's top five suppliers of coating resins. The takeover is fully in line with DSM's objective, as set out in the *Vision 2005* strategy document, of strengthening its position in the performance materials market. NeoResins has a number of highly profitable businesses spread all over the world, in markets that are growing at a rate of around 6% per annum.

Apart from falling within the financial bandwidth DSM set itself, both acquisitions have injected greater stability into the company's portfolios of life science products and performance materials and have created new perspectives for profitable growth.

The main priorities for 2005, alongside the further integration of the new members of the group, will be to further reinforce and expand the group's internal control framework, to introduce the updated corporate requirements, to achieve a further improvement in profitability, and to make full use of opportunities for profitable growth based on innovation and geographic strengthening, particularly in China. For example, in 2004 we signed a Letter of Intent with the Chinese company North China Pharmaceutical Group Corporation (NCPC) to invest USD 25 million in NCPC Ltd., giving DSM a 7% stake in the company's share capital. The aim of this intended participation is to enable us to form joint ventures for producing vitamins and antibiotics. NCPC Ltd. is one of the largest producers of vitamins and antibiotics in the People's Republic of China and is listed on the Shanghai stock exchange.

The situation today is that specialties account for about 80% of DSM's sales, which was one of the targets of the *Vision 2005* strategy. DSM has reduced its dependency on end-use markets that are sensitive to supply-driven trade cycles and has strengthened its presence in growth markets. Its financial ratios have remained in an excellent state throughout the transformation process. DSM maintained its 'A' credit rating.

During the period from 1 October 2000 to 31 December 2004, DSM shares generated an average annual return of 15%, including dividend. Over the past few years DSM has twice been the best performing stock (in terms of Total Shareholder Return) in both the AEX index at Euronext Amsterdam and the Dow Jones EURO STOXX Chemicals index. Last year DSM was the third-best performing stock in the AEX index and the second-best performing stock in the Dow Jones EURO STOXX Chemicals index. DSM shares increased by around 50% in value between 1 October 2000 and 31 December 2004.

We began preparing for the next Corporate Strategy Dialogue at the end of 2004. This involves evaluating the *Vision 2005* strategy we have pursued in the past few years and the impact it has had, and planning a new strategy for the next few years. The new strategy will be announced in October 2005.

THE DUTCH CORPORATE GOVERNANCE CODE

The publication of the Dutch corporate governance code (Tabaksblat code) represents an important milestone in the evolution of corporate governance in the Netherlands. DSM took advantage of the opportunity to comment on the draft version of the code of practice, pointing out that it should not diverge too much from the rules and views prevailing in other relevant countries, such as the USA and the UK, and should not contain overly detailed regulations. A large proportion of DSM's suggestions were incorporated in the final version of the code of practice published at the end of 2003.

We used the time available to us in 2004 to further analyze the code's practical implications for DSM, and to make and implement plans for complying with its provisions. In fact, many of the Code's Principles and Best-Practice provisions were already common practice at DSM. For example, our annual report already contained a description of our principles on corporate governance, we had for some time exercised a great deal of transparency regarding the publication of information on the remuneration of the members of the Managing Board, we had already adopted a set of regulations and a profile for the members of the Supervisory Board, and the annual report already included an extensive report compiled entirely independently by the Supervisory Board on its activities during the past year. Also, we had already asked our shareholders to authorize us to introduce a registration date system for shareholders wishing to attend the annual general meetings of shareholders. We used this system for the first time in 2004. Assessing and managing business risks was already an issue to which we attached high priority. In 2004, we focused on further structuring our efforts in this field, mainly by formulating requirements, procedures and internal control mechanisms, and of course by analyzing company-specific risks and taking measures to avoid these risks or minimize any adverse consequences they might have. This annual report contains a detailed description of our business risks and the way in which we manage and control these risks. This extensive reporting is one of the consequences of the way in which we have chosen to implement the Tabaksblat code.

The Tabaksblat code comprises 21 Principles and 113 Best Practices. All of these have been thoroughly analyzed and discussed in meetings of the Managing Board, the committees operating under the Supervisory Board (i.e. the Audit and Nomination & Remuneration Committees) and the full Supervisory Board, in the light of current company philosophies and practices. The outcome of these analyses and discussions is that we endorse all 21 Principles and that we actively uphold and support these Principles, in particular insofar as they relate to the activities of the Managing Board, the Supervisory Board or a committee operating under the Supervisory Board.

We also found that, of the 113 Best Practices, only one is not in line with what we consider to be logical and effective. This is Best Practice III.5.11, which stipulates that the remuneration committee shall not be chaired by the chairman of the Supervisory Board. We consider remuneration to be an integral part of our nomination and retention policy and hence of our human resource management policy for the company's senior management. We therefore consider it desirable for the Chairman of the Supervisory Board to be directly involved in preparing decisions taken by the full Board, also in view of the role played by the Supervisory Board Chairman vis-à-vis the Managing Board. For the same reasons (i.e. logical cohesion and efficiency) we have chosen to make a single committee responsible for selection, nomination and remuneration. In our opinion, there is no reason to opt for two committees in our case. We are compliant with all other 112 Best Practices, either because we already had these practices in place before the Tabaksblat Code was published or because we have adapted our methods and procedures to the Code. For example, we have largely reformulated the regulations for the Managing Board and the Supervisory Board, we have rewritten the charters for the committees operating under the Supervisory Board and we have changed the profile description for the Supervisory Board, to bring them all in line with the provisions of the Tabaksblat Code.

All of these documents may be consulted on our website. The same holds for the whistle-blowing procedure which we published in 2004 and which took effect across the entire company at the beginning of 2005. In an explanatory note for our staff, we stressed that whistle-blowing will normally be done only in cases where there are good reasons why an employee cannot report cases of potentially undesirable conduct through the usual channels, i.e. directly to the person involved or to his or her manager. An open corporate culture is a key prerequisite for good corporate governance.

We have drawn up a report on our remuneration policy – comprising the elements suggested by the Code – and discussed it in depth. The report (see page 44) will be submitted for adoption by the Annual General Meeting of Shareholders in April, so that the shareholders can formulate a standpoint. In the same shareholder meeting, a proposal will be presented for the appointment of a new Managing Board member, for a period of four years.

The report of the Supervisory Board to the shareholders (see page 39) contains a detailed account of how the Supervisory Board fulfilled its supervisory duties and a report, in conformity with the Best Practices set out in the Tabaksblat Code, on the Supervisory Board's working methods, independence and expertise and on the composition of the Supervisory Board and the committees operating under the Supervisory Board. The Supervisory Board members and the Managing Board members did not hold any more supervisory directorships than the number now prescribed by the Code as a Best Practice. The Supervisory Board does not include any former members of the company's Managing Board. The new Supervisory Board member, Mr Ewald Kist, has followed an induction programme, and similar arrangements will be made for all future new members of the Supervisory Board. There were no conflicts of interest, either in the Supervisory Board or in the Managing Board, between the company and an individual Board member.

The company has not issued, and will not issue, any loans to members of the Supervisory Board or the Managing Board. DSM has not appointed any delegated Supervisory Board members and has not issued any depositary receipts for shares.

The Annual General Meeting of Shareholders on 31 March 2004 adopted our proposal to convert Royal DSM N.V. from a company with a special Large Company Regime status into an ordinary public limited company. As a result of the amendment of the articles of association along these lines, the shareholders now have a direct say in the appointment of members of the Managing Board and the Supervisory Board, their rights are now documented in conformity with the Best Practices of the Code, and various other points relating to the Code have been incorporated into the articles of association.

With regard to the provision of information, DSM was already applying most of the Best Practice provisions of the Code, and is now applying all of them. The only protective device available to DSM is the option of issuing cumulative preference shares B. Information on this form of takeover defence is given on page 90. The aim of this defensive measure in the event of an unexpected takeover bid is to create the time needed for carefully weighing all interests involved. Communication between our external auditors and our Corporate Operational Audit Department is fully open.

The above is a detailed, albeit not exhaustive, description of how DSM complies with both the spirit and the wording of the Dutch corporate governance code. As we indicated in our previous annual report, the implementation of the Code has not led to any fundamental changes in our thinking or actions, but has enabled us to tighten up and formalize our policies. At the Annual General Meeting of Shareholders on 6 April 2005 we will discuss the way in which we have implemented the Code, based on the above considerations and the regulations and charters (including the whistle-blowing procedure) published on the Internet.

All in all, the Managing Board and the Supervisory Board are of the opinion that DSM has its corporate governance house in order and has successfully translated the new Code's recommendations into day-to-day practice. External rating agencies are generally positive about DSM's corporate governance. We ourselves consider DSM's open corporate culture an important contributory factor in securing the effective checks and balances that form the basis of good corporate governance. Our quest to internationalize our Managing Board and Supervisory Board will also help in this process. Besides internal openness, we also attach great importance to transparency and openness to the outside world, to our shareholders and other stakeholders, an openness which we seek to achieve among other things through our sustainability policy (see also our Triple P Report for 2004 on the aspects of People, Planet and Profit). The "outside world" is a vital source of the checks and balances that we need, and in this respect it too helps optimize our corporate governance.

RISK MANAGEMENT

The Managing Board of Royal DSM N.V. is responsible for the design and effectiveness of the company's internal risk management and control systems. The purpose of these systems is to identify any significant risks to which the company is exposed and enable the effective management of these risks. However, these systems can never provide absolute assurance regarding the achievement of corporate objectives and can never entirely prevent the occurrence of material errors, losses, cases of fraud or the violation of laws or regulations.

Every year the Managing Board undertakes a Corporate Risk Assessment (CRA). In 2004 it performed a CRA in which three major risk areas were identified: (1) the entry of Chinese low cost competitors into DSM markets, (2) the company's capacity for organic growth via innovation and (3) the availability of sufficient high-calibre managers and professionals to safeguard the future development of DSM. It was decided to further investigate these three topics. The review results will be important input for the new Corporate Strategy Dialogue (CSD) that will take place in the course of 2005.

In 2004 we carried out an independent and systematic analysis and review of the control environment and relevant risks to which the DSM organization might be exposed. We also reviewed the effectiveness of the risk management and control systems that are being used by the various units. The managements of the relevant units carried out similar evaluations and reported the results. We regularly discussed these results with the respective units. We discussed a summary of all risks and the associated risk management and control activities with the Audit Committee and the Supervisory Board. For an extensive description of our approach to risk management and control, see the section on risk management on page 57 of this annual report.

Based on the activities reported in the risk management section we believe, to the best of our knowledge, that we can assert with reasonable assurance that the internal risk management and control system of Royal DSM N.V. was effective during the 2004 financial year.

However, the design and effectiveness of the risk management and control system are subject to continuous improvement. A considerable improvement in 2004 concerned the revision and tightening-up of the company's Corporate Requirements. The new Requirements are being implemented systematically at all units of DSM, a process that started in 2004. The main elements of the Requirements, especially those that concern goods and money flows, are targeted to be implemented in 2005.

In subsequent years we will continue to give high priority to improving risk management and integrating it into day-to-day operations.

SAFETY, HEALTH AND THE ENVIRONMENT (SHE)

SAFETY

In 2004 the lost-workday-case frequency index (the number of LWCs per 100 DSM employees per year) decreased slightly. At year-end it stood at 0.22 (2003: 0.23). In 2004 the total number of Recordable Injuries, including contractors, was 204, which is 0.88 per 100 employees. This is a decrease of 22% compared with 2003, when the frequency index was 1.13. These two indicators put DSM among the top 25% in its peer group. Further improvements will have to come from achieving even higher levels of compliance, drawing lessons from incidents, stepping up our training efforts and introducing programmes for changing management and staff behaviour. In 2004 a great deal of progress was made in the compliance programme launched in 2003. The bulk of the programme will be completed in 2005. The completely overhauled Safety, Health & Environment course for senior managers was given nine times in 2004. At some sites Behaviour Based Safety programmes were launched.

An explosion took place at our glyoxylic acid plant in Linz (Austria) in 2004. Thanks to the action taken in the wake of a previous explosion at the same plant, no damage was caused in the surrounding area and no-one was injured. It has been decided to discontinue the production process in its current state.

HEALTH
Twenty cases of occupational disease were reported worldwide at DSM in 2004. This represents a decrease of 25% on the figure for 2003 (27). The cases varied widely in nature, ranging from allergic complaints to back injuries and RSI.

One of the findings of a health-care analysis performed for all our sites in 2003 and 2004 was that the various DSM companies worldwide do not share a common definition of 'occupational disease'. In response to this finding we are now working on the further standardization of working methods, including the reporting of cases of occupational disease.

THE ENVIRONMENT
DSM once again succeeded in reducing virtually all types of emission in terms of volume per unit of product. The company has already achieved nine of the fourteen environmental targets set for 2006.

DSM has started benchmarking the environmental performance of its main products against a peer group of companies. This year's Triple P Report contains a report on the progress made in this analysis and on the initial results.

The number of environmental incidents classified as serious fell from eleven in 2003 to four in 2004. Alongside these environmental incidents, the practice since 2002 has been to report all other incidents in which substances are released (loss of primary containment). 522 of these incidents occurred in 2004, down 30% from 2003 (746).

HUMAN RESOURCES

ONGOING TRANSFORMATION AND INTERNATIONALIZATION
The integration of DSM Nutritional Products was one of DSM's most important activities in 2004, not least from a human resource management point of view. Among the tools used for smoothing the integration process were special editions of the DSM induction course for senior managers of DSM Nutritional Products, a management exchange programme and the introduction of the DSM Management Development system at the new group member. High priority was given to open communication, which we regard as a critical factor in the success of the integration.

Against the background of the group's continued internationalization, DSM formulated a new policy on international assignments that came into effect on 1 January 2005. The policy applies to expatriate staff all over the world and is designed, among other things, to provide better support for the staff concerned, to help control costs and to achieve greater consistency in the terms of employment applying to expatriate staff.

DEVELOPMENT, APPRAISAL AND MOTIVATION
DSM's management training institute, known as the DSM Business Academy, launched a new learning format for professionals, managers and executives in 2004. The new format includes training courses in management and leadership skills. The first module of the first new programme (known as the Executive Leadership Programme) was completed at the beginning of November 2004. Other courses operated by the DSM Business Academy in disciplines such as R&D and marketing & sales will be aligned with our new approach in the field of management and leadership.

DSM organized its first 'Talent Development Centre' at the end of 2004. This Centre complements our Management Development system and is aimed at speeding up the process by which highly talented staff are promoted to executive level. The Talent Development Centre runs a three-day course in which ten participants receive training involving both individual exercises and groupwork.

Following the introduction of a performance appraisal system for executives in 2003, last year saw preparations made for the introduction of a similar system that will apply to all managers. The new system will be introduced in 2005.

The development of a culture based on diversity is part and parcel of DSM's personnel policy. In order to promote flexible working practices for both men and women, targets have been set for each business group in relation to the recruitment, appointment and promotion of women and staff working flexitime to senior management posts. Progress was made in most of these areas in 2004: at the end of the year the percentage of female executives stood at 3% (as compared with 1% at the end of 2002); the percentage of female senior managers was 8% (7% at the end of 2002); and 2% of executives and 7% of senior managers were working in flexitime at the end of 2004 (the same as at the end of 2002).

So as to gain a clearer picture of staff motivation and commitment, DSM conducted a worldwide working climate analysis in the form of a representative survey among over 4,000 members of staff in June 2004. The high response rate (75%) is illustrative of the importance that staff attach to the issue. Our scores were generally in line with those of comparable companies in our industry. There were a number of areas, however, in which we scored much better than the field; these included safety and environmental protection, employee empowerment, teamwork, working climate, the rating of direct superiors, and pay and appreciation. In certain other areas, though, such as employees' perception of job security and their perception of the company's competitiveness, we scored worse than the reference group. Most of these scores came from employees in units where major reorganizations are taking place. Please see our Triple P Report for 2004 for further information on the results of the working climate analysis.

DSM WORKFORCE AS AT 31 DECEMBER 2004:

x € million	2004	2003
Europe	15,624	16,841
– the Netherlands	7,529	7,996
– rest of Europe	8,095	8,845
Asia	3,519	3,597
North and South America	4,569	5,101
rest of the world	468	572
Total	24,180	26,111

REORGANIZATIONS AND RESTRUCTURING MEASURES

In 2004, as in 2003, DSM implemented restructuring operations and reorganizations in response to a still vulnerable economy, intensified competition, the weak dollar, sharply increased raw material prices and specific problems in a number of important markets. In 2005, too, the effects of restructuring operations will make themselves felt. In 2004 we closed several plants. The first phase of the Vital transformation and integration programme at DSM Nutritional Products led to job reductions in various countries, in particular in Western Europe. In the Netherlands we launched the Copernicus project to streamline manufacturing operations at the Chemelot site in Geleen. At the end of 2004, DSM Anti-Infectives announced drastic reorganization measures, including the closure of a number of production lines in the Netherlands. In addition, in several parts of the world projects are in progress that will lead to further job reductions in 2005. The total number of employees at year-end 2004 was 24,180, which is 1,931 less than at year-end 2003. In implementing reorganization and restructuring programmes we always proceed with great care. In restructuring programmes we closely cooperate with the works councils and trade unions and make extensive efforts to find solutions in the form of transfers, retraining programmes or a supported outplacement package. However, the scope of ongoing business-process improvement programmes that should lead to operational excellence in purchasing, manufacturing, ICT and pricing goes beyond job reductions; these programmes are mainly focused on operational effectiveness.

RESEARCH AND DEVELOPMENT

R&D AT LIFE SCIENCE PRODUCTS AND DSM NUTRITIONAL PRODUCTS

In 2004 we expanded our advanced catalysis facilities for corporate research into life science products. We developed new synthesis methods based on biocatalysis and homogeneous catalysis for complex organic compounds such as active ingredients of medicines. The new synthesis routes are cost-effective and low in both energy consumption and waste production.

We also expanded our genomics research. With our PeptoPro® recovery ingredient we were able to reap the initial rewards of our work in identifying the genome of the *Aspergillus niger* fungus. Production of this ingredient, which helps sportspeople recover more quickly after exercise, is based on the activity of two enzymes we discovered as a result of this genomics research. We also mapped the genes of other vital production organisms. We now make frequent use of our knowledge of genomics in looking for new products and improving production processes.

Collaboration with external research institutes is becoming an ever more important aspect of our desire to strengthen our technological potential. Through its involvement in the Wageningen Center for Food Sciences, DSM participates in a nutrigenomics programme sponsored by industry, Dutch knowledge institutes and the Dutch government. The programme seeks to use genome research to design new nutritional ingredients that can help prevent diseases. We are also involved in a partnership with various universities and other research centres, including the health and nutrition department of Maastricht University and the Kluyver Institute (which is part of Delft University of Technology), the aim being to analyze the genetic composition of micro-organisms. Joint programmes such as these are excellent examples of effective public-private partnership, and will form an increasingly prominent feature of the technological landscape in the future.

Research and development at DSM Nutritional Products supports this unit's activities in the field of human and animal nutrition and health and personal care. The organization boasts an impressive history as a pioneer in the production of active ingredients (e.g. vitamins and carotenoids) for a wide range of applications, and seeks to bring the same pioneering spirit to bear on the development of new product generations.

The main objective as far as process improvement is concerned is to drastically lower the costs of production. The strategy continues to be one of introducing new, more economical and in most cases more sustainable processes and developing new production methods based on biotechnology. The synthesis of natural products and fermentation technology are two of DSM Nutritional Products' strengths. Following a meticulous analysis of the chemical processes currently used for producing our vitamins and carotenoids, we launched a research project last year into alternative production routes. In many of these areas, we are benefiting from strong synergies with the R&D departments of other DSM business groups. We achieved a revolutionary breakthrough in biotechnology by programming a special micro-organism to convert raw material into vitamin C in just a single step. The simplified fermentation process requires less investment than conventional techniques, and also makes production less complex. Implementation of the new technique could result in DSM becoming the world's lowest-cost producer of vitamin C. The relevant technology has been patented both with respect to the genes and enzymes used and with respect to the process itself. Commercial-scale production will require a few more years of research.

Regarding the development of new products, our R&D activities are geared towards our three principal markets of *human nutrition and health*, *animal nutrition and health* and *personal care*.

Our activities in relation to *human nutrition and health* focus on the development of nutritional ingredients that can help to reduce the risk of chronic diseases such as cardiovascular disease and diabetes. We use high-throughput screening to compare potential new products with our library of over 80,000 natural products and extracts. This automated process quickly shows which substances are capable of producing a beneficial effect. The selection process is based on our competences in biochemistry, chemistry, safety, food science, IT and other disciplines. In this way we are also strengthening our patent position in the health segment of the market, which is closely associated with the nutrition segment. In 2004, we used our new technique to make a product that may reduce the risk of diabetes. Nutrigenomics is also yielding more and more information on the complex interrelationship between nutrients and genes. A single experiment with a single chip is sufficient to study the expression of a large number of genes (up to 10,000), thus producing vital information on the regulation of genes and enzymes and the role they play in human and animal wellness. We possess the necessary competences and are already using the technology. One example of a new product for the human nutrition market is Teavigo®, the healthy main ingredient of green tea. Its role is to speed up fat-burning and reduce the cholesterol level. Teavigo® is the purest commercially available form of the catechin EGCG, the ingredient that is responsible for these effects. We are marketing the new product as a food ingredient and supplement.

Research into *animal nutrition and health* is designed to produce new additives for animal feeds. Working in conjunction with Novozymes, we design new enzymes for the animal feed market. This involves first screening potential enzymes with the aid of enzyme databases, and then testing their action by conducting experiments during the animal's growth period. This strategy has resulted in a breakthrough in the search for and the development of new products for animal feeds. Our research in 2004 generated a range of promising enzymes that we are now developing further. We discovered new properties in VevoVitall®, a highly pure form of benzoic acid that we produce with the aid of patented technology and that we put on the market a year ago. VevoVitall® reduces ammonia emissions from pig manure by 35% and stimulates healthy piglet growth, causing piglets to grow between 10 and 20% more rapidly. In these respects Vevovitall® offers a better performance than conventional, antibiotics-based or other substances that are currently in use and that will be banned in the EU as of 2006. In order to offer to the animal feed industry alternatives to antibiotic type growth promoters, DSM Nutritional Products has established an R&D program under the title "Eubiotics". Eubiotics are defined as substances that aim at modulating the gut microflora of animals. DSM Nutritional Products is very well placed to develop these products. Drawing on a large library of natural products, screening tools on molecular, chemical and microbiological level will be combined with focused testing in target animal models. Currently DSM Nutritional Products pursues three different approaches to identify and develop effective concepts, which are expected to bring real innovation to animal nutrition and wellness. The projects are in different stages, ranging from early screening to development of an identified compound.

Our main objective in the *personal care* market is to design UV filters that can provide protection against the sun, as well as other active ingredients that are beneficial to skin and hair health. Using our knowledge of UV filters, chemistry and biology, we developed a means of transferring the active UV chromophore to a polymer carrier. Our Parsol®SLX is the first organic UV-absorbing agent to combine a polymeric structure with extremely good protective properties. Parsol®SLX has a high protection factor, can readily be used in conjunction with popular cosmetic products and does not penetrate the skin. Its molecular structure also means it has other potential applications, such as protecting hair from damage caused by UV radiation. The underlying technology, which we have patented, offers plenty of potential for developing other filters. We also discovered a promising personal care application for Teavigo®, a product that we are already selling in the human nutrition market. The new product prevents dental plaque and inflammation of the gums, and also helps to produce fresh breath. We used patented technology to give Teavigo® the stability needed in toothpaste.

R&D AT PERFORMANCE MATERIALS

A number of innovative projects were added to the R&D programme for Performance Materials in 2004, so as to ensure that we can meet our customers' demands even better and also to promote sustainable growth of this business. Our research activities are geared mainly towards developing new products and applications, improving processes and developing applications know-how, all so that we can satisfy the demand in the market for performance materials. We also continued to acquire new skills in using biotechnology and nanotechnology in the production of new materials.

The Technology Transfer Process introduced last year ensures that sustainability aspects are given due attention when technologies are transferred to the various business groups.

We developed a range of new engineering plastics, rubbers, resins and coatings in 2004: Akulon® XB, which has very good barrier properties and is designed to be used as a food packaging film, Stanyl® Super High-Flow for connectors, various materials based on Sarlink® thermoplastic vulcanizates for automotive seals and various consumer products. Our new version of EPDM is a unique product for the market for dispersants. We managed to considerably improve the gas and fluid tightness of EPDM with the aid of a coating made up of nanoclay particles. We developed new resins for radiation-curable powder coatings for floors, glass fibre-reinforced plastics and MDF (medium-density fibre board), as well as a new line of TGIC (triglycidyl isocynanurate) and hybrid powder coating resins that cure at low temperatures.

Other new products are bonding pastes for wind-turbine rotor blades and boats and Dyneema® Purity for medical applications such as sutures. Micabs® is a technology for the marking of plastic objects (regardless of the substrate) with the aid of a laser. Opto-Clear® is a UV-curable anti-reflection coating that DSM Desotech designed with the aid of nanotechnology. Celltex® is a functional coating for the foodstuffs and pharmaceuticals industries. Neogel® Eco is a new series of gel coats for the boat building industry characterized by low styrene emission.

R&D AT INDUSTRIAL CHEMICALS

We seek to strengthen our position in industrial chemicals mainly by improving our production processes and introducing new innovation programmes. In 2004, for example, we implemented improvements at our acrylonitrile plant in Geleen, the Netherlands, that will save us several millions of euros each year. The medium-term projects involve research into innovative processes. These form part of the Corporate Research Programme, which we are implementing in close collaboration with the R&D managers at the business groups. The Melamine Skill Centre is responsible for melamine customer support and central research, and receives a great deal of assistance from the various other R&D groups, including the central analysis and technology departments.

EXPENDITURE

Expenditure on research and development (R&D) amounted to € 286 million in 2004, which represents 3.7% of DSM's net sales. R&D expenditure on Life Science Products represented 5.6% of net sales. The comparable figure for Performance Materials was 3.9% and that for Industrial Chemicals 1.0%. At DSM Nutritional Products, R&D expenditure amounted to € 75 million, which represents 3.9% of sales. As at 31 December 2004, a total of 1,890 staff were employed on R&D activities, representing about 8% of the aggregate workforce.

INTELLECTUAL PROPERTY


R&D EXPENDITURE 2000-2004
x € million
300
275
250
225
200
00
01
02
03
04

As a result of the transformation of DSM into a multi-specialty group, the role of intellectual property is becoming increasingly important.

We have a portfolio of some 13,000 patents and patent applications all over the world. Over 230 new patent applications were filed in 2004, about an eighth of which were on behalf of DSM Nutritional Products. Important applications were filed in fields such as new materials, ingredients for human and animal nutrition, and new applications for laser technology. Our leading technology positions are supported by strong IP portfolios, for example with regard to Stanyl®, Dyneema® and Ronozyme®.

The acquisition of NeoResins from Avecia has added over 250 patents and patent applications in the field of coating technology to our patent portfolio.

DSM owns over 1,000 trademarks in a wide range of markets throughout the world. The company's branding policy revolves around the branding strategies developed by the business groups. Major new brands include Teavigo®, Optisharp®, Optoclear®, Redivivo®, Chiralitree® and a logo designed for products made with Dyneema®. We made progress in aligning the branding strategies for the various products using the DSM Brand Book, which sets out the principles and regulations applying to our corporate identity and branding policy.

We paid special attention to the IP situation in China, which remains vulnerable but is showing signs of gradual improvement. We currently own over 300 Chinese patents. We strengthened our IP organization not only in China but also in Switzerland and the USA.

One of the consequences of our transformation is that we are exercising our IP rights more aggressively against our competitors, while our competitors are doing the same against us. In many cases, the profitability of knowledge-intensive products is closely bound up with the relevant IP position. Last year saw the settlement of a number of court cases and the commencement of proceedings in relation to disputes concerning products in the performance materials and animal and human nutrition markets.

ICT

TECHNICAL INFRASTRUCTURE

DSM Nutritional Products was assimilated in the overall DSM ICT infrastructure in 2004. All DNP sites, around 80 in total, were added to the network; applications were transferred, and websites and e-business web applications were adjusted. The process of separating the business applications which DNP shares with its former parent company, Roche, will be completed during the course of 2005. A number of improvement projects were also launched as part of our Vital integration programme.

We expanded our ICT infrastructure in China in order to support the strategy we are pursuing in the Chinese market.

The security of our ICT infrastructure was a high-priority issue last year, on account of the sharp increase in threats in the form of viruses and attacks by computer hackers. We managed to save on licensing costs by standardizing business applications at a number of sites.

BUSINESS PROCESS STANDARDIZATION

At a number of DSM units – including DSM Dyneema, DSM Fibre Intermediates and DSM Pharmaceuticals Inc. – projects were carried out in 2004 to put in place standardized and integrated business processes. DSM Pharmaceuticals Inc. in particular needed an ERP system that complies with the requirements laid down by the FDA (the US Food and Drug Administration). The business units whose systems had already been integrated made further improvements, particularly in relation to demand and supply chain management. We also set up a new service organization that will be handling payments on behalf of all DSM units in a standardized way.

As part of the Operational Excellence programme, both DSM Elastomers and DSM Dyneema implemented new work processes for plant maintenance in 2004. Similar processes were also started at for example the Geleen (the Netherlands) site and a number of production sites of DSM Nutritional Products.

E-BUSINESS

Our aim when we started using e-business in 2001 was to process at least half of our orders on line by 2005. Over the past few years we have invested in a high-quality e-business architecture and infrastructure. Important gains have been closer cooperation with our partners thanks to direct system connections, a 24-hour webshop for customers, e-logistics, electronic conferencing and electronic invoicing and payments. Groupwide, over a third of all orders were placed using e-business platforms in the year under review. There was a 90% increase in the number of ERP connections compared with 2003. The number of orders placed through the webshop quadrupled in 2004, and we have succeeded in using e-logistics to considerably speed up loading and unloading operations at a number of sites.

We intend to further expand our e-business capabilities in the coming years. In 2005, we will be refining our webshop and adding rail and possibly also ship transportation modules to our e-logistics programme, which to date has been used primarily for road transport purposes.

PURCHASING

We continued to work on the further professionalization and repositioning of our purchasing activities in 2004, as part of a process started in 2003. Following the installation of the DSM Purchasing Board at the end of 2003 and the launch of a cost reduction project, purchasing has now become an integral part of the group's operations. In the summer of 2004 a Chief Purchasing Officer was appointed whose job it is to plan the future corporate purchasing organization and to design a management model for it. This will also involve developing a global purchasing strategy as an integral part of the group's business strategy. The sharp focus on the professionalization of our purchasing activities should generate lasting savings.

The cost-cutting programme we launched early in 2004 is designed to achieve annual savings of € 150 million on the level of expenditure in 2003. These savings are to be fully achieved in 2006. We are also making efforts to professionalize our purchasing activities even further. Staff are receiving training in various fields. In the knowledge that outstanding purchasing practices cannot be achieved without transparency in purchasing spend, we adopted new standard tools to ensure this transparency. We are also giving high priority to the quantification, via quarterly reporting, of the savings made. The new purchasing strategy will be implemented by a central unit, which will have regional branches in Europe, the USA and Asia. The new organization will become operational in the course of 2005.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

2004 was the last financial year on which DSM has issued a financial report based on Dutch accounting rules. From the financial year 2005 onwards, DSM will change over to the International Financial Reporting Standards (IFRS), which are mandatory for all listed companies in the European Union. This changeover has involved an adjustment of internal accounting rules and a corresponding adjustment of systems, as well as extensive communication with and training of financial employees. To facilitate comparison, this annual report contains an annex in which the balance sheet and results for 2004 (on a quarterly and annual basis) are represented in accordance with the IFRS.

FINANCIAL RESULTS

GENERAL
DSM's operating profit from ordinary activities in 2004 was € 489 million, up 66% on 2003. The figures for DSM Nutritional Products were included in the group figures for the entire year (as opposed to 2003, when its figures were only consolidated for the final quarter). Organic volume growth in 2004 amounted to more than 8%. At € 359 million, the net profit from ordinary activities was 54% higher than in 2003.

The *Life Science Products* cluster posted 2% lower sales in 2004, primarily on account of the lower dollar and the lower level of sales recorded by DSM Anti-Infectives. The operating profit showed a strong decrease, due to the further weakening of the US dollar, the losses incurred by DSM Anti-Infectives as a result of the historically low prices for penicillin and its derivatives, and the lower level of profit earned by DSM Fine Chemicals on account of the glyoxylic acid production outage.

Sales at *DSM Nutritional Products* were stable year on year; sales volumes were up but prices were under some pressure, especially in the animal nutrition segment. Margins remained stable on average. Both sales and operating profits were adversely affected by the lower dollar. The Vital project, the aim of which is to ensure that DSM Nutritional Products' activities are rapidly integrated and transformed, produced a sharp reduction in costs. In part as a result of this, the operating profit was higher than projected.

Sales in the *Performance Materials* cluster rose substantially thanks to sales volume growth coupled with higher prices. The higher level of sales volumes – which more than compensated for the slightly tighter margins during the year as a whole – raised the operating profit to a strongly higher level than in 2003. DSM Engineering Plastics and DSM Dyneema performed particularly well.

The *Industrial Chemicals* cluster posted a substantial increase in sales, with all the business groups recording higher sales volumes and both caprolactam and ammonia attracting higher prices. The operating profit increased strongly, which was due mainly to higher sales volumes and margins for caprolactam and fertilizers.

MACRO-ECONOMIC DEVELOPMENTS IN 2004
Macro-economic developments in 2004 were better than in the previous year. At 4%, the world economy posted the highest level of growth witnessed in the past four years. The USA, and also China and Japan, recorded sharp increases in GDP growth. World trade grew in volume terms by over 8.5% compared with 2003.

The world economy made relatively good progress despite geopolitical instability and sharp rises in the prices of raw materials. Chemical raw material prices rose across the board, and manufacturers of chemical intermediates in particular did not always succeed in passing on the higher prices to their customers. The result was pressure on margins. The hike in oil prices was especially marked: the average price of a barrel of Brent crude rose by over 30% compared with the year before. The US dollar lost further ground against the euro, its value falling by almost 10% compared with 2003. European exports suffered accordingly. European manufacturers of products whose prices on the world market are quoted in US dollars, such as penicillin, were also affected.

With a growth rate of about 2%, the growth of the European economy lagged far behind the rates posted by other regions. Demand in Europe did not grow as strongly as in other parts of the world. The main problems facing European governments were high unemployment, budget deficits and resistance to reforms of their social security systems.

The European chemical industry grew in line with European GDP growth, at 2.4%. All sectors performed better than in 2003. Chemical industry output in the US was up 5% on the previous year.

Overall chemical industry output in China was around 15% higher than in 2003. Output growth is expected to be around 10% per annum in the medium term.

It is generally expected that the growth of the world economy will flatten out somewhat in 2005. The old member states of the European Union are expected to post a disappointing 2% growth rate. The accession of ten new member states to the European Union is likely to have only a modest impact on the European economy, whilst the growth of the US economy is likely to fall back to 3.5%. The value of the euro against the US dollar will remain the dominant factor in this respect. A further substantial fall in the value of the dollar will have a profoundly adverse impact on the profits of the European chemical industry. Raw material prices and the balance of supply and demand in the various markets are additional uncertainties.

Statement of income

x € million	2004	2003
net sales	7,752	6,050
other operating income	108	131
total operating income	7,860	6,181
total operating costs	-7,371	-5,887
operating profit from ordinary activities	489	294
balance of financial income and expense	-51	-31
taxation	-98	-49
profit from non-consolidated companies	8	5
minority interests	11	14
net profit from ordinary activities	359	233
net result from exceptional items	-97	-94
net profit	262	139

Net sales

At € 7.75 billion, net sales in 2004 were 28% higher than in the previous year. DSM Nutritional Products accounted for an increase of 23% in net sales, contributing for a full year, and organic volume growth for the DSM Group as a whole amounted to more than 8%. Selling prices were virtually unchanged from the previous year. Lower exchange rates, and the decline in the value of the US dollar in particular, had an effect of -3%.

The following table shows the trend in net sales in each cluster:

x € million				accounted for by:			
	2004	2003	Difference	Volumes	Consolidations and deconsolidations	Prices	Exchange rates
Life Science Products	1,882	1,963	-4%	8%		-10%	-2%
DSM Nutritional Products	1,899	*496	283%		283%		
Performance Materials	2,008	1,774	13%	13%	0%	3%	-3%
Industrial Chemicals	1,608	1,416	14%	9%		8%	-3%
Other activities	355	401					
Total DSM	7,752	6,050	28%	8%	23%	0%	-3%

* fourth quarter only

Operating costs

Operating costs rose compared with 2003, closing the year on € 7.4 billion. The main component of these costs, i.e. the cost of raw materials and consumables, rose by € 800 million.

Amortization and depreciation rose from € 429 million in 2003 to € 524 million in 2004. Of this figure, € 128 million (including € 9 million in impairments) was accounted for by DSM Nutritional Products (fourth quarter of 2003: € 42 million, including € 10 million in impairments).

Operating profit from ordinary activities

The operating profit from ordinary activities rose by € 195 million (66%), from € 294 million in 2003 to € 489 million in 2004, mainly as a result of higher sales volumes. The EBITDA margin, i.e. the operating profit from ordinary activities before depreciation and amortization as a percentage of net sales, rose from 12.0% in 2003 to 13.1% in 2004.

With raw materials prices showing a strong increase and selling prices (expressed in euros) virtually unchanged, mainly as a result of exchange rate developments and price decreases in the Life Science Products cluster, the average margin, i.e. the selling price per unit of product less variable costs, was down on the 2003 level.

Net profit

The net profit rose from € 139 million in 2003 to € 262 million in 2004. Expressed as earnings per ordinary share, the net profit rose from € 1.24 in 2003 to € 2.51 in 2004.

Financial expenses stood at € 51 million in 2004, as compared with € 31 million in 2003. The increase was due primarily to the acquisition of DSM Nutritional Products.

At 22%, the effective tax rate in 2004 was higher than in 2003 (19%). The 3% rise was the result of the higher total profit and hence the relatively lower share of profit components taxed at a low rate. The increase was in fact mitigated by corrections applied for previous years.

The profit from non-consolidated companies increased from € 5 million in 2003 to € 8 million in 2004.

The net profit from ordinary activities increased by € 126 million to € 359 million, which was largely due to the higher level of operating profit.

In line with announcements made in the fourth quarter of 2004, at the end of the quarter the Managing Board formulated and communicated a proposal for a comprehensive restructuring programme at DSM Anti-Infectives. This programme, including a related provision of € 44 million, was approved by the Supervisory Board in December 2004. In connection with the restructuring programme at DSM Anti-Infectives, the consequences of the investigation into the explosion at the glyoxylic acid plant in Linz (Austria) last summer and the refocusing of operations at DSM Biologics, a fixed-assets impairment of € 108 million has been applied.

Earlier in 2004, a provision had been created for an onerous contract (DSM Anti-Infectives), and a book profit had been recorded on the sale of an industrial site (DSM Elastomers). The total net result from exceptional items for 2004 thus amounted to € 97 million negative (2003: € 94 million negative).

Minority interests accounted for € 11 million (2003: € 14 million); the figure in question related to activities in North America and China.

CAPITAL EXPENDITURE AND FINANCING

Capital expenditure on tangible and intangible fixed assets amounted to € 334 million in 2004, which was considerably less than the figure for amortization and depreciation (for detail by core activity see page 18). This was due to the fact that, on the one hand, there was a difference in timing between the completion of investments and the start-up of new investment programmes, while on the other hand the selection criteria applied to new investments were extra strict in order to achieve a situation where the level of capital expenditure was below the level of amortization and depreciation. The level of capital expenditure in 2005 is expected to be slightly lower than the level of amortization and depreciation. At approx. € 600 million, the free cash flow was about 60% of EBITDA and almost 80% of the net profit plus amortization and depreciation from ordinary activities. This enabled the company to pay debts out of the cash flow to an amount of € 288 million and to repurchase the cumulative preference shares C for an amount of € 114 million.



Pharmaceuticals

Statement of cash flows

x € million		2004		2003
Cash at 1 January		1,216		2,974
Operating activities:				
– *net profit plus* amortization and depreciation	786		568	
– revenue from divestments	-18		-6	
– change in working capital	95		111	
– other changes	48		-82	
Net cash generated by operating activities		911		591
Investing activities:				
– capital expenditure	-334		-1,902	
– divestments	28		17	
– other changes	-2		-4	
Net cash used in investing activities		-308		-1,889
Dividend		-194		187
Net cash used in financing activities		-367		-384
Effects of changes in consolidation and exchange differences		-7		111
Cash at 31 December		1,251		1,216

Net debt stood at 7% of group equity plus net debt at the end of 2004.

BALANCE SHEET PROFILE

as %	before final dividend 2004	2003
intangible and tangible fixed assets	47	49
financial fixed assets	5	4
current assets	48	47
total assets	100	100
group equity	54	53
provisions	10	10
long-term liabilities	12	16
current liabilities	24	21
total group equity and liabilities	100	100

The balance sheet total (total assets) decreased in 2004 and amounted to € 8.9 billion on 31 December (2003: € 9.4 billion). Group equity decreased by € 127 million compared with the situation at the end of 2003; this was due mainly to the payment of dividend, the repurchase of cumulative preference shares C and exchange differences relating to non-euro-denominated holdings. Group equity as a percentage of total assets increased from 53% at the end of 2003 to 54% at the end of 2004. The current ratio (current assets divided by current liabilities) decreased from 2.18 in 2003 to 1.95 in 2004.

Capital expenditure on tangible and intangible fixed assets was 36% below the level of amortization and depreciation. The total of intangible and tangible fixed assets was € 415 million (9%) lower than in 2003. The working capital was € 185 million lower than in 2003, due in particular to lower inventories and accounts receivable at higher sales volumes. Cash increased slightly and amounted to € 1,251 million.


GROUP EQUITY
as a % of balance sheet total
60
50
40
30
20
10
0
00
01
02
03
04

DIVIDEND

The dividend that the company pays its shareholders depends on business conditions, the company's financial performance and other relevant factors. DSM aims to provide a stable and, if possible, rising dividend.

In accordance with earlier announcements, at the beginning of 2005 DSM reviewed its cash flow definition as a basis for calculating the dividend, as the implementation of IFRS entails changes in the presentation of the statement of income. This review has led to the conclusion that the cash flow from ordinary activities remains the reference parameter for the dividend.

The dividend is based on a percentage of cash flow. Barring unforeseen circumstances, this percentage lies within a range of 16 to 20% of the net profit from ordinary activities excluding exceptional items (minus the dividend payable to holders of cumulative preference shares) plus depreciation and amortization. Since depreciation and amortization form a large and stable component of cash flow, the dividend, too, is relatively predictable.

The proposed dividend on ordinary shares for the year 2004 amounts to € 1.75 per share. This corresponds to about 19% of the cash flow (net profit from ordinary activities (€ 359 million) plus depreciation and amortization (€ 524 million) minus the dividend payable to holders of cumulative preference shares (€ 22 million)). An interim dividend of € 0.58 per ordinary share having been paid in August 2004, the final dividend will amount to € 1.17 per ordinary share.

The dividend will be paid out in cash and will be made payable on 22 April 2005.

OUTLOOK FOR 2005

The global economic outlook for 2005 does not seem to be unfavourable. Although economic growth is expected to be lower than in 2004, the demand/supply balance in most of DSM's end markets seems to remain robust.

However, for European producers a significant negative influence can come from a possible further weakening of the US dollar against the euro in 2005. On top of that, volatility in raw material prices and disruptive geopolitical events remain potential risks to the chemical industry's trading conditions.

If this year's business environment turns out to be in line with 2004 conditions, which does not seem unlikely at present, the outlook for DSM in 2005 is certainly favourable. Under such economic circumstances the impact of volume growth and the results of ongoing restructuring programmes, combined with innovation in new products and markets, will lead to improved financial results for DSM.

For the short term DSM expects continued weakness in the pharma business (specifically anti-infectives) and the DSM Fine Chemicals business group within the Life Science Products cluster. In the second half of 2005 DSM will be seeing the impact of the recently announced restructuring plans in these businesses. In other DSM businesses the short-term market outlook is relatively favourable at the moment.

Trading conditions in Q1 2005 seem to be somewhat stronger than in Q1 2004, although the US dollar exchange rate against the euro has decreased further and the development of raw material prices continues to be uncertain. Barring unforeseen circumstances, DSM expects that the operating profit for Q1 2005 will be substantially higher than that for Q1 2004 (which was € 131 million based on IFRS).



Industrial coatings

REVIEW OF BUSINESS

DSM's activities are grouped into strategic clusters: Life Science Products, Performance Materials and Industrial Chemicals. We use this grouping for reporting purposes; the clusters are not organizational entities. DSM Nutritional Products will remain a separate entity for the time being, about which we report separately, after the chapter about Life Science Products. The shares of the various clusters in our sales, operating profit, capital expenditure, capital employed and workforce are tabulated below.

NET SALES AND SUPPLIES

	NET SALES		SUPPLIES	
x € million	2004	2003	2004	2003
Life Science Products	1,882	1,963	1,985	2,022
DSM Nutritional Products*	1,899	496	1,910	496
Performance Materials	2,008	1,774	2,013	1,777
Industrial Chemicals	1,608	1,416	1,747	1,534
Other activities	355	401	355	401
intra-group supplies	-	-	-258	-180
total	7,752	6,050	7,752	6,050

* The 2003 figure is based on one quarter.

OPERATING PROFIT PLUS DEPRECIATION AND AMORTIZATION (EBITDA)

x € million	2004	2003
Life Science Products	243	320
DSM Nutritional Products*	331	72
Performance Materials	236	178
Industrial Chemicals	194	141
Other activities	7	12
total	1,013	723

* The 2003 figure is based on one quarter.

OPERATING PROFIT (EBIT)

x € million	2004	2003
Life Science Products	83	164
DSM Nutritional Products*	203	30
Performance Materials	147	90
Industrial Chemicals	108	60
Other activities	-29	-25
operating profit before amortization of goodwill	512	319
amortization of goodwill	-23	-25
total	489	294

* The 2003 figure is based on one quarter.

EBITDA / SUPPLIES 2003 AND 2004


in %
18
16
14
12
10
8
6
4
2
0
Life Science Products
DSM Nutritional Products
Performance Materials
Industrial Chemicals
DSM (total)
2003
2004

EBIT / SUPPLIES 2003 AND 2004


in %
10
8
6
4
2
0
Life Science Products
DSM Nutritional Products
Performance Materials
Industrial Chemicals
DSM (total)
2003
2004



Dairy ingredients

CAPITAL EMPLOYED BY CORE ACTIVITY AT 31 DECEMBER 2004



x € billion
2.0
1.5
1.0
0.5
0
Life Science Products
DSM Nutritional Products
Performance Materials
Industrial Chemicals
Other activities

OPERATING PROFIT BY CORE ACTIVITY AT 31 DECEMBER 2004



x € million
200
150
100
50
0
Life Science Products
DSM Nutritional Products
Performance Materials
Industrial Chemicals
Other activities

CAPITAL EXPENDITURE

x € million	2004	2003
Life Science Products	128	181
DSM Nutritional Products*	55	47
Performance Materials	64	109
Industrial Chemicals	75	78
Other activities	12	18
total	334	433

* The 2003 figure is based on one quarter.

OPERATING PROFIT

as % of average capital employed (ROI)	2004	2003
Life Science Products	4.8	8.4
DSM Nutritional Products*	11.5	6.3
Performance Materials	14.0	8.3
Industrial Chemicals	15.8	8.2
total before amortization of goodwill	9.2	6.9
total after amortization of goodwill	8.3	5.9

* The 2003 figure is based on one quarter.

CAPITAL EMPLOYED AT 31 DECEMBER

x € million	2004	2003
Life Science Products	1,533	1,899
DSM Nutritional Products	1,708	1,811
Performance Materials	1,008	1,089
Industrial Chemicals	664	699
Other activities	341	317
capital employed excluding goodwill	5,254	5,815
goodwill	300	347
total	5,554	6,162

R&D EXPENDITURE

	x € million		as a percentage**	
	2004	2003	2004	2003
Life Science Products	106	123	5.6	6.3
DSM Nutritional Products*	75	19	3.9	3.8
Performance Materials	78	81	3.9	4.6
Industrial Chemicals	16	20	1.0	1.5
Other activities	11	25	3.1	6.2
total	286	268	3.7	4.4

* The 2003 figure is based on one quarter.

** Of net sales.

WORKFORCE (YEAR-END)

	2004	2003
Life Science Products	8,343	8,950
DSM Nutritional Products	6,607	7,399
Performance Materials	3,735	3,782
Industrial Chemicals	2,566	2,782
Other activities	2,929	3,198
total	24,180	26,111



Functional food ingredients



FEELING BETTER WITH PROBIOTICS

Lafti® probiotics are specially selected and formulated bacterial strains. These benign bacteria are stable, survive their passage through the gastrointestinal tract and have proven health benefits. They alleviate gastrointestinal complaints and strengthen the immune system.

LIFE SCIENCE PRODUCTS

The Life Science Products cluster comprises the following business groups: DSM Fine Chemicals, DSM Pharmaceutical Products, DSM Anti-Infectives, DSM Food Specialties and DSM Bakery Ingredients. Our main customers are the pharmaceutical industry, the food business and the agrochemical industry. The main drivers of growth are a growing world population, increasing purchasing power, the aging of the population, the increasing importance attached to a healthy lifestyle and the growing emphasis placed on personal care.

The activities in this cluster are to a large extent based on DSM's in-depth knowledge of biotechnology (including fermentation, genomics and biocatalysis) and organic chemistry. DSM is the world's biggest independent supplier to the pharmaceutical industry, and we also hold leading positions in the markets for ingredients for human and animal nutrition. The business groups in this cluster work closely together with each other and with DSM Nutritional Products in the field of R&D, for example in biotechnology, and they share distribution channels as well as production facilities.

Both sales and profits were down on 2003, mainly as a result of the depressed state of the antibiotics market, the explosion in the glyoxylic acid plant in Linz (Austria) and the unfavourable development of the US dollar exchange rate and the prices of raw materials.

x € million	2004	2003
net sales*:		
– DSM Fine Chemicals	374	347
– DSM Pharmaceutical Products	463	425
– DSM Anti-Infectives	386	542
– DSM Food Specialties	359	316
– DSM Bakery Ingredients	403	392
total	1,985	2,022
operating profit	83	164
operating profit plus amortization and depreciation	243	320
capital expenditure	128	181
capital employed at 31 December	1,533	1,899
operating profit as % of average capital employed	4.8	8.4
research and development	106	123
workforce at 31 December	8,343	8,950

* before elimination of intra-group supplies to other clusters

NET SALES OF LIFE SCIENCE PRODUCTS


x € million
2,500
2,000
1,500
1,000
500
0
00
01
02
03
04

OPERATING PROFIT OF LIFE SCIENCE PRODUCTS


x € million
300
200
100
0
03
04

DSM FINE CHEMICALS

MAJOR PRODUCTION SETBACK; WORKING TOWARDS IMPROVED PROFITABILITY

DSM Fine Chemicals (DFC) produces chemicals for specialist applications, for example for the agrochemical and food industries. DFC comprises four business units:
DSM Actis develops, produces and sells products made by synthesis on an exclusive basis, primarily for use in agrochemicals, as well as product trees, i.e. products based on the same raw materials or the same technology. The business unit has production facilities in Linz (Austria) and Geleen (the Netherlands).
DSM Special Products develops, produces and sells benzoic acid, sodium benzoate, benzaldehyde, benzyl alcohol and products derived from these for a range of end-use markets in the life science industry. The business unit has production facilities in Geleen and Rotterdam, both in the Netherlands. DSM Special Products is the leader of various important markets, including preservatives and flavourings.
DSM Minera operates an iodine mine in Chile and sells iodine and iodine derivatives to the life science and performance chemicals industries.
Holland Sweetener Company is a joint venture with Tosoh (Japan). It develops, produces and sells aspartame, an intense, low-calorie sweetener. It has a production plant in Geleen (the Netherlands).

STRATEGY
DSM Fine Chemicals' strategy is to further expand its position as a supplier of high-quality specialty chemicals. The main pillars of the business group's strategy are constant process improvements, cost-cutting and targeted growth in attractive market segments.

BUSINESS REVIEW
The trend on DFC's markets in 2004 was in line with the overall trend in 2004. Business was adversely affected principally by the decline in the value of the US dollar and the sharp rises in the prices of various key raw materials, such as toluene. Phenol production in Rotterdam (the Netherlands) was discontinued. The concentration of DSM Special Products' production activities in Rotterdam will be completed in 2005 with the transfer of the benzyl alcohol and benzaldehyde purification activities from Geleen to Rotterdam. An explosion in the glyoxylic acid plant in Linz (Austria)

resulted in a sharp fall in profits for this product line. The restructuring measures we took in relation to our aspartame business had some effect. DFC's profits for 2004 were considerably down on the figures for 2003 on balance.

PROJECTS

All business units of the DFC business group made further progress in 2004 in implementing the measures designed to boost profitability and underpin sustainable growth. By paying constant attention to cost control in relation to all activities, as well as to the purchasing side of business, we succeeded in offsetting part of the financial decline during the year. We also took a number of additional steps to introduce certain best practices in order to cut costs and restore profitability in a number of areas. To this end we are carrying out a study into restructuring measures for the activities in Linz which we will complete in the first half of 2005.

DSM PHARMACEUTICAL PRODUCTS

GRADUAL IMPROVEMENT IN A MARKET THAT IS STILL DIFFICULT

DSM Pharmaceutical Products comprises three business units:
DSM Pharma Chemicals ranks among the world's top three producers of complex intermediates and active ingredients for pharmaceuticals. Its main customers are the large pharma houses and the newcomers on the market. The main plants are located in Linz (Austria), Venlo (the Netherlands), South Haven (USA) and Capua (Italy).
DSM Biologics, with production plants in Groningen (the Netherlands) and Montreal (Canada), focuses on the market for pharmaceuticals developed and produced on the basis of modern biotechnological processes, such as recombinant proteins, antibodies and gene therapeutics.
DSM Pharmaceuticals, Inc. in Greenville (USA) produces and – on the basis of raw materials supplied to it – formulates pharmaceuticals in various dosage forms.

STRATEGY

DSM Pharmaceutical Products seeks to achieve market leadership in the development, scale-up and custom manufacture of products for the pharmaceutical industry. It positions itself as a customer-oriented partner supplying the pharmaceutical industry with high-added-value products based on advanced chemistry, biotechnology and technology for the formulation of end products in tableted or liquid form for oral administration, injection or infusion.

BUSINESS REVIEW

Sales at DSM Pharma Chemicals (DPC) were once again under pressure in 2004. The main causes were the declining demand and the high level of stocks accumulated by customers. Chemical production at Greenville was halted at the end of 2004 as part of a restructuring process. A range of improvement programmes were implemented and considerable progress was made in a number of areas. In this context it was very important to launch new high-added-value activities, for example to increase the share of active ingredients for registered products and to collaborate more closely with customers who, in outsourcing their production activities, want to use our specific technology, especially in chirality, biocatalysis and fermentation. We also succeeded in concluding new, long-term contracts with customers for a number of major products. In addition we are taking action throughout the business unit to cut costs, and in new projects the emphasis and focus will continue to lie on the application of innovative technologies. Business at ResCom, the organization responsible for the development of products that are still in the pre-clinical development phase, expanded according to plan. A number of projects were already transferred to larger-scale units at DPC in 2004, which means that ResCom is developing into a supplier of projects for DPC's large-scale production plants.

DSM Biologics (DSMB) has unique positions in innovative technologies such as PER.C6, a human cell line with very specific properties. In addition, DSMB has gained a promising position in perfusion fermentation technology which offers various benefits especially in more sensitive processes. The business unit's sales decreased slightly in 2004. This was mainly the result of a decision to cease production of a number of products and the amount of attention that had to be paid to systems. In 2003 DSMB had begun strengthening the foundations underlying its activities, and in 2004 it continued to work all-out on this process. Quality assurance was expanded and internal processes were improved in order to be able to meet even the most stringent requirements in these fields. In view of DSMB's shift in focus towards its unique strengths, the postponement of the construction of large-scale plants and a change in the configuration of these plants, an impairment in the book value was recorded at the end of 2004, to an amount of € 30 million.

DSM Pharmaceuticals, Inc. (DPI) enjoyed a good year in 2004. Apart from seeing strong growth in sales of existing products, DPI also launched 18 new products for new and existing customers, including a number of sterile biological products that are now produced in high volumes at Greenville. DPI is receiving more and more inquiries from prospective customers every year, and its portfolio of new projects is also growing. Most of the new projects DPI undertook in 2004 related to sterile products, for which the business unit conducted an active marketing campaign in 2003 and 2004. The campaign included the market launch of a software package called Lyo-Advantage®, an application DPI designed for regulating freeze-drying cycles.

DPI completed the planned expansion of its sterile production facilities in 2004, adding around 85 m^2 of freeze-drying capacity and making the business unit the largest sterile-pharmaceuticals freeze-drying contractor on the market with advanced quality control systems that have been entirely audited and approved by a large number of customers and national organizations, including the FDA and the EMEA.

DPI is now in an excellent position to meet the large demand for sterile products that is expected to emerge in the future. A large number of sterile biological products are expected to be launched in the coming five to ten years.

DPI's business relationship with Roche was further reinforced by DSM's takeover of Roche's Vitamins & Fine Chemicals business at the end of 2003. The strategic partnership has resulted in an increase in the number of joint projects and in a good contribution to DSM Pharmaceutical Products' sales and profits.

DSM Pharmaceutical Products posted a strongly improved result compared with 2003.


dust
60
FLOW

A SPORTY LOOK & FEEL

Anyone taking a good look will spot DSM-made materials everywhere. They are used by the world's leading manufactures of consumer products. Among the thousands of examples are Akulon® (PA6 and PA66 plastics) and Stamylan® UH (ultrahigh molecular weight polyethylene), which are used to make the runners and bindings of skis and snowboards.

DSM ANTI-INFECTIVES

A VERY TOUGH YEAR

DSM Anti-Infectives (DAI) holds global leadership positions in penicillin G, intermediates for penicillin (6-APA and 7-ADCA), side chains, semi-synthetic penicillins, semi-synthetic cephalosporins and other active ingredients, such as clavulanic acid and nystatin. These products are used for combating bacterial or fungal infections. DSM Anti-Infectives has production sites in the Netherlands, Spain, Sweden, Mexico, India, China and Egypt.

STRATEGY
DSM Anti-Infectives seeks to maintain its leadership positions. Technological innovation, close collaboration with customers and operational excellence are the key elements of our strategy.

BUSINESS REVIEW
Global demand for penicillin equivalents grew by 2-3% in 2004, the same growth rate as in the previous year. The growth was concentrated in Asia, notably in China. The leading Chinese manufacturers continued to expand their production capacity. This, in combination with measures taken by the Chinese government, caused the prices of penicillin G and its derivatives to sink to new depths. The global overcapacity in the penicillin G market caused serious financial problems for all market players. Various manufacturers in Europe and India were compelled to either reduce or halt their production activities. The weak US dollar also had a highly adverse effect, given that the prices of antibiotics on the world market are quoted in dollars. All the above factors had a very severe negative impact on the business group's financial results.

Although clavulanic acid made a strong contribution to the business group's results in 2004, this contribution was clearly lower than in 2003, when patent protection in the USA had just lapsed. Sales volume growth in non-US markets proceeded according to plan, but prices and margins fell considerably. The margins for nystatin remained stable, despite the fact that for this product, too, prices in all markets came under pressure from increasingly fierce competition. The profits earned by DSM Deretil from side chains were squeezed by the weak dollar and price rises for a number of raw materials. We took a number of important steps in 2004 to intensify our collaboration with Chinese manufacturers.

The combined effect of the above-mentioned developments was a decrease of more than € 100 million in DSM Anti-Infectives' operating result compared with 2003, which means that the operating result for 2004 was strongly negative.

PROJECTS
Against the background of sharply reduced penicillin prices, the persistent weakening of the US dollar, the ongoing growth of the antibiotics markets in China and India and the steady build-up of a strong production base for penicillin-based and related products (including 6-APA) in these markets, we announced a series of drastic measures in 2004. These are aimed at rapidly restoring DAI's profitability and maintaining its global leadership positions for penicillin and derivatives. Substantial cost reductions and the further introduction of new technologies should restore the business group's profitability within two years.

DSM has decided to step up production from India and China in order to achieve a lowest-cost position on a permanent basis. Our announced intention to form a penicillin joint venture with the Chinese pharma producer North China Pharmaceutical Corporation Ltd. fits in with this strategy. In this way DSM will also improve its position in the Indian and Chinese growth markets in the long term.

In the first half of 2005 DSM will close the 6-APA plants in Delft (the Netherlands) and the facility for the production of an intermediate based in Geleen (the Netherlands). The UK joint venture with GlaxoSmithKline for the production of 6-APA will be discontinued. We will strengthen our position in 7-ADCA (produced in Delft) and in a number of other penicillin products based on enzymatic DSM technology, such as Purimox. The organization of DSM Anti-Infectives will be given a more regional focus with a view to reinforcing its positions in local markets and increasing its efficiency. DSM plans to reduce its involvement in a joint venture in Mexico and is considering strategic action regarding this partnership.

All measures together will produce cost savings and improvements worth € 40 to € 50 million, to be achieved over a period of around two years.

As in previous years, we devoted a great deal of time and energy to further improving the efficiency of our production processes. We reinforced our strategy for the enzymatic production of 7-ADCA in Delft (the Netherlands) by lowering cost prices and making a series of technological improvements. The capacity expansion announced in 2004 will be completed in 2005.

DSM FOOD SPECIALTIES

A GOOD YEAR UNDER OUR BELT

DSM Food Specialties is a global supplier of advanced ingredients for the food industry manufactured with the aid of fermentation and enzyme technology, among other techniques. The group comprises four business units and a development unit:
DSM Dairy Ingredients produces rennet, starter cultures, coatings for cheese and dairy-product tests for ascertaining the presence of residues of antibiotics. DSM is one of the biggest suppliers of cheese ingredients in the world.
DSM Savoury Ingredients is a major producer of ingredients for flavourings and flavour enhancers (such as yeast extracts) used in products such as soups, instant meals, sauces and savoury snacks.
DSM Beverage Ingredients holds a strong position in markets for products such as enzymes and yeasts for fruit juices, wine, beer and other alcoholic beverages.
DSM Nutritional Ingredients produces ingredients for baby food, food supplements and functional foods, such as arachidonic acid, betacarotene and enzymes.
DSM Ingredients Development develops innovative ingredients.

DSM Food Specialties' main production sites are in Seclin (France, enzyme production), Capua, (Italy; betacarotene and arachidonic acid), Delft (the Netherlands; yeast extracts and tests), Zaandam (the Netherlands; flavourings), Belvidere (USA; arachidonic acid) and Moorebank (Australia, starter cultures). The main R&D centre is in Delft.

STRATEGY
DSM Food Specialties targets market segments characterized by rapid growth and seeks to respond to health trends and the

increasing demand for natural products. The business group supplies its customers with innovative, added-value ingredients that enable them to satisfy consumer demands in terms of quality, nutritional value and taste.

BUSINESS REVIEW
The global food ingredients market grew by about 4% in 2004. Despite the lower dollar, DSM Food Specialties saw its sales grow by around 10% compared with 2003. A large proportion of its sales are denominated in US dollars, and prices of a number of products came under pressure.

DSM Dairy Ingredients' sales were up on 2003. Sales volumes of rennet produced by means of fermentation were much higher than in 2003. Starter cultures and probiotics also showed strong growth. Sales volumes of antibiotic residue tests remained stable, whilst there was a rise in sales volumes of preservative systems, notably cheese coatings.

DSM Savoury Ingredients recorded a higher level of sales, particularly in the USA and Asia. The business unit launched a special yeast extract with a high nucleotide content under the name of Maxarome® Select A.

Sales at DSM Beverage Ingredients remained stable, with good volume sales to wine producers and breweries. The fruit market partially recovered from the sharp decline experienced in 2003. Prices were under a certain amount of pressure, especially those of enzymes for alcoholic beverages.

DSM Nutritional Ingredients saw its sales increase very sharply. More and more baby food manufacturers are launching new product lines for infant formula enriched with arachidonic acid (ARA), a trend which has been generating substantially higher sales of this product. DSM Food Specialties is the exclusive supplier of ARA to Martek, the company that markets ARA/DHA oil. In view of the growing demand for this product, we have expanded our production capacity and are now also producing in Belvidere (USA), where DSM Food Specialties uses a plant owned by DSM Nutritional Products. Production capacity will be increased further in 2005. Sales of the Lafti® probiotics strain were bolstered by its launch on the US and other markets for food supplements.

DSM Ingredients Development stepped up its collaborative efforts with external research institutes and prospects in the development of new ingredients. Various new products were launched in 2004. One of these is PeptoPro®, a patented peptide based on DSM's enzyme technology that sportsmen and sportswomen can use to considerably reduce their recovery time after a period of physical exertion. PeptoPro® Sports was successfully used by 80% of Dutch athletes before, during and after the 2004 Olympic Games. Olympic swimming champion Inge de Bruijn from the Netherlands has agreed to promote the product on our behalf. PeptoPro® was formally launched on 1 September 2004. In November, the delegates attending the Health Ingredients Europe conference named the product as the best innovation in the field of health ingredients in 2004.

Thanks to higher sales coupled with lower costs, the operating profit posted by DSM Food Specialties was markedly higher than in 2003.

PROJECTS
The business group's R&D organization intensified its research into radical product innovations. As a result, apart from various promising research projects in the pipeline, a number of successful market launches took place in 2004. Last year also saw the official opening of our new, advanced Food Innovation Center in Delft, the Netherlands. In addition to speeding up the pace of product development, the new Center will also be bringing a greater measure of creativity to bear on the development of food ingredients.

Various restructuring measures were taken at our enzymes production facility in Seclin (France), with the aim of boosting the product group's profitability and ensuring that targets for future growth are met. We also implemented a restructuring project in Moorebank (Australia) and introduced SAP at this site.

DSM BAKERY INGREDIENTS

NEW PRODUCTS AND STUDY INTO STRATEGIC OPTIONS

DSM Bakery Ingredients is one of the world's leading manufacturers of bakery ingredients, making baker's yeast, bakery enzymes and bread improvers at production sites the bulk of which are located in Europe and Latin America. DSM is the world's No. 3 supplier of yeast and other bakery ingredients.

STRATEGY
DSM Bakery Ingredients wishes to be the baking industry's partner of choice by supplying innovative, high-quality products at competitive prices. To this end, DSM Bakery Ingredients has set itself the objective of becoming the leading player on the world market and of minimizing its costs.

BUSINESS REVIEW
As a result of changing eating habits in various regions and the growth of the world population, the bread market is showing slight growth. Thanks to our extensive applications knowledge, we are in an excellent position to anticipate future trends and changes, and to meet the demand for new types of bread. Two good examples of the benefits of our familiarity with local markets are the successful launch of a bread improver for Fibra Vital bread, a prebiotic concept that selectively stimulates the intestinal flora, and the way in which we managed to build on last year's successful launch of a functional-food improver for Vitafit® breads.

DSM Bakery Ingredients achieved a slight increase in sales volumes in the relatively stable market for fresh yeast. Sales of instant dry yeast remained stable in a highly competitive market.

For strategic, technological and market-related reasons, we transferred our activities in the field of bakery enzymes to DSM Food Specialties in 2004. Despite the persistent pressure in the bakery ingredients market, DSM Bakery Ingredients nonetheless performed well thanks to cost reductions.

DSM Bakery Ingredients' sales were virtually unchanged from 2003. Its operating profit improved thanks to the cost-cutting measures taken.

PROJECTS
We performed in-depth research in 2004 into ways and means of further improving the functionality and production costs of bakery ingredients, notably by making use of enzyme technology. We successfully expanded our activities in connection with the hemi-cellulase enzymes launched last year. A project for improving Fermipan® instant dry yeast generated a new product with better rehydration behaviour. At the beginning of 2004 we started a thorough analysis of ways of achieving a lasting improvement in performance. We also carried out a study into the divestment of all or part of the business group. We expect to be able to announce the outcome in early 2005.



Bread mixes

DSM NUTRITIONAL PRODUCTS

STRONG PERFORMANCE IN FIRST FULL YEAR AFTER TAKEOVER

DSM Nutritional Products is the world's largest supplier of vitamins, carotenoids (i.e. pigments and anti-oxidants) and other biochemicals and fine chemicals that are used in products for human and animal nutrition and health and in personal care products. It has eleven large production sites in seven countries: Switzerland (Sisseln and Lalden), France (Village-Neuf), Belgium (Tienen), Germany (Grenzach), the UK (Dalry), the USA (Freeport and Belvidere) and China (two plants in Shanghai and one in Wuxi). The unit also owns some 50 smaller pre-mix plants for nutritional ingredients for humans and animals, where products are made in response to specific customer needs. R&D work is concentrated in the region of Basel, Switzerland. DSM Nutritional Products has sales offices in over 100 countries.

DSM Nutritional Products is the market leader in ingredients for products in the fields of human and animal nutrition and health and personal care. Among the products and formulas launched in 2004 were Coenzyme Q10 in the nutrients market and Teavigo® Oral Care in the personal care market. VevoVitall®, produced by DSM Fine Chemicals, was successfully launched on the animal nutrition market.

x € million	2004	2003*
net sales	1,910	496
operating profit	203	30
operating profit plus amortization and depreciation	331	72
capital expenditure	55	47
capital employed at 31 December	1,708	1,811
operating profit as % of average capital employed	11.5	6.3
research and development	75	19
workforce at 31 December	6,607	7,399

* fourth quarter only

THE VITAL PROJECT
Good progress was made with the Vital project, a three-stage project for restructuring and transforming DSM Nutritional Products and integrating it with the rest of the group within a short space of time. The project focuses on separating DSM Nutritional Products from its former parent company, i.e. the Roche Group, integrating people, systems and cultures, improving its performance, boosting the quality of profits, creating new options for profitable growth and developing a new general strategy and a corresponding organizational model. DSM Nutritional Products' integration into DSM's infrastructure will be virtually complete by the end of 2005. In 2004 very good progress was made in achieving the targets set in respect of cost-cutting and profitability.

The operating profit was around € 50 million higher than our target for 2004. The cost improvement of € 200 million to be achieved by 2006 will probably be achieved earlier. The savings are mainly the result of staff cuts, lower-cost purchasing and global improvements in efficiency. The implementation of DSM's Manufacturing Excellence programmes has led to sharp improvements in efficiency.

NET SALES OF DSM NUTRITIONAL PRODUCTS*


x € million
2,500
2,000
1,500
1,000
500
0
03
04

* 2003: fourth quarter only

OPERATING PROFIT OF DSM NUTRITIONAL PRODUCTS*


x € million
300
200
100
0
03
04

* 2003: fourth quarter only

The second stage of the Vital project, which revolves around improving the quality of profits, got off to a start in the second half of 2004. Its main focus is on improving marketing methods, optimizing margins and making better use of the potential for innovation. The third stage of the project, which was launched at the end of the year, involves defining a strategy and an organizational model for the company. The results of the third stage will be published in the first half of 2005.

BUSINESS REVIEW

During its first full year as a member of the DSM group, DSM Nutritional Products strengthened its position as the leading player in the market for nutritional ingredients, recording sales of € 1.9 billion and an operating profit of more than € 200 million. Sales were generally stable, with growth in the volume of sales offset by pressure on the prices of some of our more mature products. Recent launches performed well and accounted for about 10% of aggregate sales. Both sales and operating profit were adversely affected by the decline in the value of the US dollar.

HUMAN NUTRITION AND HEALTH

This market generally showed attractive growth. Functional food concepts are proving increasingly popular in the nutritional products sector, a trend that ties in well with our strategy of launching new products and developing new solutions based on product forms for existing products.

In the Human Nutrition and Health segment DSM Nutritional Products recorded robust growth in its sales, thanks to a sharp increase in the sales of new products such as CoQ10 and Redivivo® (lycopene), and to improved sales volumes of vitamin C, vitamin A and B and citric acid.

In the pharmaceuticals segment, new products and new product forms produced gratifying results. A second-generation probiotic called Lafti® was launched, and two new carotenoids, lutein and zeaxanthin (Optisharp®), both recorded sales growth of around 20%. Teavigo® was launched in North America and a number of European countries. Around the world many new consumer products (foods and food supplements) containing Teavigo® are being launched.

ANIMAL NUTRITION AND HEALTH

The Animal Nutrition and Health side of the business suffered in 2004 from the effects of the outbreak of avian flu, the impact of which was particularly marked in Asia. In the aquaculture market, the salmon industry stepped up its volume of production, only to see a decline in salmon prices in the second half of the year. Salmon farmers are making increasing use of special feed ingredients, partly to raise their margins, and this resulted in our sales volumes increasing on balance.

DSM Nutritional Products also achieved substantial growth in sales of its Hy.D® feed supplement, which is used by poultry farmers to improve animal performance, and in sales of Ronozyme® enzyme products. Ronozyme had another good year, with sales more than 10% higher than in 2003. Our alliance with Novozymes is generating a constant flow of new and innovative enzymes for the animal nutrition industry. A recent addition to our product range is VevoVitall®, a feed supplement that reduces ammonia emissions from manure and promotes animal growth. VevoVitall® is a fine example of the type of synergy that can be achieved by working closely together with DSM Fine Chemicals.

PERSONAL CARE

This segment saw strong growth, with the leading cosmetics manufacturers on the lookout for active ingredients for skin, hair and mouth care. Parsol®SLX, a new generation of UV-B filters, was well received by the leading producers of sunblockers. We also launched Teavigo® Oral Care, a product that reduces the risk of caries, gum decay and bacteria that cause bad breath. Our stable forms of vitamin C, which are sold under the brand name of Stay-C®, met with an enthusiastic reception from manufacturers of skin care products.

INVESTMENTS

In September 2004, DSM opened the largest plant in the world for the production of vitamin E. This plant is located in Sisseln, Switzerland. This investment is testimony to our commitment to the industry and to our customers, and underlines our position as the world's leading producer of vitamins for the food, pharmaceutical and cosmetics industries. The new plant has an annual production capacity of some 25,000 tons of vitamin E.

DSM Nutritional Products strengthened its position as the leading supplier of premixes by opening new, state-of-the-art plants for feed premixes in Thailand and Turkey in 2004.

DIRECTORS OF DSM NUTRITIONAL PRODUCTS

Feike Sijbesma (1959) Chairman of DSM Nutritional Products and member of the Steering Committee; he combines these positions with his membership of the DSM Managing Board

Henk van Dalen (1952) Member of the Steering Committee, a position he combines with his membership of the DSM Managing Board

Bob Hartmayer (1952) Chief Operating Officer

Frans Pistorius (1948) Finance

Alexander Schmid-Lossberg (1959) Human Resource Management

Jo van den Hanenberg (1947) Information Technology, a position he combines with the post of Chief Information Officer at DSM

Mauricio Adade (1963) Marketing

Manfred Eggersdorfer (1951) Research & Development

Paul Gilgen (1945) Manufacturing & Purchasing

Christoph Goppelsroeder (1959) Regional manager for North America

Bruno Müller (1956) Europe

Roland Schlagenhauf (1954) Asia

Wai-Ming Tsang (1956) China

Antonio-Ruy Freire (1949) Latin-America

DIRECTORS OF THE VITAL PROJECT

Emmo Meijer (1951) also DSM's Chief Technology Officer

Christoph Goppelsroeder (1959) also regional manager for North America

Jos Schneiders (1951) also Director of Strategic Projects at DSM

The above is an overview of the entire management team of DSM Nutritional Products. As from next year we will integrate the management team into the general overview of DSM directors (see page 42).



Dietary supplements

PERFORMANCE MATERIALS

The Performance Materials cluster comprises four business groups (DSM Elastomers, DSM Engineering Plastics, DSM Coating Resins and DSM Composite Resins) and a business unit (DSM Dyneema). All of these specialize in the manufacture of technologically sophisticated, high-quality products that are tailored to meet customers' performance criteria. DSM has formulated a global marketing strategy for most of these. The products are used in a wide variety of end-use markets, each of which comes with its own particular dynamics. These include the automotive industry, the aviation industry, the electrics & electronics industry, the coatings industry and the construction industry. We are constantly developing new applications, such as new materials for electronic components and glass-fibre cables, plastic components to replace steel, eco-friendly coatings and new products for enhancing personal safety. Our aim of making an acquisition to strengthen this cluster took shape at the end of 2004 when we announced the takeover of NeoResins. The takeover was concluded at the beginning of February 2005.

The cluster's sales and operating profit were strongly higher than in 2003, mainly as a result of higher sales volumes.

x € million	2004	2003
net sales*:		
– DSM Elastomers (including DSM Dyneema)	583	493
– DSM Engineering Plastics	624	566
– DSM Coating Resins	440	406
– DSM Composite Resins	366	312
total	2,013	1,777
operating profit	147	90
operating profit plus amortization and depreciation	238	178
capital expenditure	64	109
capital employed at 31 December	1,008	1,089
operating profit as % of average capital employed	14.0	8.3
research and development	78	81
workforce at 31 December	3,735	3,782

* before elimination of intra-group supplies to other clusters

NET SALES OF PERFORMANCE MATERIALS


x € million
2,500
2,000
1,500
1,000
500
0
00
01
02
03
04

OPERATING PROFIT OF PERFORMANCE MATERIALS


x € million
200
100
0
03
04

DSM ELASTOMERS

FROM LOSS TO PROFIT

DSM Elastomers manufactures synthetic rubbers (EPDM) and thermoplastic rubbers (TPVs) for use in cars, white goods, various industrial products and construction materials, and as motor-oil additives. The group is the world market leader in EPDM rubber, with a production capacity of 200,000 tpa and a market share of around 20%, and the world's second largest supplier of thermoplastic rubber. DSM Elastomers has production plants in Geleen (the Netherlands), Genk (Belgium), Leominster and Addis (USA) and Triunfo (Brazil).

STRATEGY
DSM Elastomers works to maintain its position as the global leader in the EPDM market by constantly renewing its product range and cutting its costs. Our plants in Geleen (160,000 tpa) and Triunfo are making significant contributions towards the attainment of this goal. We wish to expand our production of TPVs, notably in the field of consumer products.

BUSINESS REVIEW
Following several years of market decline, particularly in the automotive and construction industries, demand for EPDM rubber picked up again in 2004. Although there was a surge in raw material prices, we were able to pass on the price rises to our customers. Margins improved in all regions. Combined with the initial results of our restructuring programmes, this encouraging trend resulted in a sharp improvement in the business group's operating result.

Having posted an operating loss in the previous year, DSM Elastomers succeeded in closing last year on an operating profit.

The investigation into possible restrictive and/or concerted practices involving a number of EPDM producers, including DSM, that the European Commission and the US Department of Justice launched at the end of 2002 is still ongoing. DSM is cooperating fully in this investigation and will continue to do so for as long as is necessary. The investigation has prompted various buyers to institute proceedings for damages against a number of EPDM producers, including DSM. These proceedings include a class action brought before the United States District Court in Connecticut.

PROJECTS
A new plant in Geleen (the Netherlands) was completed in 2003. As is the case with our plant in Triunfo (Brazil), the Geleen plant produces high-quality output with a high degree of cost-efficiency. The restructuring programmes instituted for non-production departments were successfully completed. The plants in Chiba (Japan) and Addis (USA) were closed in 2004. This enabled us to significantly improve our cost position. We also developed new production methods for both EPDM products and motor-oil additives. The new applications we developed for diesel engines are the only applications in the market that meet the extremely stringent MACK-11 specifications.

We introduced a system known as Access in 2004 so as to make it easier for our customers to access technical information and to offer them better support. Over 90% of our customers are now frequent users of this web-based resource.

High-quality Keltan® EPDM rubber for use in distribution belts and other moving parts of cars and heavy goods vehicles is becoming increasingly popular in Japan and the USA.

We achieved a substantial increase in our share of the market targeted by Sarlink® thermoplastic rubber and its derivatives, which are used in sealing profiles for cars and in a range of consumer products.

DSM DYNEEMA

A VERY GOOD YEAR

Dyneema®, the strongest fibre in the world on a weight-for-weight basis, was invented and developed by DSM and is used in protective products for the military and the police, aircraft, ropes, nets and sports goods. DSM Dyneema has production facilities in Heerlen (the Netherlands), Greenville (USA) and, in a joint venture with Toyobo, in Katata and Tsuruga (Japan).

New applications are being developed in rapid succession, and the production lines are constantly being refined and expanded. Over the past few years, sales of Dyneema® have on average grown 10% faster than the market for high-performance fibres.

DSM, its customers and end users provide a constant supply of suggestions for new applications. Demand for light but strong material that is convenient to use remains strong, and is still growing. This is accounted for by a range of social and economic factors, such as the general increase in safety awareness, the increasing level of violence on the streets, the growing demand for readily manageable materials in the marine industry, and the increase in leisure time and prosperity.

For reporting purposes, DSM Dyneema now falls under DSM Engineering Plastics instead of DSM Elastomers (with effect from 2005), in view of the better fit with DSM Engineering Plastics' organization and market approach.

STRATEGY
DSM Dyneema is expanding around the world in selected, high-margin markets offering high profitability. The unit will continue to focus on the further development of ultra-strong polyethylene fibre and UD technology, in order to further increase its lead over rival materials and suppliers.

BUSINESS REVIEW
2004 was an excellent year. All the markets for Dyneema products showed growth, and the business unit succeeded in raising its



LOWER RISK

Lycopene is an anti-oxidant abundant in red fruit and vegetables. Research shows that lycopene helps reduce the risk of prostate cancer and cardiovascular disease. DSM sells lycopene under its Redivivo® brand.

sales in all geographic regions. A new fibre production line was opened at the plant in Greenville (USA) at the beginning of 2004. Sales growth was particularly strong in North America, where the main driver was high military demand.

DSM Dyneema's operating profit was well up on 2003. The coming year should see continued growth in all relevant market segments.

PROJECTS
Dyneema® Purity, a new fibre for medical applications, was launched at the leading US orthopaedic conference (the AAOS in San Francisco) held at the beginning of 2004. This extremely strong and flexible fibre provides a very useful alternative to current surgical materials, and will provide a basis for further new developments in this field. Because of the surge in the demand for Dyneema® Purity in the wake of its launch, we decided to expand production capacity in Heerlen (the Netherlands). The medical nature of its applications means that the manufacturing process has to comply with very strict requirements, and this is one of the reasons why the business unit has designed new production processes. The new production line in Heerlen will be coming on stream in 2005. At the beginning of 2005 we announced that production capacity for Dyneema fibres and bullet-resistant material in the US will be expanded by 20 and 25%, respectively, in response to the high demand. We expect the expanded facilities to come on stream at the beginning of 2006.

DSM ENGINEERING PLASTICS

BETTER SOLUTIONS, HIGHER PROFITS

DSM Engineering Plastics is a global player in polyamides (polyamide 6, polyamide 66 and polyamide 46), polyesters (PBT, PET and TPE-E), polycarbonate (PC and PC blends), ultra high molecular weight polyethylene and extrudable adhesive resins. These materials are used mainly in technical components for the electrics & electronics, automotive, engineering and extrusion industries. The latter industry also includes the market for flexible packaging materials. With a market share of around 5%, DSM is one of the world leaders. DSM is the global market leader in high-heat polyamide. DSM Engineering Plastics has production sites in the Netherlands (Emmen and Geleen), Belgium (Genk), the USA (Evansville), Canada (Stoney Creek), China (Jiangsu) and India (Puna).

STRATEGY
DSM Engineering Plastics is striving to become a world leader in engineering plastics, with a strong focus on performance materials and specialties. All of its activities are centred on creating value for customers and for DSM. Thanks to our outstanding knowledge of products and applications and the excellence of our service, we are increasingly able to project an image as a valuable partner who thinks in terms of solutions. We are in the process of refining our strategy in North America. We have sold non-core activities, such as the ABS materials business.

BUSINESS REVIEW
Demand for engineering plastics was strong in 2004. Sales grew in all regions and in all relevant industrial markets. There was a particularly large increase in demand from the electronics industry. With Akulon® polyamide 6 we were able to significantly strengthen our position in the European market for flexible packaging materials.

Profits on products manufactured in Europe but destined for the world market suffered from adverse exchange-rate developments in 2004. Margins were also squeezed by higher raw material prices. The price rises we announced in the second half of the year were unable to fully offset this trend.

The operating profit was considerably higher than in the previous year, mainly thanks to sales volume growth and tight cost control.

PROJECTS
Work commenced in Emmen (the Netherlands) on the construction of a new production plant for high-viscosity Akulon® polyamide 6, which is due to come on stream in 2005. This product is designed for the flexible packaging market. Work on the expansion of production capacity for Arnitel®, also in Emmen, was completed in 2004. We carried out a debottlenecking project in our Stanyl plant in Geleen (the Netherlands) and we made preparations for the construction of a second plant, so as to be able to meet the rising demand for Stanyl®. The addition of this new plant will lead to a doubling of our production capacity.

We developed a range of new products that were warmly received in the market. Super High Flow Stanyl® polyamide 46 is a new material that is used in very small connectors and other electronics components. ARNITE®XL is a new product for use in car headlamps, among other applications. Approval was granted for the first application of our new Stanyl® High Flow polyamide 46 in aircraft engines.

DSM COATING RESINS

SHARP INCREASE IN PROFITS

DSM Coating Resins specializes in resins for coating systems. The resins are used in paints for washing machines, radiators, buildings, car components and bicycles. With a powder resins market share of about 25%, DSM is one of the world's major players. DSM Coating Resins has plants in the Netherlands, Germany, Sweden, the USA, China and Taiwan.

DSM Coating Resins is one of Europe's leading suppliers of wet coating resins, which are used mainly in decorative and industrial applications. The business group focuses on the development and production of environment-friendly, water-based coating systems, a market that is growing particularly rapidly in Europe.

In 2004, we expanded our product and technology portfolio by acquiring Hüttenes-Albertus Lackrohstoffe. The takeover means that we now have access to water-based polyethylene and UV systems that are used mainly for industrial applications. Our acquisition of NeoResins, a profitable international producer of resins for waterborne coatings with a sharp focus on growth markets, represents a crucial expansion and strengthening of our activities. The closing of the transaction took place in early February 2005. NeoResins and DSM Coating Resins complement each other well, and together they form a company that is one of the top five global players. NeoResins will be contributing immediately to the group's earnings per share. The price paid for NeoResins was € 515 million.

The DSM Desotech business unit is a leading producer of UV-curable coatings and resins. These are materials that cure very quickly, and in an eco-friendly manner, when exposed to ultraviolet light. DSM Desotech is the market leader in coatings, inks and matrix resins for glass-fibre cables. The business unit also has a large share of the market in laser-curable stereolithographic resins, which are used in the production of three-dimensional prototypes for a range of different industries. The unit is also the market leader in non-reflecting coatings, the applications of which include LCD flat panel displays and plasma displays. DSM Desotech has production sites in the Netherlands and the USA. Its successful JFC joint venture with the Japanese company JSR serves the Japanese market. The business unit has research centres in the USA (Elgin), Japan (Tsukuba) and the Netherlands (Geleen).

STRATEGY
DSM Coating Resins works to strengthen its position as the market leader by pursuing a permanent strategy of cost-cutting, raising product quality, minimizing the environmental impact of its products and working closely with its customers and suppliers. DSM Desotech's strategy is aimed at retaining its market leadership in the glass-fibre coatings market and expanding UV resin technology concepts to include new markets and applications.

BUSINESS REVIEW
The powder coatings market grew, although there were disparities between the various regions. Recovering from the decline of the past few years, the North American market recorded strong growth. Growth in Europe was in excess of GDP growth, with markets in Eastern Europe developing particularly well. The Chinese market also showed good growth, although growth in the rest of Asia was modest. The scarcity on the raw materials market resulted in higher raw materials prices and squeezed margins. The combination of sales volume growth and cost saving measures provided partial compensation for this trend.

The can & coil coatings business achieved strong volume growth in Europe, despite the fact that growth in the market as a whole was only relatively modest. However, we were only able to pass on part of the sharp rise in raw material prices in the prices we charged our own customers. This tightened the squeeze on margins. Again, volume growth and internal measures provided compensation.

Profits earned from sales of wet coating resins were lower than projected. We were unable to fully pass on the rise in raw material prices, particularly in the second half of the year. The difficult state of the wet coating resins market led to a new concentration wave in the industry and a rationalization of production. Still, the result for 2004 was better than that for 2003.

DSM Desotech recorded growth in its markets in Europe and the USA. The Japanese market contracted, however, and action taken by the Chinese government had the effect of curbing the growth of the Chinese market somewhat. Although prices of products for the telecom industry stabilized, this was at a considerably lower level than had been seen in previous years. Good progress was made in sales of non-reflecting coatings for flat panel displays, with the markets in South Korea and Taiwan growing particularly fast. DSM Somos increased its sales by around 10% in 2004. In future, DSM Somos will be concentrating on new materials that can open up new applications for stereolithography. One of the options for the near future is the production of parts in small series.

DSM Coating Resins' overall operating profit increased substantially.

PROJECTS
Good progress was made with the launch of new, web-based purchasing and sales channels. The bulk of the work in 2004 centred on electronic ordering, inventory management and the integration of ERP systems. Our research and development activities led to new products for heat-sensitive substrates, among other things.

DSM Coating Resins successfully launched a new generation of water-based alkyd resins. Water-based coatings are proving increasingly popular, for both decorative and industrial applications.

The main projects performed by DSM Desotech in 2004 were aimed at cutting costs, strengthening the business unit's position on Asian markets, and stepping up the development of activities in the field of coatings for flat screen panels. Manufacturing activities in Japan will be concentrated at a single site. The activities of DSM Somos will be concentrated at Elgin in the USA. DSM Desotech is planning to open an office in Shanghai (China) that will act as a platform for sales of its products on the Asian market.

DSM COMPOSITE RESINS

INVESTING IN COST REDUCTION AND INNOVATION

DSM Composite Resins is one of the leading players in the global composite resins market. The business group develops, produces and markets unsaturated polyester resins for the production of fibre reinforced plastics and unreinforced filled products. These products are used in for example the boat building and automotive industries and in leisure products and wind turbines. The business group is the European market leader in unsaturated polyester resins and is rapidly expanding in China.

DSM Composite Resins is the global market leader in sizings and binders. These products are of vital importance for facilitating the production and enhancing the quality of glass-fibre reinforcements. The business group has its own distribution organization for Europe (Euroresins).

DSM Composite Resins is headquartered in Schaffhausen (Switzerland) and has production sites in the Netherlands, Italy, France, Spain, the UK and China. Its service centres are spread across Europe. The group is also represented in Poland and has a majority stake in the JDR joint venture in China.

STRATEGY
To consolidate its European leadership position in unsaturated polyester resins, DSM Composite Resins works closely with customers. The business group aims to lead the way in making composites a competitive alternative to aluminium and steel. While keeping a sharp eye on costs, we are investing in innovation and further expansion, especially in China. The Sizings & Binders unit is the undisputed world expert and market leader in its field.

BUSINESS REVIEW
After three years of stagnation, the European market for unsaturated polyester resins showed considerable growth. DSM Composite Resins was able to cash in on this growth and further consolidated its market leadership position. However, raw material prices, especially for styrene, continued to rise all through the year and could not entirely be passed on to the market. The Chinese market continued to show strong growth and our JDR joint venture

succeeded in increasing its market share, aided by the major capacity expansion effected in 2003. Sizings & Binders also faced rising raw material prices and unfavourable exchange rates but nevertheless recorded strong growth.

The business group's operating profit for 2004 was on balance lower than in the previous year.

PROJECTS
In Europe we invest in optimizing our manufacturing operations to improve quality and cut costs. In 2005 we will allocate more recources to innovation projects. In China we are building a new reactor which will come on stream in 2005 and will give a fresh impetus to our growth strategy for this region.



Sun care

INDUSTRIAL CHEMICALS

The Industrial Chemicals cluster consists of DSM Fibre Intermediates, DSM Melamine, DSM Agro and DSM Energy. These business groups produce materials and chemicals in large-scale, capital-intensive production facilities. Essential features of these businesses, which operate plants in the Netherlands, Asia and the USA and are thus global in scope, are strong customer relations (often geared to the long term), a keen cost awareness and careful planning of any capacity expansions.

Our caprolactam and melamine businesses are among the global leaders in terms of sales and technology. At our site in Geleen, we produce fertilizers and acrylonitrile in very cost-effective processes. DSM Agro, our fertilizer company, is active in Northwestern Europe. DSM Energy has small but highly profitable stakes in various oil and gas fields in the Dutch part of the Continental Shelf.

Sales and profits for this cluster increased very strongly due to higher sales volumes and better margins (despite substantially increased raw material prices).

x € million	2004	2003
net sales*:		
– DSM Fibre Intermediates (incl. DSM Acrylonitrile)	1,127	951
– DSM Melamine	209	216
– DSM Agro	351	318
– DSM Energy	60	49
total	1,747	1,534
operating profit	108	60
operating profit plus amortization and depreciation	194	141
capital expenditure	75	78
capital employed at 31 December	664	699
operating profit as % of average capital employed	15.8	8.2
research and development	16	20
workforce at 31 December	2,566	2,782

*before elimination of intra-group supplies to other clusters

NET SALES OF INDUSTRIAL CHEMICALS



x € million
2,000
1,500
1,000
500
0
02
03
04

OPERATING PROFIT OF PERFORMANCE MATERIALS


x € million
200
100
0
03
04

DSM FIBRE INTERMEDIATES

FROM LOSS TO PROFIT

DSM Fibre Intermediates produces caprolactam and acrylonitrile, which are raw materials for synthetic fibres and plastics. Caprolactam is the raw material for nylon 6 (also called polyamide 6). Nylon 6 is a versatile material which, in the form of fibres, is used in sports and leisure clothes, military equipment, and also in tyres and carpets. It is increasingly used as a high-performance construction material in, for example, the electronics and automotive industries, in packaging materials and in medical applications. Nylon 6 has reached the mature phase of its life cycle, where market demand and selling prices are strongly influenced by economic cycles. It is facing competition from other materials, such as nylon 66, polyester and polypropylene.

DSM Fibre Intermediates has caprolactam plants in the Netherlands, the USA and China, with a total capacity of more than 500,000 tpa. This makes it the largest merchant producer in the world, with a market share of 15%. In addition, the business group produces about 1 million tpa of fertilizer (ammonium sulphate) as a co-product.

Acrylonitrile is a raw material used in for example textile fibres, ABS plastics, latex rubber and water purification products. The business group's acrylonitrile production capacity is 235,000 tpa. DSM Fibre Intermediates also produces about 25,000 tpa of sodium cyanide, which is used in detergents, in water purification products and in the synthesis of vitamins. With a market share of 25%, DSM is a major player in the merchant acrylonityrile market in Europe.

STRATEGY

DSM Fibre Intermediates' distinguishing characteristics are reliability and service. The business group aims to consolidate its global cost and technology leadership and further strengthen its activities in China. For acrylonitrile we aim to maintain our solid position in Europe.

BUSINESS REVIEW

Global demand for caprolactam grew substantially in 2004 compared with 2003. Prices rose during the year and were on average 25% higher than in 2003. However, raw material prices also increased, in particular for benzene and ammonia, the average increase being 22%, and margins were also under pressure from the unfavourable euro/dollar exchange rate. Nevertheless, margins were considerably higher than in 2003, due to the increase in selling prices and the measures taken to control costs.

Demand for acrylonitrile also increased in practically all applications, the overall increase compared with 2003 being about 3.5%. The steady rise in raw material prices, for example for propylene, could only partly be recouped with higher selling prices.

Having posted a negative result in 2003, the business group was able to close the year 2004 with a profit thanks to higher margins and volume growth.

PROJECTS

The capacity of our caprolactam plant in Nanjing (China) is to be expanded to 140,000 tpa on the basis of DSM's HPO*plus*® technology. This will make us the leading supplier in the rapidly growing Chinese market. Our technology is protected by patents. We are currently studying the feasibility of expanding the capacity of our acrylonitrile plant in Geleen (the Netherlands) by 40,000 tpa.

DSM MELAMINE

RESULTS UNDER PRESSURE BUT MARKET GROWING AT A PROMISING RATE

Melamine is a product that is used in impregnating resins and adhesive resins for the wood-processing industry. It boosts the scratch-, moisture- and heat-resistance of wood-based products. Melamine can be combined with softwood from rapidly growing trees to obtain high-quality panels that can replace hardwood. One of its main applications is in laminated flooring, which is a market that has been expanding rapidly for several years, particularly in Europe and China. Melamine is also used in many other products, such as car paints, durable plastic tableware, euro bank notes and flame retardants.

With a market share of about 25%, DSM ranks among the global leaders in melamine. DSM Melamine is well established, with advanced production plants on three continents and a sophisticated technical support system in place for its customers. It earns more than half its sales from long-term contracts. As a result of the commissioning in 2004 of the new 30,000 tpa Melaf-4 plant in Geleen, the Netherlands, and the further debottlenecking of the plants already in operation, DSM Melamine's aggregate production capacity rose to 240,000 tpa in 2004.

STRATEGY

DSM Melamine's objective is to strengthen its leading position in a market that is growing at an average rate of 6-7% per annum. As far as the demand for melamine is concerned, the long-term outlook is reasonably good due to the growing scarcity of hardwood. In the near future a number of new melamine plants will come on stream worldwide, especially in Europe and China. There is an ongoing need to increase the scale of operations still further, in order to achieve further cost reductions and to be able to provide customer support all over the world.

BUSINESS REVIEW

Demand for melamine grew 9% in 2004. China in particular showed considerable growth. In Europe, the main drivers of growth were Russia, Turkey and Italy. Nevertheless, there was some overcapacity in the market. The development of prices and margins was characterized by major fluctuations and was mainly influenced by the decline of the dollar against the euro and the rise in raw material prices.

Selling prices decreased compared with 2003, and raw material prices increased. As a result, the business group's operating profit for 2004 was strongly lower than in the previous year.

PROJECTS
Under a Letter of Intent signed in 2004, DSM and its Chinese partner CNOOCC (China National Offshore Oil Corp. Chemical Ltd.) are jointly studying the feasibility of the construction of a 120,000 tpa melamine plant on the Chinese island of Hainan. This study is expected to be completed in the autumn of 2005.

DSM AGRO

VERY FRUITFUL YEAR

DSM Agro is a producer of ammonia and high-nitrogen fertilizers for grasslands and agricultural crops, which it supplies mainly to agricultural wholesalers in Northwestern Europe. The business group is the biggest supplier in the Netherlands and ranks among the leading suppliers in Germany, France and Belgium. It is the No. 2 supplier of calcium ammonium nitrate and ammonium sulphate in Western Europe. Its fertilizer production facilities are located in Geleen and IJmuiden (both in the Netherlands). The ammonia plants are located in Geleen.

STRATEGY
DSM Agro's long-term strategy is to maintain its profitable position in fertilizers in Northwestern Europe. DSM Agro also supplies raw materials (such as ammonia, nitric acid and carbon dioxide) to other DSM business groups and to third parties in Europe.

BUSINESS REVIEW
The fertilizer market developed favourably in 2004, reflecting the continuation of the positive trend that started with an improvement in the supply/demand balance at the end of 2003. Good weather conditions for the agricultural sector boosted demand growth in Northwestern Europe. High gas prices resulted in higher prices for urea and ammonia. This development had a favourable effect on fertilizer prices, which gained in strength in the second half of the year. As a result, DSM Agro achieved an operating profit that was considerably higher than in the previous year, which was already good.

PROJECTS
DSM Agro made good progress in 2004 with the introduction of online purchasing and sales. It currently generates about 30% of its sales in nitrogen fertilizers via the internet. The business group has also made progress in offering internet-based logistics services.

DSM ENERGY

GOOD RESULT

DSM Energy is engaged in the exploration and production of oil and natural gas in the Dutch section of the Continental Shelf and in the transportation of oil and gas via its own pipelines. The business group is typically involved in oil and gas joint ventures as a non-operating participant with a stake of up to 25%. DSM Energy has interests in eighteen producing oil and gas fields. In addition, the company participates in nine exploration licences, in which seven gas fields have been proven. Production licences for these gas fields have been applied for.

STRATEGY
DSM Energy aims to maximize its contribution to DSM's profits by minimizing costs and optimizing production.

BUSINESS REVIEW
In 2004 three gas fields were discovered in the G14 and P15 blocks. The P15 block has been taken into production and the development of the G14 block started in mid 2004. The latter is expected to go into production in the fourth quarter of 2005.

Overall output increased from 1.8 million barrels of oil equivalent in 2003 to 2.3 million in 2004. This increase was effected in the Q1-b gas field that had been taken into development at the end of 2003. The output of the other fields declined somewhat due to a decrease in reservoir pressure and an increase in water production.

At the end of 2004 the productive reserves stood at about 8 million barrels of oil equivalent, compared with 9 million at the end of 2003. The decrease is the effect of a revised estimate of existing reserves.

Higher output levels and higher prices for oil resulted in a higher operating profit for DSM Energy. The annual average price for Brent oil rose from USD 29 per barrel in 2003 to USD 38 per barrel in 2004.



Cosmetics


ICE
TEA

NATURAL GOODNESS

The health benefits of green tea are well known. DSM extracts a component from the green leaves and processes it into Teavigo®
– a virtually 100% pure and natural product that can be used in foodstuffs, beverages and oral care products.


SOLAR

UV PROTECTION

Ultraviolet rays in sunlight can prematurely age skin and lead to skin cancer. Parsol® is a new generation of sun filters from DSM, far surpassing conventional filters. Parsol® also protects hair from damage due to UV radiation.

OTHER ACTIVITIES

Other activities includes the DSM Venturing & Business Development business group, Noordgastransport and a number of other activities such as DSM Industrial Services, DSM Research, DSM Insurances and part of the costs of corporate activities and non-core activities that are to be disposed of or downsized in the future. Due to their very nature, these activities can be subject to major business fluctuations and will normally have a negative operating result.

x € million	2004	2003
net sales*:	355	401
operating profit	-29	-25
operating profit plus amortization and depreciation	7	12
capital expenditure	12	18
workforce at 31 December	2,929	3,198

* before elimination of intra-group supplies to other clusters

DSM VENTURING & BUSINESS DEVELOPMENT

NEW AVENUES

DSM Venturing & Business Development (DV&BD) is engaged in venturing, business development, start-ups and grown-ups.

STRATEGY

DSM Venturing & Business Development is on a constant quest for innovative businesses or technologies in the fields of life science products (nutritional products, pharmaceuticals) and performance materials.

VENTURING

DSM Venturing explores new markets and technologies to strengthen DSM's activities and product portfolio. The business unit invests in activities that are of immediate or potential relevance to other business groups and their current or future markets. By investing in Morphotek (biopharmaceuticals) and Sciona (personalized nutrition advice) in 2004, DSM Venturing expanded its portfolio, which now comprises ten direct investments. DSM Venturing is also involved in a number of venture capital funds in the USA, Europe and Israel.

BUSINESS DEVELOPMENT

The development projects in which DSM Venturing & Business Development was involved in 2004 included a project on the use of bacterial cell walls as a basis for coatings that might be used in for example foodstuffs; DSM Biotech, a project that uses DSM's extensive know-how in the field of fermentation, genomics and metabolic pathway engineering; and functional-coatings research into the use of nanotechnology for the production of non-reflecting, easy to maintain coatings for white goods, glass and optical applications. DSM Venturing & Business Development also set up DSM Biomedical, a group that translates DSM know-how into medical applications.

Start-ups

As soon as it has been demonstrated that a given project is both technically feasible and commercially viable, the newly formed business becomes a member of the Start-up Group. The business group's portfolio comprises the following start-ups: Micabs® (laser marking), Hybrane® (highly branched polyester amides, used in for example paper coatings) and Premi®Test (for rapid detection of antibiotics residues in meat, fish, eggs, urine and blood).

Grown-ups

In addition, DSM Venturing & Business Development manages a number of grown-ups: DSM Solutech (producer of ultra-thin but very strong Solupor® film which is used in for example drug delivery systems and in rechargeable lithium ion batteries) and SBR (Styrene Butadiene Rubber, a business unit which in 2004 derived considerable benefit from the improved market conditions in the tyre industry).

Stamicarbon, DSM's licensing subsidiary, which in 2004 became part of DSM Venturing & New Business Development, had a very successful year. It concluded four new licensing contracts for the Stamicarbon Urea 2000plus™ technology, one in Iran and three in Egypt. The three Egyptian plants will be the first to use the Stamicarbon Urea Granulation Technology introduced in 2003. Stamicarbon is able to offer a complete package comprising both synthesis and finishing (granulation). This provides a solid basis for maintaining its position as the world market leader in urea technology. In 2004 Stamicarbon also concluded a contract for the expansion of an existing urea plant in China and a number of service contracts for urea and caprolactam.

NOORDGASTRANSPORT (NGT)

NGT transports gas produced offshore through a system of pipelines from gas fields in the North Sea to a processing plant in Uithuizen in the north of the Netherlands. Here, the gas is treated so that it matches customers' specifications, before being delivered to these customers.

DSM INDUSTRIAL SERVICES

DSM Industrial Services consists of a number of disparate units. Some of its services are directed at the Geleen (the Netherlands) site; others at DSM companies and units all over the world. The services relate to purchasing, technological consultancy, expertise in the field of energy and auxiliary materials, the supply of utilities to the Dutch production sites, human resources and the management of the Chemelot site in Geleen. In the context of the Copernicus project that is being carried out at this site, this activity will be totally reorganized in 2005.



Automotive



OPTIMUM PERFORMANCE

Melamine by DSM is an important raw material for laminates and for the glues used in all kinds of wood-based panels. Melamine can be found in, for example, the top layer of skateboards. In some skateboards water-resistant melamine resin is used as wood laminate glue.

NON-CONSOLIDATED COMPANIES

DSM's main non-consolidated companies are EdeA and Methanor.

EdeA

EdeA V.o.f. owns, operates and maintains most of the production and distribution facilities for utilities (i.e. steam, power and water) at the Chemelot site in Geleen (the Netherlands). EdeA V.o.f. is a joint venture with Essent, an energy production and distribution company in which DSM's stake is 25%.

METHANOR

Methanor V.o.f. (30% DSM), a producer of methanol, turned in a good performance in 2004, as it had done the year before. In the first half of the year, various maintenance and rejuvenation projects were carried out at the #1 unit in Delfzijl (the Netherlands). Capacity was increased by 5%. Despite the positive development of methanol prices, the company posted a lower operating profit than in 2003 due to higher raw material prices.

Heerlen, 14 February 2005

THE MANAGING BOARD

Peter Elverding, chairman
Jan Zuidam, deputy chairman
Jan Dopper
Henk van Dalen
Feike Sijbesma



Ropes & cords

REPORT BY THE SUPERVISORY BOARD TO THE SHAREHOLDERS

There were several changes in the composition of the Supervisory Board during the year under review. Messrs Herkströter, Bodt and Sosa all retired by rotation, and were reappointed during the Annual General Meeting held on 31 March 2004. Mr Kist was appointed as a Supervisory Director on 1 July 2004 to fill the vacancy left by the death of Mr Stekelenburg in 2003. Mr Geers resigned from the Supervisory Board on the same date, in the wake of the changes made in the legal status of Royal DSM N.V. He had been appointed in 1999 on the nomination of the Central Works Council, under the rules of the Dutch Large Company Regime then applicable to DSM. The Supervisory Board is grateful to Mr Geers for his commitment to the company and his constructive contribution to the Board's work.

There were no changes in the composition either of the committees operating under the Supervisory Board or of the Managing Board in 2004.

The Supervisory Board held six meetings with the Managing Board during the year under review. Each of these meetings was preceded by a private Supervisory Board meeting. The Supervisory Board also devoted a separate meeting to a discussion of its profile, composition and performance. The composition and performance of the Managing Board was also discussed at the same meeting. The meeting concluded that all the members of the Supervisory Board were independent, as defined by the regulations for the Supervisory Board, and that the Board's profile and the competences of its individual members were in line with the desired situation. A meeting was also held with the Managing Board during which an extensive discussion took place of DSM's long-term strategy. Virtually all the Supervisory Board's meetings in 2004 were attended by all its members. One of the meetings was held in the USA; on this occasion the Supervisory Board visited two sites of DSM Nutritional Products.

The Audit Committee, consisting of Messrs Bodt (chairman), Müller and Van Woudenberg, met three times in 2004. The external auditor was usually in attendance at these meetings, as was the internal auditor. The Audit Committee's remit includes laying the groundwork for the discussion of DSM's financial figures by the Supervisory Board prior to their publication, and assessing the company's risk profile.

The main topics of discussion during the meeting held in February were the adoption of the group's financial statements, the external auditors' experiences and their assessment of DSM's annual accounts and internal control systems. The meeting concluded that the external auditors were independent of DSM. Among the topics discussed during the meeting held in September were various aspects of the implementation of the IFRS, as well as (in the light of the introduction of the Tabaksblat Code, the new Dutch code on corporate governance), the regulations for the Managing Board and the Supervisory Board and the charters for the committees operating under the Supervisory Board, including the Audit Committee's own charter. The Supervisory Board approved the various rules, regulations and charters. The Committee also discussed the work of the Corporate Operational Audit department. The main agenda items during the Committee's December meeting were the possible need for creating provisions for restructuring programmes and possible impairments, and the implications of the application of the IFRS to the group's accounts in the 2005 financial year. The external auditor and the chairman of the Audit Committee were consulted before the publication of quarterly reports. In September the Audit Committee and the Supervisory Board discussed the company's risk profile and its internal control and risk management system, the programmes being implemented to further upgrade this system and the measures that had been taken or were to be taken.

The Supervisory Board's Nomination & Remuneration Committee, consisting of Messrs Herkströter (chairman), Bodt and Van Woudenberg, met four times in 2004. The committee's activities are described in detail on page 44 (in the chapter on remuneration policy). The Committee made recommendations on the filling of vacancies on the Supervisory Board. Apart from leading to the aforementioned appointments and reappointments of four members of the Supervisory Board, these recommendations also included suggestions for dealing with future changes in the composition of the Supervisory Board.

The Committee also made recommendations for staggering the retirement dates of members of the Managing Board born in either 1947 or 1948 and for their succession. The Supervisory Board adopted these recommendations. As a consequence, Mr J. Dopper will be retiring in 2005 and a proposal will be made to the 2005 Annual General Meeting of Shareholders to appoint Mr C. Goppelsroeder in his place. The Supervisory Board would like to express its gratitude to Mr Dopper for all that he has done for the company, in particular during the six years in which he was a member of the Managing Board.

The Committee prepared a recommendation, in connection with the implementation of the Tabaksblat Code, on the remuneration of members of the Managing Board and the Supervisory Board. This recommendation was adopted by the Supervisory Board. Information on the group's remuneration policy is to be found on page 44 of the annual report.

The Supervisory Board and the Managing Board discussed company matters on a regular basis during the year under review. The Supervisory Board discussed and approved the Capital Expenditure and Financing Plan for 2004. The financial results recorded by, and the developments at, the various company units were discussed at every meeting. Special attention was paid to those units that were not performing well or whose future prospects were less bright. Various meetings included discussions of the progress being made in implementing the corporate strategy adopted in 2000, as set out in *Vision 2005: Focus and Value*. More specifically, the Supervisory Board monitored the progress of the transformation and integration process at DSM Nutritional Products (formerly Roche's Vitamins & Fine Chemicals Division, which DSM acquired in 2003). The Supervisory Board held in-depth and detailed discussions with the Managing Board on the company's strategy and possible future takeovers that would fit in with this strategy, one of the aims of which would be to strengthen the Performance Materials cluster. In this connection, the Supervisory Board gave its permission for the acquisition of NeoResins, Avecia's coating resins division, which will mean a substantial strengthening of DSM's activities in the coating resins market. The Supervisory Board also gave the go-ahead to start talks with North China Pharmaceutical Group Corporation (NCPC) in Shijiazhuang, China, on the formation of a strategic alliance and the possibility of forming joint ventures for the production of vitamins and antibiotics. The Supervisory Board also approved a review of all the various strategic options for the future of DSM Bakery Ingredients, including divestment.

The Supervisory Board approved a major investment in Belvidere, USA, for expanding the capacity for the production of arachidonic acid, as well as the sale of land belonging to the site in Addis, USA.

The Supervisory Board approved a series of major restructuring measures affecting the organization of the site in Geleen (the Netherlands) and of the DSM Anti-Infectives business group. These measures are likely to have a far-reaching impact on the respective staffing levels.

The Supervisory Board gave its permission for the purchase of outstanding cumulative preference C shares.

The Supervisory Board approved various proposals to be presented to the Annual General Meeting of Shareholders for amending the articles of association, principally to take account of the change in the group's legal status (i.e. the ending of its special Large Company Regime status), but also to bring them into line, where necessary, with the provisions of the Tabaksblat Code. The Supervisory Board discussed with the Managing Board the plans relating to, and the progress being made with, the implementation of the Tabaksblat Code. The Supervisory Board also reviewed its own profile, assessing it in the light of social trends and the changes emanating from the guidelines set out in the Tabaksblat Code. This review resulted in the reformulation of the Supervisory Board's profile.

On the basis of an in-depth analysis of the Tabaksblat Code, the Supervisory Board concluded that DSM was already applying many of the Best Practices embraced by the Code. In those areas where this was not the case, the Supervisory Board decided to adopt the practices in question, with just one exception: it was decided that the chairman of the Supervisory Board should continue to chair the Nomination & Remuneration Committee. The Supervisory Board regards this as a logical combination, given the strong relationship between the development, nomination and remuneration of top managers. The Supervisory Board will discuss the way in which DSM has implemented the new Dutch code on corporate governance at the Annual General Meeting of Shareholders.

The Supervisory Board discussed the dividend policy in relation to the implementation of IFRS in 2005.

As in previous years, the Supervisory Board invited managers of a number of DSM business groups to attend its meetings, so that they could inform the Board about relevant developments.

Discussions were held with the external auditor, Ernst & Young Accountants, about the financial statements and the financial reports for 2004. The Managing Board's Report and the financial statements for 2004 were drawn up by the Managing Board as at 14 February 2005. In accordance with the provisions of Article 30 of the Articles of Association, the Supervisory Board subsequently approved the financial statements at its meeting on 16 February 2005. The financial statements were audited by Ernst & Young Accountants, who issued an unqualified opinion (see page 89 of this report).

We submit the financial statements to the Annual General Meeting of Shareholders, and propose that the shareholders adopt them and discharge the Managing Board from all liability in respect of its managerial activities and the Supervisory Board from all liability in respect of its supervision of the Managing Board. The profit appropriation as approved by the Supervisory Board is presented on page 89 of this report.

The acquisition of NeoResins, which will substantially strengthen the Performance Materials cluster, means that DSM has now achieved most of the strategic goals set out in *Vision 2005: Focus and Value*, and represents the final step in the group's transformation into a specialty company.

In the light of the difficulties encountered by the Life Science Products cluster and the further decline in the value of the dollar on the one hand, and the improvement in profits that has been achieved thanks in part to a range of major restructuring measures, the significantly improved performances posted by the Performance Materials and Industrial Chemicals clusters and the strong contribution from DSM Nutritional Products on the other hand, the group's profit for 2004 is a good step forward.

The Supervisory Board wishes to express its appreciation for the achievements and efforts of the Managing Board and all employees.

Heerlen, 16 February 2005

THE SUPERVISORY BOARD

Cor Herkströter, chairman
Henk Bodt, deputy chairman
Ewald Kist
Okko Müller
Enrique Sosa
Cees van Woudenberg



Electronics and IT equipment

CORPORATE ORGANIZATION

SUPERVISORY BOARD

COR A. HERKSTRÖTER (1937, m), CHAIRMAN
First appointed: 2000. End of current term: 2008.
Position: retired; last position held: President of Koninklijke Nederlandsche Petroleum Maatschappij N.V. and Chairman of the Committee of Managing Directors of Royal Dutch/Shell Group.
Nationality: Dutch.
Supervisory directorships and other positions held: chairman of the Supervisory Board of the ING Group, chairman of the Advisory Committee on the Listing and Issuing Rules of Euronext Amsterdam N.V., trustee of the International Accounting Standards Committee Foundation (IASCF), professor of International Management at the University of Amsterdam, chairman of the Board of Trustees of the Erasmus University (Rotterdam), chairman of the Social Advisory Council of the Tinbergen Institute, member of the Advisory Council of Robert Bosch.

HENK BODT (1938, m), DEPUTY CHAIRMAN
First appointed: 1996. End of current term: 2008.
Position: retired; last position held: Executive Vice President of Philips Electronics N.V.
Nationality: Dutch.
Supervisory directorships and other positions held: member of the Supervisory Boards of ASM Lithography N.V., Neopost SA and Delft Instruments N.V.

EWALD KIST (1944, m)
First appointed: 2004. End of current term: 2008.
Position: retired; last position held: Chairman of the Managing Board of the ING Group.
Nationality: Dutch.
Supervisory directorships and other positions held: member of the Supervisory Boards of De Nederlandsche Bank N.V., Philips Electronics N.V. and Moody's Investor Services, member of the Board of Governors of the Peace Palace in The Hague (the Netherlands).

OKKO MÜLLER (1936, m)
First appointed: 1994. End of current term: 2005.
Position: retired; last position held: member of the Managing Boards of Unilever N.V. and Unilever PLC.
Nationality: German.
Supervisory directorships and other positions held: Chairman of the Supervisory Board of Unilever Deutschland Holding GmbH.

ENRIQUE J. SOSA (1940, m)
First appointed: 2000. End of current term: 2008.
Position: retired; last position held: President of BP Amoco Chemicals.
Nationality: US.
Supervisory directorships and other positions held: member of the Board of FMC Corporation, member of the Board of Amtrak Reform and member of the Board of Pediatrix Health Systems Inc.

CEES VAN WOUDENBERG (1948, m)
First appointed: 1998. End of current term: 2006.
Position: member of the KLM Managing Board.
Nationality: Dutch.
Supervisory directorships and other positions held: member of the Supervisory Boards of Transavia CV, Mercurius Group Wormerveer

B.V. and Coöperatieve Vereniging Verenigde Bloemenveiling Aalsmeer B.A., member of the management committee of the Confederation of Netherlands Industry and Employers (VNO-NCW); chairman of the Dutch employers' association AWVN (with effect from 1 April 2005).

MANAGING BOARD

PETER A. ELVERDING (1948, m), CHAIRMAN
Position: chairman of DSM's Managing Board since July 1999; member of the Managing Board since October 1995.
Nationality: Dutch.
Supervisory directorships and other positions held: chairman of the European Chemical Industry Council (CEFIC), member of the Board of the American Chemical Council (ACC), member of the Supervisory Board of N.V. Nederlandse Gasunie and chairman of the Committee of Delegate Members of the Supervisory Board of N.V. Nederlandse Gasunie, vice-chairman of the Supervisory Board of De Nederlandsche Bank N.V., member of the Supervisory Board of VNU N.V., treasurer of the General Council of the Confederation of Netherlands Industry and Employers (VNO-NCW), chairman of the management committee of Stichting Management Studies; member of the Board of Trustees of the University of Maastricht and the Transnational University of Limburg and chairman of the Supervisory Board of the SRL-Associated Rehabilitation Centres in Limburg.
e-mail: peter.elverding@dsm.com

JAN ZUIDAM (1948, m), DEPUTY CHAIRMAN
Position: deputy chairman of DSM's Managing Board since January 2001; member of the Managing Board since January 1998.
Nationality: Dutch.
Supervisory directorships and other positions held: member of the Supervisory Board and the Committee of Delegate Members of the Supervisory Board of N.V. Nederlandse Gasunie, member of the Supervisory Board of Gamma Holding N.V., vice-chairman of the Dutch Chemical Industry Association (VNCI), chairman of the Supervisory Board of the ORBIS medicare group, chairman of the Netherlands Forum for Technology and Science; member of the Supervisory Board of the Bonnefanten Museum in Maastricht (the Netherlands), chairman of the Technology Committee of the Confederation of Netherlands Industry and Employers (VNO-NCW).
e-mail: jan.zuidam@dsm.com

JAN DOPPER (1947, m)
Position: member of DSM's Managing Board since July 1999.
Nationality: Dutch.
Supervisory directorships and other positions held: member of the Social Council of the Order of Organization Consultants (O.A.A.), board member of Stichting Techniek & Marketing (STEM), vice-chairman of the Dutch and Japanese Trade Federation (DUJAT), member of the Industrial Advisory Council of the Dutch Energy Research Centre (ECN), member of the Research & Science Board of the European Chemical Industry Council (CEFIC).
e-mail: jann.dopper@dsm.com

HENK VAN DALEN (1952, m)
Position: member of DSM's Managing Board since January 2000.
Nationality: Dutch.
Supervisory directorships and other positions held: member of the Supervisory Board of Macintosh Retail Group N.V., member of the Steering Committee of the Dutch Energy Efficiency Benchmarking Covenant on behalf of the Dutch chemical industry, chairman of the Advisory Council of the Dutch Federation of Rubber and Plastics Industries (NRK), member of the Supervisory Board of Stichting Verpakking en Milieu Pact (SVM) (on behalf of the Dutch polymer sector), board member of the Foundation for Responsible Entrepreneurship (SVA), member of the Board of Advisors of AIESEC Nederland, chairman of the Board of Governors of the Autism Society of the Netherlands (NVA), member of 'Ambassadeurs-netwerk', a council set up by the Dutch government to promote women's participation in governance and leadership.
e-mail: henk.dalen-van@dsm.com

FEIKE SIJBESMA (1959, m)
Position: member of DSM's Managing Board since July 2000.
Nationality: Dutch.
Supervisory directorships and other positions held: chairman of the Board and the Executive Committee of EuropaBio (European Association for Biotech Industries), board member of the Wageningen Centre for Food Sciences (WCFS), member of the Boards of Trustees of the University of Utrecht and the Dutch Genomics Initiative, member of the board of the Dutch Food Chain Sustainability Foundation (DuVo) and member of the Board of the Swiss Chemical Association (SGCI).
e-mail: feike.sijbesma@dsm.com

OTHER CORPORATE OFFICERS

Corporate Secretary	Paul Fuchs (1946)

DIRECTORS OF BUSINESS GROUPS

DSM Fine Chemicals	Jan Wolters (1943)
DSM Pharmaceutical Products	Leendert Staal (1950)
DSM Anti-Infectives	Nico Gerardu (1951)
DSM Food Specialties	Rob van Leen (1957)
DSM Bakery Ingredients	Bert Jongejan (1952)
DSM Elastomers	Ben van Kooten (1951)
DSM Engineering Plastics	Jos Goessens (1951)
DSM Coating Resins	Don Verstegen (1944)
DSM Composite Resins	Jan Paul de Vries (1958)
DSM Fibre Intermediates	Bill Price (1944)
DSM Melamine	Hans Dijkman (1948)
DSM Agro	Renso Zwiers (1955)
DSM Energy	Frank Choufoer (1951)
DSM Venturing & Business Development	Henk Numan (1949)

DIRECTORS OF CORPORATE DEPARTMENTS

Finance & Economics	Arnold Gratama van Andel (1946)
Human Rescources	Ben van Dijk (1951)
Planning & Development	Hein Schreuder (1951)
Chief Technology Officer	Emmo Meijer (1951)
Safety, Health, Environment & Manufacturing	John Prooi (1946)
DSM Nederland BV / DSM Industrial Services	Just Fransen van de Putte (1943)
Chief Information Officer	Jo van den Hanenberg (1947)
Research & Engineering	Hans van Suijdam (1950)
Communications	Bernard van Schaik (1951)
Energie Beheer Nederland	Rob Atsma (1946)
President of DSM China	Stefan Sommer (1959)
Chief Purchasing Officer	Ton Trommelen (1950)
Legal Affairs	Pieter de Haan (1954)
Operational Audit	Roelof Mulder (1946)

For an overview of the directors of DSM Nutritional Products see page 27.



PATIENT COMFORT

DSM Dyneema has developed a new lightweight, ultra-strong polyethylene fibre that can be used in medical applications such as surgical cables and orthopedic sutures. With its multiple benefits, Dyneema®Purity represents not just a new kind of fibre, but a new approach to medical device design.

REMUNERATION POLICY REGARDING THE MANAGING BOARD AND THE SUPERVISORY BOARD

This chapter comprises two parts. The first part outlines the remuneration policy of 2004 and contains tabulated details of the remuneration received in 2004. The second part, which outlines the remuneration policy for 2005 and subsequent years, will be submitted for approval by the Annual General Meeting of Shareholders on 6 April 2005.

NOMINATION & REMUNERATION COMMITTEE
The Nomination & Remuneration Committee (hereinafter referred to as 'the Committee') reviews the remuneration policy on a regular basis and, when appropriate, proposes changes to this policy to the Supervisory Board. The Committee consists entirely of Supervisory Board members. Its members are Mr Herkströter (Chairman), Mr Bodt and Mr Van Woudenberg. The Corporate Vice President Human Resources acts as the Secretary to the Committee.

The Committee met four times in 2004. During these meetings it discussed the remuneration policy for 2004 for the Managing Board. The Committee also defined targets for the bonus plan and assessed the degree to which the members of the Managing Board had achieved their targets for the previous year. The Committee made recommendations for stock options to be granted to the Managing Board. Finally, the Committee made preparations for the application of the Dutch corporate governance code (the Tabaksblat Code) as from 2005, especially regarding the remuneration policy.

The Nomination & Remuneration Committee will not be divided into two separate committees. The reason for this is that the remuneration of key executives in the company and their development and nomination are inextricably related. The Supervisory Board considers the development of the managerial qualities of key talent at DSM of great importance, and remuneration is an important tool enabling the company to attract, retain, motivate and further develop qualified Board members that will determine the future of the company. Given the importance of development, nomination and remuneration and the strong relationship between these, the committee is chaired by the chairman of the Supervisory Board. The chairman is also the first point of reference in the Supervisory Board for the chairman of the Managing Board in the areas of nomination and remuneration of Managing Board members.

The Committee operates on the basis of a charter, which is publicly available on the Company's website.

REMUNERATION POLICY FOR 2004

DSM's remuneration policy aims to be fair and is designed to attract, motivate and retain qualified Managing Board members. The remuneration philosophy is consistent with and to a large extent based on the same philosophy as applied to other DSM executives. The remuneration package of the Managing Board is reviewed annually, based on extensive market surveys provided by independent experts. The remuneration package of the DSM Managing Board is compared to that of the boards of other companies of a similar size and scope.

REMUNERATION STRUCTURE IN 2004
The remuneration package is composed of a fixed and a variable part. The variable part (including bonus and stock options) is performance related. When performance is on target, the average performance related pay of the Managing Board accounts for 46.4% of the total package (excluding pension).

AVERAGE PAY MIX FOR MANAGING BOARD OF DIRECTORS


100
80
60
40
20
0
19.6% Stock options
26.8% Annual bonus
53.6% Base salary

The total remuneration package of the members of the Managing Board comprises four elements:

- base salary
- bonus
- stock options
- pension

The valuation of stock options granted to the Managing Board is based on the Black-Scholes methodology.

Besides these elements Board Members enjoy benefits similar to those of other DSM executives. These include a health insurance allowance, the use of company cars and an entertainment allowance.

BASE SALARY IN 2004
The level of the base salary needs to be sufficient to attract, motivate and retain people of the right calibre for the Managing Board. On joining the Board, the Managing Board members receive a base salary that is commensurate with their position. The base salary of the Chairman of the Managing Board is 30% higher than that of the other members of the Managing Board, whose base salaries are all the same. The Committee reviews each year whether circumstances justify an adjustment of the base salary levels. In the light of the policy applied to DSM executives and the social labour agreement ('sociaal akkoord') in the Netherlands (although this agreement has no direct bearing on the remuneration of senior management), the base salaries were not adjusted in 2004.

BONUS FOR 2004
The remuneration policy aims to establish a strong link between the remuneration of the Managing Board and the performance of the Company. Managing Board members are offered an annual opportunity to earn a bonus amounting to 50% of the annual base salary, of which 25% is linked to financial performance metrics. The remaining 25% of the bonus opportunity is linked to non-financial shared and individual targets. These targets are revised annually so as to ensure that they are stretching but realistic. Considerations regarding the performance targets are influenced by the operational

and strategic course taken by the Company and are directly linked to the Company's ambitions.

Performance measures
Cash Flow Return on Investment (CFROI) is used as a financial performance measure in the bonus plan. CFROI is currently based on an internal definition and cannot be derived directly from the annual report. CFROI is a value based performance measure which takes account of profitability, value growth and cash flow. The CFROI measure determines whether a company has earned sufficient returns in relation to its weighted average cost of capital. The non-financial performance targets for 2004 were a group target linked to the Company's strategic development, targets linked to the Planet and People elements of the Triple P concept and individual targets.

The targets are determined at the beginning of the year for each Board member.

Target bonus level and pay out
When they achieve all their targets, Managing Board members receive a bonus of 50% of their annual base salary. Outstanding financial performance can increase the bonus level to 62.5% of the annual base salary.

The 2004 annual report presents the bonuses that have been earned on the basis of results achieved in 2004. These bonuses will be paid out in 2005.

The Supervisory Board has established the extent to which the targets for 2004 were achieved. The target relating to the group's financial performance was only partly achieved, due in part to the high internal profitability standards and economic developments in 2004. The other, non-financial targets were almost fully achieved. The average realization percentage was 36%.

See page 46 for tabular overviews on the actual bonus realization per individual Board member in 2004.

The current bonus plan has been revised in the light of the Dutch corporate governance code.

STOCK OPTIONS IN 2004
In this section, details will be provided on the stock option plan for members of the Managing Board. The current long-term incentive plan consists of performance-related and non-performance-related stock options. Under the current plan, one third of the stock options received by the members of the Managing Board are not subject to a performance condition and two thirds are linked to performance. The number of stock options granted to members of the Managing Board is determined by the Supervisory Board.

The average target annualized expected value of all options for the Managing Board amounts to 37% of their average base salary levels. The actual number of performance-related options that vest depends on the Company's Total Shareholder Return (TSR) performance (share price appreciation plus dividend pay out) over a three-year period compared to the TSR performance of a specified peer group. The options granted have a total term of eight years (including the period of three years during which they cannot be exercised). The options that are not performance-related are subject to a vesting period of three years.

For details on the outstanding number of options under the plan, see page 48 of this report, where tabular overviews provide information per individual Board member.

The option exercise price
The stock options are granted on the first 'ex dividend' day following the Annual General Meeting of Shareholders at which DSM's annual accounts are adopted. The exercise price is equal to the opening price of the share on the date of grant. In 2004, stock options were granted on 2 April at an exercise price of € 35.79.

Valuation of stock options
The valuation of stock options, which form the long term incentive provided to the Managing Board, is based on the Black-Scholes method because data reporting by external experts is based on the same method. The accounting value of the stock options in the financial statements may differ from the value reported in the remuneration report.

TSR as a performance measure
DSM's TSR performance is compared to that of a well-defined set of peer companies. Two thirds of the option grant are linked to relative TSR. TSR measures the returns received by shareholders and captures both the change in a company's share price and the value of dividend income. This measure is used because it assesses long term value creation of the Company.

The TSR peer group comprises the following companies:

Akzo Nobel	EMS Chemie Holding
BASF	ICI
Bayer	Lonza Group
CIBA Spezialitätenchemie	Rhodia
Clariant	Solvay
Degussa	

This peer group reflects the relevant competitive market in which the company operates. It includes sector-specific competitors which the Supervisory Board and the Managing Board consider to be suitable benchmarks for DSM.

Dependent on DSM's performance compared to the peer group, a certain number of options will become exercisable. The final performance of DSM versus the peer group will be determined and validated by a bank and audited by an auditor at the end of the performance period.

Performance incentive zone
The number of options that become unconditional after three years (apart from the options that are not performance related – one third of the total) is determined on the basis of DSM's performance relative to the average TSR performance of the peer group. The difference between DSM's performance and the peer group's performance (in percentage points) determines the vesting.

The following table gives an overview of the vesting conditions.

DSM performance minus peer group performance in % points	Percentage of performance-related stock options initially granted that vests (becomes exercisable)
≥ 20	100%
≥ 10 and < 20	75%
≥ -10 and < 10 (target)	50%
≥ -20 and < -10	25%
< -20	0%

In 2004, all performance related options granted in 2001 vested on the basis of DSM's performance relative to the aforementioned peer group (≥ 20%).

The stock option plan has been revised in the light of the Dutch corporate governance code.

PENSIONS IN 2004

The members of the Managing Board are participants in the Dutch pension fund "Stichting Pensioenfonds DSM Chemie" (PDC). PDC operates similar pension plans for various DSM companies. The pension provision of the Managing Board is equal to the pension provisions for the employees of DSM Limburg BV and executives who are employed in the Limburg region.

Retirement age is 65. PDC operates two different schemes: a pre-pension scheme providing benefits between age 62 and 65 and a basic pension scheme for old age pension benefits as of age 65. The latter scheme is a defined benefit final pay scheme. Old-age pension rights are accrued according to vested years of service. Only base salary, after deduction of an offset, is pensionable. In 2004 this offset was € 20,235.

The accrual of pension rights in the salary range between the offset and € 50,810 amounts to 1.75% per annum and in the salary range above € 50,810 to 1.55% per annum. The basic pension scheme includes entitlement to a pension and a waiver of pension contributions in the event of disability, as well as a spouse's/dependants' pension on death. Contribution to this basic pension scheme is a flat rate percentage of pensionable salary. The scheme participants contribute a pension premium of 4% of base salary above € 50,810.

The pre-pension scheme (PPS) is basically a defined contribution scheme, in which benefits are based on the contributions paid by the participants. The scheme guarantees a pre-pension income of 75% of base salary from age 62, provided that the participant has paid the full contribution.

Since July 1999 a (temporary) individual scheme has been applied to members of the Managing Board aimed at accruing additional pension rights (as of age 65). The Company pays a premium of 4.5% of the monthly base salary. This scheme is intended to compensate for the fact that an old age pension of max. 60% of the pensionable salary will normally be attainable only after 40 years of service. Old age pension rights are accrued according to vested years of service. In practice most current members of the Managing Board will not reach 40 years of service and therefore their maximum attainable old age pension will be less than 60% of their base salary and an even lower percentage of their total compensation (including bonuses and stock options).

EARLY RETIREMENT PLAN

In addition to the pension provisions as set out above, DSM operates a non-pension early retirement scheme for the members of the Managing Board. Early retirement is possible from the age of 60 if the Supervisory Board decides so. The early retirement income is 80% of base salary during the first six months of payment and 75% henceforward. The early retirement benefit stops at age 65. The total attainable early retirement income is determined taking into account as an offset the benefits from the pre-pension scheme operated by PDC. The early retirement benefits do not accrue or vest. The early retirement scheme is non-contributory.

LOANS

The Company does not provide any loans to members of the Managing Board. There are therefore no loans outstanding.

CONTRACTS OF EMPLOYMENT

The employment contracts for the current members of the Managing Board have been entered into for an indefinite period and provide for a notice period of six months in the case of termination by a member of the Managing Board. In line with Dutch statutory requirements a notice period of twelve months will therefore be applicable in the case of termination by the Company.

The terms of employment will be subject to reconsideration as part of the remuneration policy for 2005 and subsequent years.

Severance arrangements

The employment contracts of the members of the DSM Managing Board do not include a provision on exit arrangements in the event of termination of employment by the Company.

REGULATIONS REGARDING SECURITIES

Rules have been adopted governing ownership of and transactions in securities (other than securities issued by DSM) by Managing Board members.

OVERVIEW OF REMUNERATION 2004 – MANAGING BOARD

The tables below show the remuneration paid to the Managing Board in 2004.

FIXED ANNUAL SALARY IN €	1 July 2003	1 Jan 2004	1 July 2004
Peter Elverding, chairman	599,760	599,760	599,760
Jan Zuidam, deputy chairman	461,040	461,040	461,040
Jan Dopper	461,040	461,040	461,040
Henk van Dalen	461,040	461,040	461,040
Feike Sijbesma	461,040	461,040	461,040

BONUS IN €	2004[1]	2003[2]
Peter Elverding, chairman	215,914	118,776
Jan Zuidam, deputy chairman	165,974	102,717
Jan Dopper	165,974	79,891
Henk van Dalen	165,974	102,717
Feike Sijbesma	165,974	102,717

1 Based on results achieved in 2004 and therefore payable in 2005.

2 Bonus paid in 2004 based on results achieved in 2003.

PENSION	PENSION COSTS (EMPLOYER)		ACCRUED PENSION AS OF AGE 65	
	2004	2003	31 Dec 2004	31 Dec 2003
Peter Elverding, chairman	110,289	97,993	274,162	259,834
Jan Zuidam, deputy chairman	85,250	75,325	218,298	207,297
Jan Dopper	85,250	75,325	190,149	179,695
Henk van Dalen	85,250	75,325	193,596	183,074
Feike Sijbesma	85,250	75,325	133,851	124,491

TOTAL REMUNERATION

The total remuneration (including pension costs and other commitments) of Managing Board members amounted to € 3.4 million in 2004 (2003: € 3.5 million).

The table below shows the stock options granted to the Managing Board in 2004. Please note that the options referred to below are also included in the total overview of options granted.

	NUMBER OF CONDITIONAL OPTIONS GRANTED IN 2004	NUMBER OF UNCONDITIONAL OPTIONS GRANTED IN 2004	EXERCISE PRICE	DATE OF GRANT	EXPIRATION DATE
Peter Elverding, chairman	25,000	12,500	€ 35.79	2 April 2004	1 April 2012
Jan Zuidam, deputy chairman	20,000	10,000	€ 35.79	2 April 2004	1 April 2012
Jan Dopper	20,000	10,000	€ 35.79	2 April 2004	1 April 2012
Henk van Dalen	20,000	10,000	€ 35.79	2 April 2004	1 April 2012
Feike Sijbesma	20,000	10,000	€ 35.79	2 April 2004	1 April 2012
Total	105,000	52,500			

The following tables summarize information concerning options exercised by members of the Managing Board during 2004 and unexercised options currently held by them.



Laminate flooring

OVERVIEW OF STOCK OPTIONS IN 2004 – MANAGING BOARD

		outstanding at 31 Dec. 2003	stock options granted in 2004	stock options exercised in 2004	outstanding at 31 Dec. 2004	exercise price (in €)
Peter Elverding						
Unconditional* stock options:	1999	18,000			18,000	26.01
	2000	22,500			22,500	36.48
	2001	0			37,500	39.98
Conditional stock options:	2001	37,500			0	39.98
	2002	37,500			37,500	47.01
	2003	37,500			37,500	36.39
	2004		37,500		37,500	35.79
	Total	153,000	37,500	0	190,500	
Jan Zuidam						
Unconditional* stock options:	1999	18,000			18,000	26.01
	2000	18,000			18,000	36.48
	2001	0			30,000	39.98
Conditional stock options:	2001	30,000			0	39.98
	2002	30,000			30,000	47.01
	2003	30,000			30,000	36.39
	2004		30,000		30,000	35.79
	Total	126,000	30,000	0	156,000	
Jan Dopper						
Unconditional* stock options:	1999	13,500			13,500	26.01
	2000	18,000			18,000	36.48
	2001	0			30,000	39.98
Conditional stock options:	2001	30,000			0	39.98
	2002	30,000			30,000	47.01
	2003	30,000			30,000	36.39
	2004		30,000		30,000	35.79
	Total	121,500	30,000	0	151,500	
Henk van Dalen						
Unconditional* stock options:	1999	11,250			11,250	26.01
	2000	18,000			18,000	36.48
	2001	0			30,000	39.98
Conditional stock options:	2001	30,000			0	39.98
	2002	30,000			30,000	47.01
	2003	30,000			30,000	36.39
	2004		30,000		30,000	35.79
	Total	119,250	30,000	0	149,250	
Feike Sijbesma						
Unconditional* stock options:	1999	7,500			7,500	26.01
	2000	11,250			11,250	36.48
	2001	0			30,000	39.98
Conditional stock options:	2001	30,000			0	39.98
	2002	30,000			30,000	47.01
	2003	30,000			30,000	36.39
	2004		30,000		30,000	35.79
	Total	108,750	30,000	0	138,750	

* All options (whether or not linked to performance) are subject to the condition that they cannot be exercised until three years after the granting date. After these three years, the options become unconditional.

SHARES

At year-end 2004 the members of the Managing Board held a total of 918 shares in Royal DSM N.V.

OVERVIEW OF REMUNERATION IN 2004 – SUPERVISORY BOARD

The remuneration package of the Supervisory Board comprises an annual fixed fee and an annual committee membership fee. The fixed fee for the Chairman of the Supervisory Board is € 45,000. The members of the Supervisory Board each receive a fixed fee of € 30,000. Committee membership is awarded € 4,000 per membership per year.

In accordance with good corporate governance, the remuneration of the Supervisory Board is not dependent on the results of the Company. This implies that neither stock options nor shares are granted to Supervisory Board members by way of remuneration. If any shareholdings in DSM are held by Supervisory Board members, they serve as a long-term investment in the Company. At year-end 2004 the members of the Supervisory Board together held 3,042 shares in Royal DSM N.V.

The compensation of the members of the Supervisory Board is determined annually. Recent benchmark studies by external consultants made clear that there is a discrepancy between market practice and the current remuneration of the Supervisory Board. Especially for non-Dutch Supervisory Board candidates the current remuneration at DSM is below market practice. The Supervisory Board has reconsidered this issue and will propose to the Annual General Meeting of Shareholders on 6 April 2005 to increase the fixed remuneration with effect from 1 January 2005, as follows:

- Chairman € 50,000 (2004: € 45,000)
- Members € 35,000 (2004: € 30,000)

It is proposed to increase the fees for Committee membership with effect from the same date, the new fees being € 5,000 per committee for members (2004: € 4,000) and € 7,500 per committee for chairmen (2004: € 4,000).

The Company does not provide any loans to its Supervisory Board members.

Rules have been adopted governing ownership of and transactions in securities (other than securities issued by DSM) by Supervisory Board members.

The table below gives an overview of the remuneration paid to the Supervisory Board in 2004.

SUPERVISORY BOARD REMUNERATION 2004

	Annual fixed fee	Committee fee	Total
Cor Herkströter, chairman	€ 45,000	€ 4,000	€ 49,000
Henk Bodt, deputy chairman	€ 30,000	€ 8,000	€ 38,000
Ad Geers*	€ 15,000		€ 15,000
Okko Müller	€ 30,000	€ 4,000	€ 34,000
Enrique Sosa	€ 30,000		€ 30,000
Cees van Woudenberg	€ 30,000	€ 8,000	€ 38,000
Ewald Kist**	€ 15,000		€ 15,000
Total	€ 195,000	€ 24,000	€ 219,000

* until 30 June 2004

** since 1 July 2004

The table below shows the Committee membership of the Supervisory Board members in 2004.

COMMITTEE MEMBERSHIP

	Audit Committee	*Nomination and Remuneration Committee*
Cor Herkströter		x (chairman)
Henk Bodt	x (chairman)	x
Ad Geers		
Okko Müller	x	
Enrique Sosa		
Cees van Woudenberg	x	x
Ewald Kist		

REMUNERATION POLICY AS FROM 2005

The Supervisory Board decided to review the company's remuneration policy for the Managing Board in 2004 in order to comply with the Dutch corporate governance code. This reconsideration has led to some changes in the current remuneration policy and structure as outlined before. Below, the remuneration policy for 2005 and subsequent years is outlined.

SHAREHOLDER APPROVAL

Both the remuneration policy for 2005 and subsequent years and any share-based incentive schemes are subject to approval by the Annual General Meeting of Shareholders on 6 April 2005.

OBJECTIVES OF REMUNERATION POLICY FOR 2005 AND ONWARDS

The objective of DSM's remuneration policy is to attract, motivate and retain the qualified and expert individuals that the company needs in order to achieve its strategic and operational objectives.

The remuneration policy comprises the following elements:

- DSM strives for a high performance in the field of sustainability and Triple P, finding a balance between economic gain, respect for people and concern for the environment. The remuneration policy should reflect a balance between the interests of DSM's main stakeholders as well as a balance between the Company's short term and long term strategy. In the light of the remuneration policy, the structure of the remuneration package for the Managing Board is designed to balance short-term operational performance with the long-term objective of creating sustainable value within the company, while taking account of the interests of all stakeholders.
- To ensure that highly skilled and qualified managers can be attracted and retained, DSM aims for a total remuneration level that is comparable to levels provided by other Dutch multinational companies that are similar to DSM in terms of size and complexity. For that purpose, external reference data are used. See page 50 for an outline of the labour market reference group.
- The remuneration policy for the members of the Managing Board is aligned with the philosophy underlying the remuneration of other senior executives of DSM.
- In designing and setting the levels of remuneration for the Managing Board, the Committee also takes account of the relevant provisions of statutory requirements, corporate governance guidelines and other best practices in the Netherlands and other relevant jurisdictions.

REMUNERATION STRUCTURE

The proposed balance between fixed and variable remuneration elements will be the same as in 2004. This implies that when performance is on target, the performance-related pay components in 2005 will account for approx. 45-50% of the total package (excluding pension).

LABOUR MARKET PEER GROUP

In order to be able to recruit the right calibre of people for the Managing Board and to secure long term retention of the current Board members, DSM has taken external reference data into account in determining adequate salary levels. For that purpose, a specific labour market peer group has been defined which consists of Dutch companies that are headquartered in the Netherlands and are more or less comparable to DSM in terms of size, international scope and complexity of industrial operations.

The labour market peer group consists of the following ten companies:

Aegon	Numico
Akzo Nobel	Nutreco
Getronics	Océ
Heineken	TPG
KPN	Wolters Kluwer

Professional independent remuneration experts have modified the raw data of the peer group companies using a statistical empirical model, so as to make them comparable with a company the size of DSM, with the associated scope and responsibilities of the Managing Board.

DSM operates in a competitive international industry. Therefore, DSM will also closely monitor industry specific international developments with respect to directors' remuneration, notably at the following companies: Ciba, Clariant, Degussa, Lonza and Solvay. This will enable DSM to attract non-Dutch Board members if necessary as part of the further internationalization of the Company.

The European industry peer group is influenced by factors such as the type of organization and the organizational superstructure of these companies. Therefore, in assessing DSM pay levels the peer data should be used with caution, as they do not reflect the specific organizational structure of DSM.

Below, the various remuneration components are addressed separately.

BASE SALARY FROM 2005

On joining the Board, the Managing Board members receive a base salary that is commensurate with their position.

DSM's policy is to offer Board members a salary comparable with the median of the labour market peer group. Every year it is considered whether base salary levels should be reviewed. An adjustment of the base salary is at the discretion of the Supervisory Board, which takes into account external and internal developments.

BONUS FROM 2005

The Supervisory Board has decided to change the current bonus plan for members of the Managing Board. The Dutch corporate governance code requires the linkage of variable remuneration to previously determined, measurable and influenceable targets. The bonus is an annual payment in cash. The bonus pay out is based on performance in the previous year.

Managing Board members can earn a bonus amounting to 50% of their annual base salary for on target performance. Under the new bonus plan, the part of the bonus that is related to financial targets amounts to 35% of base salary, which can increase to 52.5% in the case of an exceptionally good financial performance.

The part of the bonus that is not related to financial targets amounts to 15% of the base salary and cannot increase beyond that.

Bonus part linked to financial targets

The part of the bonus that is linked to financial targets has been expanded to include elements related to operational performance, being operating profit and free cash, reflecting short-term financial results, in addition to the current bonus design linked to CFROI. The balance of the financial elements of the bonus will be CFROI 17.5%, operating profit 10% and free cash 7.5% of annual base salary for on target performance.

	On target pay out (% of base)	Maximum pay out (% of base)
Financial targets:		
– CFROI	17.50	26.25
– Operating Profit	10.00	15.00
– Free Cash	7.50	11.25
Non financial targets	15.00	15.00
Total	50.00	67.50

CFROI

CFROI will remain part of the bonus design. The definition of CFROI has been established in such a way that the realization of the CFROI target can be derived from the financial information in the annual report and is now as follows:[1]

$$\frac{\text{EBITDA from ordinary activities} - \text{Related annual tax} - \text{Economic depreciation (1\%)}}{\text{Gross asset base (incl. working capital)}}$$

CFROI focuses on value realization and creation compared with the Weighted Average Cost of Capital (WACC) established for DSM.

Operational performance

There are two financial-target-related bonus elements that allow for a focus on short term operational targets: operating profit and cash. These can be derived from the financial statements and are defined as follows:

- Operating profit: EBIT from ordinary activities excluding exceptional items.
- Free cash, defined as cash from operating activities minus capital expenditure and minus the average dividend paid in the previous three years.

The Company feels that the combination of CFROI (value realization and creation), operating profit and free cash adequately reflects the company's financial performance. Targets will be determined each year by the Supervisory Board, based on historical performance, the operational and strategic outlook of the Company in the short term and expectations of the Company's management and stakeholders, among other things. The targets contribute to the realization of the objective of long-term value creation.

In determining the realization of the operating-profit target, a (partial) adjustment mechanism for sensitivity to the Euro/Dollar ratio will apply. The Company will not disclose the actual targets, as they qualify as commercially sensitive information.

There will be no changes with regard to the part of the bonus that is not related to financial targets, apart from a reduction of the target level for this element. Targets will be defined in the areas of the strategic development of the Company and Triple P, among other things.

1 EBITDA from ordinary activities is defined as: EBIT from ordinary activities excluding exceptional items plus depreciation and amortization as reported in the profit and loss statement. Related annual tax is defined as taxes paid minus the effect of exceptional items as reported in the statement of income. Economic depreciation is defined as a 1% charge on the historic value of tangible and intangible assets as reported in the balance sheet. The 1% charge represents the fund to be formed to replace the average asset mix after economic lifetime ends. Gross asset base is defined as the historic value of tangible and intangible assets plus average annualized working capital.

STOCK OPTIONS FROM 2005

In the light of the Dutch corporate governance code, the stock option plan will be adjusted with effect from 2005. The plan will be submitted to the Company's shareholders for approval.

The Supervisory Board has decided to replace the non-performance-related options and part of the performance-related options with performance-related (restricted) shares, up to an equal balance of options and shares in terms of economic value (calculated by independent specialists on the basis of the Black-Scholes method and the weighted probability method). Both stock options and restricted shares operate on the basis of the same performance schedule.

The vesting of stock options and shares is conditional on the achievement after three years of previously determined target levels of total shareholder return (TSR) compared the peer group.

The overall value of the options provided to the Managing Board will not change. Based on historical option grant levels, 5,000 performance (restricted) shares and 18,750 performance options will be allocated to the CEO and 4,000 performance shares and 15,000 performance options to the other Managing Board Members.

Exercise/Grant price

The stock options and shares are granted on the first 'ex dividend' day following the Annual General Meeting at which DSM's annual accounts are approved. The exercise price/grant price will be equal to the opening price of the share on the date of grant.

TSR as a performance measure

No changes have taken place in the use of the performance measure linked to the stock option plan as compared to 2004. DSM's TSR performance is compared to the average TSR performance of a set of pre-defined peer companies. TSR measures the returns received by shareholders and captures both the change in a company's share price and the value of dividend income. This measure is used as it assesses long-term value creation by the Company.

The TSR peer group consists of the following companies:

Akzo Nobel	EMS Chemie Holding
BASF	ICI
Bayer	Lonza Group
CIBA Spezialitätenchemie	Rhodia
Clariant	Solvay
Degussa	

This peer group is not the same as the one used for determining remuneration levels. The latter is chosen to reflect the relevant labour market. The peer group used for benchmarking total shareholder return performance reflects the relevant market in which the company competes for shareholder preference. It includes sector-specific competitors which the Supervisory Board and the Managing Board consider to be suitable benchmarks for DSM. The peer group is verified by the Supervisory Board each year based on market circumstances (mergers, acquisitions) which determine the appropriateness of the composition of the performance peer group. The composition of the peer group will only be changed if the Supervisory Board is convinced that this will not result in targets becoming easier or more difficult to meet.

Depending on DSM's TSR performance compared to the peer group a certain number of options will become exercisable and a certain number of shares will be unconditionally awarded. The stock options can be kept for a maximum of eight years (including the three-year vesting period) while the restricted shares shall be retained by the members of the Managing Board for a period of at least five years (after the three-year vesting period) or at least until termination of employment if this period is shorter. The performance of DSM versus its peers will be determined and validated by a bank and audited by an auditor at the end of the performance period.

Performance incentive zone

The number of options and shares that become unconditional after three years is determined on the basis of DSM's performance relative to the average TSR performance of the defined peer companies. The method used to determine the exercisable rights will remain the same as in 2004, with the exception that this method will apply to both options and shares from 2005 onwards.

PENSIONS

The members of the Managing Board are participants in the Dutch pension fund "Stichting Pensioenfonds DSM Chemie" (PDC). PDC operates similar pension plans for various DSM companies. The pension provision of the Managing Board is equal to the pension provision for the employees of DSM Limburg BV and executives employed in the Limburg area. Retirement age is 65. PDC operates two different schemes: a pre-pension scheme providing benefits between age 62 and 65, and a basic pension scheme for old age pension benefits as of age 65.

Due to changes in government regulations with respect to pre-pensions, the current pension plans of PDC are subject to review. Since the Managing Board members are participants in the PDC pension plans, these changes will be applicable to the Managing Board as well. The non-pension early retirement scheme and the temporary individual pension scheme (see page 46) will also be reviewed in 2005.

EMPLOYMENT CONTRACTS

Term of employment

The employment contracts of the current members of the Managing Board have been entered into for an indefinite period of time. Newly appointed members of the Managing Board are also offered an employment contract for an indefinite period of time. The employment contract ends on the date of retirement or by notice of either party.

Term of appointment

The current members of the Managing Board are appointed for an indefinite period of time. New members of the Managing Board will be appointed for a period of four years. Newly appointed members are subject to reappointment by the shareholders after a period of four years. This policy is in line with the Dutch corporate governance code.

Notice period
Termination of employment by a member of the Managing Board is subject to three months'notice. A notice period of six months will for legal reasons be applicable in the case of termination by the Company.

Severance arrangement
There are no specific contractual exit arrangements for the current members of the Managing Board. Should a situation arise in which a severance payment is appropriate for the existing Board Members, the Remuneration Committee will recommend the terms and conditions. The Supervisory Board will decide upon this, taking into account usual practices for these types of situations, as well as applicable laws and corporate governance requirements.

The employment contracts of newly appointed members of the Managing Board will include an exit arrangement provision which is in accordance with best practice provision II.2.7. of the Dutch corporate governance code (i.e. a sum equivalent to the fixed annual salary, or if this is manifestly unreasonable in the case of dismissal during the first term of office, two times the fixed annual salary).

REMUNERATION POLICY FOR 2005

The remuneration package for the Managing Board is subject to annual review. The market competitiveness of the remuneration package of the Managing Board for 2005 has been reviewed, based on the Dutch labour market peer group. The data below reflect the July 2004 remuneration levels. All values are denominated in euros.

Target bonus and stock option grants are expressed as a percentage of base salary. The remuneration data are regressed to reflect the size and scope of DSM. Stock option valuations are based on the Black-Scholes method.

Furthermore, data is presented as 'median actual levels'. Median actual levels imply currently applied remuneration levels of the Dutch peer group.

BENCHMARK AGAINST DUTCH LABOUR MARKET PEER GROUP

Managing Board Chairman	**DSM**	**Peer group median**
Base salary	€ 599,760	€ 735,000
Bonus "at target" (%)	50%	60%
Total Cash "at target"	€ 899,640	€ 1,176,000
Annualized Option Value (%)	35%	60%
Total Direct Compensation	€ 1,109,556	€ 1,617,000

Board Member	**DSM**	**Peer group median**
Base salary	€ 461,040	€ 450,000
Bonus "at target" (%)	50%	60%
Total Cash "at target"	€ 691,560	€ 720,000
Annualized Option Value (%)	37%	55%
Total Direct Compensation	€ 862,145	€ 967,500

CONCLUSIONS

The CEO's base salary is at the lower quartile level of the peer group or 22% below the targeted median level. The CEO's at-target bonus percentage and long term incentive are also in the lower quartile of the peer group.

Members of the Managing Board are around the median level with respect to base salary, while the target bonus percentage and options granted are in the lower quartile of the peer group. It is DSM's policy to gradually move toward the median level of the external benchmark. For 2005, no increase in base salary is foreseen in this context. The Supervisory Board will consider each year whether an increase in base salary is justified, taking into account all relevant circumstances.



SHINING HEALTH

The quality of pet foods has advanced in leaps and bounds over the last few years. Thanks to DSM's wide range of pet nutrition and health ingredients, the pet food industry is able to produce increasingly innovative products. For example, combinations of vitamins to bolster the immune system or unsaturated fatty acids to promote a healthy skin and a shiny coat.

PERSONNEL OPTION RIGHTS

MANAGEMENT SHARE OPTIONS

Senior managers at DSM are granted management share options or stock appreciation rights (SARs). The regulations governing the granting of these options are the same as those that apply to the Managing Board for the option series up to and including 2004 (see page 45).

According to the share option granting procedure, the Supervisory Board makes a decision in December as to whether or not any options will be granted. The Dutch Authority on Financial Markets (AFM) is informed in good time about the proposed granting of management options.

The exercise of options is regulated. The members of the Managing Board and a number of senior officers may exercise their options only in the two weeks following the publication of quarterly and annual reports and in the two weeks following the Annual General Meeting, and of course only if they do not have insider knowledge at the time of exercise. In addition, members of this group must obtain the approval of an officer ranking one level higher in the organization. Senior officers who are not part of this group may exercise their option rights without restrictions outside the usual embargo periods, provided they do not have insider knowledge at the time of exercise. For certain individuals or groups the Compliance Officer can define special embargo periods during which they are not allowed to trade in DSM securities.



Optical fibres and cables

OVERVIEW OF MANAGEMENT OPTION RIGHTS

	outstanding on 31 Dec. 2003	in 2004 granted	in 2004 converted (a/b)	in 2004 exercised	in 2004 expired	outstanding on 31 Dec. 2004	exercise price (in €)	exercise period
Options:								
– unconditional								
1999	275,500			-78,750		196,750	26.01	until 14.01.2007
2000	411,000			-28,500		382,500	36.48	until 31.03.2008
2001	132,500		946,875	-59,750		1,019,625	39.98	until 30.03.2009
2002	103,650		135,900	0		239,550	47.01	until 04.04.2010
2003	25,500		50,500	-6,000		70,000	36.39	until 04.04.2011
(c) 2003	0		8,475	-2,825		5,650	39.54	until 03.11.2011
2004	0		5,250	-2,250		3,000	35.79	until 02.04.2012
– conditional								
2001	999,375		-961,125		-38,250	0	39.98	from 30.03.2004 until 30.03.2009
2002	1,098,750		-135,900		-61,875	900,975	47.01	from 04.04.2005 until 04.04.2010
2003	1,170,563		-50,500		-71,000	1,049,063	36.39	from 04.04.2006 until 04.04.2011
(c) 2003	114,225		-8,475		-9,725	96,025	39.54	from 03.11.2006 until 03.11.2011
2004	0	1,341,913	-5,250		-19,625	1,317,038	35.79	from 02.04.2007 until 02.04.2012
Stock appreciation rights:								
– unconditional								
1999	36,000					36,000	26.01	until 14.01.2007
2000	36,000					36,000	36.48	until 31.03.2008
2001	0		15,750			15,750	39.98	until 30.03.2009
2002	0		9,000			9,000	47.01	until 04.04.2010
2003	0		4,000			4,000	36.39	until 04.04.2011
(c) 2003	0		500			500	39.54	until 03.11.2011
2004	0		4,000			4,000	35.79	until 02.04.2012
– conditional								
2001	1,500		-1,500			0	39.98	from 30.03.2004 until 30.03.2009
2002	132,375		-9,000		-10,500	112,875	47.01	from 04.04.2005 until 04.04.2010
2003	154,875		-4,000		-18,500	132,375	36.39	from 04.04.2006 until 04.04.2011
(c) 2003	175,500		-500		-3,900	171,100	39.54	from 03.11.2006 until 03.11.2011
2004	0	328,950	-4,000		-8,000	316,950	35.79	from 02.04.2007 until 03.11.2011
total	4,867,313	1,670,863	0	-178,075	-241,375	6,118,726		

(a) Options / SARs can be exercised immediately upon termination of employment in connection with (early) retirement.

(b) In a number of cases (un)conditional options have been converted into (un)conditional SARs.

(c) On 3 November 2003 a select group of DSM Nutritional Products employees received options/SARs on a one-off basis.

OVERVIEW OF PERSONNEL OPTION RIGHTS

	outstanding on 31 Dec. 2004	in 2004 granted	in 2004 exercised	in 2004 expired	outstanding on 31 Dec. 2004	exercise price (in €)	exercise period
relating to 1999	184,938	-	-37,060	-3,035	144,843	39.60	until Feb 2006
relating to 2000	304,880	-	-60,731	-5,440	238,709	39.98	until Mar 2006
relating to 2001	212,852	-	-2,170	-5,515	205,167	46.23	until Apr 2007
relating to 2002	176,500	-	-36,315	-1,054	139,131	36.39	until Apr 2008
total	879,170	-	-136,276	-15,044	727,850		

Based on the result in 2003, no personnel option rights were granted in 2004.

COMPANY PROFILE

CLUSTERS

DSM is active worldwide in life science products, performance materials and industrial chemicals. The group has annual sales of around € 8 billion and employs about 24,000 people (year-end 2004) at more than 250 sites worldwide. DSM's activities are grouped into business groups representing coherent product/market combinations. The business group directors report directly to the Managing Board. For reporting purposes we have grouped our activities into three strategic clusters plus DSM Nutritional Products:

Life Science Products comprises the business groups that supply to the pharmaceutical, food and agrochemical industries: DSM Fine Chemicals, DSM Pharmaceutical Products, DSM Anti-Infectives, DSM Food Specialties and DSM Bakery Ingredients. The cluster's share in DSM's overall net sales is 24%.

DSM Nutritional Products, which comprises the activities of the former Roche division Vitamins & Fine Chemicals that DSM took over in 2003, has been included in the organization as a separate entity for the time being. The activities of DSM Nutritional Products are focused on three sectors: human nutrition & health, animal nutrition & health and personal care. The share of DSM Nutritional Products in DSM's overall net sales is 24%.

Performance Materials are high-performance materials such as the superstrong Dyneema fibre, the advanced plastic Stanyl marketed by DSM Engineering Plastics, elastomers (synthetic rubbers), engineering plastics, coating resins and structural resins. This cluster comprises the business groups DSM Elastomers, DSM Engineering Plastics, DSM Coating Resins and DSM Composite Resins. DSM Dyneema also forms part of this cluster. The cluster's share in DSM's overall net sales is 26%.

Industrial Chemicals comprises the business groups DSM Fibre Intermediates, DSM Melamine and DSM Agro, which produce industrial chemicals such as fibre intermediates, melamine and fertilizers, and DSM Energy. This cluster accounts for 21% of DSM's overall net sales.

In addition, DSM reports on a number of other activities, which have been grouped under *Other activities*. These include DSM Venturing & Business Development, Noordgastransport, the Chemelot industry park in Geleen (the Netherlands) and the part of the costs of corporate activities that is beyond the control of the business groups.



Decorative coatings

SALES BY CORE ACTIVITY*


100
80
60
40
20
0
32%
Life Science Products
24%
8%
DSM Nutritional Products
24%
29%
Performance Materials
26%
23%
Industrial Chemicals
21%
8%
Other activities
5%
03
04

* DSM Nutritional Products' contribution in 2003 related to one quarter only.

MARKETS

DSM supplies its products to high-end industrial markets (business to business). The human and animal nutrition market is the principal end use market for DSM. Other important users of DSM products are the pharmaceutical, electrics & electronics and automotive industries.

END-USE MARKETS*


100
80
60
40
20
0
19%
Food & Feed
29%
18%
Pharmaceuticals
15%
16%
Building & construction
13%
9%
Automotive/Transport
9%
8%
Textiles
7%
8%
Agriculture
7%
6%
Electrics/Electronics
5%
3%
Metal & Machine building
2%
13%
Other
13%
03
04

* DSM Nutritional Products' contribution in 2003 related to one quarter only.

SALES BY ORIGIN*


100
80
60
40
20
0
47%
Netherlands
41%
25%
Rest of Europe
32%
17%
North America
16%
11%
Rest of the world
11%
03
04

* DSM Nutritional Products' contribution in 2003 related to one quarter only.


SALES BY DESTINATION*
100
80
60
40
20
0
11% Netherlands 10%
11% Germany 10%
7% United Kingdom 6%
6% France 6%
19% Rest of Europe 21%
22% North America 21%
24% Rest of the world 26%
03
04

* DSM Nutritional Products' contribution in 2003 related to one quarter only.

CONTRIBUTION TO SOCIETY AND SUSTAINABLE DEVELOPMENT

A know-how intensive chemicals and biotechnology company like DSM makes a very valuable contribution to society. With its products the company helps enhance the quality of people's daily lives and work. In close collaboration with its customers, DSM constantly strives to optimize these products, so that they can make life healthier, cheaper, longer-lasting, more pleasant or more efficient. Examples are new pharmaceuticals, healthy food ingredients, lighter car components and synthetic materials to replace scarce natural materials such as hardwood. Sustainability and safety are important aspects of DSM's processes and products. Its production processes are for example designed for a minimum use of raw materials and energy. DSM also uses so-called 'white biotechnology': biotechnological processes that replace conventional chemical production processes. DSM contributes in many ways to the development of scientific knowledge and technology relating to sustainability, safety and the environment, both within the company and in general.

To DSM, responsible entrepreneurship means developing and implementing an integrated policy that strikes the right balance between economic gain, respect for people and concern for the environment – the Triple P concept of *people, planet, profit*. The company annually reports on its policy and performance in this field in its Triple P report, in which the former Responsible Care Progress Report has been incorporated.

GOVERNANCE

CORPORATE GOVERNANCE
See page 7 for information on the way in which DSM implemented the new Dutch corporate governance code (the Tabaksblat Code) in 2004.

DSM has formulated explicit corporate values and rules that form the basis for risk management, financial policy and organizational management at corporate and business group levels.

Royal DSM N.V. is a public limited company with a Managing Board and an independent Supervisory Board. The Managing Board is responsible for the company's strategy, its portfolio policy, the deployment of human and capital resources and the company's financial performance as based on these factors. The Supervisory Board supervises the policy pursued by the Managing Board, the Managing Board's performance of its managerial duties and the company's general state, taking account of the interests of all the company's stakeholders. The Annual Financial Statements are submitted for adoption by the Annual General Meeting of Shareholders, accompanied by an explanation by the Supervisory Board of how it carried out its supervisory duties during the year concerned.

Members of the Managing Board and the Supervisory Board are appointed (and, if necessary, dismissed) by the Annual General Meeting of Shareholders.

DSM fully informs its stakeholders about its corporate objectives, the way the company is managed and the company's performance. Its aim in doing so is to pursue an open dialogue with its shareholders and other stakeholders.

ORGANIZATION
DSM has a decentralized organizational structure built round business groups that are empowered to carry out all business functions. This structure ensures a flexible, efficient and fast response to market changes. DSM Nutritional Products will be a separate entity for the time being. At the corporate level, DSM has a number of staff departments to support the Managing Board and the business groups. The services of a number of shared service departments and DSM Research and intergroup product supplies are contracted by the business groups at market prices.

DSM has adopted the Value Based Business Steering (VBBS) model for internally assessing and steering its financial performance. VBBS measures and steers financial performance in terms of value creation, based on a cash flow return on (historical) investment minus the weighted average cost of capital (WACC).

RISK MANAGEMENT

Design and effectiveness
The DSM Managing Board is responsible for ensuring that all company units have appropriate risk management systems in place. That is why the design and effectiveness of the company's internal risk management and control system(s) are always high on the Board's agenda. The Board considers effective risk management to be an important building block in the company's internal governance process.

Enterprise risk management starts with a clear set of company values. These DSM Values revolve around three core values: respect for people, good corporate citizenship and a focus on valuable partnerships. With its Triple P approach DSM simultaneously appeals to all major stakeholders. The Triple-P approach also anchors appropriate company conduct and performance to multi-dimensional criteria for business value creation. The company values include ethical standards for all DSM employees, for DSM business partners and towards good corporate citizenship.

With *Vision 2005: Focus and Value* DSM has outlined and defined a clear strategy and related objectives for the period 2001-2005. In addition, every business group has a strategy that has been approved by the Managing Board in the so-called Business Strategy Dialogue process. Within this context the quality of the company's risk and control system in terms of effectiveness and efficiency is a matter of continuous focus and alignment. Over the last few years the company has made its organization more aware of the criticality of adequate business controls and has further improved the integration of the control and risk systems within its business and service units. The Managing Board formalized this process further when it revised the Corporate Requirements in 2004.

The DSM Values (which give direction on a more abstract level) combined with the Corporate Requirements form the main body of regulations with which all DSM units have to comply. Within DSM's governance framework, the Corporate Requirements form the basis for systematic risk management and appropriate controls.

The Corporate Requirements first of all translate into a Unit Risk Management Requirement; this specifies the risk management environment and risk management processes that need to be in place in each unit. The Corporate Requirements encompass both the company's key functional processes (such as Manufacturing, Finance & Economics) and business processes (such as Order-to-Cash). The table below provides a more comprehensive overview of the functional and business processes covered by the Corporate Requirements with respect to risk management and control systems.

Corporate requirements

UNIT RISK MANAGEMENT REQUIREMENT

Requirements for functional processes:

- Strategy
- Legal
- Finance & Economics
- Safety, Health & Environment (SHE)
- Human Resource Management (HRM)
- External Communication
- Security
- Information & Communication Technology (ICT)
- Research, Technology and Development (RT&D)
- Manufacturing
- Corporate Secretariat

Requirements for business processes:

- Purchase-to-Pay
- Order-to-Cash
- Demand Supply Chain Management
- Project Management

The Corporate Requirements apply to all DSM companies and in most cases are addressed to these companies' managements. Specific requirements also have an impact on contractors. If a unit – or a third party – fails to materially comply with the requirements for certain activities, DSM will review whether those activities can be continued, and if so, on what conditions.

In essence the Corporate Requirements require unit managers to have a clear policy in place for every process. Standard roles or combinations of standard roles must be assigned to individual employees in conformity with the segregation-of-duties principle and these roles must be verifiably documented. The use of (key) performance indicators is essential for monitoring the processes.

All DSM units are working out in detail how to implement the revised Corporate Requirements and how to ensure compliance with these Requirements. DSM is currently undertaking a major project to facilitate the process of detailed implementation of the requirements within the units where appropriate and necessary. This project started in 2004 and will run for the coming 2-3 years with a focus in 2005 on the internal control framework regarding goods and money flows in the company.

Business and functional processes and IT

DSM's approach to business processes is "standardize, unless...". Through process standardization the company assures efficiencies, facilitates communication and learning and reduces risks. The company's standard ERP/IT system is SAP. DSM is working to harmonize and standardize the DSM-wide use of this system, including the standard detailed design of all major business processes relevant for operating within a so-called principal – toller– agent enterprise model. Appropriate segregation of duties is one of the leading principles in the process design and its control design. The standard has been certified by Ernst & Young accountants.

The robustness of DSM's ICT infrastructure is a vital qualifier for the company's success. Standard hardware and application software is in use within DSM worldwide. Through security controls such as authorization and access controls, back-up systems and disaster recovery plans, the company aims to reasonably assure ongoing data and infrastructure availability and integrity. DSM's ICT suppliers are required to provide reasonable assurance of compliance with DSM requirements.

Examples of functional and business processes and their requirements (summaries)

To provide insight into the depth and reach of some of the Corporate Requirements, an excerpt is given in the tables below.

Manufacturing	Management ensures effective internal control of the financial risks concerning the goods flow process within manufacturing by having in place adequate mass balancing and adequate inventory management for raw materials (insofar as inventory management is within the area of responsibility of manufacturing). Management ensures effective internal control of the financial risks concerning maintenance, turnarounds and assets within manufacturing. In addition, there are specific requirements for personnel qualifications and training, quality control, supply base management and key performance indicators, among other things.
Finance & Economics	*Accounting and Reporting* Management has an accounting & reporting system in place according to rules set up by Corporate Finance & Economics (CFE), which satisfies the information needs of DSM and local legislation. Management informs CFE about potential exceptional items with profit consequences. Management supplies the information required by CFE for financial consolidation and management reporting, and confirms adherence to the requirements of quarterly accounting and reporting, by means of a written statement. *Treasury* Management plans funding together with Corporate Treasury (CT), and informs CT about funding or liquidity needs. Management follows the rules for capital payments and profit distribution. It does not enter into specified financial transactions without approval from CT. Management ensures that DSM companies participate in DSM cash pools. It ensures all payments follow the Purchase-to-Pay process and it uses standard DSM payment services. Management transfers excess cash to CT and it only changes bank accounts or bank relations after approval from CT. Management hedges open currency positions. Management does not take un-hedged currency positions, execute other currency transactions or execute financial derivative transactions without prior approval from CT. In addition, specific requirements are in place for Fiscal Affairs, Insurances, Capital Expenditure incl. Acquisitions and Divestments and Investor Relations, among others.

Safety, Health & Environment (SHE)

SHE leadership

Management works to the principle of "Do it in a SHE-responsible way or not at all". Management has a SHE policy in place and creates a SHE management system that is reviewed regularly. It ensures that the organization is capable of effectively managing SHE. In acquisitions, SHE aspects are addressed in a due diligence.

Human resource management

Management ensures that employees have access to SHE information and participate in SHE activities. Tasks, powers and responsibilities and the required education and training with respect to SHE are defined for all jobs.

Operational controls

Information on the process technology and equipment used, the substances used or produced and a specbook describing hazard related design standards are kept up to date and are made easily accessible to employees for whom this information is relevant. Management implements written operating procedures and instructions that lead to safe operations and that minimize the risk of harm to human health or the environment. They also assure that the products that are manufactured can be used and handled in a SHE responsible manner. Operating procedures and instructions are formally reviewed for accuracy and effectiveness at least once every three years. Work permits are required for all work, other than normal operations, involving SHE hazards. Specific environmental requirements are set for soil and groundwater protection, control and phasing out of the use of ozone depleting substances and for the use of persistent, bioaccumulating, toxic (PBT) substances. Deep-well injection and (with certain exceptions) the land filling of hazardous waste is prohibited.

In addition, specific requirements are in place for aspects such as how to act in emergencies, personnel training, suppliers, collecting feedback on the use of DSM products and systematic measurement of SHE performance on the basis of key indicators.

Purchase-to-Pay

Management pursues a Purchase-to-Pay policy that is reviewed regularly and employs an annually updated business purchase plan. Management ensures that standard roles in the Purchase-to-Pay process are clearly described, explained and assigned to individual employees and executed/applied in conformity with segregation-of-duties principles. The management of each DSM unit appoints and documents authorized signatories representing said company vis-à-vis third parties in the Purchase-to-Pay process. Management has documented procedures in place for vendor master data, purchase contracting and order processing, receipt handling of both goods and services, in voice processing and verification and accounts payable processing. These procedures are in agreement with specified rules and management ensures they are applied.

In addition, specific requirements are in place for aspects such as supplier payment, inventory price adjustment and the drawing up of inventory lists

Order-to-Cash

Management pursues an Order-to-Cash policy that is reviewed regularly and employs an annually updated sales plan. Management ensures that standard roles in the Order-to-Cash process are clearly described, explained and assigned to individual employees and executed/applied in conformity with segregation-of-duties principles. Management of each DSM unit appoints and documents authorized signatories representing said company vis-à-vis third parties in the Order-to-Cash process. Management has documented procedures in place for sales prices, conditions and rebates; agency contracts and commissions; customer master data; sales contracting and order processing; delivery of both goods and services; invoice processing; complaint handling and accounts receivable processing. These procedures are in agreement with specified rules and management ensures they are applied.

In addition, specific requirements are in place for aspects such as the physical delivery of goods ordered, credit notes and accounts receivable management

DSM internal governance framework

The schematic overview below describes the DSM governance framework and the position of the DSM Values and the Corporate Requirements in it. The framework shows that DSM's internal governance system is essentially in accordance with the recommendations of the Committee of Sponsoring Organizations of the Treadway Commission (COSO), which are aimed at providing a reasonable level of assurance that the operational risks are controlled and managed. Furthermore, the framework links the COSO elements to operations and decision-making.


DSM Values
DSM Corporate Requirements
Strategy
BG Requirements
BG Organization
BG Policies
Risk & Control Assesments (PRA)
HRM
RT&D, Business Development
OESH, Security & Regulatory
Project management
PtP
Manufacturing
PtO
OtC
Demand Supply Chain Management
BIM & ICT Security
Asset Management
Legal Affairs
Finance & Control
Monitoring and continuous improvement

Schematic overview of internal governance framework

Risk management process and system at corporate level

Risk management at corporate level starts with the Corporate Strategy Dialogue (CSD). The previous CSD in 2000 was conducted with the aim of establishing a clear view as to the direction of DSM as a whole and the major strategic decisions to be taken. The resulting strategy, *Vision 2005: Focus & Value*, describes DSM's strategic ambitions and the major steps to be taken in the period 2001-2005. In the course of 2005 the Managing Board will undertake a new CSD in which both portfolio risks and strategic risks and opportunities will be assessed and related strategies will be defined.

The Managing Board regularly discusses material risk and control issues with the Supervisory Board and/or its Audit Committee. In 2004 the Managing Board discussed the project regarding the implementation of the Corporate Requirements and the Corporate Operational Audit program for 2005-2006 and the results of previous audits. DSM has adopted a fully integrated approach to auditing.

DSM's Corporate Operational Audit (COA) department is responsible for the operational audit function. COA provides independent information to management about the degree to which significant risks are being identified and managed effectively and efficiently. Key audit activities are:

- Evaluating the quality of existing and proposed internal risk assessment, risk management and related control systems;
- Testing the operation of those systems and the reliability, integrity and timeliness of information and transactions generated;
- Testing compliance against policies, requirements, plans, procedures, laws and regulations governing DSM's operations.

All DSM units are audited once every three years on average.

These activities result in an overview of the state of affairs regarding risk management, control and governance within the company.

COA reports to the chairman of the Managing Board, informs the Audit Committee of the Supervisory Board and works closely with the Corporate Control department for all internal control structures and systems. Ernst & Young, the company's external auditor, reviews the annual financial statements. The external auditor reports to the Managing Board and, independently of this, also to the Supervisory Board and the Audit Committee operating under the Supervisory Board. Both the external auditor and the director of COA are usually in attendance at the meetings between the Audit Committee and the Managing Board.

The aim of this approach is to continuously improve the quality of all DSM activities and achieve reasonable assurance, on a continuous basis, that DSM systematically identifies and controls its enterprise risks.

Risk management process and system at business group and unit level
Every DSM business group is required to hold a Business Strategy Dialogue (BSD) every three years on average, to determine the strategic and operational direction for its business units. DSM currently comprises fourteen business groups, which report directly to the Managing Board. After the business strategy is developed the business group director presents the outcome for approval to the Board. According to a Corporate Requirement, every business group and business unit is required to operate under a valid BSD.

The BSD is the starting-point of all planning and control processes within DSM. Performance targets for the business groups are captured in a Strategic Value Contract (SVC). The SVC is a summary of the main conclusions of a BSD, translated into measurable targets for the next three years. Each year, there is a validity check called the ASR (Annual Strategic Review). The ASR comprises:
- a progress report on the implementation of the BSD;
- a BSD update, if necessary;
- financials for the next six years, the first of which is budget.

The ASRs from the business groups are submitted to and reviewed by the Managing Board in December. The corporate ASR is discussed with the Supervisory Board.

Since 2001 DSM has used Value Based Business Steering (VBBS) to steer and manage financial performance. VBBS focuses the organization on the cash flow. The central performance metric within VBBS is CFROI (cash flow return on investment).

Besides the business and financial plan the business group directors have to prepare a SHE plan (Safety, Health and Environment), an HR plan and an Internal Control plan.

All DSM business groups have to have an appropriate risk management system in place that will systematically identify and assess their business units' key risks and determine the key controls that are required to mitigate those risks. These systems have to be designed in such a way that their appropriate application provides management with reasonable assurance that:
- it understands the extent to which the unit's strategic objectives are being achieved;
- it understands the extent to which the unit's operational objectives are being achieved;
- the unit's assets are being safeguarded;
- the unit's reporting is reliable;
- applicable laws and regulations are being complied with.

The above system requirements are COSO-based. Unit management has to regularly carry out a Business Risk Assessment (BRA) and a Process Risk Assessment (PRA). The BRA and PRA can be regarded as the heart of the DSM risk management and control system. Internal control coordinators within the business units are the focal points for coordinating the consistency and validity of the controls in place.

In every business group a group audit committee oversees the adequacy and effectiveness of the risk management and control system. This committee also draws up a risk management plan and monitors its implementation. It meets regularly to address any threat or weakness in the business control infrastructure that is identified by control self-assessment (CSA) and reported by the internal and/or external auditor, and to take any corrective measure deemed necessary.

To enforce accountability, at the end of each fiscal year all business group and corporate directors are required to sign a Letter of Representation (LoR) stating whether the manager perceives his unit to be "in control". This means that the manager declares he has duly informed himself that his unit (1) is compliant with applicable law, regulations and DSM values and requirements and (2) that he has put in place an appropriate system of risk management and control and (3) that all areas for potential control improvements are explicitly reported, including remediation actions and their timing.

Risks
The following section on risks and risk management and control activities may include forward-looking statements and may therefore involve uncertainty (the actual results may differ from those projected). There may be current risks that the company has not yet fully assessed and which are currently qualified as "minor" but that could have a material impact on the company's performance at a later stage. The company's risk management system has been designed to signal and respond to these developments on time, but 100% assurance can never be achieved, of course.

Generic risks
Being a global company, DSM is subject to the usual business risks associated with macroeconomic trends, the emergence of new competition, exchange rate fluctuations, raw material price changes, fluctuations in supply and demand, and the speed with which new technologies and products are introduced and accepted.

DSM operates in many different business segments with risk profiles reflecting the different business environments, the diverse nature of the businesses and the distinctive competitive positions those businesses target for. DSM's *Vision 2005* strategy has reduced the cyclical element, but a substantial portion of its activities – typically the Industrial Chemicals cluster but also some businesses in the other clusters, together representing approximately 40% of total revenue – may experience material fluctuation in sales and results due to changes in general market conditions, supply-driven overcapacity, economic conditions, currency exchange rate fluctuations or other factors.

The entry of foreign low cost competitors (typically Chinese and Indian) into DSM's core markets may challenge the company's position.

DSM has subsidiaries in more than 35 countries. These subsidiaries can be exposed to changes in government regulations and potentially unfavourable political developments that may hamper the exploitation of certain opportunities or may impair the value of the local business.

Currency risks

All DSM sales that are priced in currencies other than the euro are subject to economic transaction and/or translation risks that may strongly impact the financial results, as the company's reporting unit is the euro.

DSM's aim is to mitigate its currency exposure by developing sales in certain regions, through product mix improvements, by spreading manufacturing activities and by increased dollar-based purchasing. However, these 'natural hedges' never work perfectly. The volatility of the US dollar in relation to the euro and the Swiss Franc can have a significant impact on the company's results. Although the production base still has its centre of gravity in Europe, a large portion of DSM's product sales is in US dollars or is based on US dollar priced world markets. Consequently, from a currency perspective there is a mismatch between revenue and costs. In the 2004 business mix a 1% change in the euro-dollar rate has a € 5-8 million impact on gross margin level (=sales minus variable costs), whereas a 1% change in the Swiss franc-US dollar rate has an annual effect of 3 to 5 million Swiss francs. Fluctuations in the relative values of other currencies (such as the Yen or the pound sterling) have a limited impact on DSM's results.

Specific risks

Strategic risk

Increased market volatility may undermine the effectiveness of the strategy pursued by DSM management, with the result that the company may be unable to adapt in time. The company may not identify relevant acquisitions or alliances, or may not do so in time, or it may not be successful in bid processes or with the integration of acquired businesses needed to safeguard its path of growth. DSM uses joint ventures and other strategic alliances whenever it is beneficial to do so (for example to combine strengths and to share investments and inherent risks). Although joint ventures and strategic alliances are always intended to add value, situations may arise that result in a conflict of interests that could potentially damage the business.

Corporate reputation risk

Any failure by any of its business units to meet production safety, social, environmental and/or ethical standards could harm DSM's corporate reputation and thereby impact its business and results. DSM values such as good corporate citizenship, open communication and transparency should reasonably assure appropriate employee conduct. Moreover, the company mitigates its reputation risk by making substantial efforts to reduce the probability that any of its units fails to comply with internal requirements and/or external laws and regulations (see the general section on risk management).

In 2004 DSM was ranked No. 1 worldwide in the chemical sector of the Dow Jones Sustainability Index, reflecting among other things the enormous efforts the company is continuously taking in the area of production processes and their potential impact on the environment and on the safety and well-being of its employees.

Customer risk

The company makes considerable efforts towards satisfying its customers. Compliance with customer agreements and commitments is measured regularly. Appropriate process and product quality checks and balances are in place to mitigate the risk of non-compliance with customer requirements and with DSM sales conditions.

No DSM customer represents more than 3% of DSM's total sales.

Research and Development risk

Ongoing successful innovation is critical to DSM's success. Without effective and efficient R&D the company's rate of innovation could decline and that would expose the company's growth and/or current market position. Within the new DSM the success of its R&D has become even more important to foster future organic growth. There is a risk that goals will not be achieved and that the company will have to abandon a project on which it has already spent substantial sums of money. The company may reach a point where its overall sales volume does not justify the company's R&D expenditure.

A certain portion of the company's financial results is based on legally protected intellectual property. When these protection mechanisms expire and the company is unable to follow up these situations appropriately, e.g. through new valuable patents, there is a risk that the financial results might deteriorate.

Production process risk

DSM tries to mitigate production process risks by spreading production where possible, but concentration is necessary in order to achieve economies of scale. The design of any new facilities and/or production processes is required to include state-of-the-art safety and security facilities. Plants are regularly and systematically inspected against predefined risk and engineering standards. Nevertheless, certain risks and the degree to which SHE elements are managed may not be sufficiently well known.

Human resource risk

DSM's ability to retain highly specialized and committed technical staff as well as talented staff working in sales, R&D, manufacturing, finance, general management and human resources is critical to the future success of the company. With the company's new strategic direction and its recent major acquisitions, huge and ongoing efforts must be directed to managing the required processes and integrating the newly acquired companies. The company may have to adjust the timing of its growth path, due to constraints or opportunities in this field. The company uses, for instance, confidentiality agreements where necessary to protect its intellectual property.

Legal risk

DSM's current strategic position and direction has considerably changed the product portfolio. The life science business is rather different from the other businesses from a product-liability point of view. Some pharma product liabilities cannot be insured, or only at unreasonably high costs. This typically holds for the pharma business in the USA. On the basis of highly demanding process and product quality requirements the company tries to mitigate such product liability risks as much as is reasonably possible.

The company is putting in a great deal of effort on an ongoing basis to ensure that all its units comply with internal and external requirements (e.g. FDA compliance). The risk of non-compliance has been further reduced by the recent revision and tightening-up of the Corporate Requirements.

ICT risk
In order to control potential ICT risks DSM employs a policy of using the latest proven hardware and software solutions. Group-wide DSM works with integrated and standardized ICT infrastructures, backup, encoding and encryption systems, replicated databases, virus and access protection and a fully compatible global network and intranet. Regular local ICT security assessments should assure adequate local applications. External ICT service providers have been contracted in and are required to report regularly on the measures they are taking to reasonably assure that DSM's IT processes are not disrupted.

Although DSM has applied strict measures with regard to the security and reliability of its IT systems, incidents regarding back-up recovery, hot failover systems, virus attacks and international network connections may still occur and this can have a material impact on business operations.

Project risk
The company is currently undertaking some major projects whose success is important to the overall business results and exposure. In general these fall into three categories: pricing reinforcement projects, reorganization projects and ICT projects. The aim of the *Vital* project is to improve profitability within DSM Nutritional Products through material cost reductions and to improve the various market positions. *Copernicus* is a project running at the largest DSM production site in Geleen (the Netherlands) that aims to optimize production processes and to reduce any risk of non-compliance. *Apollo* is a project that assures uniform application of structured business processes designed in SAP-R3 throughout DSM worldwide. The *True Blue* project is intended to reduce the risk of internal and external non-compliance and to further strengthen controls.

DSM has extensive experience in project management. It seconds its best people to projects that are considered critical. Moreover, direct Managing Board involvement and monitoring are in place to mitigate the risk of project failure.

Financial risk
Additional financial risks include commodity risk, credit risk, tax risk, pension risk and country risk. The major credit rating agencies may change their assessments on DSM creditworthiness, thereby affecting the company's borrowing capacity and/or the conditions under which it can borrow money and causing fluctuations in the cost of finance. The company aims to keep its 'A' credit rating.

The low effective rate of corporation tax may come under pressure under the new harmonized European and Dutch tax legislation. In addition, the outcomes of ongoing disputes with tax authorities could impact the company's tax position with retroactive effect. The risk of fluctuating interest rates is addressed in the financial statements, see page 83 of this report.

Financial reporting and disclosure risk
All DSM units have to report their results periodically and comply with Corporate Requirements in the field of Finance & Economics. Compliance with the requirements of accounting and reporting is confirmed by means of a quarterly written statement signed by the management. Before the annual report is disclosed it is first discussed between the Supervisory Board's Audit Committee and the external auditor and then within the Supervisory Board. Quarterly financial reports are discussed with the Managing Board, the chairman of the Audit Committee and the external auditor. Financial quarterly reports are discussed with the Managing Board, the chairman of the Audit Committee and the external auditor. The company uses a release calendar for financial results.

Insurable risk
Global insurance policies are in place to reduce the risk of damage to property, business interruption loss and general liability. Uninsured losses in 2005 for any one incident will not exceed about € 30 million per occurrence with an annual aggregate maximum of € 50 million.

Financial policy
Given the dynamic nature of DSM's markets, it has always been important for the company to have a strong financial position. This gives DSM the financial resilience to continue pursuing its strategic goals even during economic downturns. DSM aims for a net debt which is less than 40% of group equity plus net debt and an operating profit before amortization and depreciation (EBITDA) which is at least 8.5 times the balance of financial income and expense. This underlines the company's aim of maintaining its 'A' long-term credit rating. DSM aims to achieve a cash flow return on investment (CFROI) which is higher than the weighted average cost of capital (WACC).

An important element of DSM's financial strategy is the allocation of cash flow. DSM primarily uses cash flow for investments aimed at strengthening its business positions and for the payment of dividend to its shareholders. The cash flow is further used for strengthening the Life Science Products and Performance Materials clusters by means of acquisitions. The company may also choose to buy back shares if there is sufficient cash flow available for this after the primary cash flow expenditures have been made.

DSM's dividend policy is outlined on page 16 of this report. In order to avoid dilution of earnings per share as a result of the exercise of management and employee options, DSM buys back shares insofar as this is desirable and feasible at a reasonable price.

An important acquisition criterion is that the business concerned should be compatible with DSM in terms of technological and/or market competencies. With effect from 2000, DSM's policy has been to capitalize goodwill paid in the case of acquisitions and to amortize it over a maximum period of 20 years. Under the IFRS this will be replaced by an annual impairment test on goodwill. Acquired companies are in principle required to contribute to DSM's profit from the very beginning and to meet the companys profitability requirements. In some cases this requirement may be relaxed somewhat.

DSM's policy in the various sub-disciplines of the Finance function is strongly oriented towards solidity, reliability and optimum protection of cash flows. The Finance function also plays an important advisory role in business steering.

The *accounting and control* function is responsible for the administrative processing of business processes, financial reporting and making assessments and providing advice regarding business processes geared to the company's financial targets. The main policy aim in this function is to obtain reliable financial information that meets statutory requirement and is adequate for business steering purposes.

The *treasury function*'s tasks include financing the group and its units, managing the cash held by the company and managing currency risks and interest risks. To ensure that its policy in these fields is properly implemented and produces the best possible results, DSM has a set of stringent internal regulations, procedures, organizational measures and market-related benchmarks in place. DSM's treasury policy is mainly geared to the minimization of the financial risks to which the group and its units are exposed and to optimize the balance of financial income and expense.

The *tax function* is responsible for optimizing the company's position with regard to taxes and import, export and excise duties. As part of this task, it handles the various tax returns and reviews acquisitions, disposals and liquidations of business components and/or joint ventures, as well as restructuring programmes and reorganizations. It also examines the tax consequences of crossborder activities between business components such as transfer pricing, crossborder activities that lead to some form of foreign establishment, and changes in the shareholdings in legal entities.

The main policy of the tax function is aimed at realizing an optimal position in the field of taxes and import, export and excise duties, and at maintaining such a position for the long term.

The *investor relations function*'s primary task is to maintain contacts with current and potential shareholders of DSM and with analysts who advise shareholders. The policy of this function is to provide quality information to investors and analysts about developments at DSM, ensuring that relevant information is equally and simultaneously accessible to all interested parties.

The *insurance function* has the task of achieving a proper balance between self-financing hazardous risks or having these risks transferred to external insurers, based on the relative costs involved. The underlying premise is the company's risk management philosophy, which is that group-wide risk awareness must ultimately lead to gaining a proper insight into the risks that a company such as DSM may be confronted with, and to controlling, preventing and limiting such risks. An insurance policy is therefore viewed as a last-resort element of this risk management process.

The choice as to whether or not to obtain external insurance coverage also depends on the scope of the risk exposure in relation to the financial parameters that are relevant for a listed corporation. Such parameters determine the amount of risk that the corporation can afford to bear itself.

INFORMATION ABOUT THE DSM SHARE

SHARES AND LISTINGS

The ordinary shares in Royal DSM N.V. have a nominal value of € 3.00 and are officially listed on the Amsterdam stock exchange (Euronext) and on the electronic exchange in Switzerland (SWX). The listings on German stock exchanges were revoked in 2004. Options on ordinary DSM shares are traded on the European Option Exchange in Amsterdam.

In the USA a sponsored unlisted American Depositary Receipts (ADR) programme has been run via Citibank NA (Cusip 23332H 202) since December 2001. Four ADRs represent one ordinary DSM share.

In 1996, 22.02 million cumulative preference shares A were issued. These are registered shares that are not listed on the stock exchange. They are held by four institutional investors in the Netherlands. The par value of these cumprefs A is € 3.00 and they have been assigned the same voting rights as ordinary shares. The dividend on cumprefs A amounts to 6.78% of the issue price of € 10.59 per share.

On the contractually agreed dividend reset date (28 November 2004) DSM repurchased all of the cumulative preference shares C issued in 1999 at the original issue price of € 3.03 per share.

The total number of ordinary DSM shares in issue increased by 210,150 in 2004. On 31 December it stood at 95,978,448.

DISTRIBUTION OF SHARES

Under the Dutch Major Holdings Disclosure Act, shareholdings of 5% or more in any Dutch company must be disclosed to that company. The following major holdings (5-10%) have been disclosed:
- Aegon N.V.
- ABN AMRO Holding N.V.
- Commercial Union Assurance PLC/Delta Lloyd
- ING Investment Management B.V.
- Rabo Finance C.V.

DEVELOPMENT OF THE NUMBER OF ORDINARY DSM SHARES

	placed	repurchased	in issue
balance at 31 December 2003	100,960,705	5,192,407	95,768,298
changes:			
– issue of shares to service option rights		-314,351	314,351
– repurchased		120,000	-120,000
– Gist-brocades convertible bonds	15,799		15,799
balance at 31 December 2004	100,976,504	4,998,056	95,978,448
average number of shares outstanding:	95,808,404		
DSM share prices, Euronext Amsterdam (in €):			
– highest price	47.70		
– lowest price	35.75		
– at 31 December	47.62		


DSM SHARE PRICE DEVELOPMENT 2003-2004 VERSUS AEX AND DJ EURO STOXX CHEMICALS INDEX
30
25
20
15
10
5
0
1/03 2/03 3/03 4/03 5/03 6/03 7/03 8/03 9/03 10/03 11/03 12/03 1/04 2/04 3/04 4/04 5/04 6/04 7/04 8/04 9/04 10/04 11/04 12/04
DSM
AEX
Dow Jones EURO STOXX Chemicals Index


GEOGRAPHICAL SPREAD OF DSM SHARES 2003-2004
100
80
60
40
20
0
40% Netherlands 39%
16% North America 12%
16% Belgium / Luxembourg 18%
18% United Kingdom 15%
2% Germany 4%
5% Switzerland 4%
3% Rest of the world 8%
03
04


TRADING VOLUMES 2003 (ON A MONTHLY BASIS)
x million
15
12
9
6
3
0
1/04
2/04
3/04
4/04



ACCOUNTING POLICIES

CONSOLIDATION
The consolidated financial statements include Royal DSM N.V. and the group companies in which DSM has control in matters of management and financial policy. The assets, liabilities and profits or losses of these companies are wholly consolidated. Minority interests in the group's equity and income are stated separately. In addition, the financial data of joint ventures (participations in which policy decisions are made jointly by DSM and third parties on the basis of a partnership agreement) that are important to DSM in terms of sales are included in the consolidated financial statements according to the method of proportionate consolidation.

The profits or losses of companies acquired in the course of the year are incorporated into the consolidated statement of income as from the takeover date. The profits or losses of companies that were sold in the year under review are included in the accounts up to the date of sale.

A list of affiliated companies, drawn up in conformity with Book 2 of the Dutch Civil Code, articles 379 and 414, has been filed at the Trade Registry in Heerlen (The Netherlands).

TRANSLATION OF FOREIGN CURRENCIES
Commercial transactions expressed in foreign currencies are stated in the accounts of the local companies at the relevant day rates.

In these accounts, balance-sheet items in foreign currencies are translated at spot rates as at the balance- sheet date. Exchange differences are taken to the statement of income. Forward exchange contracts are converted to market value. Exposures resulting from forward exchange contracts are included in the balance sheet as deferred income or deferred liabilities. Positions resulting from currency swaps are included in the balance sheet and netted out with the balance-sheet items concerned. Differences resulting from the valuation of currency swaps and forward exchange contracts are taken to Balance of financial income and expense or to Other operating costs, as are the exchange differences relating to the underlying balance-sheet items.

Assets and liabilities of foreign participations whose value is expressed in foreign currency are translated at the spot rates prevailing at balance sheet date, while the items of the statements of income of foreign participations are translated at the average exchange rates of the period under review. Exchange differences arising from the translation of the net investment in these companies are taken to Other reserves. The same applies to exchange differences arising from foreign currency loans and other financial instruments in so far as such instruments hedge the currency-exchange risk associated with foreign Group companies.

INTANGIBLE FIXED ASSETS
Intangible fixed assets are carried at cost less depreciation calculated on a straight-line basis or at realizable value, if this is lower.

Goodwill is capitalized and amortized over its estimated useful life, with a maximum of 20 years. The goodwill paid up to and including 1999 was charged directly to shareholders' equity.
Licences and patents are stated at cost less amortization calculated on a straight-line basis and amortized in 4 years.

TANGIBLE FIXED ASSETS
Tangible fixed assets are carried at cost less depreciation calculated on a straight-line basis or at realizable value, if this is lower. Office buildings are generally depreciated in 30 years, other buildings in 20 years, plant and machinery in 10 years.

Expenditure relating to planned turnarounds and inspections of sizeable magnitude is separated from the initial investment and depreciated over the period up to the first scheduled turnaround. The expenditure relating to this turnaround and subsequent turnarounds is then capitalized and depreciated in the same way.

In cases where the property development period is in excess of 12 months, interest expense during construction is capitalized.

FINANCIAL FIXED ASSETS
Consolidated participations are valued according to DSM group policies.

Non-consolidated companies over which DSM has a significant degree of control (generally 20% or more of the voting rights attached to the shares) are valued on the basis of DSM's share in these companies' equity, which is determined in accordance with DSM group policies. Other non-consolidated companies are accounted for at acquisition price or market value, whichever is the lower.

Long-term receivables are shown at face value, where necessary after deduction of a value adjustment.

Other long-term securities are valued at cost, or at recoverable value or market value if these are lower.

INVENTORIES
Raw materials and consumables are valued at cost, i.e. historical purchase prices plus additional costs or the net realizable value, whichever is lower.

Semi-finished and finished products are valued at manufacturing cost, less an allowance for obsolescence where necessary. Internal storage costs, selling expenses and interest charges are not taken into account in determining manufacturing cost. In cases where the market selling price at balance sheet date or during the time of sale of existing inventories is lower than manufacturing cost, valuation is based on the net realizable price. Products whose manufacturing cost cannot be calculated because of shared cost components are stated at net realizable price after deduction of a margin.

Unrealized intercompany results are eliminated in the valuation of inventories.

RECEIVABLES
Receivables are stated at face value less an allowance for doubtful debts. Also included is the portion of receivables forming part of the financial fixed assets that falls due within one year.

MARKETABLE SECURITIES
The item Marketable Securities included under current assets relates to investments available for sale. These are valued at the lower of purchase price and market price.

CASH
Items hereunder are stated at face value.

PROVISIONS
Provisions are shown at face value, but in cases where the effect of the time value of money is material, they are shown at their present value.

LIABILITIES
These are stated at face value. Amounts payable within one year on long-term liabilities are included under Current liabilities. Premiums or discounts on loans are accounted for under Deferred items. The equalization account has been included under Deferred items.

OPERATING INCOME
Operating income is recorded in the Statement of income on the date on which the goods or services concerned are delivered.

Investment grants are credited to the operating profit (under Other operating income) on a *pro rata* basis, in accordance with the useful life of the assets in question.

OPERATING COSTS
Operating costs are calculated on a historical cost basis. The cost of raw materials and consumables is generally determined on the basis of the FIFO method or the weighted average cost method if this approximates the FIFO result. Intra-group supplies are invoiced at market prices.

Research expenses are not capitalized. Development expenses are capitalized only if they meet the criteria for capitalization.

BALANCE OF FINANCIAL INCOME AND EXPENSE
Premiums or discounts on loans are carried as an adjustment to interest expenses, spread over the term of the loans concerned. Interest receipts and interest payments resulting from interest swaps are regarded as corrections on the interest expenses.

CORPORATE TAX
Besides the taxes currently payable or receivable for the year under review, this item also includes the deferred tax assets and liabilities. Deferred tax assets and liabilities are calculated at the tax rates effective at the end of the year under review, or at the rates effective in the years to come in so far as these have already been determined by law.

Deferred tax credits have been recognized to the extent that they are likely to be realized. Deferred tax liabilities relating to withholding taxes are included only if and to the extent that DSM intends to distribute the profits made by subsidiaries in the form of dividend in the near future.

PROFIT OF NON-CONSOLIDATED COMPANIES
The share in the profit of non-consolidated companies is determined in proportion to the respective holdings owned by the group in the year under review, after deduction of applicable taxes.

CONSOLIDATED STATEMENTS

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER*

ASSETS x € million	2004	2004	2003	2003
FIXED ASSETS				
intangible fixed assets [1]	369		405	
tangible fixed assets [2]	3,809		4,188	
financial fixed assets [3]	491		371	
		4,669		4,964
CURRENT ASSETS				
inventories [4]	1,347		1,474	
receivables [5]	1,669		1,746	
marketable securities	4		4	
cash [6]	1,247		1,212	
		4,267		4,436
total		8,936		9,400

GROUP EQUITY AND LIABILITIES x € million	2004	2004	2003	2003
GROUP EQUITY [7]				
shareholders' equity	4,812		4,918	
minority interests' share	22		43	
		4,834		4,961
provisions [8]		874		901
long-term liabilities [9]		1,045		1,505
current liabilities, interest-bearing [10]		543		382
current liabilities, non-interest-bearing [10]		1,640		1,651
total		8,936		9,400

* Before accounting for the final dividend on ordinary shares.

CONSOLIDATED STATEMENT OF INCOME

x € million	2004 ORDINARY ACTIVITIES EXCLUDING EXCEPTIONAL ITEMS	2004 EXCEPTIONAL ITEMS [18]	2004 TOTAL	2003 ORDINARY ACTIVITIES EXCLUDING EXCEPTIONAL ITEMS	2003 EXCEPTIONAL ITEMS [18]	2003 TOTAL
net sales [11]	7,752	-	7,752	6,050	-	6,050
other operating income [12]	108	19	127	131	-	131
total operating income	7,860	19	7,879	6,181	-	6,181
amortization and depreciation [13]	-524	-108	-632	-429	-87	-516
other operating costs [14]	-6,847	-60	-6,907	-5,458	-174	-5,632
total operating costs	-7,371	-168	-7,539	-5,887	-261	-6,148
operating profit [15]	489	-149	340	294	-261	33
balance of financial income and expense [16]	-51	-	-51	-31	-	-31
profit before taxation	438	-149	289	263	-261	2
tax [17]	-98	40	-58	-49	167	118
profit of non-consolidated companies	8	-	8	5	-	5
group profit after taxation	348	-109	239	219	-94	125
minority interests' share in profit	11	12	23	14	-	14
net profit	359	-97	262	233	-94	139
net profit	359		262	233		139
dividend on cumulative preference shares	-22		-22	-22		-22
net profit available to holders of ordinary shares	337		240	211		117
average number of ordinary shares outstanding (x 1,000)	95,808		95,808	94,715		94,715
net profit per ordinary share in €	3.52		2.51	2.23		1.24
net profit per ordinary share in €, after dilution	3.51		2.50	2.22		1.23

In previous annual reports DSM presented a separate line "extraordinary result" in the income statement. This is no longer allowed under rule No. 270 of the Dutch Guidelines for Annual Reporting (and IAS 1). To comply with the rule according to which exceptional items of income and expense must be disclosed separately if they are material, an additional column has been introduced in the income statement.

The following items of income and expense will be disclosed separately as exceptional items if the individual amounts are, in general, higher than € 10 million:

- write-downs of inventories to net realizable value or of tangible fixed assets to recoverable amount, as well as reversals of such write-downs;
- restructurings of the activities of an entity and reversals of any provisions for the cost of restructurings;
- disposals of tangible fixed assets;
- disposals of investments
- discontinued operations
- litigation settlements
- other reversals of provisions

The column 'ordinary activities excluding exceptional items' reflects the underlying business trend.

STATEMENT OF CASH FLOWS [20]

x € million	2004		2003	
OPERATING ACTIVITIES				
net profit	262		139	
adjustments to reconcile net profit with net cash provided by operating activities:				
– amortization and depreciation	524		429	
– other changes in book value	112		87	
– revenue from divestments	-18		-6	
– profit or loss of non-consolidated companies	-8		-5	
– dividends received from non-consolidated companies	7		6	
– change in working capital	95		111	
– change in provisions	-80		-173	
– other changes	17		3	
net cash provided by operating activities		911		591
INVESTING ACTIVITIES				
investments in:				
– intangible fixed assets	-12		-26	
– tangible fixed assets	-322		-407	
takeover price of consolidated companies acquired	0		-1,469	
proceeds from sale of tangible fixed assets	28		9	
takeover price of consolidated companies sold	-		3	
financial fixed assets:				
– acquisitions	-		-	
– capital payments	-12		-13	
– proceeds from sale of participations	-		5	
– change in loans granted	10		9	
net cash used in investing activities		-308		-1.889
FINANCING ACTIVITIES				
loans taken up	47		323	
redemption of loans taken up	-188		-107	
changes in debts to credit institutions	-100		-476	
dividend paid	-194		-187	
purchase of own shares	-119		-112	
share issue to service option rights	11		3	
changes in minority interests	-18		-10	
other changes	-		-5	
net cash used in financing activities		-561		-571
		42		-1,869
effects of changes in consolidation		-		121
exchange differences relating to cash held		-7		-10
change in cash		35		-1,758
cash at beginning of year		1,216		2,974
cash at year-end		1,251		1,216

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

GENERAL

Unless stated otherwise, all amounts are in € million.

In conformity with Book 2 of the Dutch Civil Code, article 402, a condensed statement of income is included in the Royal DSM N.V. accounts.

DSM Nutritional Products was consolidated for only one quarter in 2003, and for the whole year in 2004. This has an effect on the comparative figures in a large number of places in this report.

CURRENCY EXCHANGE RATES

The currency exchange rates that were used in drawing up the consolidated statements are listed below for the most important currencies.

1 euro =	EXCHANGE RATE AT BALANCE SHEET		AVERAGE EXCHANGE RATE	
	2004	2003	2004	2003
US dollar	1.36	1.25	1.24	1.13
Swiss franc	1.54	1.56	1.54	1.52
pound sterling	0.71	0.70	0.68	0.69
100 Japanese yen	1.41	1.34	1.34	1.31

(1) INTANGIBLE FIXED ASSETS

	TOTAL	GOODWILL	LICENCES AND PATENTS
BALANCE AT 31 DECEMBER 2003			
cost	487	431	56
amortization	82	64	18
book value	405	367	38
CHANGES IN BOOK VALUE:			
– capital expenditure	12	-	12
– amortization	-33	-23	-10
– exchange differences	-29	-26	-3
– reclassifications	14	-4	18
	-36	-53	17
BALANCE AT 31 DECEMBER 2004			
cost	481	393	88
amortization	112	79	33
book value	369	314	55

The book value of goodwill as at 31 December 2004 includes an amount of € 300 million relating to the acquisition of Catalytica.

(2) TANGIBLE FIXED ASSETS

	TOTAL	LAND AND BUILDINGS	PLANT AND MACHINERY	OTHER FIXED ASSETS	IN COURSE OF REALIZATION OR PREPAID	NOT USED FOR OPERATIONAL PURPOSES
BALANCE AT 31 DECEMBER 2003						
cost	8,821	1,625	6,123	437	622	14
depreciation	4,633	592	3,713	319	6	3
book value	4,188	1,033	2,410	118	616	11
CHANGES IN BOOK VALUE::						
– capital expenditure	322	19	86	19	198	-
– put into operation	-	35	381	27	-443	-
– depreciation	-477	-55	-382	-40	-	-
– impairments	-147	-17	-89	-	-41	-
– disposals	-10	-3	-5	-1	-	-1
– exchange differences	-56	-13	-35	-1	-7	-
– reclassifications	-14	-7	-1	-2	-3	-1
– other	3	5	-8	2	1	3
	-379	-36	-53	4	-295	1
BALANCE AT 31 DECEMBER 2004						
cost	8,833	1,631	6,395	456	336	15
depreciation	5,024	634	4,038	334	15	3
book value	3,809	997	2,357	122	321	12

Tangible fixed assets includes assets acquired under finance lease agreements with a book value of € 49 million (31 December 2003: € 33 million). The related commitments are included under Other liabilities.

A geographic breakdown of capital expenditure on tangible fixed assets and their book value is given below:

	capital expenditure		book value at 31 December	
	2004	2003	2004	2003
the Netherlands	135	173	1,401	1,555
other EU countries	58	69	1,089	1,095
rest of Europe	16	17	458	598
	209	259	2,948	3,248
North America	73	117	477	508
rest of the world	40	31	384	432
total	322	407	3,809	4,188

(3) FINANCIAL FIXED ASSETS

	TOTAL	NON-CONSOLIDATED COMPANIES		OTHER SECURITIES	DEFERRED TAX ASSETS	OTHER RECEIVABLES
		SHARE IN EQUITY	LOANS			
BALANCE AT 31 DECEMBER 2003	371	93	14	16	234	14
CHANGES:						
share in profit	8	8	-	-	-	-
dividends	-7	-7	-	-	-	-
capital payments	12	11	-	1	-	-
advances	1	-	-	-	-	1
redemptions	-11	-	-6	-	-	-5
other value changes	-2	-2	-	-	-	-
exchange differences	-2	-3	-	-	-	1
transfer to short-term receivables	-1	-	-	-	-	-1
other	122	-4	-	-1	126	1
BALANCE AT 31 DECEMBER 2004	491	96	8	16	360	11

The changes under the heading 'other' include the tax effect on exceptional items, tax losses in the current financial year and reclassifications. In determining deferred tax losses, the future tax rates in the Netherlands and Austria have been taken into account.

(4) INVENTORIES

	2004	2003
raw materials and consumables	530	532
finished and semi-finished products	817	942
total	1,347	1,474

(5) RECEIVABLES

	2004	2003
trade accounts receivable	1,225	1,264
receivable from non-consolidated companies	25	37
corporation tax receivable	157	143
other taxes and social security contributions	89	72
other receivables	71	138
deferred items	102	92
total	1,669	1,746

All receivables are due within one year.

(6) CASH

	2004	2003
deposits	1,039	982
cash, bank, giro	208	230
total	1,247	1,212

Of the total of cash, bank, giro an amount of € 20 million was restricted.

(7) GROUP EQUITY

	shareholders' equity	minority interests	group equity
BALANCE AT 31 DECEMBER 2003	4,918	43	4,961
CHANGES:			
transactions with shareholders:			
dividend on ordinary shares	-168	-	-168
dividend on cumprefs	-22	-	-22
share buybacks	-5	-	-5
cumprefs C buyback	-114	-	-114
exercise of options	11	-	11
total transactions with shareholders	-298	-	-298
profit:			
net profit for 2004	262	-23	239
exchange differences	-65	-4	-69
tax on exchange differences	-5	-	-5
total profit	192	-27	165
other changes	0	6	6
BALANCE AT 31 DECEMBER 2004	4,812	22	4,834

It is proposed to distribute an amount of € 112 million as final dividend on ordinary shares.

SHARE CAPITAL

On 31 December 2004 the authorized share capital amounted to € 1,125 million, distributed over 153,480,000 ordinary shares, 22,020,000 cumulative preference shares A and 187,500,000 cumulative preference shares B with a par value of € 3.00 each, and 1,200,000,000 cumulative preference shares C with a par value of € 0.03 each.

The changes in the number of shares in 2004 are shown in the table below.

	SHARES IN ISSUE			REPURCHASED SHARES	
	ordinary	cumprefs A	cumprefs C	ordinary	cumprefs C
SITUATION AS AT 31 DECEMBER 2003	100,960,705	22,020,000	37,500,000	5,192,407	-
share issue in connection with exercise of options	-	-	-	-314,351	-
share issue in connection with conversion of Gist-brocades convertible bonds and registered shares	15,799	-	-	-	-
share buybacks	-	-	-	120,000	37,500,000
SITUATION AS AT 31 DECEMBER 2004	100,976,504	22,020,000	37,500,000	4,998,056	37,500,000
number of repurchased shares as at 31 December 2004	4,998,056	-	37,500,000		
number of shares outstanding as at 31 Dec. 2004	95,978,448	22,020,000	-		

The average number of ordinary shares outstanding in 2004 was 95,808,404.

SHARE PREMIUM

Of the total Share premium of € 548 million, an amount of € 139 million can be regarded as wholly free of tax.

REPURCHASED SHARES

On 31 December 2003 Royal DSM N.V. possessed 5,192,407 repurchased ordinary shares (nominal value € 16 million, 4.2% of the share capital). In 2004, DSM used 314,351 ordinary shares for servicing option rights. The company repurchased 120,000 ordinary shares.

On 31 December 2004 DSM possessed 4,998,056 repurchased ordinary shares (nominal value € 15 million, 4.1% of the share capital). The average acquisition price of the repurchased shares was € 34.83. The total amount involved in the repurchase of ordinary shares, € 174 million (2003: € 179 million), was deducted from the item Other reserves in the balance sheet. The repurchased shares will be used for servicing management and personnel share option rights.

On 28 November 2004 Royal DSM N.V. repurchased all outstanding cumulative preference shares C.

SHARE OPTION RIGHTS

The information about share option rights given on page 54 of the Report by the Managing Board is deemed to be an integral part of the financial statements.

(8) PROVISIONS

Provisions decreased by € 27 million. This is the net effect of the changes listed in the table below.

The provisions that can be regarded as long term amounted to a total of € 616 million.

The changes under the heading 'other' include amounts relating to transfers to and from other balance-sheet items.

The *Provision for pensions and other personnel costs* concerns the pension commitments and early retirement schemes which the company has kept under its own control. In many countries, DSM offers its employees pension schemes. These schemes are geared to national legislation, local terms-of-employment practice and the economic situation of the country concerned. This implies that the nature of the schemes varies from one country to another. Most of these pension commitments have been placed with independent pension funds and life insurance companies and have been paid up. The financial position of these pension funds and life insurance policies is not reflected in the balance sheet. In some countries, DSM companies offer their retired employees additional allowances (mainly for medical expenses) besides pensions.

The Provision for deferred taxes relates to future tax liabilities resulting from temporary positive differences between equity calculated on an economic basis and equity determined for tax purposes.

The addition to the Provision for reorganization costs and severance payments mainly relates to the Life Science Products cluster (€ 44 million) and DSM Nutritional Products (€ 30 million). The withdrawal from this provision concerns expenditure related to restructuring operations at DSM Anti-Infectives, DSM Pharmaceutical Products, DSM Nutritional Products, DSM Elastomers and DSM Industrial Services. Within the reorganization provision an amount of € 25 million has been reclassified to the appropriate legal entity and purpose. This amount has been included under releases as well as under additions.

The Provision for environmental costs relates to soil cleanup obligations, among other things.

Several items have been combined under Other provisions, for example obligations ensuing from drilling platform decommissioning and site restoration, expenses relating to claims and a provision for an onerous contract.

	balance at 31 Dec. *2003*	additions charged against *the profit*	withdrawals for intended *purposes*	exchange differences	releases	other	balance at 31 Dec. *2004*
pensions and other personnel costs	264	15	-20	-1	-	-3	**255**
deferred taxes	61	29	-	-2	-	57	**145**
reorganization costs and severance payments	370	105	-131	-5	-54	21	**306**
environmental costs	107	5	-19	-1	-3	1	**90**
other provisions	99	23	-29	-	-1	-14	**78**
total	901	177	-199	-9	-58	62	**874**

(9) LONG-TERM LIABILITIES

	2004	2003
debenture loans	570	992
private loans	448	479
other liabilities	27	34
total	1,045	1,505

DEBENTURE LOANS

	2004	2003
6.25% NLG loan 1996-2006	136	136
4.75% EUR loan 1998-2005	-	383
6.75% USD loan 1999-2009	184	200
6.38% EUR loan 2000-2007	250	273
total	570	992

The effects of interest-rate risk management are described on page 83. The EUR loan contracted in 2000 was immediately swapped into US dollars at the time to hedge the dollar net investment risk.

PRIVATE LOANS

	2004	2003
9.22% NLG loan 1990-2005	-	11
12.9% ZAR loan 2002-2006	16	15
5.76% CNY loan 2002-2009	87	100
4.34% NLG loan 1998-2008	11	14
5.51% USD loan 2003-2013	110	120
5.61% USD loan 2003-2015	137	136
other loans	87	83
total	448	479

The USD loan for 2003-2015 taken up in 2003 was immediately swapped into Swiss francs to hedge the net investment risk.

In agreements governing loans with a residual amount at year-end 2004 of € 1,227 million, of which € 400 million of a short-term nature (31 December 2003: € 1,418 million, of which € 148 million short term), clauses have been included which restrict the provision of securities. For private loans, no mortgage collateral was furnished (31 December 2003: zero).

At 31 December 2004, long-term liabilities to a total of € 337 million had a remaining term of more than 5 years. This amount relates entirely to private loans.

The schedule of repayment of long-term liabilities is as follows:

2006	190
2007	275
2008 en 2009	243
2010 t/m 2014	146
after 2014	191
total	1,045

The repayments scheduled for 2005, totalling € 444 million, are included under Current liabilities.

A breakdown of long-term liabilities by currency, taking into account currency swaps, is given below:

	2004	2003
EUR	197	608
USD	543	591
CHF	137	136
CNY	87	122
CAD	52	31
ZAR	16	15
other	13	2
total	1,045	1,505

On balance, Long-term liabilities decreased by € 460 million owing to the following changes:

BALANCE AT 31 DECEMBER 2003	1,505
CHANGES:	
– loans taken up	47
– transfer to current liabilities	-433
– extra redemptions	-22
– exchange differences	-55
– other changes	3
BALANCE AT 31 DECEMBER 2004	1,045

The average effective interest rate on total long-term interest-bearing liabilities (including the part transferred to current liabilities at 31 December 2004 and including the interest rate and exchange rate instruments associated with the loans) amounted to 4.2% in 2004 (2003: 4.9%).

(10) CURRENT LIABILITIES

	2004	2003
current liabilities, interest-bearing:		
debenture loans and private loans	428	162
credit institutions	99	208
other liabilities	16	12
total	543	382
current liabilities, non-interest-bearing:		
received in advance on orders	3	19
suppliers and trade credits	816	651
notes and cheques due	6	5
owing to non-consolidated companies	38	39
taxes and social security contributions	91	131
pensions	8	8
other liabilities	208	285
deferred expenditure relating to DSM Nutritional Products	-	49
deferred items	470	464
total	1,640	1,651

COMMITMENTS

	2004	2003
rents and operational lease	23	44
guarantee obligations on behalf of non-consolidated companies and third parties	86	94
outstanding orders for projects under construction	5	3
other	6	-
total	120	141

Most of the outstanding orders for projects under construction will be completed in 2005.

The commitments as regards rents and operational lease are spread as follows:

2005	8
2006	5
2007	4
2008 and 2009	3
after 2009	3
total	23

RIGHTS AND COMMITMENTS NOT APPEARING ON THE BALANCE SHEET

RIGHTS
In connection with the acquisition of DSM Nutritional Products, it was agreed that DSM would receive compensation for expenditure to be incurred in relation to the demerger of this unit, to an amount of € 20 million.

(11) NET SALES

Net sales comprises the income from the supply of goods and services to third parties less discounts and sales taxes.

In the year under review net sales increased by € 1,702 million (28%) compared with 2003. A breakdown of supplies and net sales is given below.

	SUPPLIES 2004	NET SALES 2004	%	SUPPLIES 2003	NET SALES 2003	%
Life Science Products	1,985	1,882	24	2,022	1,963	32
DSM Nutritional Products	1,910	1,899	24	496	496	8
Performance Materials	2,013	2,008	26	1,777	1,774	30
Industrial Chemicals	1,747	1,608	21	1,534	1,416	23
Other activities	355	355	5	401	401	7
intra-group supplies	-258			-180		
total net sales	7,752	7,752	100	6,050	6,050	100

The following is a geographical breakdown of net sales:

BY ORIGIN:	2004	%	2003	%
Europe	5.614	73	4.372	72
North America	1,258	16	1,032	17
other continents	880	11	646	11
total	7,752	100	6,050	100
BY DESTINATION:				
Europe	4,078	53	3,272	54
North America	1,619	21	1,334	22
other continents	2,055	26	1,444	24
total	7,752	100	6,050	100

(12) OTHER OPERATING INCOME

	2004	2003
change in inventories of semi-finished and finished products	-127	-45
own work capitalized	39	33
sundry	196	143
total other operating income, ordinary activities	108	131
exeptional items	19	-
total	127	131

Own work capitalized relates to internally generated fixed assets included under operating costs.

Other operating income includes subsidies, reversals of provisions, book profits on the sale of assets and payments made by insurance companies.

The exceptional items comprise other operating income relating to the book profit on assets sold.

(13) AMORTIZATION AND DEPRECIATION

	2004	2003
amortization of intangible fixed assets	33	31
depreciation of tangible fixed assets	477	398
impairments	14	-
total amortization and depreciation, ordinary activities	524	429
changes in value to be classified as exceptional items	108	87
total	632	516

Of the total amount of amortization and depreciation, € 23 million (2003: € 25 million) related to goodwill.

(14) OTHER OPERATING COSTS

	2004	2003
raw materials and consumables	3,695	2,895
work subcontracted and other external expenses	1,585	1,330
wages and salaries	1,163	958
pension charges	114	73
other social charges	210	184
sundry	80	18
total other operating costs, ordinary activities	6,847	5,458
exceptional items	60	174
total	6,907	5,632

R&D expenditure amounted to € 286 million (2003: € 268 million).

The service fees paid to Ernst & Young in 2004 amounted to € 5.8 million for audit services (2003: € 4.6 million), € 1.6 million for tax services (2003: € 1.9 million) and € 0.5 million for sundry services (2003: € 0.3 million).

The exceptional items include an amount of € 15 million in sundry expenses relating to an onerous contract. The remainder mainly relates to wages and salaries and costs of work subcontracted and other external costs related to reorganization costs and severance payments at DSM Anti-Infectives.

Wages and salaries relate to the following average workforce totals:

	2004	2003
Life Science Products	8,476	8,998
DSM Nutritional Products	6,868	1,835
Performance Materials	3,687	3,746
Industrial Chemicals	2,581	2,784
Other activities	2,867	3,153
total	24,479	20,516

The workforces of proportionately consolidated joint ventures have been included in the above table on a proportionate basis. The 2003 figures for DSM Nutritional Products relate to the fourth quarter.

(15) BREAKDOWN OF OPERATING PROFIT FROM ORDINARY ACTIVITIES EXCLUDING EXCEPTIONAL ITEMS

	2004	2003
Life Science Products	83	164
DSM Nutritional Products	203	30
Performance Materials	147	90
Industrial Chemicals	108	60
Other activities	-29	-25
operating profit before amortization of goodwill	512	319
amortization of goodwill	-23	-25
operating profit from ordinary activities excluding exceptional items	489	294

The breakdowns included in the Report by the Managing Board on page 17 are deemed to form part of the Financial statements.

(16) BALANCE OF FINANCIAL INCOME AND EXPENSE

	2004	2003
interest income	21	43
interest expense	-76	-91
other	4	17
total	-51	-31

An amount of € 6 million was deducted from interest expense (2003: € 10 million) in connection with the capitalization of interest expense during construction. The decrease in capitalized interest during construction was due to a decrease in the number of long-term investment projects. In 2004 the interest rate applied in the capitalization of interest during construction was 5%.

(17) TAXES

The tax charge on the profit from ordinary activities excluding exceptional items was € 98 million (2003: € 49 million). In 2004 the exceptional items included a tax gain of € 40 million, compared with a gain of € 167 million in 2003.

The profit from ordinary activities excluding exceptional items before taxation can be broken down as follows:

	2004	2003
the Netherlands	274	331
other countries	164	-68
total	438	263

The total tax can be broken down as follows:

	2004	2003
the Netherlands	-50	-55
other countries	-48	6
total tax, profit from ordinary activities excluding exceptional items	-98	-49
tax on exceptional items	40	167
total tax	-58	118

The relationship between the nominal tax rate on the profit from ordinary activities excluding exceptional items in the Netherlands and the effective tax rate is as follows:

as a %	2004	2003
nominal tax rate in the Netherlands	34,5	34.5
tax effects of:		
deviating rates	-13.8	-14.0
tax-exempt income and non-deductible expense	2.1	-2.0
other effects, including previous years adjustments	-0.4	0.1
effective tax rate	22.4	18.6

At 31 December 2004, there was an amount of € 51 million (2003: € 13 million) in tax losses for which no deferred tax assets had been posted in the accounts.

The deferred tax assets and liabilities relate to the following tax effects of temporary differences:

		2004		2003
taxes to be refunded and tax losses carried forward	300		80	
provisions	49		124	
other assets	48		15	
other liabilities	23		107	
deferred tax assets		420		326
intangible and tangible fixed assets	205		153	
other assets	-		-	
other liabilities	-		-	
deferred tax liabilities		205		153
deferred tax assets minus deferred tax liabilities		215		173
of which included in the balance sheet under:				
– financial fixed assets		360		234
– provisions		145		61

The increase in deferred tax assets mainly relates to the Vital restructuring programme and impairments in exceptional items.

(18) EXCEPTIONAL ITEMS

The composition of the net exceptional items is summarized in the overview below.

	2004	2004	2003	2003
EXCEPTIONAL INCOME:				
book profits from the sale of activities	19		-	
exceptional income	19		-	
EXCEPTIONAL EXPENSE:				
additions to provisions for reorganization costs and severance payments	-44		-159	
impairment of intangible and tangible fixed assets	-108		-87	
impairment of other assets	-1		-11	
additions to other provisions	-15		-4	
exceptional expense		-168		-261
total, exceptional items before taxation		-149		-261
taxes on exceptional items		40		167
total, exceptional items after taxation		-109		-94
minority interests		12		-
net result from exceptional items		-97		-94

The exceptional income in 2004 related to book profits on the sale of land (Performance Materials). The addition to provisions for reorganization and severance costs is the balance of restructuring and reorganization costs at DSM Anti-Infectives (€ 44 million) and in the production organization at the Geleen site in the Netherlands (€ 25 million, Other activities) and the reversal of provisions (€ 25 million). The impairment of assets relates entirely to the restructuring measures and reorganizations in the Life Science Products cluster. The addition to the other provisions relates to an onerous purchasing contract in the field of anti-infectives.

(19) FINANCIAL INSTRUMENTS

GENERAL
In managing its financial assets and liabilities DSM uses derivative instruments to manage all currency-exchange and interest-rate risks relating to normal business operation. DSM's risk policy is aimed at minimizing the effects of exchange-rate and interest-rate fluctuations on its results in the short term and following the market exchange rates and interest rates in the long term.

CASH
At DSM cash management is carried out centrally insofar as this is possible. To this end, in the major countries use is made of cash pools operating mainly via zero-balancing agreements. DSM has three confirmed credit facilities, two amounting to a total of € 700 million (2003: € 700 million) and one amounting to $200 million (2003: $200 million), and two Commercial Paper programmes, one amounting to € 900 million (2003: € 900 million) and the other amounting to $400 million (2003: $400 million). The company will use the two Commercial Paper Programmes to a total of not more than € 900 million.

FOREIGN CURRENCY RISKS
DSM's policy with regard to foreign currency risks exclusively focuses on the cash flows from ordinary activities. This implies that currency instruments are used only on the basis of underlying positions. This means that all foreign currency transaction risks are fully hedged at the exchange rate applying at the time of the transaction. The economic currency risks (based on future transactions) are in some instances partially hedged, following a decision to that effect by the Managing Board. DSM uses forward exchange contracts, spot contracts and, to a limited extent, currency options to limit foreign exchange risks.

The translation exposure, i.e. the exchange-rate risk associated with the translation of DSM's net investment in participating interests, has to a large extent been hedged by long-term foreign-currency-denominated loans and other financial instruments. The reason for this is the relatively high level of foreign-currency-denominated net investments.

INTEREST-RATE RISKS
DSM's interest-rate risk policy is aimed at minimizing the interest-rate risks associated with the financing of the company and thus at the same time optimizing the balance of financial income and expense. Interest-rate instruments will be applied only on the basis of underlying positions. This policy translates into a certain desired profile of fixed-interest and variable-interest positions, with the variable-interest position in principle not being allowed to exceed 60% of net debt. DSM manages interest-rate risks by means of interest-rate swaps and, to a limited extent, interest-rate options.

CREDIT RISK
DSM limits the credit risk to which it is exposed by virtue of its dealings with financial counterparties by using credit limits per party and per country and by concluding contracts exclusively with parties having a high credit rating.

	31 DECEMBER 2004		31 DECEMBER 2003	
	BOOK VALUE	MARKET VALUE	BOOK VALUE	MARKET VALUE
loans:				
long-term loans (including loans < 1 year)	1,489	1,678	1,678	1,870
interest-rate instruments and currency instruments relating to long-term loans	-	-174	-	-168
short-term loans	99	99	208	208
total loans	1,588	1,603	1,886	1,910
forward exchange contracts:*				
on the basis of underlying positions	25	25	13	13
on the basis of projected cash flows	3	4	-	-

* included in the balance sheet under Deferred Items

The contract value of the currency instruments, based on underlying positions, at the balance sheet date was € 1,419 million (2003: € 905 million). The contract value based on projected cash flows was $72 million (2003: zero). On 31 December 2004, the contract value of the interest-rate instruments relating to long-term loans was € 1,880 million (2003: € 1,764 million). No contracts covering interest-rate instruments relating to short-term loans were outstanding in 2004 (same as in 2003).

(20) NOTES TO THE STATEMENT OF CASH FLOWS

The statement of cash flows provides an explanation of the changes in cash (with 'cash' being the sum of cash and marketable securities). It is drawn up on the basis of a comparison of the balance sheets as at 1 January and 31 December. Changes that do not involve cash flows, such as changes in exchange rates, value changes and transfers to other Balance-sheet items, are eliminated.

Changes in working capital due to the acquisition or sale of consolidated companies are included under Investing activities.

Most of the changes in the Statement of cash flows can be traced back to the detailed statements of changes for the balance-sheet items concerned. For those balance-sheet items for which no detailed statement of changes is included, the table below shows the link between the change according to the Balance sheet and the change according to the Statement of cash flows:

	OPERATING CAPITAL	PROVISIONS	INTEREST-BEARING DEBT
balance at year-end 2003	1,569	901	1,887
balance at year-end 2004	1,376	874	1,588
balance-sheet change	-193	-27	-299
adjustments:			
exchange differences	57	9	61
transfers	41	-62	-3
adjusted balance-sheet change	-95	-80	-241
change in cash flow	95	-80	-241

The cash-flow change relating to the working capital can be broken down as follows:

	2004	2003
inventories	69	-7
receivables	-24	45
non-interest-bearing current liabilities	50	73
total	95	111

SEPARATE FINANCIAL STATEMENTS

ROYAL DSM N.V. BALANCE SHEET*

ASSETS x € million	31 DECEMBER 2004		31 DECEMBER 2003	
fixed assets				
tangible fixed assets [1]	20		22	
financial fixed assets [2]	7,321		6,924	
		7,341		6,946
current assets				
receivables [3]	226		1,032	
cash	3		231	
		229		1,263
total		7,570		8,209

SHAREHOLDERS' EQUITY AND LIABILITIES x € million	31 DECEMBER 2004		31 DECEMBER 2003	
SHAREHOLDERS' EQUITY [4]				
share capital	370		370	
share premium account	548		548	
other reserves	3,632		3,861	
profit for financial year	262		139	
		4,812		4,918
provisions [5]		25		55
long-term liabilities [6]		827		1,270
current liabilities, interest-bearing [7]		400		198
current liabilities, non-interest-bearing [7]		1,506		1,768
total		7,570		8,209

* Before accounting for the final dividend on ordinary shares.

ROYAL DSM N.V. STATEMENT OF INCOME

x € million	2004	2003
profit of consolidated and non-consolidated companies (after taxation)	289	160
other profits	-27	-21
net profit	262	139
net profit	262	139
dividend on cumulative preference shares	-22	-22
net profit available to holders of ordinary shares	240	117

NOTES TO THE ROYAL DSM N.V. BALANCE SHEET

GENERAL

Unless stated otherwise, all amounts are in € million.

DSM's accounting policies are explained on pages 68-69.

(1) TANGIBLE FIXED ASSETS

This item mainly relates to land and buildings and corporate IT projects. Capital expenditure in 2004 was € 1 million, while the depreciation charge in 2004 was € 3 million. The purchase cost of tangible fixed assets as at 31 December 2004 was € 53 million; accumulated depreciation amounted to € 33 million.

(2) FINANCIAL FIXED ASSETS

	TOTAL	CONSOLIDATED COMPANIES		NON-CONSOLIDATED COMPANIES' SHARE IN EQUITY	DEFERRED TAX ASSETS
		SHARE IN EQUITY	LOANS		
BALANCE AT 31 DECEMBER 2003	6,924	6,752	69	4	99
CHANGES:					
share in profit	262	262	-	-	-
dividends	-505	-505	-	-	-
capital payments	899	899	-	-	-
loans granted	318	-	318	-	-
intra-group transactions	-498	-498	-	-	-
exchange differences	-102	-102	-	-	-
other	23	1	33	-2	-9
BALANCE AT 31 DECEMBER 2004	7,321	6,809	420	2	90

(3) RECEIVABLES

	2004	2003
receivables from consolidated companies	143	927
other receivables	83	105
total	226	1,032

(4) SHAREHOLDERS' EQUITY

	share capital	share premium	profit for current financial year	other reserves	shareholders' equity
BALANCE AT 31 DECEMBER 2003	370	548	139	3,861	4,918
CHANGES:					
transactions with shareholders:					
dividend on ordinary shares (final, 2003)	-	-	-166	54	-112
dividend on ordinary shares (interim, 2004)	-	-	-	-56	-56
dividend on cumprefs (2004)	-	-	-22	-	-22
share buybacks	-	-	-	-5	-5
cumprefs C buyback	-	-	-	-114	-114
exercise of options	-	-	-	11	11
total transactions with shareholders	-	-	-188	-110	-298
profit:					
net profit for 2004	-	-	262	-	262
exchange differences	-	-	-	-65	-65
tax on exchange differences	-	-	-	-5	-5
total profit	-	-	262	-70	192
dividend for 2003 charged against reserves	0	0	49	-49	0
BALANCE AT 31 DECEMBER 2004	370	548	262	3,632	4,812

LEGAL RESERVE FOR RETAINED PROFITS
Since the profits retained in Royal DSM N.V.'s consolidated and non-consolidated companies can be distributed, and received in the Netherlands, without restriction, no legal reserve for retained profits is required.

(5) PROVISIONS

This item can be broken down as follows:

	2004	2003
reorganization costs	-	10
environmental costs	12	23
other provisions	13	22
total	25	55

(6) LONG-TERM LIABILITIES

This item relates entirely to debenture loans and private loans. Of the total amount of long-term liabilities outstanding at 31 December 2004, € 249 million had a remaining term of more than five years.

The repayment schedule for long-term liabilities is as follows:

2006	143
2007	251
2008 and 2009	184
2010 through 2014	112
2015	137
	827

The repayments scheduled for 2005, to an amount of € 400 million, are included under Current liabilities.

In agreements governing loans with a residual amount at year-end 2004 of € 1,227 million, of which € 400 million of a short-term nature (31 December 2003: € 1,418 million, of which € 148 million short term), clauses have been included which restrict the provision of securities.

(7) CURRENT LIABILITIES

	2004	2003
current liabilities, interest-bearing:		
debenture loans and private loans	400	148
credit institutions	-	50
total	400	198
current liabilities, non-interest-bearing:		
owing to consolidated companies	1,447	1,677
oother liabilities	56	88
deferred items	3	3
total	1,506	1,768

RIGHTS AND COMMITMENTS NOT APPEARING ON THE BALANCE SHEET

In connection with the acquisition of DSM Nutritional Products, it was agreed that DSM would receive compensation for costs to be incurred in relation to the demerger of this unit, to an amount of € 20 million.

Guarantee obligations on behalf of affiliated companies and third parties amounted to € 300 million (31 December 2003: € 299 million). Other commitments not appearing on the balance sheet amounted to zero (the same as in 2003). Royal DSM N.V. has declared in writing that it accepts several liability for debts arising from acts-in-law of a number of consolidated companies. These debts are included in the consolidated balance sheet.

EMPLOYEES

In 2004 Royal DSM N.V. employed on average 5 people (2003: 5).

REMUNERATION OF MEMBERS OF THE MANAGING BOARD AND THE SUPERVISORY BOARD OF ROYAL DSM N.V.

In the financial year under review, the remuneration (including pension costs and other commitments) of persons who were on the Managing Board of Royal DSM N.V. in 2004 amounted to € 3.4 million (2003: € 3.5 million). In 2004 the average number of Managing Board members employed by Royal DSM N.V. was 5 (2003: 5). The remuneration of former members of the Managing Board amounted to zero (the same as in 2003).

Members of the Supervisory Board received a fixed remuneration totalling € 0.2 million (2003: € 0.2 million).

The information about the remuneration of Managing Board members and Supervisory Board members and their share option rights given on page 44 of the Report by the Managing Board is deemed to form part of the Financial statements.

Heerlen, 14 February 2005

MANAGING BOARD

P.A.F.W. Elverding
J. Zuidam
J.G. Dopper
C.H. van Dalen
F. Sijbesma

Heerlen, 16 February 2005

SUPERVISORY BOARD

C.A.J. Herkströter
H. Bodt
E. Kist
O.H.O. Müller
E.J. Sosa
C. van Woudenberg

OTHER INFORMATION

AUDITOR'S REPORT

INTRODUCTION
We have audited the 2004 Financial statements of Royal DSM N.V. Heerlen. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these Financial statements based on our audit.

SCOPE
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION
In our opinion, the Financial Statements give a true and fair view of the financial position of the company as at 31 December 2004 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Heerlen, 16 February 2005

for Ernst & Young Accountants

C.J. Bijvoet RA Chr.J. Westerman RA

PROFIT APPROPRIATION

According to Article 32 of the Royal DSM N.V. Articles of Association and with the approval of the Supervisory Board of Directors, every year the Managing Board of Directors determines the portion of the net profit to be appropriated to the reserves. For the year 2004 the net profit is € 262 million and the amount to be appropriated to the reserves has been established at € 72 million. From the subsequent balance of the net profit, dividend is first distributed on the cumulative preference shares B. At the end of 2004 no cumprefs B were in issue. Subsequently, a 6.78% dividend is distributed on the cumulative preference shares A, based on a share price of € 10.59 per cumulative preference share A. For 2004 this distribution amounts to € 0.72 per share, which is € 16 million in total. Subsequently, the dividend on the cumulative preference shares C is distributed, based on a share value of € 3.03 and a dividend percentage of 5.82%. The cumulative preference shares C were repurchased on 28 November 2004. For that reason the dividend has been established on a pro-rata basis at € 0.163 per share, which is € 6 million in total. The profits remaining after distribution of these dividends (€ 168 million) will be put at the disposal of the Annual General Meeting in accordance with the provisions of Article 32, section 6 of the Articles of Association.

In view of the above, the proposed dividend on ordinary shares for the year 2004 amounts to € 1.75 per share. This dividend corresponds to about 19% of the net profit from ordinary activities excluding exceptional items (€ 359 million) plus depreciation and amortization (€ 524 million) minus the dividend paid to holders of cumulative preference shares (€ 22 million).

An interim dividend of € 0.58 per ordinary share having been paid in August 2004, the final dividend will then amount to € 1.17 per ordinary share.

An interim dividend of € 0.24 per cumulative preference share A having been paid in August 2004, the final dividend will then amount to € 0.48 per cumulative preference share A. Interim dividends to a total of € 0.163 per cumulative preference share C were paid in August 2004 and on repurchase in November 2004. Consequently no final dividend will be distributed on these shares.

If the Annual General Meeting makes a decision in accordance with the proposal, the net profit will be appropriated as follows:

x € million	2004	2003
net profit	262	139
profit appropriation:		
to be added to / paid from the reserves	72	-49
dividend on cumprefs A and C	22	22
interim dividend on ordinary shares	56	54
final dividend payable on ordinary shares	112	112

SPECIAL STATUTORY RIGHTS

DSM PREFERENCE SHARES FOUNDATION

The DSM Preference Shares Foundation was established in 1989.

By virtue of DSM's Articles of Association, 187,500,000 preference shares B can be issued. Shares thus issued can be placed with the Foundation in order to provide protection against a hostile takeover bid.

The DSM Preference Shares Foundation and DSM have concluded agreements on the placement of preference shares B and an option on such shares. Under these agreements, the Foundation is obliged to take preference shares B in DSM's capital or has the right to acquire such shares to a maximum corresponding to 100% of the capital issued in any form other than preference shares B, less one.

The Foundation acquired no preference shares B in 2004.

On 31 December 2004 the Committee was composed as follows:
Floris Maljers, chairman
Maarten van Veen, vice-chairman
Bas Kortmann

The Foundation Committee

Declaration of independence

The DSM Managing Board and the Foundation Committee hereby declare that, according to their joint assessment, the DSM Preference Shares Foundation meets the independence requirements laid down in Appendix X to the Listing and Issuing Rules of Euronext Amsterdam N.V.

The Managing Board of Royal DSM N.V.
The Foundation Committee

DSM VISION 2005 BV AND DSM VISION 2005 PRIORITY FOUNDATION

In 2002, DSM Vision 2005 BV and the DSM Vision 2005 Priority Foundation were established. DSM has entrusted the revenues from the sale of DSM's petrochemical activities, as well as the financial resources that became available in 2001 following the sale of DSM's interest in Energie Beheer Nederland BV, to its subsidiary DSM Vision 2005 BV. This company was set up to manage these revenues and their use for the implementation of the Vision 2005 strategy.

DSM Vision 2005 BV has issued a single priority share to the DSM Vision 2005 Priority Foundation. A number of decisions by the company, including decisions on the use of the financial resources that it manages, require the approval of the Priority Foundation. The only criterion to be used by the Priority Foundation in assessing the proposed decisions is whether they are compatible with the *Vision 2005: Focus and Value* strategy. The financial resources remaining after the acquisition of Roche Vitamins & Fine Chemicals (now DSM Nutritional Products) will continue to be held in reserve by DSM Vision 2005 BV for use in the framework of the further realization of the Vision 2005 strategy. The consideration for the acquisition of NeoResins that was announced at the end of 2004 and concluded on 2 February 2005 has been paid out of these resources by DSM Vision 2005 BV. after approval by the Managing Committee of the DSM Vision 2005 Priority Foundation.

With effect from 31 December 2004, the Managing Committee of the DSM Vision 2005 Priority Foundation consists of the following people, all of whom are currently members of the Managing Board or the Supervisory Board of Royal DSM N.V.:

Cor Herkströter, chairman
Peter Elverding, deputy chairman
Henk van Dalen
Jan Zuidam
Henk Bodt
Okko Müller

ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting is to be held at the DSM head office in Heerlen (the Netherlands) on Wednesday, 6 April 2005 at 2 p.m.

IMPORTANT DATES

Ex-dividend quotation	Friday, 8 April 2005
Publication of first-quarter results	Wednesday, 27 April 2005
Publication of second-quarter results	Wednesday, 27 July 2005
Publication of third-quarter results	Thursday, 27 October 2005
Annual figures 2005	Thursday, 9 February 2006
Annual General Meeting	Wednesday, 29 March 2006

DSM FIGURES: TEN-YEAR SUMMARY*

BALANCE SHEET

x € million	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
intangible fixed assets	369	405	462	594	75	82	69	94	43	25
tangible fixed assets	3,809	4,188	2,885	3,607	3,130	2,971	2,861	2,355	2,408	2,043
financial fixed assets	491	371	292	241	1,326	425	450	295	261	286
fixed assets	4,669	4,964	3,639	4,442	4,531	3,478	3,380	2,744	2,712	2,354
inventories	1,347	1,474	944	1,171	1,224	1,080	979	819	754	612
receivables	1,669	1,746	1,439	1,814	1,888	1,590	1,338	1,144	1,087	886
marketable securities	4	4	2,014	-	-	-	-	96	-	-
cash	1,247	1,212	960	1,148	204	159	163	362	189	708
current assets	4,267	4,436	5,357	4,133	3,316	2,829	2,480	2,421	2,030	2,206
total assets	8,936	9,400	8,996	8,575	7,847	6,307	5,860	5,165	4,742	4,560
shareholders' equity	4,812	4,918	5,142	4,239	3,040	2,507	2,210	2,472	2,241	2,343
minority interests' share	22	43	44	59	30	28	28	76	79	24
group equity	4,834	4,961	5,186	4,298	3,070	2,535	2,238	2,548	2,320	2,367
equalization account investment grants**	-	-	-	30	27	25	29	28	38	48
provisions	874	901	682	809	857	760	721	734	716	691
long-term liabilities	1,045	1,505	1,337	1,533	1,482	1,071	838	581	655	518
current liabilities:										
– interest-bearing	543	382	599	482	870	461	781	125	101	191
– non-interest-bearing	1,640	1,651	1,192	1,423	1,541	1,455	1,253	1,149	912	745
total group equity and liabilities	8,936	9,400	8,996	8,575	7,847	6,307	5,860	5,165	4,742	4,560
capital employed	5,554	6,162	4,538	5,763	4,776	4,268	3,995	3,263	3,380	2,821
capital expenditure:										
– intangible and tangible fixed assets	334	433	503	652	615	647	585	458	484	345
– participating interests and other marketable securities	0	1,561	33	-	889	2	1,351	121	259	13
divestments:										
– intangible and tangible fixed assets	28	9	38	17	6	19	12	52	8	21
– participating interests and other securities	-	8	1,999	1,448	28	185	101	39	43	69
amortization and depreciation, ordinary activities	524	429	442	521	503	458	470	403	341	319
net debt	337	671	-1,038	867	2,148	1,373	1,457	344	567	1
ratios:										
– net sales / average capital employed	1.32	1.21	1.29	1.41	1.77	1.53	1.59	1.69	1.50	1.55
– current assets / current liabilities	1.95	2.18	2.99	2.17	1.38	1.48	1.22	1.90	2.00	2.36
– group equity / total assets	0.54	0.53	0.58	0.50	0.39	0.40	0.38	0.49	0.49	0.52
– net debt / group equity plus net debt	0.07	0.12	-0.25	0.17	0.41	0.35	0.39	0.12	0.20	0.00

* The figures for the years since 2000 were drawn up before the final dividend had been accounted for. The figures for previous years were drawn up after the final dividend had been accounted for. The figures for 2002 were influenced by the sale of DSM Petrochemicals.

** From 2002 onwards, the Equalization account for investment grants has been included under Deferred liabilities.

STATEMENT OF INCOME

x € million	2004*	2003	2002	2001	2000	1999	1998	1997	1996	1995
net sales	7,752	6,050	6,665	7,970	8,090	6,333	6,361	5,629	4,657	4,457
change compared with previous year (%)	28	-9	-16	-1	28	-0	13	21	4	9
operating profit plus depreciation and amortization (EBITDA)	1,013	723	892	1,042	1,254	1,012	1,056	948	794	1,010
operating profit plus amortization of goodwill (EBITA)	512	319	477	550						
operating profit (EBIT)	489	294	450	521	751	554	586	545	453	691
balance of financial income and expense	-51	-31	-14	-97	-57	-69	-71	-33	-27	-27
tax on profit from ordinary activities	-98	-49	-84	-69	-171	-118	-108	-149	-119	-213
profit or loss of non-consolidated companies	8	5	-3	14	48	15	19	34	24	36
profit from ordinary activities after taxation	348	219	349	369	571	382	426	397	331	487
minority interests	11	14	-1	1	-1	2	-2	-	-2	-
net profit from ordinary activities	359	233	348	370	570	384	424	397	329	487
net result from exceptional items	-97	-94	840	1,045	10	-13	-9	-2	-2	-1
net profit	262	139	1,188	1,415	580	371	415	395	327	486
dividend op cumulatief exceptional items	-22	-22	-22	-22	-22	-19	-16	-16	-13	-
net profit available to holders of ordinary shares	240	117	1,166	1,393	558	352	399	379	314	486
workforce at 31 December (x 1,000)	24	26	18	22	22	22	23	18	18	17
wages and salaries (x € million)	1,487	1,215	1,217	1,251	1,191	1,145	1,122	883	824	761
percentage ratios:										
– EBIT / net sales	6.3	4.9	6.8	6.5	9.3	8.7	9.2	9.7	9.7	15.5
– EBIT / average capital employed (ROI)	8.3	5.9	8.7	9.2	16.4	13.4	14.7	16.4	14.6	24.1
– net profit / average shareholders' equity available to holders of ordinary shares	5.7	2.5	26.8	42.3	22.5	17.4	19.3	17.9	14.4	22.4
EBITDA / balance of financial income and expense	19.9	23.3	63.7	10.7	22.0	14.7	14.9	28.7	29.2	38.4
dividend (x € million)	190	188	199	199	199	172	165	148	131	111

* To enable a meaningful comparison, the figures are presented with exceptional items included.

INFORMATION ABOUT ORDINARY DSM SHARES*

per ordinary share in € [1]	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
net profit from ordinary activities	3.52	2.23	3.38	3.62	5.70	3.76	4.09	4.37	3.46	4.49
net profit	2.51	1.24	12.08	14.50	5.80	3.63	4.00	4.34	3.44	4.48
cashflow	7.98	5.76	16.67	19.92	11.03	8.35	8.70	8.97	7.18	7.42
shareholders' equity[2]	47.71	47.73	49.64	40.49	28.06	22.23	19.54	26.05	23.05	21.58
dividend:	1.75	1.75	1.75	1.75	1.75	1.52	1.51	1.51	1.36	1.21
– interim-dividend	0.58	0.58	0.58	0.58	0.51	0.51	0.51	0.45	0.40	0.30
– final dividend pay-out	1.17	1.17	1.17	1.17	1.24	1.01	1.00	1.06	0.96	0.91
as % of net profit from ordinary activities[3]	50%	79%	54%	51%	32%	42%	37%	35%	37%	23%
pay-out as % of net profit	70%	142%	15%	13%	32%	43%	37%	35%	38%	23%
dividend yield[4]	4.3%	4.5%	3.9%	4.5%	5.1%	4.6%	5.2%	5.3%	5.7%	6.1%
SHARE PRICES ON EURONEXT AMSTERDAM:										
highest price	47.70	45.00	51.25	45.15	40.10	42.08	33.79	36.00	27.44	22.37
lowest price	35.75	31.29	37.90	28.80	30.00	23.87	20.87	24.28	19.66	17.62
at 31 December	47.62	39.03	43.38	41.01	37.31	39.80	27.00	28.01	25.77	19.97
x 1,000										
NUMBER OF ORDINARY SHARES OUTSTANDING:										
at 31 December	95,978	95,768	96,589	96,146	95,990	97,186	96,546	85,938	87,158	108,587
average	95,808	94,715	96,468	96,090	96,160	97,010	99,763	87,209	91,269	108,560
DAILY TRADING VOLUMES ON EURONEXT AMSTERDAM:[5]										
average	507	563	517	1,086	857	1,048	810	1,017	1,032	795
lowest	13	65	70	47	161	61	96	33	135	102
highest	3,247	3,270	1,932	5,538	6,668	8,073	3,162	5,040	11,778	3,588

* The table is based on the annual figures published for the years concerned.

1 In the figures per ordinary share the amounts available to holders of cumulative preference shares have been deducted from the profit and the shareholders' equity.
2 The figures since 2000 were drawn up before the final dividend had been accounted for. The figures for previous years were drawn up after the final dividend had been accounted for.
3 The total pay-out, including the dividend on cumulative preference shares, amounted to 53% in 2004, 81% in 2003, 57% in 2002, 54% in 2001, 35% in 2000, 45% in 1999, 39% in 1998, 37% in 1997 and 40% in 1996.
4 The calculation of the dividend yield is based on the average price of an ordinary DSM share in the year under review.
5 Up to and including 2001 double count, from 2002 onwards single count.

QUARTERLY FINANCIAL DATA

x € million 2004	1st QUARTER	2nd QUARTER	3rd QUARTER	4th QUARTER	YEAR
net sales	1,873	1,937	1,943	1,999	7,752
operating profit plus depreciation and amortization	234	265	266	248	1,013
operating profit	110	133	133	113	489
balance of financial income and expense	-14	-11	-15	-11	-51
profit from ordinary activities before taxation	96	122	118	102	438
tax on profit from ordinary activities	-24	-27	-23	-24	-98
profit of non-consolidated companies	2	1	3	2	8
profit from ordinary activities after taxation	74	96	98	80	348
minority interests	5	1	3	2	11
net profit from ordinary activities	79	97	101	82	359
net result from exceptional items	-	-	2	-99	-97
net profit	79	97	103	-17	262
per ordinary share in €:					
net profit from ordinary activities	0.76	0.96	0.99	0.80	3.52
net profit	0.76	0.96	1.01	-0.23	2.51

x € million 2003	1st QUARTER	2nd QUARTER	3rd QUARTER	4th QUARTER	YEAR
net sales	1,453	1,362	1,325	1,910	6,050
operating profit plus depreciation and amortization	187	179	124	233	723
operating profit	91	85	26	92	294
balance of financial income and expense	-1	-4	-4	-22	-31
profit from ordinary activities before taxation	90	81	22	70	263
tax on profit from ordinary activities	-20	-16	-3	-10	-49
profit of non-consolidated companies	2	2	1	0	5
profit from ordinary activities after taxation	72	67	20	60	219
minority interests	1	1	4	8	14
net profit from ordinary activities	73	68	24	68	233
net result from exceptional items	-	-	-102	8	-94
net profit	73	68	-78	76	139
per ordinary share in €:					
net profit from ordinary activities	0.70	0.67	0.19	0.66	2.23
net profit	0.70	0.67	-0.90	0.73	1.24

In this overview of quarterly financial data and in the ten-year summary:
- *operating profit* is understood to be operating profit from ordinary activities excluding exceptional items.
- *net profit from ordinary activities* is understood to be net profit from ordinary activities excluding exceptional items.

EXPLANATION OF SOME FINANCIAL CONCEPTS AND RATIOS

GENERAL

In calculating financial profitability ratios use is made of the average of the opening and closing values of balance-sheet items in the year under review.

The financial indicators per ordinary share are calculated on the basis of the average number of ordinary shares outstanding (average daily number). In calculating shareholders' equity per ordinary share, however, the number of shares outstanding at year-end is used.

In calculating the figures per ordinary share and the "net profit as a percentage of average shareholders' equity available to holders of ordinary shares", the amounts available to the holders of cumulative preference shares are deducted from the profits and from shareholders' equity.

DEFINITIONS

CAPITAL EMPLOYED
The total of the book value of intangible and tangible fixed assets, inventories and receivables, less non-interest-bearing current liabilities.

CAPITAL EXPENDITURE
This includes all investments in intangible and tangible fixed assets as well as the acquisition of participating interests and other securities.

DIVESTMENTS
This includes the divestment of intangible and tangible fixed assets as well as the sale of participating interests and other securities.

EARNINGS PER ORDINARY SHARE
- Net profit minus dividend on cumulative preference shares, divided by the average number of ordinary shares outstanding.
- Net profit from ordinary activities excluding exceptional items minus dividend on cumulative preference shares, divided by the average number of ordinary shares outstanding.

NET DEBT
The total of long-term liabilities and interest-bearing current liabilities less securities and cash.

ROI (RETURN ON INVESTMENT)
The operating profit as a percentage of the average capital employed.

TOTAL SHAREHOLDER RETURN (TSR)
Total Shareholder Return is capital gain plus dividends.

INDEX

ANNEX: 2004 FIGURES ACCORDING TO IFRS*

All information in this annex has been drawn up to the best of our knowledge. However, DSM has no track record with regard to the interpretation and full application of IFRS. Furthermore, some issues are still subject to debate with respect to the general interpretation of certain standards (for example IAS 19 and IAS 32/39). For this reason, part of the information contained in this annex may be subject to change in 2005 or 2006.

The main items in the transformation to IFRS have been extensively discussed with the external auditor Ernst & Young and furthermore with the Audit Committee of the Supervisory Board. The financial information presented in this annex is, however, unaudited.

INTRODUCTION

DSM's current practice is to prepare its consolidated financial statements in accordance with accounting principles generally accepted in the Netherlands (NL GAAP). From 2005 onwards DSM will be required to prepare its consolidated financial statements for accounting periods beginning on or after 1 January 2005 in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). DSM's first IFRS results will be its interim results for Q1 2005. DSM's first Annual Report under IFRS will be the report for the financial year 2005.

As DSM publishes comparative information for one year in its Annual Report, the date for transition to IFRS is 1 January 2004, this being the start of the earliest period for which comparative information is given. The financial information of DSM according to IFRS has been prepared on the basis of IFRS expected to be effective at 31 December 2005 (the Stable Platform). These standards may be subject to change or amendment by interpretative guidance from the IASB. If necessary, we will update our restated information.
The impact of the transition on results, equity and cash flows is explained in the following appendices:

- Reconciliation of equity between NL GAAP and IFRS at 1 January 2004
- Reconciliation of profit, equity and cash flows for 2004
- Quarterly financial information 2004
- Reconciliation of equity between NL GAAP and IFRS at 31 December 2004 and 1 January 2005
- DSM's accounting policies under IFRS

OVERVIEW OF IMPACT OF TRANSITION TO IFRS

in € million	NL GAAP	IFRS	DELTA
Net sales	7,752	7,886	+134
Operating profit from ordinary activities excluding exceptional items	489	567	+78
Net profit from ordinary activities excluding exceptional items 2004	359	430	+71
Net profit 2004	262	300	+38
Shareholders' equity:			
– 31 December 2003 / 1 January 2004	4,918	5,094	+176
– 31 December 2004	4,812	5,032	+220
– 1 January 2005 (incl. IAS 32/39)	n.a.	5,039	
per ordinary share in €:			
Net profit on ordinary activities excluding exceptional items 2004	3.52	4.26	+0.74
Net profit 2004	2.51	2.90	+0.39

* This term is used throughout this annex and includes the application of International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) and Interpretations of SIC and IFRIC.

TRANSITIONAL ARRANGEMENTS

The rules for the first-time adoption of IFRS are set out in IFRS 1 'First-time Adoption of International Financial Reporting Standards'. In general, a company is required to determine its IFRS accounting policies and apply these retrospectively to determine its opening balance sheet under IFRS. The standard allows a number of exceptions to this general principle to ease the transition to reporting under IFRS.

DSM made use of the following exemptions to retrospective application of IFRSs as permitted by IFRS 1:

- Business combinations prior to the transition date of 1 January 2004 have not been restated according to the requirements of IFRS 3 'Business Combinations'.
- All cumulative actuarial gains and losses regarding post-employment benefits have been recognized in equity at the transition date.
- The cumulative translation differences for all foreign operations are deemed to be zero at transition date.
- The comparative information 2004 about financial instruments is based on existing NL GAAP. IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' were not applied, but will be fully applied as from1 January 2005; the resulting adjustment is included in equity.

The depreciation rules for property, plant and equipment under IFRS (*IAS 16, Property, Plant and Equipment*) differ from those under NL GAAP, especially with respect to the component treatment. DSM has always used relatively short depreciation periods, based on a prudent assessment of useful life; for plants e.g. typically 10 years. For subsequent investments the same initial depreciation period has been applied as used for the main asset. Based on extensive testing with regard to the implications of IFRS it was concluded that the carrying amount was not biased towards too high or too low valuation. For this reason DSM decided not to reconstruct the carrying amount in the IFRS opening balance sheet as at 1 January 2004, but will implement a broader application of the component treatment.

For the depreciation of plants, DSM will start with an expected useful life of 15 years, unless there is strong evidence that the expected useful life will be substantially different. The effect is limited because DSM already applied a useful life of 15 years for major plants that were taken into operation in 2001 and subsequent years. The depreciation period of initial and subsequent investment will be aligned. The useful lives under IFRS will be reassessed annually.

SUMMARY OF THE MOST IMPORTANT CHANGES

In recent years DSM has gradually made a number of changes in adapting its accounting policies to IFRS. For a specification see the annual reports of recent years.

The changes due to the transition to IFRS can be subdivided into two categories: structural changes and timing differences. Timing differences are items in profit and loss which have to be recognized in NL GAAP as well as in IFRS but at different moments in time. The most significant changes are:

STRUCTURAL CHANGES

- The cessation of goodwill amortization.
- The recognition in the balance sheet of post-employment liabilities (mainly pensions) from defined benefit plans, after deduction of related plan assets. For certain defined benefit plans this leads to an asset (prepaid pension costs).
- The inclusion of a fair value charge in respect of outstanding employee share options and stock appreciation rights.
- The proportionate consolidation of certain joint ventures that were not consolidated proportionately under NL GAAP, because DSM restricted this method to joint ventures that were important to the company in terms of sales to external parties.
- The reclassification of some assets and liabilities, including changes due to the application of a current/non-current distinction.
- The inclusion of financial instruments at fair value (as from 2005).
- An adjustment of the cash flow statement to meet the requirements of IAS 7: Cash Flow Statements

TIMING DIFFERENCES

- The recognition of a provision (specifically the Copernicus provision) only if a liability exists on the balance sheet date of 31 December 2003 (instead of the publication date of the Annual Report in the case of NL GAAP).
- The derecognition of badwill and release to equity with effect from 31 December 2003, and the charging of the related costs against income in 2004.

In a few standards IFRS offers a choice between principles. The choices DSM made can be found in annex 7: Summary of significant accounting policies as from 2005.

In changing over to IFRS, DSM implemented several changes in the format of the financial statements and the terminology used.

The reclassifications in the opening balance sheet at 1 January 2004, which are shown in appendix 2, relate to the following:

- The reclassification of application software (€ 45 million) from Tangible fixed assets (Property, plant and equipment) to Intangible fixed assets (Intangible assets);
- The introduction of a separate category Other non-current assets to include deferred tax assets (€ 234 million), which were previously presented under Financial fixed assets;
- The transfer of drawing rights (€ 37 million) from Tangible fixed assets (Property, plant and equipment) to Other non-current assets (€ 30 million) and to Receivables (€ 7 million) for the portion falling due within 12 months.
- Prepaid expenses (€ 10 million) have been transferred from Receivables to Other non-current assets;
- Amounts that will be withdrawn from Provisions within 12 months (€ 331 million) are presented in Provisions under Current liabilities;
- An amount of € 66 million of the deferred items (such as Government grants) under Current liabilities has been transferred to Other non-current liabilities.

MOST IMPORTANT CHANGES IN DSM'S ACCOUNTING POLICIES AND IMPACT ON RESULT AND EQUITY

IFRS 2 SHARE-BASED PAYMENTS

In accordance with IFRS 2, an expense must be recognized representing the fair value of employee share options and stock appreciation rights granted to employees. The fair value is calculated using the Black-Scholes options valuation model and is charged to the income statement over the relevant option vesting periods.

The share-based payment charge of € 8 million for 2004 relates to:
- employee share options granted since 7 November 2002 (the effective date of IFRS 2), and not yet vested at 1 January 2005, and
- stock appreciation rights existing at 1 January 2004.

The impact on equity at 1 January 2004 and at 31 December 2004 is negligible. Management options and stock appreciation rights in DSM typically have a vesting period of three years. Consequently, it will take until 2005 before the full impact of IFRS 2 will be visible.

IFRS 3 BUSINESS COMBINATIONS
Goodwill is no longer amortized, but tested for impairment at least annually. The impact for DSM is as follows:
- amortization of goodwill has been discontinued as of the transition date of 1 January 2004; and
- the carrying amount of the goodwill on 31 December 2003 according to NL GAAP is used as the deemed cost of the goodwill as at the date of transition to IFRS (1 January 2004).

Goodwill was tested for impairment as at 1 January 2004 and 31 December 2004.

The operating profit impact in 2004 is a reduction of the amortization charge of € 22 million, the most significant element being the removal of amortization relating to the acquisition of Catalytica in 2000. There are no related income tax effects.

Under NL GAAP an amount of € 29 million in negative goodwill was allocated to current liabilities (for deferred costs related to DSM Nutritional Products). Inclusion of negative goodwill in the balance sheet is not allowed under IFRS 3. The impact for the opening balance under IFRS is an increase in equity of € 22 million and a decrease in deferred tax assets of € 7 million. The impact on net profit 2004 under IFRS is € 22 million negative.

IAS 19 EMPLOYEE BENEFITS
With regard to defined benefit plans (pensions and other post-retirement benefits) IAS 19 requires for each plan the recognition of a liability that equals the net amount of:
- the present value of the defined benefit obligation;
- deferred actuarial gains and losses and deferred past service costs; and
- the fair value of any plan assets at balance sheet date.

This calculation may result in a negative amount.

It is DSM's policy to use the corridor approach for the recognition of actuarial gains and losses.

The balance sheet impact of the implementation of IAS 19 is the recognition of a pension asset of € 330 million and a pension liability of € 152 million in DSM's IFRS opening balance sheet as at 1 January 2004. On balance, the impact on equity is an increase of € 117 million in the balance sheet as at 1 January 2004 and an increase of € 199 million in the balance sheet as at 31 December 2004. The pension charge under IFRS for the year 2004 is € 17 million, compared with an amount recognized under NL GAAP of € 107 million. Consequently, the operating profit impact of the transition to IFRS in 2004 is an additional gain of € 90 million, with a related tax charge of € 12 million (this amount includes the effect of the reduction of the Dutch tax rate as from 2005). The currently calculated expense for the year 2005 is € 18 million.

The vast majority of DSM's defined benefit obligations have been transferred to separately administered pension funds. These funds are regionally organized and cover the liabilities to employees in several clusters, former employees and retirees. It would be highly arbitrary to allocate these pension costs to the different clusters. For this reason pension costs related to defined benefit plans will be reported in the segmented information on a separate line in "Other Activities".

IAS 28 INVESTMENTS IN ASSOCIATES
This Standard applies to investments in which the investor has significant influence. There is a rebuttable presumption of significant influence if the investor holds 20% or more of the voting power of the associate. Associates are accounted for in the consolidated financial statements using the equity method.

DSM has reclassified non-consolidated companies as associates or as other participating interests. Other participating interests are interests in companies over which DSM has no significant influence. These other participating interests are measured at fair value, or at cost if a fair value cannot be reliably measured.

The application of IFRS results in an increase in equity of € 7 million in the balance sheet as at 1 January 2004 and an increase of € 8 million in the balance sheet as at 31 December 2004. The positive impact on net profit 2004 under IFRS is € 1 million.

IAS 31 INTERESTS IN JOINT VENTURES
DSM has opted to consolidate joint ventures according to the proportionate consolidation method. Under NL GAAP DSM restricted this method to joint ventures that were important to DSM in terms of sales to external parties. This restriction is not allowed under IFRS. As a result, one additional joint venture will be proportionally consolidated (EdeA V.o.f.). This has a limited impact on equity (a decrease of € 3 million) and net profit, but has a larger impact on the separate items within the balance sheet and income statement. In the cash flow statement, the cash flow from operating activities increases by € 9 million, the cash flow from investing activities decreases by € 14 million and the cash flow from financing activities increases by € 5 million.

IAS 37 PROVISIONS
According to IAS 37 a provision shall be recognized only when a past event has created a legal or constructive obligation, an outflow of resources is probable, and the amount of the obligation can be estimated reliably.

Under NL GAAP DSM recognized a provision totaling € 50 million in 2003 for restructuring and reorganization costs in the manufacturing operations at the Geleen site in the Netherlands (Copernicus project), which under IFRS should have been recognized in 2004. The impact of this change is an increase in equity of € 33 million at 1 January 2004, a decrease in deferred tax assets of € 17 million, and a decrease in net profit in 2004 of € 33 million, which will be presented as an exceptional item in the first quarter 2004 IFRS income statement.

Furthermore, DSM has adjusted the existing provisions for restoration in the area of DSM Energy to the level required by IAS 37. The effect in the opening balance sheet of 1 January 2004 (31 December 2004) is an increase in provisions of € 11 million (increase of € 10 million), an increase in property, plant and equipment of

€ 14 million (increase of € 11 million), and an increase in equity of € 2 million (increase of € 1 million). The impact on net profit in 2004 is negligible.

IAS 32 AND IAS 39 FINANCIAL INSTRUMENTS

IAS 32 and IAS 39 address the accounting for and financial reporting of financial instruments. IAS 32 covers disclosure and presentation whilst IAS 39 covers recognition and measurement. The general principle of IAS 39 is that all financial assets and financial liabilities, including all derivatives and certain embedded derivatives, should be recognized on the balance sheet. Loans shall be measured at amortized cost, most other financial assets and financial liabilities (including derivatives) at fair value.
DSM has opted to apply these standards fully as from the financial year 2005. The effects of the adoption of IAS 32 and IAS 39 as from 1 January 2005 are presented in appendix 2. These relate to the following:

- The inclusion in the balance sheet of any derivative financial instruments that were held off-balance in previous years.
- Measurement of all financial derivatives at their fair value.
- Classification of derivative financial instruments as non-current or current assets and liabilities, instead of netting them with the related hedged items.

Adoption of IAS 32 and IAS 39 on balance results in a € 7 million increase in equity at 1 January 2005. This is the balance of an increase in receivables and cash and cash equivalents of € 226 million and an increase in borrowings and other current liabilities of € 219 million.

APPENDICES

1 reconciliation of equity between NL GAAP and IFRS as at January 1, 2004
2 summary of IFRS impact on balance sheet
3 summary of IFRS impact on income statement 2004
4 cash flow statement 2004 under IFRS
5 IFRS income statement 2004 per quarter
6 reconciliation of equity between NL GAAP and IFRS as at December 31, 2004 and January 1, 2005
7 summary of significant accounting policies as from 2005

Detailed overviews relating to the information presented in these appendices will be published on DSM's website (www.dsm.com).

RECONCILIATION OF EQUITY BETWEEN NL GAAP AND IFRS AS AT JANUARY 1, 2004

Appendix 1

in € million	SHARE CAPITAL	SHARE PREMIUM	TRANSLATION RESERVE	RESERVE FOR SHARE BASED COMPENSATION	TREASURY SHARES	PROFIT FOR CURRENT FINANCIAL YEAR	RETAINED EARNINGS**	SHAREHOLDERS' EQUITY	MINORITY INTERESTS' SHARE	GROUP EQUITY
equity under NL GAAP as at 1 January 2004	370	548	-	-	-	139	3,861	4,918	43	4,961
transition to IFRS:										
IFRS 2 Share based payments				1			-1	0		0
IFRS 3 Business combinations							22	22		22
IAS 19 Employee benefits							117	117		117
IAS 28 Investments in associates							7	7		7
IAS 31 Interests in Joint Ventures							-3	-3		-3
IAS 37 Provisions							35	35		35
reclassifications and roundings					-179		177	-2	1	-1
total transition	0	0	0	1	-179	0	354	176	1	177
equity under IFRS at 1 January 2004*	370	548	0	1	-179	139	4,215	5,094	44	5,138

* excluding IAS 32/39

** under NL GAAP these are called 'other reserves'

SUMMARY OF IFRS IMPACT ON BALANCE SHEET

in € million

REPORTED UNDER NL GAAP		RESTATED UNDER IFRS			
		EXCLUDING IAS 32/39		INCLUDING IAS 32/39	
	31 December 2003	1 January 2004	31 December 2004	1 January 2005	
ASSETS					**ASSETS**
fixed assets					**non-current assets**
intangible fixed assets	405	450	452	452	intangible assets
tangible fixed assets	4,188	4,199	3,812	3,812	property, plant and equipment
financial fixed assets	371	132	133	133	financial assets
		510	718	718	other non-current assets
total	4,964	5,291	5,115	5,115	**total**
current assets					**current assets**
inventories	1,474	1,474	1,348	1,348	inventories
receivables	1,746	1,730	1,685	1,894	receivables
marketable securities	4	4	4	4	current investments
cash	1,212	1,211	1,246	1,263	cash and cash equivalents
total	4,436	4,419	4,283	4,509	**total**
total assets	9,400	9,710	9,398	9,624	**total assets**
GROUP EQUITY AND LIABILITIES					**GROUP EQUITY AND LIABILITIES**
group equity					**group equity**
shareholders' equity	4,918	5,094	5,032	5,039	shareholders' equity
minority interests' share	43	44	22	22	minority interests' share
total	4,961	5,138	5,054	5,061	**total**
liabilities					**non-current liabilities**
provisions	901	734	762	762	provisions
long-term liabilities	1,505	1,564	1,118	1,274	borrowings
		66	64	64	other non-current liabilities
		2,364	1,944	2,100	**total**
					current liabilities
		282	258	258	provisions
current liabilities, interest-bearing	382	369	527	527	borrowings
current liabilities, non-interest-bearing	1,651	1,557	1,615	1,678	other current liabilities
total	4,439	2,208	2,400	2,463	**totaal**
total group equity and liabilities	9,400	9,710	9,398	9,624	**total group equity and liabilities**

SUMMARY OF IFRS IMPACT ON INCOME STATEMENT 2004

in € million

NL GAAP				RESTATED UNDER IFRS			
	ordinary activities excluding exceptional items	exceptional items	total 2004	ordinary activities excluding exceptional items	exceptional items	total 2004	
net sales	7,752		7,752	7,886		7,886	net sales
other operating income	108	19	127	108	19	127	other operating income
total operating income	7,860	19	7,879	7,994	19	8,013	**total operating income**
amortization and depreciation	-524	-108	-632	-504	-108	-612	amortization and depreciation
other operating costs	-6,847	-60	-6,907	-3,777		-3,777	raw materials and consumables
				-1,662		-1,662	work subcontracted and other external expenses
				-1,407		-1,407	wages, salaries, pension charges and other social charges
				-77	-110	-187	sundry
total operating costs	-7,371	-168	-7,539	-7,427	-218	-7,645	**total operating costs**
operating profit	489	-149	340	567	-199	368	**operating profit**
balance of financial income and expense	-51		-51	-57		-57	net finance costs
profit before taxation	438	-149	289	510	-199	311	profit before taxation
tax	-98	40	-58	-101	57	-44	tax
profit of non-consolidates companies	8		8	10		10	profit of associates
group profit after taxation	348	-109	239	419	-142	277	group profit after taxation
minority interests	11	12	23	11	12	23	minority interests
net profit	359	-97	262	430	-130	300	**net profit**
net profit	359		262	430		300	net profit
dividend on cumulative preference shares	-22		-22	-22		-22	dividend on cumulative preference shares
net profit available to holders of ordinary shares	337		240	408		278	**net profit available to holders of ordinary shares**
average number of ordinary shares outstanding (x 1,000)	95,808		95,808	95,808		95,808	average number of ordinary shares outstanding (x 1,000)
net profit per ordinary share in €	3.52		2.51	4.26		2.90	**net profit per ordinary share in €**

CASH FLOW STATEMENT 2004 UNDER IFRS

in € million

NL GAAP			IFRS
OPERATING ACTIVITIES			**OPERATING ACTIVITIES**
net profit	262	300	net profit
adjustments to reconcile net profit with net cash provided by operating activities:			adjustments to reconcile net profit with net cash provided by operating activities:
– amortization and depreciation	524	612	– amortization and depreciation
– other changes in book value	112	4	– other changes in book value
– revenue from divestments	-18	-18	– revenue from divestments
– profit or loss of non-consolidated companies	-8	-9	– profit or loss of associated companies
– dividends paid by non-consolidated companies	7	7	– dividends paid by associated companies
– change in working capital	95	205	– change in working capital
– change in provisions	-80	26	– change in provisions
– other changes	17	-	– other changes
net cash provided by operating activities	911	1,127	subtotal
		-66	interest paid / received
		-77	income tax paid / received
		-63	other changes
		921	**net cash provided by operating activities**
INVESTING ACTIVITIES			**INVESTING ACTIVITIES**
investments in:			investments in:
– intangible fixed assets	-12	-12	– intangible assets
– tangible fixed assets	-322	-337	– property, plant and equipment
takeover price of consolidated companies acquired	-	-	takeover price of consolidated companies acquired
proceeds from sale of tangible fixed assets	28	28	proceeds from sale of property, plant and equipment
takeover price of consolidated companies sold	-	-	takeover price of consolidated companies sold
financial fixed assets:			financial assets:
– acquisitions	-	-	– acquisitions
– capital payments	-12	-12	– capital payments
– proceeds from sale of participations	-	-	– proceeds from sale of participations
– change in loans granted	10	10	– change in loans granted
net cash used in investing activities	-308	-323	**net cash used in investing activities**
FINANCING ACTIVITIES			**FINANCING ACTIVITIES**
loans taken up	47	64	loans taken up
redemption of loans taken up	-188	-197	redemption of loans taken up
changes in debts to credit institutions	-100	-103	changes in debts to credit institutions
dividend paid	-194	-194	dividend paid
purchase of own shares	-119	-119	purchase of own shares
share issue to service option rights	11	11	share issue to service option rights
changes in minority interest	-18	-18	changes in minority interest
net cash used in financing activities	-561	-556	**net cash used in financing activities**
	42	42	
exchange difference relating to cash held	-7	-7	exchange difference relating to cash held
change in cash	35	35	**change in cash**
cash at beginning of year	1,216	1,215	cash at beginning of year
cash at year-end	1,251	1,250	cash at year end

IFRS INCOME STATEMENT 2004 PER QUARTER

in € million

	1st QUARTER	2nd QUARTER	3rd QUARTER	4th QUARTER	YEAR
net sales	1,916	1,971	1,977	2,022	7,886
operating profit from ordinary activities excluding exceptional items plus depreciation and amortization	250	279	280	262	1,071
operating profit from ordinary activities excluding exceptional items	131	152	153	131	567
net finance costs	-16	-12	-16	-13	-57
profit from ordinary activities excluding exceptional items before taxation	115	140	137	118	510
tax on profit from ordinary activities excluding exceptional items	-25	-28	-24	-24	-101
profit of associates	2	2	3	3	10
profit from ordinary activities excluding exceptional items after taxation	92	114	116	97	419
minority interests in profit	5	1	3	2	11
net profit from ordinary activities excluding exceptional items	97	115	119	99	430
net result from exceptional items	-33	-	2	-99	-130
net profit	64	115	121	0	300
net profit	64	115	121	0	300
dividend on cumulative preference shares	-6	-5	-6	-5	-22
net profit available to holders of ordinary shares	58	110	115	-5	278

Appendix 6

RECONCILIATION OF EQUITY BETWEEN NL GAAP AND IFRS AS AT DECEMBER 31, 2004 AND JANUARY 1, 2005

in € million	SHARE CAPITAL	SHARE PREMIUM	TRANSLATION RESERVE	RESERVE FOR SHARE-BASED COMPENSATION	TREASURY SHARES	PROFIT FOR CURRENT YEAR	RETAINED EARNINGS***	SHAREHOLDERS' EQUITY	MINORITY INTERESTS' SHARE	GROUP EQUITY
equity under NL GAAP as at 31 December 2004	370	548	-	-	-	262	3,632	4,812	22	4,834
transition to IFRS:										
IFRS 2 Share-based payments				4		-6	-0	-2		-2
IFRS 3 Business combinations			-3			-	22	19		19
IAS 19 Employee benefits			4			77	118	199		199
IAS 28 Investments in Associates						1	6	7		7
IAS 31 Interests in Joint Ventures						-1	-3	-4		-4
IAS 37 Provisions						-33	34	1		1
reclassifications			-59		-288		347	-		-
total transition	-	-	-58	4	-288	38	524	220	-	220
equity under IFRS as at 31 December 2004*	370	548	-58	4	-288	300	4,156	5,032	22	5,054
IAS 32/39 Financial Instruments							7	7		7
equity under IFRS as at 1 January 2005**	370	548	-58	4	-288	300	4,163	5,039	22	5,061

* excluding IAS 32/39
** including IAS 32/39
*** called 'other reserves' under NL GAAP

BASIS OF PREPARATION

DSM's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), including International Accounting Standards (IAS) and Interpretations (IFRIC), as adopted for use in the European Union. The consolidated financial statements have been prepared under the historical cost convention, barring the exceptions mentioned below.

CONSOLIDATION

The consolidated financial statements comprise the financial statements of the parent entity, Royal DSM N.V., and its subsidiaries and joint ventures (together 'DSM' or 'Group').

A subsidiary is an entity over which DSM has control. Control is the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. The financial data of subsidiaries are fully consolidated. Minority interests in the Group's equity and income are stated separately.

A joint venture is an entity in which DSM holds an interest and which is jointly controlled by DSM and one or more other venturers under a contractual arrangement. The financial data of joint ventures are included in the consolidated financial statements according to the method of proportionate consolidation.

Subsidiaries and joint ventures are consolidated from the acquisition date and de-consolidated from the date on which DSM ceases to have control or joint control, respectively.

On consolidation all intra-group balances and transactions and unrealized gains and losses from intra-group transactions are eliminated.

Unrealized losses are not eliminated if these losses indicate an impairment of the asset transferred. In such cases a value adjustment for impairment of the asset is made.

An associate is an entity over which DSM has significant influence but no control, usually supported by a shareholding of between 20% and 50% of the voting rights.

Investments in associates are accounted for by the equity method of accounting, which involves recognition in income of DSM's share of the associate's profit or loss for the year. DSM's interest in an associate is carried in the balance sheet at its share in the net assets of the associate together with goodwill paid on acquisition, less any impairment loss.

When DSM's share in the loss of an associate exceeds the carrying amount of the associate, including any other receivables, the carrying amount is reduced to nil. No further losses are recognized, unless DSM incurs obligations of the associate which it has guaranteed or is otherwise committed to.

Unrealized profits and losses from transactions with associates are eliminated according to DSM's share in these entities.

FOREIGN CURRENCY TRANSLATION

The presentation currency of the Group is the euro.

Each entity of the Group records its transactions and balance sheet items in its functional currency, which may be different from the local currency.

Commercial transactions denominated in another currency than the functional currency are recorded at the spot exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in a currency other than the functional currency of the entity are translated at the closing rates at the balance sheet date.

Exchange differences resulting from the settlement of these transactions and from the translation of monetary items are recognized in income.

On consolidation, the balance sheets of subsidiaries and joint ventures whose functional currency is not the euro are translated into euro at the closing rate at the balance sheet date. The income statements of these entities are translated into euro at the average rates for the relevant period.

Goodwill paid on acquisition is recorded in the functional currency of the acquired entity.

Exchange differences arising from the translation of the net investment in entities with another functional currency than the euro are recorded in equity (Translation reserve). The same applies to exchange differences arising from borrowings and other financial instruments in this functional currency in so far as they hedge the currency exchange risk related to the net investment.

On disposal of an entity with a functional currency other than the euro the cumulative exchange differences relating to the translation of the net investment is recognized in income.

DSM has made use of the exemption in IFRS 1, according to which the cumulative translation differences at the date of transition to IFRS (1 January 2004) may be deemed to be zero.

INTANGIBLE ASSETS

Goodwill represents the excess of the cost of an acquisition over DSM's share in the net fair value of the identifiable assets, liabilities and contingent liabilities of an acquired subsidiary, joint venture or associate.

Goodwill paid on acquisition of subsidiaries and joint ventures is included in intangible assets. Goodwill paid on acquisitions of associates is included in the carrying amount of these associates.

Goodwill is tested for impairment annually and when there are indications that the carrying value may not be recoverable. Any impairment is recognized in income.

It was DSM's policy up to and including 1999 to eliminate goodwill paid immediately against equity. Under IFRS such goodwill will continue to be eliminated against equity. From 2000 up to and including 2003, goodwill was amortized over its estimated useful life.

DSM has made use of the exemption of IFRS 1 that permits entities to elect not to apply IFRS 3, Business Combinations, retrospectively. The carrying amount of the goodwill on 31 December 2003 according to NL GAAP is used as the deemed cost of the goodwill as at the date of transition to IFRS (1 January 2004).

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Acquired licenses, patents and application software are carried at cost less depreciation on a straight-line basis and less any impairment losses. The expected useful lives vary from 4 to 10 years.

Costs of software maintenance and new releases are expensed when incurred. Capital expenditure that is directly related to the development of application software is recognized as intangible assets and amortized over its estimated useful life (5-8 years).

Research costs are expensed when incurred.

Where the recognition criteria are met, development expenditure is capitalized and amortized over its useful life from the moment the product is launched commercially.

The carrying amount of an intangible asset from development is reviewed for impairment at each balance sheet date or earlier upon indication of impairment. Any impairment losses are recorded in income.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is carried at cost less depreciation calculated on a straight-line basis and less any impairment losses. In cases where the construction period is in excess of 12 months, interest during construction is capitalized.

Expenditures relating to major scheduled turnarounds are capitalized and depreciated over the period up to the next turnaround.

The components of property, plant and equipment are systematically depreciated over their estimated useful lives. Reviews are made annually of the estimated remaining lives of the most important individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. The initially assumed expected useful lives are: for buildings 10-50 years; for plant and machinery: 5-15 years; for other equipment 4-10 years. Land is not depreciated.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from continued use or the sale of the asset. Any gain or loss arising on derecognition of the asset is included in income.

IMPAIRMENT LOSSES

When there are indications that the carrying amount of an item of intangible assets, property, plant and equipment, or financial assets may exceed the estimated recoverable amount (the higher of its value in use and fair value less costs to sell), the necessity of an impairment loss is investigated. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

When the recoverable amount of an asset is less than its carrying amount, the carrying amount is written down to its recoverable amount.

An impairment loss is reversed when there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Impairment losses for goodwill will never be reversed.

FINANCIAL ASSETS

Loans and long-term receivables are measured at amortized cost, if necessary with deduction of a value adjustment for bad debts. The proceeds are recognized in income (Net finance costs).

Other securities include participating interests in entities in which DSM has no significant influence and investments that are available for sale.

Other securities are measured at fair value or maintained at cost if the fair value cannot be measured reliably.

Changes in the fair value of other securities measured at fair value are recorded in equity (Fair value reserve). On disposal the cumulative fair value adjustments of the related securities are released from equity and included in income.

Proceeds from other securities held at cost are recognized in income (Net finance costs).

INVENTORIES

Inventories are stated at the lower of cost and net realizable value. The first-in, first-out (FIFO) method of valuation is used, or, alternatively, weighted average cost where it approximates FIFO.

The cost of finished goods and intermediates includes directly attributable costs and related production overhead expenses.

Net realizable value is determined as the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

Products whose manufacturing cost cannot be calculated because of joint cost components are stated at net realizable price after deduction of a margin.

CURRENT RECEIVABLES

Current receivables are stated at face value less an allowance for bad debts.

CURRENT INVESTMENTS

Deposits held at call with banks with a remaining maturity of more than 3 months and less than 12 months are classified as current investments. They are measured at amortized cost. Proceeds from these deposits are recognized in income (Net finance costs).

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash at bank and in hand and deposits held at call with banks with a remaining maturity of less than 3 months. Bank overdrafts are included in current liabilities. Cash and cash equivalents are stated at face value.

SHAREHOLDERS' EQUITY

DSM's ordinary shares and cumulative preference shares are classified as equity.

The consideration paid for repurchased DSM shares (treasury shares) is deducted from Shareholders' equity until the shares are withdrawn or reissued.

Dividend to be distributed to holders of ordinary shares is recognized as a liability in the period in which the Supervisory Board of Directors approved the proposal for profit distribution.

BORROWINGS

Borrowings are initially recognized at cost, being the fair value of the proceeds received, net of transaction costs. Subsequently, borrowings are stated at amortized cost using the effective interest method.

Amortized cost is calculated by taking into account any discount or premium.

Interest expenses are accrued for and recorded in income for each period.

Where the risk relating to a long-term borrowing is hedged, and the hedge is regarded as effective, the carrying amount of the long-term loan is adjusted for changes in fair value.

Amounts payable within 12 months on long-term borrowings are included in Current liabilities

PROVISIONS

Provisions are recognized when all of the following conditions are met: 1) there is a present legal or constructive obligation as a result of past events; and 2) it is probable that a transfer of economic benefits will settle the obligation; and 3) a reliable estimate can be made of the amount of the obligation.

If the effect of the time value of money is material, provisions are determined by discounting the expected cash flows at a pre-tax rate. Where discounting is used, the increase in the provision due to the passage of time is recognized as borrowing cost.

However, the interest costs relating to pension obligations are included in pension costs.

Any provision for site restoration is made when the investment project concerned is taken into operation. The capitalized cost of the provision are included in Property, plant and equipment, along

with the historic cost of the relating asset, and depreciated over the useful life of the asset.
Amounts that will be withdrawn from provisions within 12 months are transferred to Current liabilities.

INCOME TAXES

Besides the taxes currently payable or receivable for the year under review, the charge for taxation includes the deferred tax assets and liabilities.
Deferred tax assets and liabilities are measured at the tax rates and under the tax laws that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related deferred tax assets are realized or the deferred tax liabilities are settled.
Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and unused tax losses can be utilized. If necessary a value adjustment is deducted.
Deferred tax assets and liabilities are stated at face value.
Deferred tax liabilities relating to withholding taxes are included only if and to the extent that DSM intends to distribute the profits made by subsidiaries in the form of dividend in the near future.

PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

The Group operates a number of defined benefit and contribution plans throughout the world, the assets of which are generally held in separately administered funds. The pension plans are generally funded by payments from employees and by the relevant entities.
The Group also provides certain additional post-employment healthcare benefits to retired employees in the United States. These benefits are unfunded.
For defined benefit plans, pension costs are determined using the projected unit credit method.
Actuarial gains and losses are recognized in income, spread over the average remaining service lives of employees, using the corridor approach.
Prepaid pension costs relating to defined benefit plans are capitalized only if they lead to refunds to the employer or to reductions in future contributions to the plan by the employer.
Payments to defined contribution schemes are charged as an expense as they fall due.

SHARE-BASED COMPENSATION

The costs of option plans are measured by reference to the fair value of the options at the date at which the options are granted. The fair value is determined using the Black-Scholes option model, taking into account market conditions linked to the price of the DSM share.
The costs of these options are recognized in income (Labour costs), together with a corresponding increase in equity (Reserve for share-based compensation) during the vesting period in the case of share-settled options. In the case of cash-settled options (share appreciation rights) the contra-account is Provisions.
No expense is recognized for options that do not ultimately vest, except for options where vesting is conditional upon a market condition, which are treated as vesting, irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.
DSM has taken advantage of the transitional provisions of IFRS 2 in respect of equity-settled options and has applied IFRS 2 only to equity-settled options granted after 7 November 2002 that had not vested on or before 1 January 2005.

LEASES

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.
Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.
Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

REVENUE

Revenue from the sale of goods is recognized when the significant risks and rewards of ownership are transferred to the buyer.
Revenue from the rendering of services is recognized by reference to the stage of completion.
Net sales represents the invoice value less estimated rebates and cash discounts, and excluding value-added taxes
Royalty income is recognized (Other operating revenue) on an accruals basis in accordance with the substance of the relevant agreements.
Interest income is recognized on a time-proportion basis using the effective interest method.
Dividend income is recognized when the right to receive payment is established.

GOVERNMENT GRANTS

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.
When the grant relates to an expense item, it is recognized as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.
Where the grant relates to an asset, the fair value is initially recognized as deferred income (Other non-current liabilities) and then released to income over the expected useful life of the relevant asset by equal annual amounts.

RESEARCH AND DEVELOPMENT

Research expenditure is charged to income in the period in which it is incurred.
Internal development expenditure is charged to income in the period in which it is incurred unless it meets the recognition criteria of IAS 38 'Intangible Assets'.

DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses derivative financial instruments ('derivatives') such as foreign currency contracts and interest rate swaps to hedge its risks associated with foreign currency and interest rate fluctuations. Financial derivatives are initially recognized in the balance sheet at cost and subsequently measured at their fair value on each balance sheet date. The method of recognizing the resulting gains or losses is dependent on the nature of the item being hedged.
When derivative contracts are entered into, the Group designates them as either hedges of the fair value of recognized assets or liabilities (fair value hedges), hedges of firm commitments or forecast transactions (cash flow hedges) or as hedges of net investments in entities with a functional currency other than the euro.

Changes in the fair value of derivatives designated and qualifying as fair value hedges are immediately recognized in income, together with any changes in the fair value of the hedged assets or liabilities attributable to the hedged risk. The gain or loss relating to the ineffective portion is immediately recognized in income.
Changes in the fair value of derivatives designated and qualifying as cash flow hedges are recognized in equity (Hedging reserve). Upon recognition of the related asset or liability the cumulative gain or loss is transferred from the Hedging reserve and included in the carrying amount.
Changes in the fair value of derivatives designated and qualifying as net investment hedges are recognized in equity (Translation reserve). However, the gain or loss relating to the ineffective portion is immediately recognized in income. Gains and losses accumulated in the Translation reserve are included in income when the net investment is disposed of.



ANNUAL REPORT

Copies of this report (which is also available in the original Dutch version) can be ordered by phone (+31 800 0233480) or e-mail (DSM@servicebureau.nl).

INTERNET

The information contained in this annual report is also available via DSM's website: **www.dsm.com**
You can view the annual report online and download and print parts of it.

INFORMATION

Our other publications and sources of information are:

- Internet: **www.dsm.com**
- Triple P Report 2004
- Brochure: The Unlimited World of DSM

ADDRESSES

Institutional and private investors and financial analysts should contact:
DSM, Investor Relations, P.O. Box 6500, 6401 JH Heerlen, The Netherlands
tel. +31 45-5782864, fax +31 45-5782595
e-mail: investor.relations@dsm.com

Those who are interested in DSM in general should contact:
DSM, Corporate Communications, P.O. Box 6500, 6401 JH Heerlen, The Netherlands
tel. +31 45-5782421, fax +31 45-5740680
e-mail: media.relations@dsm.com

GENERAL INFORMATION

Production: DSM, Corporate Communications
Translation: DSM, Language Services Department
Photography: Gregor Ramackers, Maastricht, The Netherlands
Printing: Drukkerij Maetch, Valkenburg, The Netherlands

HEALTH AND NUTRITION

For many years now, DSM has been active in life and health oriented products such as nutritional ingredients for humans and animals and a wide range of materials that are used in leisure applications such as sports goods. The company also produces pharmaceutical ingredients and specific high-performance materials for medical applications, such as a microporous membrane used in transdermal patches and a superstrong fibre used in surgical sutures. DSM thinks the combination of chemistry, biology and materials science will generate many more innovative, 'smart' and healthy ingredients and materials.

DSM's involvement in nutrition and in for example personal care products greatly increased in 2003 when it took over Roche's Vitamins & Fine Chemicals division. The situation today is that the company generates about half of its sales in the life sciences. DSM does a great deal of research in the field of food ingredients and often works with research companies and institutes.

DSM's new portfolio enables the company to respond to major social trends such as the growing attention attracted by health issues, the popularity of healthy diets, the growth of the world population and the aging of the population. DSM is primarily active behind the scenes, supplying its products around the world to hundreds of manufacturers of branded medicines, foodstuffs and animal feeds. The company supplies ingredients for products that help combat cardiovascular disease, obesity, diabetes and diseases of the bones, intestines and eyes. Finally, DSM produces a number of building blocks for personal care products, such as vitamins for skin creams and sunblockers that provide protection against the damaging effects of ultraviolet radiation.

DSM's Triple P Report *(People, Planet, Profit)* for 2004 also contains information on this theme and sets out the company's standpoints on a range of topical food and health issues.

TRIPLE P REPORT 2004 ROYAL DSM N.V.



Unlimited. DSM

The DSM Triple P Report 2004 is published by:
Royal DSM N.V.
P.O. Box 6500
6401 JH Heerlen
The Netherlands
© 2005

Copies of this report (which is also available in the original Dutch version) can be ordered by phone (+31 800 0233480) or e-mail (DSM@servicebureau.nl).

Project Management:
Angelique Heekman and Nelleke Barning

Editorial Committee:
Kees Bennebroek, Jan Berends, Poppe Geertsma,
Ellen Kuppens, Daniëlle Petra and Henk Slegers

Consultancy and text writing:
The Bitter End, Don Croonenberg, Eindhoven

Translation:
DSM Language Services Department

Photography:
Gregor Ramaekers, Maastricht (the Netherlands)
Peter Strelitski, Amsterdam (the Netherlands)

Printing:
Drukkerij Maetch, Valkenburg (the Netherlands)

For further information, or if you would like to comment on this report, please contact:
DSM Corporate Communications
P.O. Box 6500
6401 JH Heerlen
The Netherlands
Telephone: +31 45 57 82421
Fax: +31 45 57 40680

E-mail: **media.relations@dsm.com**
Internet: **www.sustainability.dsm.com**

DSM Organogram / February 2005

MANAGING BOARD OF DIRECTORS

Peter Elverding (Chairman)
Jan Zuidam (Deputy Chairman)
Jan Dopper
Henk van Dalen
Feike Sijbesma

Corporate Secretariat
Paul Fuchs

DEPARTMENTS

Finance & Economics
Arnold Gratama van Andel

Human Resources
Ben van Dijk

Planning & Development
Hein Schreuder

Research
Emmo Meijer

LIFE SCIENCE PRODUCTS

DSM Fine Chemicals
Jan Wolters


30
20

DSM Pharmaceutical Products
Leendert Staal



DSM Anti-Infectives
Nico Gerardu



DSM Food Specialties
Rob van Leen



DSM Bakery Ingredients
Bert Jongejan



DSM NUTRITIONAL PRODUCTS

Bob Hartmayer

Human Nutrition and Health



Animal Nutrition and Health



Personal Care



PERFORMA

DSM Elasto
Ben van Koc



DSM Coatin
Don Versteg



Legal Affairs
Pieter de Haan

Communications
Bernard van Schaik

Safety, Health, Environment & Manufacturing
John Prooi

ICT
Jo van den Hanenberg

Corporate Operational Audit
Roelof Mulder

Unlimited. **DSM**

...CE MATERIALS

...ers
...n



DSM Engineering Plastics
Jos Goessens



... Resins



DSM Composite Resins
Jan-Paul de Vries



INDUSTRIAL CHEMICALS

DSM Fibre Intermediates
Bill Price



DSM Melamine
Hans Dijkman



DSM Agro
Renso Zwiers



DSM Energy
Frank Choufoer



OTHER ACTIVITIES

DSM Venturing & Business Development
Henk Numan

Energie Beheer Nederland
Rob Atsma

DSM Industrial Services / DSM Nederland
Just Fransen van de Putte

APPENDIX

GLOBAL REPORTING INITIATIVE (GRI) GUIDELINES – GENERAL

Indicator number		Chapter
VISION AND STRATEGY		
1.1	Statement of the organization's vision and strategy regarding sustainable development	Sustainability in business
1.2	Statement from the CEO describing key elements of the report	Message from the chairman
PROFILE		
	ORGANIZATIONAL PROFILE	
2.1	Name of reporting organization	The DSM Community + Annual Report
2.2	Major products and/or services, including brands if appropriate	The DSM Community + Annual Report
2.3	Operational structure of the organization	The DSM Community + Annual Report
2.4	Description of major divisions, operating companies, subsidiaries and joint ventures	The DSM Community + Annual Report
2.5	Countries in which the organization's operations are located	The DSM Community + Annual Report
2.6	Nature of ownership: legal form	Corporate governance
2.7	Nature of markets served	Key figures Profit
2.8	Scale of the reporting organization	Key figures 2004
2.9	List of stakeholders, key attributes of each, and relationship to the reporting organization	Our stakeholder approach
	REPORT SCOPE	
2.10	Contact person(s) for the report, including e-mail and web addresses	Cover
2.11	Reporting period	Reporting policy
2.12	Date of previous report	Reporting policy
2.13	Boundaries of report (countries/regions, products/services etc.) and any specific limitations	Reporting policy
2.14	Significant changes in size, structure, ownership, etc.	Reporting policy
2.15	Basis for reporting on joint ventures etc. affecting comparability from period to period	Reporting policy
2.16	Explanation/nature of any re-statements of earlier reports (e.g. mergers/acquisitions)	Reporting policy
	REPORT PROFILE	
2.17	Decisions not to apply GRI principles/protocols in the preparation of the report	Reporting policy
2.18	Criteria/definitions used in accounting for cost/benefits	Reporting policy
2.19	Significant changes in measurement methods	Assurance report
2.20	Policy and internal practices to enhance accuracy, completeness and reliability	Reporting policy
2.21	Policy and current practice on independent assurance	Assurance report
2.22	Means by which report users can obtain additional information	Cover
GOVERNANCE STRUCTURE AND MANAGEMENT SYSTEMS		
	STRUCTURE AND GOVERNANCE	
3.1	Governance structure of the organization (incl. major committees)	Corporate governance
3.2	Percentage of the Board of Directors (Supervisory Board) that are independent/ non-executive directors	Annual report
3.3	Process for determining the expertise board members need to guide strategic direction	Annual report
3.4	Board-level processes for overseeing economic/environmental/social risks and opportunities	Corporate governance
3.5	Linkages between executive compensation and achievement of non-financial goals	Annual report
3.6	Organizational structure/responsibilities for oversight, implementation and audit of relevant policies	Corporate governance
3.7	Mission/values/codes of conduct/principles and status of implementation	DSM Values
3.8	Mechanisms for shareholders to provide recommendations to Board of Management	Our stakeholder approach
	STAKEHOLDER ENGAGEMENT	
3.9	Basis for identification and selection of major stakeholders	Our stakeholder approach
3.10	Approaches to stakeholder consultation in terms of frequency of consultation by type	Our stakeholder approach
3.11	Type of information generated by stakeholder consultations	Our stakeholder approach
3.12	Use of information resulting from stakeholder engagements	Our stakeholder approach
	OVERARCHING POLICIES AND MANAGEMENT SYSTEMS	
3.13	Explanation of how the precautionary principle is addressed by the organization's policies	A brief introduction
3.14	Subscription to externally developed/voluntary charters/principles/initiatives	Our stakeholder approach
3.15	Principal industry and business association membership	Our stakeholder approach
3.16	Policies/systems for supply chain management and product stewardship	Sustainability in business
3.17	Approach to managing indirect impacts resulting from activities	Sustainability in business; Profit, Planet
3.18	Major decisions regarding locations or changes of operations	Reporting Policy
3.19	Programs and procedures for improvement programs/actions	Sustainability in business
3.20	Status of certification of environmental, labor, social accountability management systems	Corporate governance, Planet, Profit

GLOBAL REPORTING INITIATIVE (GRI) GUIDELINES – CORE INDICATORS

Indicator number		Chapter
ECONOMIC PERFORMANCE INDICATORS		
	CUSTOMERS	
EC1	Net sales	Profit: key figures
EC2	Geographic breakdown of key markets	Profit: key figures
	SUPPLIERS	
EC3	Cost of all goods, materials and services purchased	Profit: key figures
EC4	Percentage of contracts paid in accordance with agreed terms	*Not aggregated at corporate level*
	EMPLOYEES	
EC5	Total payroll and benefits broken down by country/region	Profit: key figures
	PROVIDERS OF CAPITAL	
EC6	Distribution to providers of capital broken down by interest/dividends on all classes of shares	Annual Report
EC7	Increase/decrease in retained earnings (ROACE)	Annual Report
	PUBLIC SECTOR	
EC8	Total sum of taxes per geographic region	*Not aggregated at corporate level*
EC9	Subsidies received per geographic region	*Not aggregated at corporate level*
EC10	Donations to community/civil society, broken down in terms of cash/in-kind	DSM and society
ENVIRONMENTAL PERFORMANCE INDICATORS		
	MATERIALS	
EN1	Total materials use, other than fuel and water, by type	*Not aggregated at corporate level*
EN2	Percentage of materials used that are waste from sources external to the reporting organization	-
	ENERGY	
EN3	Direct energy use segmented by primary source	Planet: energy use
EN4	Indirect energy use	Planet: energy use
	WATER	
EN5	Total water use	Planet: environmental performance
	BIODIVERSITY	
EN6	Location and size of land owned, leased or managed in biodiversity-rich habitats	*Not applicable*
EN7	Description of the major impacts on biodiversity in terrestrial, freshwater and marine environments	*Not applicable*
	EMISSIONS, EFFLUENTS AND WASTE	
EN8	Greenhouse gas emissions	Planet: key figures
EN9	Use and emissions of ozone-depleting substances	Planet: key figures
EN10	NO_X, SO_X and other significant air emissions by type	Planet: key figures
EN11	Total amount of waste by type and destination	Planet: key figures
EN12	Significant discharges to water by type	Planet: key figures
EN13	Significant spills of chemicals/oils/fuels in terms of total number and total volume	Planet: environmental performance
	PRODUCTS AND SERVICES	
EN14	Significant environmental impact of principal products and services	Planet
EN15	Percentage of weight of products sold reclaimable/reclaimed after use	*Not aggregated at corporate level*
	COMPLIANCE	
EN16	Incidents of and fines for non-compliance associated with environmental issues	Planet: environmental performance
SOCIAL PERFORMANCE INDICATORS LABOR PRACTICES AND DECENT WORK		
	EMPLOYMENT	
LA1	Geographical breakdown of workforce, where possible by region/country/status	People: key figures
LA2	Net employment creation and average turnover segmented per region/country	People: key figures
	LABOR/MANAGEMENT RELATIONS	
LA3	Percentage of employees represented by independent trade union per region/country	DSM values
LA4	Policy and procedure on information, consultation with employees (e.g. restructuring)	People: reorganizations

Indicator number		Chapter
	HEALTH & SAFETY	
LA5	Practices on recording/notification of occupational accidents/diseases (relation to ILO)	People: safety and health
LA6	Description of formal joint H&S committees/proportion of workforce represented in committees	People: safety and health
LA7	Standard injury, lost day and absent rates and work-related fatalities	People: safety and health
LA8	Description of policies or programs (for the workplace and beyond) on HIV/AIDS	-
	TRAINING & EDUCATION	
LA9	Average hours of training per year per category of employee	People: development, appraisal and motivation
	DIVERSITY AND OPPORTUNITY	
LA10	Description of equal opportunities policies or programs	People: diversity and flexibility
LA11	Composition of senior management and corporate governance bodies (including board of directors)	People: diversity and flexibility
HUMAN RIGHTS		
	STRATEGY AND MANAGEMENT	
HR1	Description of policies, corporate structure on human rights and monitoring mechanisms and results	DSM values
HR2	Evidence of consideration of human rights (investment/procurement/suppliers/ contractors)	DSM values; Profit: sustainability and value creation
HR3	Description of policy on human rights for supply chain and contractors; monitoring systems/results	DSM values; Profit: sustainability and value creation
	NON-DISCRIMINATION	
HR4	Description of global policies preventing all forms of discrimination and monitoring systems/results	DSM values
	FREEDOM OF ASSOCIATION/ COLLECTIVE BARGAINING	
HR5	Description of policies on freedom of association and programs	DSM values
	CHILD LABOR	
HR6	Description of policy excluding child labor, monitoring systems and results	DSM values
	FORCED AND COMPULSORY LABOR	
HR7	Description of policies on forced and compulsory labor, monitoring systems and results	DSM values
SOCIETY		
	COMMUNITY	
SO1	Description of policy on community impact, programs and monitoring systems and results	DSM and society; Innovation-lifeline; Health and Nutrition
	BRIBERY AND CORRUPTION	
SO2	Description of policy on bribery and corruption, and compliance mechanisms	DSM values
	POLITICAL CONTRIBUTION	
SO3	Description of policy for managing political and lobbying contributions, and compliance mechanisms	DSM values
PRODUCT RESPONSIBILITY		
	CUSTOMER HEALTH AND SAFETY	
PR1	Description of policy on customer health and safety through products and services, and results	Health & Nutrition
	PRODUCTS AND SERVICES	
PR2	Description of policy on product information and labeling, and compliance mechanisms	Innovation-lifeline; Health & Nutrtion; Planet
	RESPECT FOR PRIVACY	
PR3	Description of policy and management system for consumer privacy, and compliance mechanisms	*Not applicable*

CONTENTS

MESSAGE FROM THE CHAIRMAN

Sustainability is a process of continuous adjustment to the needs and expectations of our stakeholders. As a specialty company DSM realizes that only too well. At the same time, we are convinced of the added value of sustainable entrepreneurship, for our stakeholders and for our company.

In 2004 DSM made progress on each of the dimensions of *people, planet and profit*. That said, we are aware that further improvement is possible and necessary. Important topics relating to the *people* dimension are the reorganizations that are in progress and the follow-up to the working climate analysis that we held in 2004. The reorganizations carried out in 2004, some of which had already commenced in 2003, led to job losses. These are processes that have a major impact on the people concerned. With regard to the *planet* dimension, at year-end 2004 we had already achieved nine of the fourteen targets we had set for 2006. At the same time we see room for improvement on the *planet* dimension, for example in regions of the world where standards will have to be raised in the coming period. As regards *profit*, the performance of the majority of our businesses improved. But we are still not meeting our own profitability standards.

One of the tools we employ to embed sustainability in the organization and to stimulate further improvement is the Sustainability Issue Tracker, which we introduced last year. The Sustainability Issue Tracker is an integral element of the Strategic Data Checklist, one of the instruments used by our business groups in their strategy development process.

In 2005 we will evaluate our Vision 2005: *Focus and Value* transformation strategy and plot our course for the coming years. With this in mind, we have launched a new Corporate Strategy Dialogue (CSD), from which new options and opportunities for growth will emerge in 2005. Innovation and sustainable entrepreneurship will be explicit elements in this. These are also topics that we discuss regularly with suppliers, customers and research institutes.

DSM has succeeded in transforming itself into a multi-specialty company in a relatively short space of time. In line with our targets, about 80% of our portfolio now consists of specialties and our financial results have become more stable. DSM Nutritional Products, the Roche division that we bought at the end of 2003, is proving a good acquisition. Although restructuring proved inevitable, the organization is increasingly realizing its potential, including in the area of sustainable technology, where it is making an important contribution.
At the beginning of 2005 we completed the acquisition of NeoResins, a leading player in environmental-friendly water-based coatings and resins.

Innovation is and will remain of crucial importance for DSM. It is also a factor in the theme that we have chosen for this year's report. The transformation to a specialty company has brought about a substantial increase in the number of nutritional products and ingredients in our portfolio. That, together with the growing public interest in health issues, has led us to focus some extra attention on 'health and nutrition' in this report.



Peter Elverding, *Chairman of the Managing Board*

Various aspects of this topic are addressed, including our own products and technologies in this field but also our views on some of the issues that have given rise to public debate.

In 2004 DSM retained its title as the top-ranking company in the Dow Jones Sustainability Index for the European chemical industry. In this same index we were also voted the most sustainable chemical company in the world last year and DSM was included in the FTSE4Good index. DSM emerged as one of the leaders in the Transparency Benchmark 2004, a survey of reporting on sustainability covering 175 companies in the Netherlands. And for the second time we were nominated for the ACC Award. We take these expressions of esteem as a stimulus to make further progress since despite the good record, there is still enough that needs to improve.

I invite you to read this report and to give your views on it. We value a good dialogue with our stakeholders and this report can play a useful role in that dialogue.

Peter Elverding
Chairman of the Managing Board
peter.elverding@dsm.com

CEFIC CHAIRMANSHIP

In October 2004 Peter Elverding was appointed as Chairman of CEFIC, the European Chemical Industry Council, an organization that represents the interests of around 29,000 chemical companies in Europe with a total of 1.7 million employees and together accounting for more than 30% of global chemical output. At his inauguration speech Elverding addressed the theme of 'Trust' and discussed, among other things, the importance of a better dialogue between all stakeholders and greater transparency. He also discussed the great social and economic significance of the chemical and biotechnology industries against the background of the often critical perceptions held by the general public.

You will find Mr Elverding's complete speech at **www.cefic.org.**


cefic


05
Member of
Dow Jones
Sustainability
Indexes
DJSI

SUMMARY

The purpose of this report, which has been produced on the basis of the GRI guidelines, is to inform stakeholders about our Triple P ambitions (People, Planet and Profit) and the progress we have made in realizing them. As far as we are concerned, the need for sustainable development is beyond debate. Sustainable entrepreneurship involves the simultaneous pursuit of profitable economic growth, further development of our employees, good corporate citizenship and sustainable use of natural resources. As a stakeholder company we attach the utmost importance to building trust, by performing well and holding a constructive dialogue with stakeholders.

In 2004 there were many developments at DSM on the dimensions of *people, planet and profit*. With regard to the *people* dimension, the year was characterized by a large number of restructuring operations. To gain a better insight into our employees' motivation and commitment, we held a Working Climate Analysis in June 2004. Practically all of the targets relating to human resources that were formulated in 2002 have now been met and we are well on our way to meeting the additional targets set in 2003. There were several improvements in terms of safety, health and the environment in 2004. Absenteeism rates, including the data for DSM Nutritional Products, improved relative to 2003. Since the definition and perception of 'occupational disease' vary greatly in different parts of the world, we will first attempt to further standardize the reporting of occupational diseases before adopting the number of cases of occupational disease as a benchmark for health at DSM. The total number of accidents decreased by more than 20%.

With regard to the *planet* dimension, our environmental strategy is focused on targets that must be met before the end of 2006. In 2004, nine of the fourteen environmental targets for 2006 had already been met. The number of environmental incidents decreased by 30%. We carried out benchmark studies for a large number of activities to identify opportunities for further improvement on the planet front.

With regard to the *profit* aspect we can report that the company's sales and financial results improved in 2004, while the balance sheet remained strong. Important targets set out in our Vision 2005: *Focus and Value* strategy program were realized in the year under review, although further structural improvement of the company's profitability will remain a priority. In 2003 we launched the Sustainability Issue Tracker and we spent last year embedding it in our strategy development processes.

A lot of attention was given in 2004 to drafting and implementing our updated Corporate Requirements. The implementation of these Requirements will continue in 2005.

In 2003 and 2004 we launched a large number of projects designed to promote sustainability and sustainable enterprise in the organization. Our priority in 2005 will be to integrate these activities more deeply in the organization. We believe that sustainable entrepreneurship has a positive influence on the value that DSM creates and on the working conditions we offer our employees, but naturally also on the environment in which we operate. Innovative specialty products with a better performance in terms of sustainability are more successful in the market than conventional products. Sustainable innovation also helps us to reduce costs and develop new, improved products.

Sustainable enterprise is a process of constant improvement. This report covers both our successes and the difficulties we have encountered in achieving our Triple P ambitions. In addition to reading this report, we recommend that readers also visit our 'sustainability world' website (**www.sustainability.dsm.com**). On this website, a glossary with the most important terms used in this report is included.

KEY FIGURES 2004*

	2004	2003
PEOPLE		
Number of employees (year-end)	24,180	26,111
Number of employees per country/region		
Netherlands	7,529	7,996
Rest of Europe	8,095	8,845
North America (USA and Canada)	3,291	3,764
Asia - Pacific	3,519	3,597
Rest of the world	1,746	1,909
Female/male ratio, %	23/77	22/78
Salaries (€ million)	1,487	1,215
Work related illness cases	20	27
Number of lost workday cases	41	43
Frequency Index (lost workday cases per 100 employees)	0.22	0.23
Frequency Index (total number of recordable accidents per 100 DSM and contractor employees)	0.88	1.13
PLANET		
Energy consumption in PetaJoules	66	66
Non-reusable waste (x 1,000 tonnes)	40	38
Greenhouse gas emissions in million tonnes of CO_2 equivalent	9.3	9.3
Airborne emissions of volatile organic compounds (VOC) (x 1,000 tonnes)	9	9
Emissions to water (chemical oxygen demand (x 1,000 tonnes)	33	36
Environmental incidents	522	746
Environmental complaints	102	184
PROFIT (€ million)		
Net sales	7,752	6,050
Operating profit (excluding exceptional items) plus depreciation & amortization (EBITDA)	1,013	723
Capital expenditure incl. acquisitions	334	1,994
R&D expenditure	286	268
Net profit	262	139
Cash flow	786	568
Return on investment (ROI, %)	8.3	5.9
Net earnings per ordinary share (€)	2.51	1.24
Dividend per ordinary share (€)	1.75	1.75

* The effects of changes in consolidation are detailed in the relevant chapters. For the significance of these data, see the chapter 'Reporting policy and justification of choices made' on page 49.

A BRIEF INTRODUCTION

THE DSM COMMUNITY

At year-end 2004 DSM employed 24,180 people in approximately 50 countries (26,111 in 2003). The decline in DSM's workforce in 2004 was mainly due to divestments and reorganizations. DSM has a presence on five continents. The majority of our employees work in Europe (almost 65%), while the company generates almost half of its sales outside Europe (47%), of which 21% in North America and 26% in other regions, principally Asia. The majority of our products are targeted at the Food & Feed, Pharmaceuticals, Building and Automotive/Transport markets.

DSM VALUES AND POSITION PAPERS

- *Valuable Partnerships*
- *Respect for People*
- *Good Corporate Citizenship*

The extended version of our DSM Values can be found on **www.sustainability.dsm.com**

In March 2002 we introduced the DSM Values. These are the values that serve as the blueprint for our actions and against which we evaluate the conduct of the company and its individual employees. This means the DSM Values remain a source of inspiration for and the cornerstone of our sustainability policy. They channel the strategic, innovative and customer-driven approach to sustainability. In 2003 we disseminated and promoted the DSM Values, both internally and externally. In the previous Triple P Report we wrote that by the end of 2003 most employees were aware of the DSM Values, and the working climate analysis that was carried out in 2004 (see page 24) confirmed that. More than 80% of respondents described the DSM Values as 'clear' (compared with 76% in the reference group). 61% of the employees agreed with the statement that decisions taken by management are consistent with the DSM Values; the score in the reference group was 58%.

At management level, a statement that the DSM Values were being complied with was incorporated in the so-called Letter of Representation (see page 14 for more details) in 2003.

To highlight the DSM Values even more clearly in our organization and processes, in 2004 we incorporated the majority of them in our revised Corporate Requirements and the associated Practices (working methods). These documents set out in specific terms what everyone is expected to do to put the DSM Values into practice.



Besides fleshing out our Values in the revised Corporate Requirements we took various initiatives to explain our core values as clearly and explicitly as possible to all employees. For example, a number of workshops were organized for staff of marketing and purchasing departments to identify and discuss potential dilemmas. And at the end of 2004 more than 100 personnel managers of DSM attended 'Making Our Values Visible', a conference intended to emphasize the importance of and interrelationship between our Values and the revised Corporate Requirements.

RESPECT AND REORGANIZATIONS

During that conference Professor Lynda Gratton of the London Business School gave a presentation on the tension between the propagation of corporate values during periods of restructuring and the tightening up of the Corporate Requirements. She stressed the importance of communication (one of the tools used in giving shape to the value 'Respect for People') in good times and in bad. It is obvious that during restructuring operations a high priority should be given to effective communication with the people impacted by the reorganization. But it is also crucial to communicate intensively with the people who keep their jobs. This communication should preferably be interactive. Lynda Gratton's advice: give employees a voice and a choice.

The link with the DSM Values was also made in the afternoon program when a number of important topics relating to human resources at DSM were discussed. During a workshop on globalization there was a lengthy discussion of cultural and behavioural differences with regard to 'Respect for People' in an international context. In the Continuous Transformation workshop the reorganization of DSM Nutritional Products (the first phase of the Vital project) was explicitly addressed. What does 'Respect for people' mean during a major reorganization? Crucial elements are a clear vision, evident commitment on the part of management and open dialogue with employees.

DSM POSITION PAPERS

In 2004 we set out our positions on a number of important and socially relevant topics in formal position papers. These papers are referred to in several places in this report and you can find the full text on our website at **www.sustainability.dsm.com** (see under Vision and Policy). The subjects covered are chemicals policy in the EU, European legislation on enzymes, the Netherlands' implementation of the European directive on biotechnology patents, the European Food Authority, legislation on labelling, industrial biotechnology, and the use of animal testing.

OUR STAKEHOLDER APPROACH

Communication with our main external stakeholders is an integral part of our strategy, both at business group and at corporate level. This approach fits in with a policy that is aimed at ensuring the future of DSM, particularly in the long term.

Following the publication of our Triple P Report for 2003 we conducted a qualitative survey among a number of our main stakeholders. They generally gave a high rating to our Triple P Report, but they also made many suggestions for improvement.

It is important to note that all stakeholder groups want more information about topics that are of special relevance to them. For example, local governments want to know more about the local situation, financial analysts are primarily interested in information about the financial consequences of measures we are taking and NGOs (non-governmental organizations) want information about topics in their own sphere of interest. We have tried to meet these information needs this year by expanding our sustainability website. In addition, we have incorporated a number of recommendations directly in our report. For example,

DIRECT INVOLVEMENT IN NETWORKS AND TRADE ASSOCIATIONS

DSM is aware of the important role of networks and trade associations in the dialogue with stakeholders. This is why numerous DSM employees and members of its Managing Board hold official positions in many such organizations.
They include:

ACC (American Association of Chemical Companies):
DSM Managing Board Chairman Peter Elverding is a member of the Executive Board of the ACC.

Bio (US) (Biotechnology Industry Organization): an American trade association for the biotechnology industry.
Leendert Staal, director of DSM Pharmaceutical Products, is a member of this organization.

CBCSD (China Business Council on Sustainable Development): Chinese and international companies, the government and local communities work together to foster sustainable development in the CBCSD.
Stefan Sommer, director of DSM China, is a member of the CBCSD.

CEFIC (European Association of Chemical Companies): CEFIC is an organization that represents the interests of the chemical industry in Europe.
Peter Elverding is President of CEFIC and Jan Dopper (member of the DSM Managing Board) is a member of CEFIC's Research & Science Board.

The Energy Efficiency Benchmarking Covenant: this is a covenant that energy-intensive companies in the Netherlands have signed with the Dutch Ministries of Economic Affairs and the Environment. Under the covenant, these companies are striving to rank among the global front runners (the top 10%) in energy efficiency and thus contribute to the effective implementation of the Kyoto Protocol.
DSM Board member Henk van Dalen is a member (on behalf of the Dutch chemical industry) of the Benchmarking Committee that is responsible for the implementation of the covenant.

EuropaBio (European Biotechnology Association): EuropaBio concentrates mainly on representing the interests of its members in Europe, but also represents the members in transatlantic and worldwide forums.
Feike Sijbesma (member of the DSM Managing Board) is President of the Board and the Executive Committee of EuropaBio.

NIABA (The Netherlands Biotechnology Association): Niaba lobbies for companies and organizations involved in developing and/or using biotechnology. Its focus is primarily on the Netherlands, but it is also an active member of EuropaBio, the European umbrella organization for the biotechnology sector.
Rob van Leen (Businessgroup director of DSM Food Specialties) is President and Colja Laane (Corporate Scientist DSM Life Sciences) is a Board Member of NIABA.

SGCI (Swiss Society of Chemical Industries): SGCI is the umbrella organization of the chemical and pharmaceutical industry across the whole of Switzerland. Its 200 member companies are active mainly in the research, development, production or sale of pharmaceutical specialities, vitamins, industrial speciality chemicals, plant protection products as well as aromas and fragrances.
Feike Sijbesma is a Board Member of the SGCI.

VNCI (Association of the Dutch Chemical Industry): VNCI represents the interests of the chemical industry in the Netherlands.
Jan Zuidam (deputy chairman of the DSM Managing Board) is vice-president of the VNCI.

VNO-NCW (the Confederation of Netherlands Industry and Employers): VNO-NCW represents the common interests of Dutch industry at both national and international level.
Peter Elverding is a member of the Executive of VNO-NCW and Jan Zuidam is chairman of the Technology Committee of VNO-NCW.

WBCSD (World Business Council on Sustainable Development): The WBCSD is a worldwide organization for the promotion of sustainable development.
Peter Elverding is a Council Member.

We encourage our employees to take an active part in these and other associations, for example by participating in various consultative forums and working groups.


DSM

World Business Council for Sustainable Development

cefic

EUROPABIO

VNCI

this year we have included the GRI index in the printed version of our report and, following another specific recommendation, we have attempted to clarify our positions on a number of issues. These include CO_2 emission trading and biomonitoring. As in previous years, we will ask a selection of major stakeholders for feedback on our Triple P Report 2004.

We naturally regard customers and suppliers as important stakeholders that contribute directly to value creation for the company. DSM's active Product Stewardship policy is designed to continually improve the performance of a product in terms of safety, health and the environment throughout its lifecycle (the chain). In 2003 and 2004 our business groups explored options for further improvement with their customers and suppliers. A number of business groups have taken action to put them into effect. You will find examples of these efforts throughout this report.

We also regard investors as an important and influential stakeholder group. It is a group that is increasingly interested in our policy on sustainability. Consequently, DSM is steadily expanding the information it provides to investors about its results. In addition to our financial results, every quarter we report on our safety record. In 2004 investors visited several production sites to take a closer look at our activities and to study their prospects. DSM increasingly includes reports on its Triple P activities in the road shows it holds for investors.

Government bodies are also important stakeholders, because they play a facilitating role by formulating and implementing policies through rules, facilities and controls. DSM provides input and makes proposals for effective policy to government bodies in a number of areas. Examples include emission and waste reduction through agreements such as the Business Environmental Plans in the Netherlands and requirements, standards, infrastructure and regular inspections to improve safety around production sites and during transport by road and rail. DSM also makes suggestions on issues of international concern such as climate change and measures to strengthen the European knowledge-based economy.

In order to secure and maintain our license to operate, it is crucial that we maintain a good relationship with our neighbours. DSM strives to report openly and frequently about ongoing activities and new projects and about incidents that could cause a nuisance. Regular meetings are held to inform the public about the measures being taken to reduce any nuisance that is caused. Every year a great many local residents visit our manufacturing and research locations. The Chemistry Open Day in Geleen (the Netherlands) attracted a record number of more than 5,000 visitors in 2004. DSM's commitment also extends to providing practical assistance and donations for activities that make the local community a better place to live, work and relax.



***Prof. Gerard Keijzers**, Center for Sustainability*
Nyenrode University (the Netherlands)

INNOVATION STRATEGIES FOR A SUSTAINABLE WORLD

I know DSM as a company that takes environmental issues very seriously. DSM has always been an industry front-runner in developing environmental policies, both the Netherlands and in Europe. But DSM does more than just making serious business of the environment. The company is also at the forefront when it comes to developing innovation policies to support sustainable development. Internally in the business groups extensive and comprehensive strategic audits are conducted to explore new opportunities to improve production processes and to develop new products. Improvements which contribute to the DSM group's economic and sustainability performance. In addition, DSM has acquired and is acquiring new companies with the aim of enhancing its strategic business position and improving its capacity for innovation. Innovation not just for the sake of innovation, but to safeguard the company's ability and flexibility to meet the demands of the future. In this way DSM has achieved an impressive transformation into one of the most modern industrial companies in the world.

This kind of transformation is not something the company can accomplish entirely on its own. DSM will always need to engage in a dialogue with all kinds of stakeholder groups in order to understand the changing needs of society. DSM should not be afraid of this collaboration with societal groups. It should be open in the confrontation with demands from society. New innovative products. Cleaner production processes. Fully re-usable products and materials. Affordable products available even to the poorer populations in developing countries.

It is my firm belief that DSM is on the right track. The company is innovative and open to society. It is built to last. The company has every reason to be outspoken about the way it shapes its social responsibility. It should set itself as an example, a standard to be met by others.

Prof. Gerard Keijzers

www.nyenrode.nl/sustainability

An important target group and negotiating partner for DSM are non-governmental organizations (NGOs), associations that represent the interests of specific groups in society or act as lobbyists on specific problems relating to the environment, nature, human rights and animal welfare. As governments lose the ability to produce solutions to these problems, these NGOs contact companies directly to put pressure on them or to seek their support and knowledge for other projects that could yield improvements. DSM welcomes a dialogue with these organizations.

The groups mentioned here are our external stakeholders. Within the company the most important partner in the dialogue is of course the workforce. We value good and intensive communications between management and employees. This communication takes many forms, the most important of which are the regular progress meetings and organized consultation at national and international level.

The Working Climate Analysis (see page 24) provides affirmation of our efforts to communicate with employees. The majority of respondents said they felt that DSM employees were kept very well informed about events that affected them.

DSM AND SOCIETY

With operations at more than 250 sites in about 50 countries, DSM is a member of many communities. One of our core values is good corporate citizenship: we always strive to be a good member of the communities in which we operate and we encourage our employees to adopt a civic-minded and socially responsible attitude. We are fully aware that local traditions, customs and priorities differ from one community to another, and we respect these differences. That is why our sites are to a large extent free to determine how they should act in their dealings with their local community. As we reported last year, in 2002 and 2003 all our production sites prepared a communication plan to give attention to their relationship with the community on ongoing bases. In 2004 we followed up on these initiatives. Examples of our sites' initiatives in this field are open days, donations, project sponsoring activities, joint research and financial and other support for educational projects and cultural events. In 2004 DSM spent a total of roughly € 2.2 million worldwide on these types of activity.

One event that deserves a special mention is the Dream Action that started in 2002. The event was designed to highlight the most important principle of our 'corporate citizenship' policy, which is to make available the know-how and expertise, in other words the talent, of our employees, for the good of society. Below we describe how many DSM employees turned their dreams into reality.

DREAM ACTION

DSM celebrated its centenary in 2002 and to mark the event we launched the Dream Action, providing talent, know-how and money for projects to help the world around us. Out of more than 700 dreams that were submitted from DSM sites around the world fourteen were selected to come true.

MembraneWater4Life

DSM employees developed a small, cheap and user-friendly instrument for producing bacteria-free drinking water in households based on DSM's membrane technology. The instrument will be mass-assembled in India and will prove welcome in developing countries. The Dutch development organization NOVIB is also involved in this project. For more information about the use of the instrument to help the victims of the tsunami disaster at the end of 2004, see page 11.

Anti-malaria drug

The effectiveness of existing anti-malaria medicines is steadily declining as the malaria parasite builds up resistance to them. This is a particularly serious problem for frail children, who can become fatally ill due to their lack of natural resistance. A team of DSM employees from Austria came up with the idea of combining two cheap existing medicines to break down the parasite's increased resistance. The anti-malaria project was carried out in collaboration with the government of Burkina Faso and the medical faculty of the University of Heidelberg (Germany). The results of the research have been welcomed by medical experts in the field of malaria. Efforts are now being made to standardize the treatment in collaboration with the university. The World Health Organization (WHO) (Medicines against Malaria Venture) has also offered to work on the project.

Care of the elderly in Moscow

This project, in which DSM employees in the Netherlands and Moscow cooperated with ILBM (International Charity for Homes for the Elderly in Moscow), has been successfully completed. DSM supplied melamine for the manufacture of furniture in Russia and offered traineeships to allow medical and nursing staff from Russia to study in the Netherlands.

Science Box



100
sharing our dreams • sharing our talents •



SCHOOL BUS
EMERGENCY DOOR
7
STOP ON SIGNAL

Like many other people, DSM employees in the Netherlands and the United States were dismayed by the declining interest shown by children in engineering and science. They developed a set of safe and simple chemical experiments for primary school children. Up to now 500 primary schools in Limburg (Belgium and the Netherlands) have received the sCOOL-LAB, a kit containing experiment sets and manuals, which gives the children hands-on experience of chemistry and physics.

On 10 November Jan Zuidam, a member of the Managing Board of DSM, presented the sCOOLlabs package to 100 primary schools in Limburg, the Netherlands. The science box contains dozens of practical experiments for students in groups 7 and 8 of primary school. For example, the students can get spaghetti to dance, cultivate fluffy fungi or thrill to the effects of bacteria. The science box contains the materials needed to carry out each experiment five times. See also **www.scoollab.nl**

Recycling of bicycles and parts and training of repairers
Employees in the Netherlands and Italy had the idea of collecting second-hand bicycles and parts and shipping them in sea containers to countries like Malawi, Ghana and Brazil. The containers are then converted into simple but efficient repair shops. The bicycle repairers are also given practical training and user manuals.

Development of Industrial Projects
This is a project in which DSM provides technical and management expertise to developing countries. In 2004 assistance was given in Ethiopia (fertilizer and energy) and Iran (plastics mixing and extrusion for the production of utensils).

Solar energy
A team of DSM employees in Argentina developed a solar-powered cooker for use in the Andes mountains. The use of solar energy combats further deforestation and erosion, and people have more time for growing and tending to agricultural crops. Building on this first success, work has started on the development of an oven for baking bread powered by solar energy.

Support of schools
Various DSM dreamers wanted to help children in their local communities. An employee in Greenville (US) submitted an idea for helping a number of schools in the region that underperform due to social problems. DSM employees in Greenville are now being recruited to help children and teachers.

Household waste
Brazilian employees had the idea of helping local communities to improve their eco-system. They encouraged a sense of community by teaching a number of students from schools how household waste can be sorted. That waste can then be recycled and also generates money.

Composting
An employee in Augusta (US) suggested working with school children to launch a program to improve the environment and to tackle the rapid growth in the number of landfill sites. The children learned more about the recycling of organic waste. They were given composting bins and shown how to build one of their own.

Reforestation
Forest fires, timber exports and deforestation pose a serious threat to the Indonesian forests, particularly on Kalimantan. DSM uses wooden pallets for transporting melamine at the Kaltim site. An employee ensured that the company 'gave something back' by planting a large number of trees.

Street lighting
The road from Chandigarh to Amritsar (India) is busy and dangerous. Indian DSM employees improved the situation by installing street lighting and traffic lights. DSM has contributed to the welfare of the region by improving road safety.

Trees and Hope
There is a Chinese proverb that says: 'If you want ten years of prosperity, grow trees. If you want a hundred years of prosperity, grow people.' DSM employees in Jiangsu province took this proverb to heart by planting 100 trees and providing support for the local 'Hope School' which helps children from poor families.

The Torch
Italian employees felt that a number of specific projects at DSM sites around the world could be forged into a chain extending to the 250 DSM sites. The Torch would be passed from site to site and employees at every location would do something tangible for the local environment and population, such as cleaning neighbourhoods or sites or helping municipal services. Twenty-two projects have been carried out in the last two years. For more information, see the leaflet about the Torch enclosed with this Triple P Report.




The Torch



***Jan Dopper**, Member of the Managing Board, with special responsibility for sponsoring*

In 2004 we decided to continue the Torch relay. The sites of DSM Nutritional Products are also now taking part. More than 120 new ideas have been submitted for the Torch relay. Twenty-eight projects have been selected for execution, ranging from a weekend away for families of autistic children in Belgium to cleaning a stretch of coastline in Japan.

HELP FOR THE VICTIMS OF THE TSUNAMI
The whole world was shocked by the tsunami that struck many parts of South-East Asia on 26 December 2004. DSM is also doing its bit to help the victims in the affected countries. In consultation with the World Health Organization (WHO) and the ministries of health in India, Indonesia, Thailand and Sri Lanka, our DSM Anti-Infectives business group, the global market leader in raw materials for antibiotics, has donated enough raw materials for the treatment of between twelve and fifteen million people to producers of antibiotics in the region. In the immediate future there is expected to be a huge demand for this type of medication in the areas struck by the tsunami given the serious risk of an outbreak of infectious diseases. We also plan to push ahead more quickly with the Dream Action project MembraneWater4Life in India enabling that by May 2005 more than 100,000 people to have access to clean drinking water. DSM Nutritional Products will amongst other things be sending large volumes of vitamin pills and vitamin-rich products to the regions struck by the disaster to help avert vitamin deficiency among the people there, within the framework of the Sight & Life program (described on page 19) in cooperation with the United Nations and the World Food Program.

SPONSORSHIP AND DONATIONS
Sport is the main theme of DSM's general sponsorship policy. It is a highly appropriate theme for a company active in life sciences and the performance materials sector. As sponsor of the Dutch Olympic Committee NOC*NSF, DSM caught the eye with several remarkable innovations for athletes during the Olympic Games in Athens in 2004. Products like PeptoPro®Sports, a drink that allows athletes to recover far more quickly, and a heat-reducing helmet for Dutch rower Dirk Lippits. In other areas, too, DSM devotes a lot of energy to sports-related innovations. For example, we have developed a special form of Stanyl®, for snowboard and ski bindings and for the undercarriage of skeelers.

Employees of DSM also take part in various sponsorship projects. One outstanding project in 2004 involved a fund-raising effort for the American Make-A-Wish Foundation, an organization that works with seriously ill children. The money was collected by 29 employees of DSM Dyneema who raised sponsorship for their participation in the New York marathon.

SUSTAINABILITY IN BUSINESS

EMBEDDING SUSTAINABILITY IN THE ORGANIZATION
Sustainable entrepreneurship is firmly embedded in DSM's organization. It is an essential component of our so-called Corporate Strategy Dialogue and Business Strategy Dialogues. It is also one of the guiding principles of the DSM Values and is a joint responsibility of the members of our Managing Board, with an explicit role for the chairman.

Initiatives in the field of sustainable entrepreneurship are coordinated at corporate level by the Communication and Advocacy Board (CAB), which directs the corporate strategy in sustainability. In addition to several members of the Managing Board, the CAB comprises representatives of the different business groups. There is also a Sustainable Development steering group, which guides all the projects relating to sustainable development and reports on them to the CAB.

STRATEGY DIALOGUE
All the planning and control processes in the company start with the Strategy Dialogues (the Corporate Strategy Dialogue (CSD) at corporate level and the Business Strategy Dialogue (BSD) at business group level). The business groups use the BSD (which is normally held every three years) to define their plans, the principal success factors, the resources they need and their performance indicators. The aim of the strategy development process is to secure a sustainable, profitable position for the business. During the discussions on the strategy many factors have to be weighed up, including knowledge of the industry, trends and driving forces, the potential and performance of the company itself, the needs of customers, the competition, etc. Issues relevant to sustainability are explored during the BSD. The complete BSD, including a section on sustainability, has to be discussed with and approved by the Managing Board.

SUSTAINABILITY IN THE CHAIN

Issues relating to sustainability also frequently involve activities in other links in the product chain, both upstream towards the suppliers and downstream towards the end users. The environmental and social demands being placed on many customers and companies operating in end markets, such as the pharmaceutical industry, the food industry and the animal nutrition, automotive and electronics sectors, are growing ever more stringent. Efficient use of raw materials, new materials, the use of renewable energy, product safety and the working conditions of employees are just some of the topics on which companies are faced with tougher requirements.

An example of attention for 'sustainability in the chain' is the Dutch Foundation for Sustainability in the Food Chain (DuVo), in which DSM participates and in which raw-material suppliers, ingredient developers, foodstuff producers, retailers and catering companies work together to implement improvements in the food product chain.

The stakeholders of our business groups are naturally also becoming more demanding. From the perspective of the business strategy, the competitive environment in which the business groups operate is changing. As already mentioned, sustainability issues are already identified during the BSD. However, we felt we ought to devise an instrument that would ensure that the concept of sustainability was more formally integrated in our strategy development process.

SUSTAINABILITY ISSUE TRACKER

In 2003 we developed the Sustainability Issue Tracker to integrate sustainability more effectively in our strategy development process. This instrument was incorporated in the regular strategy development process in 2004. The Sustainability Issue Tracker provides the business groups that are carrying out a BSD with an analytical framework within which they can formulate key issues and set priorities, estimate the potential impact of those issues on the business processes and develop pro-active scenarios. By explicitly considering human and environmental aspects throughout the chain from raw material to end product they can respond to opportunities and threats. DSM Composite Resins was the first business group to use the Sustainability Issue Tracker. One of the results has been that the business group now works even more intensively with its customers to help them make the transition from open to closed processing techniques and so curb solvent emissions to air during the processing of resins. We will continue to look for ways to improve the Sustainability Issue Tracker, primarily by seeking greater input from relevant stakeholders.



***Colja Laane**, Corporate Scientist DSM Life Sciences, closely involved in 'white' biotechnology*

BIOTECHNOLOGY – RED, GREEN AND WHITE

DSM is the largest biotechnology company in the Netherlands and one of the largest in Europe. Our involvement in biotechnology is steadily increasing. Approximately 20% of our

BIOCHEMICAL PRODUCTION OF VITAMIN B2

DSM Nutritional Products produces vitamin B2 via biosynthesis. Roche discovered this method in the 1970s. Since 2002, the entire manufacturing operation in Grenzach (Germany) has been based on fermentation. Fermentation offers a number of advantages compared with chemical synthesis.

First of all, fermentation takes place in a closed system and is therefore more environment-friendly. Moreover, the process comprises a single step, compared with five steps in the conventional processes. Thirdly, product quality is higher. But the biggest advantage from a commercial point of view is that it yields the same volume of vitamin B2 at half the cost.

There are no real disadvantages to this method, although there are challenges. The bacteria we use in fermentation processes are living organisms, which may sometimes have a bad day. This problem does not occur in chemical production processes.

The ultramodern DSM plant in Grenzach produces enough vitamin B2 to meet two thirds of global demand.

Vitamin B2, also called riboflavin, is produced in the human body by the intestinal flora. It is readily absorbed in the body but is stored in only small quantities, which means the body needs a continuous supply of new vitamin B2.

Vitamin B2 promotes the health of the mucous membranes of the digestive tract and it facilitates the absorption of iron and vitamin B6. Vitamin B2 is needed in periods of rapid growth or when protein intake is high. It is good for skin, hair and nails. Important sources of riboflavin are organ meat, nuts, cheese, eggs, milk and lean meat. Green leaf vegetables, legumes, whole wheat and yoghurt also contain vitamin B2.

sales are connected with biotechnology. At the end of 2004, around 50% of our sales of life science products and nutritional products were related to biotechnology. Our activities are concentrated mainly in industrial, or 'white' biotechnology, the third important wave of biotechnological innovation after 'red' biotechnology (used in the development of medicines) and 'green' biotechnology (for agriculture). In our view, these activities produce benefits for people, planet and profit.

Industrial ('white') biotechnology is generally regarded as a cost-effective and eco-friendly method of producing chemical substances, materials and fuels safely and sustainably, using cells and enzymes. The technology is not new. Bread, wine and cheese, for example, have been produced in this way for centuries. But the advances made in genomics research, bioinformatics, biology and biocatalysis have opened up new possibilities for producing ingredients for food and medicines, among other things, using white biotechnology. The process involves the use of living cells as minuscule factories with high productivity and little environmental impact.

Although many products are still manufactured using conventional chemical synthesis or extraction, for others the situation has changed dramatically in just a few years' time. For example, for certain antibiotics we have replaced the former 10-step process with a biotechnological process. The use of material and energy have both declined by more than 60%, the costs have been reduced by 50% and the volume of waste has shrunk dramatically. Also, DSM Nutritional Products produces vitamin B2 via a biochemical route (see box on page 12).

White biotechnology has already proved its benefits and the prospects are good. The use of white biotechnology yields sustainable gains for people, planet and profit. DSM will therefore be increasing its efforts in this important field still further.

UNLIMITED.DSM AND THE DSM BRAND

As a technology company DSM is constantly exploring frontiers and breaking new ground, and we express that in our brand. With our tag line *Unlimited*.DSM we emphasize our innovative strength, our ambition, our capacity for sustainable change, our pioneering spirit and our responsibility.

The brand reflects the fact that DSM is a company dedicated to sustainable entrepreneurship and to serving the interests of all its stakeholders. Together with the business groups, we further refined the company's profile in 2004 by producing a new brand book and holding various internal workshops.

SUSTAINABILITY AS A DISTINGUISHING FACTOR

It is becoming increasingly clear that sustainability can be an important factor in establishing a distinctive position for our production processes and products. Striking examples in this context are biotechnology, which produces less waste, water-based paint and coatings and, in the longer term, biofermentation for polymers. Another example is melamine, a raw material for adhesives used to glue woodchips to produce chipboard and for resins to give a hard surface coating to wood-based panels. Melamine marketing is based on the slogans 'sustainable production' and 'sustainable applications'. By facilitating the efficient utilization of waste wood and fast-growing soft wood in wood sheets and panels, melamine contributes to the conservation of tropical rain forests.

Antibiotics are another example of a product where sustainability plays a direct role in the positioning of the DSM brand and the associated values. At the beginning of December 2004 DSM Anti-Infectives launched a branding campaign for a range of active pharmaceutical ingredients under the name DSMPureActives. They are produced using an enzymatic process and therefore have a very high degree of purity. The production method is significantly 'greener' than conventional manufacturing techniques.

More information about these products and other developments can be found at **www.dsm.com** and **www.sustainability.dsm.com**

CORPORATE GOVERNANCE AND GOVERNANCE MODEL

DSM attaches great importance to a governance model that safeguards the interests of the organization and all of its stakeholders. As a company we want to earn the trust and respect of our stakeholders. We have the necessary systems, independent controls and supervision in place, but management integrity is just as important to us.

TRANSPARENT STRUCTURE

The Managing Board manages and represents DSM. The Supervisory Board is an independent body that supervises the policy of the Managing Board and the general course of the company's affairs. It also furnishes the Managing Board with advice. The structure serves the interests of all the stakeholders well. The most important platform for the shareholders to discuss issues with the Supervisory Board and the Managing Board is the annual General Meeting of Shareholders.

CONTROL SYSTEMS

DSM's organizational structure is made up of business groups (for reporting purposes grouped into the Life Science Products, Performance Materials and Industrial Chemicals clusters as well as the organizational entity DSM Nutritional Products). The Annual Report includes a full list of all the business groups. Decision-making is decentralized, but with central controls on a number of operational matters. Ultimate management responsibility rests with the full Managing Board. The business groups meet regularly with members of the Managing Board to



discuss their results and issues such as risk management and internal controls. The business groups carry out their own risk assessments and each business group has its own audit committee.

The business groups are regularly visited by the Corporate Operational Audit (COA) department for an integrated operational audit, which also encompasses safety, health and environmental aspects. Each unit is audited approximately once every three years. The audit focuses on risk management, controls and governance and so includes an evaluation of internal risk assessment and management and of the unit's compliance with all the rules, procedures and instructions governing DSM's business processes, including the DSM Values and Corporate Requirements.

In 2004 the COA department conducted 40 audits. The COA department discusses its findings with the management of the business group and reports on them to the Managing Board. One of the outcomes of these discussions was that the internal control procedures and instructions have been tightened up. Once a year the COA department also discusses the overall findings of the audits with the Supervisory Board's Audit Committee.

LETTER OF REPRESENTATION

At the end of each year the directors of all business groups and the corporate staff and service departments submit a formal Letter of Representation, which also contains a statement concerning the control measures that have been taken. Since 2003 this statement has explicitly included the DSM Values and Corporate Requirements, and any deviations from them must be reported. The Letters of Representation for 2004 will be evaluated in 2005.

UPDATED CORPORATE REQUIREMENTS: COMPACT AND PRACTICAL

Building on a thorough revision of our Requirements concerning safety, health and the environment, in 2004 we revised our Corporate Requirements. The mandatory new Requirements issued by the Managing Board are intended to tighten controls over the various business processes and to clearly lay down responsibilities. The idea is that the revision of the Corporate Requirements will improve the quality of internal controls and hence the overall management of the company by making them more consistent, more transparent and more easily accessible.



The Requirements apply to all units over which DSM exercises 'management control'. DSM also insists that its partners follow the same rules when they are working at a DSM site. The Requirements also govern activities carried out for DSM by third parties, for example outsourced work at our sites, the transport of DSM products or the licensing of technology. DSM will also strive to ensure that the Requirements are followed during activities being carried out by companies in which DSM has a minority interest.

Our DSM Values are incorporated into the Requirements, enhancing their profile within the organization. Our new Requirements apply alongside and in accordance with relevant national and international legislation. Naturally, legislation takes precedence in the event of discrepancies.

The managements of the business groups, business units and staff departments are responsible for monitoring compliance with the Requirements, and are in turn accountable to the Managing Board. All the Requirements are systematically reviewed at least once every five years with a view to refining and improving them.

Most of the Requirements relating to safety, health and the environment, which were revised in 2003, entered into force on 1 January 2004. Programs to implement some aspects of the new rules will continue in 2005. The new Requirements for finance and strategy took effect on 1 January 2005. For other disciplines and business processes the Requirements are planned to be introduced in phases.

WHISTLEBLOWER PROCEDURE: DSM ALERT

DSM prides itself on being an open, transparent company where people can address and discuss many issues within their business group or service unit. Employees may nevertheless have reasons not to report observed or suspected abuses through the usual channels within their own business group or service unit. A special whistleblower procedure was introduced for this type of case in 2004. The procedure, which took effect on 1 January 2005, is integrated in the DSM Alert Program and meets the requirements laid down in the Tabaksblat Code on corporate governance in the Netherlands. Under the new procedure employees can report any serious situation in which DSM or any of its employees is violating an existing law or rule, any of the DSM Values or any of our Corporate Requirements. Employees can notify their suspicions of a serious misconduct to the specially appointed DSM Alert Officer, who reports directly and in maximum confidentiality to the Chairman of the Managing Board. All notifications made under the DSM Alert program are handled with the greatest possible care and with the utmost confidentiality. In addition DSM ensures that employees who report a serious misconduct are not punished or treated unfairly as a result of making that report.

IMPLEMENTATION OF THE TABAKSBLAT CODE
The publication of the Dutch corporate governance code (the Tabaksblat Code) marked an important milestone in the history of corporate governance in the Netherlands. DSM took the opportunity to give its reaction to the draft version of the Code. Our principal concern was that the Code should not depart too much from the rules and practices in other countries such as the United Kingdom and the United States and that the requirements should not be overly detailed.

The final version of the Code that appeared at the end of 2003 substantially accorded with DSM's suggestions. We used 2004 to further analyze the implications of the Code for DSM and to determine and carry out the actions required for compliance with the Code. You will find details of the implementation of the Tabaksblat Code in DSM in our Annual Report and on our website **www.dsm.com** (governance).

GOODBYE TO LARGE COMPANY REGIME
In 2004 DSM N.V. changed its corporate structure from that of a company operating under the Large Company Regime in the Netherlands to that of an ordinary company. In the light of the changes in DSM's situation (the expansion of its activities in other countries) it was no longer required to operate under the Large Company Regime. The structure was moreover no longer appropriate. More and more external actors had reservations about the company's structure. In the new structure DSM has formed a new sub-holding company with the name DSM Nederland B.V. All DSM's operational activities in the Netherlands will be transferred to the new sub-holding company, which will have an appropriate consultation structure.

RISK MANAGEMENT
In the course of implementing the Tabaksblat Code on corporate governance a lot of attention was given to strengthening the structure of our system of risk assessment and management. For more information and a detailed description of DSM's risk management system, see our Annual Report.

INNOVATION – LIFELINE

The growing world population, the poverty gap and the pressure on many of our natural resources are developments that also have implications for DSM in the long run. We give a high priority to increasing the eco-efficiency of our products and production processes and of new materials. We want to use our innovative capacity and our networks and partnerships to make a contribution to the process of sustainable development.

DSM is a multi-specialty company, a supplier of ingredients for food and feed and of high-performance materials. Innovation is of vital importance to us. With the competences we possess the company can always adapt to the needs and demands of society. Those same competences also allow us to strengthen our competitive position. The principal responsibility for innovation lies with our business groups. In 2004, DSM spent € 286 million on R&D.

One of the events we organized to stimulate innovation in the company was a special workshop, which was also attended by representatives of other companies. Strengthening our innovation policy was also a regular item on the agenda for meetings of senior management during 2004. Since some technological developments transcend the interests of individual business groups, around 10% of the R&D budget is spent on research at corporate level.

At European level, in 2003 and 2004 DSM drew attention to the importance of industrial biotechnology as an instrument for fostering sustainable development. In the Netherlands, the Ministry of Housing, Spatial Planning and Environment published the study 'Industrial Biotechnology Endurance Tested' in 2004. The ministry wants to exploit the future potential of industrial biotechnology, for example by simplifying the rules. We warmly welcome this initiative.



***Research laboratory**, DSM Nutritional Products*

INNOVATION AND COOPERATION IN THE FIGHT AGAINST POVERTY

Addressing an international conference in Noordwijk (the Netherlands) organized by several Dutch government ministries, Jan Zuidam, deputy chairman of the Managing Board of DSM, pointed out that chemistry and biotechnology can play a key role in tackling problems facing millions of people such as poverty, malnutrition and the lack of access to clean drinking water. 'The chemical industry is an innovative sector, and we could greatly accelerate processes if we as an industry were more active in public/private partnerships. Europe must allow greater scope for innovation so that we can create greater opportunities for the EU to assume a leadership role in the world of technology,' said Jan Zuidam.

'GREEN' PROCESSES
To systematically integrate sustainability in our Research, Technology and Development (RT&D) activities, in 2004 we introduced a sustainability test to determine the impact of our RT&D projects on the dimensions of People, Planet and Profit. This ensures that aspects of sustainability relating to the choice of a particular technology, for instance, are identified and weighed up as early as possible.

Sustainability is an important factor in the 'value proposition' of the DSM Engineering Plastics business group. The business group is currently engaged in a joint effort with Corporate Technology to develop biofermentation processes for plastics. This eco-friendly method of producing plastic should be commercially feasible within ten years. Biofermentation will eliminate the need to use non-renewable raw materials such as oil and gas.



***Jos Goessens**, Business group Director DSM Engineering Plastics*

EUROPEAN TECHNOLOGY PLATFORM FOR SUSTAINABLE CHEMISTRY

In close association with the European Commission's Directorate General for Research, CEFIC and EuropaBio established the European Technology Platform for Sustainable Chemistry in 2004.

Through its chairmanship of both CEFIC and EuropaBio DSM was closely involved in the creation of the platform. The European Technology Platform for Sustainable Chemistry is a new organization dedicated to promoting further sustainable development in the chemical industry in Europe. Feike Sijbesma and Jan Dopper, members of the Managing Board of DSM, played a leading role in the creation of the new body in their respective capacities as President of EuropaBio and member of the Scientific Council of CEFIC. Research and development in Europe deserves an additional impulse, as do further efforts to make the chemical industry more sustainable with the aid of 'green' production routes, which make it possible, for example, to streamline the chemical production of vitamins and antibiotics into a one-step process. This has several advantages: the raw material and energy requirements are much lower, the costs fall by tens of percent and the environmental burden is significantly reduced.


cefic


EuropaBio

SMALL IS BEAUTIFUL?

DSM is engaged in research into nanomaterials. These are materials measuring between 1 and 100 nanometres. A nanometre is one-millionth of a millimetre. This research yields commercial opportunities in the shape of new materials with special properties. Micabs®, and Solupor®, are two examples of materials whose properties have been strengthened or otherwise improved with the help of nanotechnology. Micabs®, is a technology for producing laser marking on a microscopic scale. Solupor®, is a very thin but very strong porous film that can be used, for instance, to administer drugs through the skin.

Depending on the material and the proposed application, some applications of nanotechnology may involve potential risks. Nanomaterials are still a relatively new field. DSM therefore evaluates the potential hazards of every application. One such risk might be the inhalation of these minuscule particles or their release into the environment. DSM actively participates in industrial programs designed to develop new, effective methods to evaluate safety and measure exposure. End products contain the nanomaterials 'bonded' in a matrix. Although there are in fact no longer any nano particles in such products, DSM nevertheless carries out risk assessments for these applications in close consultation with its customers.

OPEN INNOVATION AND UNIVERSITIES

DSM expressly adopts an 'open' innovation model. Innovation and acceleration of the process of sustainable development increasingly takes place in cooperation with a large number of partners: customers, suppliers, universities, business networks, government bodies, etc. DSM participates in various networks in the field of innovation and sustainable development. DSM fully recognizes the importance of knowledge, well-educated employees and the rapid translation of research results into products and processes. We participate in various networks devoted to innovation and sustainable development.

In addition to partnerships with various companies, we participate in around 100 joint research programs with universities and research centres. For example, we work with renowned universities in the Netherlands, Switzerland, the USA, China and Russia. In a growing number of these programs DSM participates in consortia or product clusters with other industrial companies. Successful examples of key centres for the development of new technology are the Wageningen (Netherlands) Center for Food Science, the Kluyver Institute in Delft (Netherlands), the University of Maastricht (Netherlands), the Dutch Polymer Institute, the Dutch Genomics project, the Institute of Chemical Physics, the Consortium for Biomaterials in New York, the Shanghai Fudan University (for the further development of fermentation technology) and the Institute of Molecular Genetics (Russia).

In 2004 we invested around € 9 million in collaborative projects of this type. Around one-third of this total went to Dutch universities, a third to European institutes in other countries and a third to partners in the rest of the world. Around 40 DSM employees also have part-time teaching positions in universities.

You can find more information about our scientific and other networks on our website **www.sustainability.dsm.com**

INNOVATION CONTINUES EVEN DURING RESTRUCTURING PROGRAM

DSM Nutritional Products has been awarding annual prizes for innovation since 2001. The organization develops and produces various ingredients for human and animal nutrition and its innovation award in 2004 went to two teams that discovered new product forms for astaxanthin (a naturally occurring colouring agent which is used, among other things, to give salmon its colour) and a formulation for the Q10 enzyme that can be used in tablets and drinks. Quite apart from the scientific merits of the teams' work, their cooperation with marketing was a crucial factor in the success of the products. Most important of all though was that the organization was able to maintain its traditional pioneering spirit during a period of restructuring as part of the Vital project. Vital is the name given to the comprehensive program of transformation and integration that commenced at DSM Nutritional Products at the end of 2003. For a detailed description of this project and the results achieved up to now, see our Annual Report for 2004.



***Filip Frederix**, Researcher,*
winner of the 2004 DSM Award for Chemistry and Technology

AWARD FOR BIOSENSORS

In June the Belgian scientist Filip Frederix won the first prize in the international DSM Awards for Chemistry and Technology for his outstanding research in the field of biosensors. His work involved the development of sensors for biomedical applications and has made it possible to produce highly sensitive biosensors which can be used to conduct specific blood tests quickly, easily and cheaply. DSM established the award almost 20 years ago for leading researchers from the Netherlands, Germany and Belgium. In 2003 the prize was awarded for pioneering cancer research.


20

WORLD TRENDS

Of all the many factors that have an impact on a healthy life, nutrition is probably one of the most important. Organizations such as the World Health Organization and governments are working to address widespread health problems like obesity, diabetes, cardiovascular diseases and cancer. These problems are mainly caused by unhealthy lifestyles and diets. In addition, vitamin deficiencies are an increasing cause for concern, not only in developing countries but also in developed countries. For instance, vitamin A deficiency is prevalent in developing countries (see Sight & Life on page 19). Recent research has revealed that Vitamin D deficiencies occur even in developed countries.

Advances in science have demonstrated a strong correlation between nutrition and many chronic diseases. Our greater understanding of the underlying mechanisms, combined with technologies like molecular biology and nutrigenomics, provide an opportunity to develop nutritional ingredients that can help reduce these problems. All of these developments are leading to a growing awareness of the need for healthy food.

PRODUCTS

DSM has been developing and manufacturing ingredients for human and animal nutrition for many years. In 2003, we increased our involvement in this field with the acquisition of the former Roche Vitamins and Fine Chemicals division. DSM supplies ingredients for hundreds of well-known brands of food and feed producers around the world. We produce ingredients which reduce the risks of diabetes and cardiovascular, bone, intestinal and eye diseases. We also produce building blocks for personal care products, like vitamin-enriched creams and sunscreens that protect against the harmful effects of ultraviolet light. Our performance materials business also includes products that are related to health and nutrition. For example, in 2005 we will be opening a new production line in Emmen (the Netherlands) for Akulon® polyamide. In contrast to traditional films, Akulon® keeps out oxygen and so prevents food from perishing. An overview of our products can be found on **www.dsm.com**

SCIENCE-BASED PRODUCTS & SERVICES

We are committed to providing the ingredients for healthy and safe food products. We carry out extensive research into the health and safety aspects of our products. In 2004, we established an internal platform dedicated to food safety, which carries out studies in Kaiseraugst, Switzerland. During 2004 the centre conducted tests for the preparation of ingredients with added nutritional value for baby food.

At our Food Innovation Center in Delft (the Netherlands) about 100 researchers are conducting research ranging from biochemical analysis to taste studies.

Our external network is also expanding. We work closely with universities and institutes in countries such as Germany, Russia, the Unites States and China.

In addition, we collaborate with many external experts on further improvements in health and nutrition. Our partners include the Wageningen Center for Food Sciences and, on health issues, the University of Maastricht.

MICRONUTRIENTS AGAINST 'HIDDEN' HUNGER

Children and adults in many parts of the world suffer from malnutrition. The lack of vitamins and minerals has a negative effect on their health, immune system, learning capacity and productivity. Malnutrition or poor nutrition, hunger and poverty pose serious threats to prosperity and welfare and have a destabilizing effect on countries. According to the World Health Organization, around 30% of the entire world population is currently confronted with these problems. UNICEF refers in particular to the great dangers to children, and not only in developing countries, whose future is at risk as a result of poor nutrition.



In recent years DSM Nutritional Products has established a program designed to tackle this 'hidden' hunger caused by vitamin and mineral deficiency in the daily diet. Through its Micronutrients Intervention Program (MIP) the organization provides technical and scientific support in close collaboration with governments, international organizations and the food industry.

South Africa played a special role for the MIP in 2004. In this year, the South African government decided to fortify wheat flour, maize meal and sugar with vitamins and minerals. Also in other African countries, a decision was made regarding the fortification of sugar. DSM Nutritional Products is very pleased about these decisions which could only be reached because of close cooperation of various stakeholders (universities, media and health experts, etc.).

DSM will support the various governments in the implementation of their decision for fortification. Next to that, we will keep on contributing to enlarging the awareness of the benefits of good nutrition.

SIGHT & LIFE FIGHTS VITAMIN DEFICIENCY



Between 200 and 300 million children in developing countries face the risk of vitamin A deficiency every year, according to research by the World Health Organization. Each year around half a million children become blind as a result of vitamin A deficiency. It can also lead to other health risks and a serious weakening of resistance to infections. Many children who died could have been saved by better access to vitamin A and better nutrition.

In 1986 Hofmann-La Roche established Sight & Life, a humanitarian project devoted to providing technical assistance and training and teaching programs to educate local communities about nutrition. The Sight & Life project passed to DSM when it acquired Roche's Vitamins and Fine Chemicals division at the end of 2003. Besides assisting many local and international organizations, Sight & Life supplies free capsules of vitamin A. Up to the end of 2004 it had distributed around 70 million of these capsules. The organization has executed approximately 2,500 projects in 80 countries in Africa, Asia and Latin America. In 2004, 182 projects were carried out in 39 countries. Up to 2004 almost $ 30 million had been spent on the program since its inception in 1986. In 2003 Sight & Life received a special award from the International Vitamin A Consultative Group (IVACG). Sight & Life's partners include the United Nations' World Food Program (WFP), the Red Cross in Switzerland and various universities, including Johns Hopkins University in the US. For more information, go to **www.sightandlife.org**



NUTRITION, GENETICS AND LIFESTYLE

A new development in the field of health and nutrition is the science of nutrigenomics. A fascinating new development in the field of human nutrition is the design of tailor-made nutrients which allow consumers to adjust their nutritional pattern to their own unique genetic profile. Manufacturers of food and lifestyle products will be able to tailor their products according to the needs of the individual consumer.

The combination of nutritional knowledge and technological advantages enables us to investigate the relationships between nutrition, genetic profile and personal lifestyle. DSM has taken various initiatives in this respect, including an investment in Sciona Inc., a company based in Connecticut (US), which specializes in nutrigenomics and provides science-based and practical health services. Sciona mainly focuses on nutrition, skin care and sports and fitness services.

THE IMPORTANCE OF BIOMONITORING

Biomonitoring, the measurement of specific (chemical) substances in the human body, received growing attention in the course of 2004. The World Wildlife Fund, Greenpeace, and the European Center for Ecotoxicology of Chemicals (Ecetoc) all published studies on the topic. The theme was also the subject of a wider public debate.

DSM supports sound research into the impact of substances on health and the environment. We participate in the Long Range Research Initiative (LRI) that CEFIC is conducting in collaboration with the chemical industries of the USA and Japan to study this impact. Each year the European chemical industry alone spends € 5 million on the LRI program. DSM also participates in the worldwide HPV (High Production Volume) program, which is carrying out a survey of the risks associated with about 1,000 chemical substances. In addition, the Responsible Care program launched in 1991 is being expanded and refined.

We endorse the targets of the REACH program, which is designed to make available relevant information about substances. REACH is discussed in more detail on page 39.

FIGHTING DEFICIENCIES

We also strive to help countries crying out for help in providing healthy nutrition and combating vitamin and mineral deficiencies. Two examples of our initiatives include the Sight & Life Program and the Micronutritients Program. They are described in more detail in the boxes on these pages.

DSM has far more to say about Health and Nutrition than it has room for in this report. For more information and links to our business groups that operate in the field of Health and Nutrition, go to our website **www.sustainability.dsm.com**

PEOPLE



- Major reorganizations at various DSM units
- Further integration of DSM Nutritional Products
- Commitment of employees measured in working climate analysis
- Improvement in absenteeism rates compared with 2003
- Variation in definition and perception of 'occupational disease' in different parts of the world; DSM will standardize the reporting of occupational diseases
- Strong improvement of frequency index for all recordable cases involving DSM and contractor personnel (FI_{rc})
- Slight improvement in frequency index of lost-workday cases (FI_{lwc})
- Strong decrease in the amount of lost workday cases (FI_{lwc}) at DSM Nutritional Products.

KEY FIGURES AND DIAGRAMS

1 EMPLOYEES BY REGION AT YEAR-END 2004 AND 2003



2003
2004
10,000
8,000
6,000
4,000
2,000
0
Netherlands
Rest of Europe
North-America
Asia
Rest of the World

2 MALE/FEMALE EMPLOYEES BY REGION AT YEAR-END 2004 IN % TOTAL 24,180



Female
Male
50
40
30
20
10
0
Netherlands
Rest of Europe
North-America
Asia
Rest of the World

3 MALE/FEMALE MANAGERS AT YEAR-END 2004



100
80
60
40
20
0
11% Female
89% Male

4 OTHER MALE/FEMALE EMPLOYEES AT YEAR-END 2004



100
80
60
40
20
0
22% Female
78% Male

5 NEW EMPLOYEES IN 2004 (TOTAL 639) IN %



100
80
60
40
20
0
17% The Netherlands
19% Rest of Europe
27% North-America
28% Asia-Pacific
9% Rest of the World

6 DEPARTURE OF EMPLOYEES IN 2004 (TOTAL 2,570) IN %



100
80
60
40
20
0
21% Retirement
51% Terminations initiated by DSM
27% Resignation
1% Death

7 ABSENTEEISM (IN %)



4
3
2
1
0
00
01
02
03
04
The Netherlands
Rest of Europe
North-America
Asia-Pacific
Rest of the World

* Comparision of 2004 and 2003 is possible. Comparison with other years is not entirely possible because of changed definitions.

8 SAFETY PERFORMANCE



4
3
2
1
0
Recordable Case Index (FI$_{rc}$)
Own employees and contractors (FI$_{rc}$)
LWC-Index (FI$_{lwc}$)
Own employees
88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04

Unless indicated otherwise, the people section of this report relates to all companies in which DSM holds a majority stake or over which DSM exercises management control. The safety data for DSM Nutritional Products (the sites of the former Roche division Vitamins and Fine Chemicals that DSM took over in September 2003) will be included in the Triple P Report from 2005 onwards. In this chapter we devote a separate section to the safety situation at this acquisition. However, the data have not been externally verified.

REORGANIZATIONS

With regard to the *people* dimension at DSM 2004 was marked by a large number of reorganizations in the company. DSM's power to constantly transform itself was severely tested against a background of changing economic conditions, exchange rate and cost developments, changes in markets and technology and the progressive internationalization of our company.

All of DSM's clusters felt the effects of reorganizations. In the Life Science Products cluster, reorganizations at DSM Pharmaceutical Products led to job losses. Two other business groups in this cluster (DSM Food Specialties and DSM Bakery Ingredients) also felt the impact of reorganizations. In the Performance Materials cluster, DSM Elastomers was forced to carry out a reorganization to maintain its competitiveness. The first phase of the transformation and integration program at DSM Nutritional Products also led to significant job losses in a number of countries. See also the box on page 23.

The regional effects were also quite severe in some cases. In the Netherlands, we started the Copernicus project, which is intended to streamline our activities at the Chemelot site in Geleen. Jobs were also lost as a result of smaller projects in other parts of the world.

The DSM Anti-Infectives business group, the world's largest producer of antibiotics, was forced to take far-reaching measures to counteract the effects of the unprecedented fall in the price of penicillin and the weakness of the US dollar. The measures were designed to protect the business group's position as the leader in the penicillin market, preserve its lead in technology and reduce costs in the euro-zone countries.

DEMONSTRATION ON 12 MARCH 2004

On 12 March 2004 the Dutch trade unions organized a demonstration by the staff of DSM Limburg to protest against the plans for the Copernicus project, For many of the employees it was the first time that they had stopped to work to hold a demonstration. A little uncertainly they joined colleagues from their own departments on the march. Although there was no real chanting, the length of the procession and the number of employees that took part said enough. There is great concern to retain employment at DSM in Limburg.

Numerous banners illustrated this. The texts were challenging and heartfelt. A few examples: "Dream Action: invest in Limburg!"; "Harvest = death knell?"; "Stop destroying DSM jobs in Limburg!"

BOND WITH THE DUTCH PROVINCE OF LIMBURG

Even after all these years the province of Limburg and DSM still mean a lot to each other. The province plays a number of roles in the relationship. For example, as the licensing authority and enforcer of the terms of the licences. Problems still occur regularly at DSM, but they are discussed in a robust and fair manner. The provincial authority also has a role to play in helping the economy of Limburg. DSM is clearly changing course; a lot of its investment is now being made outside Limburg and outside the Netherlands. This is understandable, but as provincial authority we are naturally concerned with more than just the progress with the research and business campus in Geleen, being developed in association with the University of Maastricht. The campus is intended as a breeding ground for technology, science and business, although we would certainly like to see faster progress. Throughout this turbulent period DSM has consistently shown itself to be a 'responsible citizen'. This is evident in the way that reorganizations are handled, but also in the MembraneWater4Life project, through which the company, in association with the province of Limburg, has helped to provide the victims of the tsunami in Asia at the end of 2004 with clean drinking water.

B.J.M. van Voorst tot Voorst,
Queen's Commissioner in the Dutch province of Limburg

COPERNICUS AND THE COVENANT


Copernicus

The Copernicus project at the Chemelot site in Geleen, the Netherlands, started in 2003. The project is intended to reduce the complexity of the operations at the site, increase standardization in the business processes and so reduce costs. Enforcement of the rules relating to safety, health and the environment will also be tightened up. Copernicus is expected to generate savings of € 50 million a year. A new organization, the DSM Manufacturing Center, will be established and some service units will disappear. Around 300 jobs will go in all. DSM always draws up its social plans in the Netherlands in consultation with internal consultative bodies and the trade unions. Special plans have been drawn up to help as many redundant workers as possible to find alternative work. A 'mobility centre' has been established to help employees to find jobs elsewhere. The local community also questioned DSM closely about its commitment to a region with which it has always had a very close association. DSM still feels the closeness of that bond. DSM derives the strength it needs to transform itself in part from its pride in the past. Consequently, it takes the interests of all the stakeholders in Limburg very seriously indeed. This is why DSM is also trying to boost business activity at the site. For example, in 2004 we concluded a Covenant with local authorities and other organizations on measures to attract new companies and promote employment at the Chemelot site.



***Aad Brouwer**, Director of Manufacturing, DSM Engineering Plastics*

PEOPLE AWARD

In 2002 DSM inaugurated the annual People Award, a prize awarded to recognize examples of best practice in the field of human resources management and to stimulate innovative solutions. DSM has formulated 14 HRM principles (you will find a detailed explanation at www.dsm.com), which serve as guidelines for human resources policy within the organization. The People Award is presented to an employee or group of employees who have shown exceptional ability to put these principles into practice. The People Award for 2004 went to the DSM Engineering Plastics Specialty Compounds unit in Genk (Belgium) for its success in implementing a series of changes and starting new training and retraining programs. Absenteeism declined from 4.1 to 3.3%, costs per ton of product were reduced by 35% and 60 jobs were shed without compulsory redundancies. The criteria for the award will be adapted in 2005 to bring them into line with those for the SHE Award and will be based on our new Corporate Requirements. The possibility of making the People Award an international event open to all DSM employees around the world from 2006 is being considered.

JOB LOSSES AT DSM NUTRITIONAL PRODUCTS

As part of the Vital project, a three-stage project for the restructuring, transformation and integration of DSM Nutritional Products, there have been several reorganizations at this unit. In 2004 it was announced that the Vital project would lead to the loss of around 1,500 jobs in all. At the end of 2003, 200 jobs had already gone, followed by another 800 in 2004.

At the beginning of 2004 the announcement of the plans for the reorganization led to a demonstration of DSM Nutritional Products employees from Switzerland (Kaiseraugst), Germany (Grenzach) and France (Village Neuf) at DSM's head office in Heerlen. During the peaceful demonstration, roughly 60 DSM Nutritional Products employees with banners gave vent to their feelings about the reorganizations. The protesters had a meeting with Peter Elverding and Feike Sijbesma of the Managing Board.

The DSM Nutritional Products personnel managers consulted closely with the different consultative bodies in drawing up the reorganization plans. DSM also tries to manage the reorganization process in such a way that it is fair, transparent and responsibility for it is shared by the management and employees. The loss of jobs was painful, but DSM Nutritional Products had to take these measures in order to remain competitive.

As Eric Bertrand, chairman of the European consultative body for DSM Nutritional Products, wrote in the latest issue of the VITAL newsletter in 2004: "Obviously, the two sides had opposing views and voiced these clearly. But a head-on collision was avoided: the Vital project was rolled out and implemented without strikes. We rely on people's collective sense of responsibility to keep the plants operating."

In consultation with worker representatives, sound social plans were agreed in careful processes.

The entire package of measures is expected to return the business group to profitability within a period of around two years. More than 1,200 people left DSM in 2004 as a result of the reorganizations.

Respect for People remains one of our core values even when reorganizations become necessary. In that context DSM has drawn up a number of principles that must be adhered to during a reorganization. The procedure in every reorganization is dictated by local factors, particularly since we have to comply with local legislation.

DSM always works as closely as possible with the social partners at local level and tries to find 'from work to work' solutions through transfers, retraining courses or outplacement programs. DSM draws up a Social Plan for every reorganization.

When DSM decides on a reorganization in connection with the transfer of activities as a result of economic conditions (profit), it always carefully considers the two other dimensions of Triple P, Planet and People. We try to do so as far as possible in the context of the specific situation.

WORKING CLIMATE ANALYSIS

People matter

your opinion counts!

WORKING CLIMATE ANALYSIS 2004

To gain a clearer impression of the motivation and commitment of its employees DSM carried out a worldwide working climate analysis at the end of June 2004. As reported last year, in a change of policy DSM decided to conduct a global survey covering a representative sample of 4,000 employees from around the world. The survey covered 56 sites. DSM Nutritional Products and sites in China did not take part, in the latter case partly due to the absence of adequate intranet facilities.

The high response rate (75%) underlines the importance employees attach to this subject. DSM's ratings in the survey were generally in line with those of similar companies in our sector such as Shell, Akzo Nobel, Umicore, Solvay, BASF and ICI. On a number of aspects DSM's scores were significantly higher, examples being safety, health and environment, delegation of responsibility, cooperation, the working climate, the employees' respect for their immediate superior and remuneration and recognition. In other respects DSM scored less well than the reference group, for example on issues such as employees' feeling of job security and perceptions of the company's competitive position. The analysis also revealed that a number of employees had reservations about the follow-up to the survey.

We are proud of the high scores we received on safety, health and environment, cooperation and the working climate, as well as the other good scores. Nevertheless, the survey highlighted a number of areas where there is clearly room for improvement. The actions taken in response to the survey will be important. The perception of low job security is inevitable given the reorganizations taking place within DSM. One of the measures we can take is to continue investing in our employees to improve their ability to cope with change and increase their employability during a period of upheaval.

It is possible that the relatively large number of measures taken to reduce costs has created the impression that the company's innovative capacity could be eroded. However, as a specialty business DSM continues to give innovation the highest priority.

These were the most striking results but the survey also provided us with a lot of information on specific issues and about the commitment of our employees, and we will be using that information to make improvements in the future.



PROGRESS WITH PEOPLE MATTER(S) PROGRAM

All our targets and activities with respect to personnel relate to our human resources strategy for the period up to 2006. This strategy, which was already described in last year's Triple P Report, sets out DSM's policy in the context of the progressive internationalization of the company and the company's desire to safeguard its position as an attractive employer, to create possibilities for personal development and to develop new management styles and skills.

Progress on current Human Resources objectives

• Implementation of DSM Values before the end of 2003	completed*
• Development of a learning organization	ongoing
• More attractive career prospects in DSM for women	ongoing
• Internationalization of DSM recruitment from 2003	completed
• Introduction of web-based recruitment in Europe and the US in 2003	completed
• Competence-based management development	completed*
• Competence-based appraisals from 2003 onwards	completed*
• Integration of DSM Nutritional Products, with particular focus on cultural aspects	ongoing
• Implementation of management performance appraisal system	ongoing
• Conducting of a working climate analysis among a sample of the workforce in 2004	completed

New Human Resources objectives from 2004/2005

- Drafting of Human Resources Strategy Document 2006 – 2010
- Implementation of Corporate Human Resources Requirements before 2008
- Implementation of Human Resources System (SAP HR) in the Netherlands (Delft), Switzerland (Kaiseraugst) and the US (Parsippany) (2005)

* 'Completed' also refers to those activities that will continue but not as a specific objective of Corporate Human Resources.

Most of the objectives that we formulated for the People dimension in our first Triple P Report have already been realized. Some objectives will be continued in a different form, such as the implementation of the DSM Values. The working climate analysis made it clear that over 80% of our employees feel that the DSM Values are clear. In our view, this means that the initial effort to communicate the Values was a success. It is now up to the business groups to put the DSM Values into practice. They will be helped in this by the project to implement the revised Corporate Requirements since most of the DSM Values are translated in concrete terms in the updated Requirements. A number of other projects are still continuing, and last year we added a number of new objectives. The objectives relating to the integration of DSM Nutritional Products and the implementation of new management performance appraisal systems are due to be completed by the end of 2005 and by the end of 2006, respectively.

NEW MEMBER OF THE FAMILY: THE INTEGRATION OF DSM NUTRITIONAL PRODUCTS

The integration of DSM Nutritional Products was one of the major events of 2004. Good examples of activities organized to foster that process included special introduction courses to DSM for senior managers of DSM Nutritional Products, the involvement of managers of DSM Nutritional Products in DSM-wide activities, and the introduction of DSM's Management Development system in the new organization. Considerable attention was devoted to open communication, since that is a precondition for completing the integration successfully. The cultural workshops that were held last year deepened our knowledge and understanding of each other's cultures and have had a positive impact on the integration process.

INTERNAL COMMUNICATION: THE VOYAGER AT DSM NUTRITIONAL PRODUCTS

In a project as large as the integration of DSM Nutritional Products internal communication is of crucial importance. A lot of attention was therefore devoted to this facet in 2004. For example, DSM Nutritional Products organizes monthly Tea(m) Breaks, meetings of individual departments which are attended by at least one member of DSM Nutritional Products' senior management. In an attempt to bridge the cultural differences between Switzerland and the Netherlands, Dutch and Swiss employees had the opportunity to meet and get to know each other at 'Chocolate & Cheese workshops'.

Various instruments are used to explain the implications of the measures that are taken. Firstly, there is mass communication through large meetings, a special magazine and an intranet site. During the process it became clear that employees prefer meetings on a smaller scale where they have a greater opportunity to really discuss matters with their managers.

In response to those wishes, on 1 October 2004, DSM Nutritional Products kicked off the DSM Nutritional Products Voyage, an innovative experiment in internal communication. For a whole year an interactive multimedia communication platform – the Voyager – tours all of the organizations to facilitate small information meetings.

The Voyager can be used for briefings, progress meetings about work and question-and-answer sessions. It can also be used for film presentations, to give updates on the VITAL program, for SHE and Manufacturing Excellence training, prize-giving ceremonies, brainstorming and motivation sessions, video conferencing and telephone conferencing. The Voyager has become a symbol for effective face-to-face communication. At sites that the Voyager has already visited the consultations between employees and managers are organized differently.

Against the background of the company's progressive globalization we formulated a new policy on international deployment, which came into force on 1 January 2005. The policy applies for all expatriate employees anywhere in the world and its purpose is, among other things, to improve the support provided for employees, control costs, and produce greater consistency in the terms of employment.



***Michael Matthes**, SHE Manager, DSM Nutritional Products*

TRIPLE P FROM MY PERSPECTIVE

I still remember when I read the first edition of the Triple P report (2002). The name was somehow unique and showed clearly what it is about. I liked this smart concept right from the beginning. When I was appointed as SHE manager of DSM Nutritional Products, I became familiar with more details of Triple P issues. I also met many of the people responsible for sustainability at DSM. I believe that their competence and personal commitment are the major contributors to the high standard of this initiative and the recognition by the Dow Jones Sustainability Index.

I am also convinced that some of the recent initiatives are really unique. I especially like the TORCH initiative because it shows a concrete commitment towards sustainability that is understood by everybody outside DSM.

Is there still room for improvement? I think there is. For example, DSM might set and communicate clear targets in the area of sustainability. This would give even more power to the idea of Triple P.

In addition I would like to make a remark about the scope of the report. For sustainability experts the current set-up is excellent because really all aspects of sustainability are covered. For other stakeholders, a more focused set-up would make the report even more attractive.

To sum up, I want to say that DSM is on the right track. The fact that there is still room for improvement makes the whole initiative even more lively and attractive.

Michael Matthes

DIVERSITY AND FLEXIBILITY

The Diversity & Flexibility project has concentrated in the last few years on making careers at DSM more attractive for women. The program has focused mainly on the recruitment and retention of female staff. Networks for female managers and male part-time managers have been formed, and we have established a coaching program for female managers. We are continuing to devote special attention to the recruitment of women in financial and marketing positions. At the end of 2004, DSM, including DSM Nutritional Products, had 13 female executives (eight in 2003, six in 2002) and three executives working part-time (three in 2003) out of a total of 336 executives worldwide. However, the percentage of women in management positions has not changed.

We have not yet reached our target, which is to double (percentage wise) both the number of women in the 1500 most senior jobs in DSM and the number of jobs with a flexible structure among the 1500 most senior positions in the company compared with the reference year of 2002. We will of course continue to pursue our objective of increasing the proportion of women in our executive population. However, DSM does not regard this as a goal in itself. Since 2002 DSM has been stimulating diversity in order to foster innovation and creativity and to make optimal use of the talent available in our workforce and the potential in the labour market. It is a question of finding the right balance in terms of diversity and competences to allow the management teams to perform optimally.

DEVELOPMENT, APPRAISAL AND MOTIVATION

The working climate analysis also yielded information about our employees' perceptions of the company's policy on personal development. Almost 60% gave a positive reply to the question of whether DSM provides opportunities for personal development and growth. This is another point on which DSM secured a higher score than the reference group. In principle, stimulating the personal development of individual employees remains the responsibility of the individual business groups, managers and employees, but Corporate Human Resources also develops initiatives for groups of employees, such as coaching and mentoring, and development programs for specific disciplines such as Human Resources or SHE.

DSM's internal training institute, the DSM Business Academy, launched a new series of programs designed to teach management and leadership skills to professionals, managers and executives in 2004. The first module of the first new program, the Executive Leadership Program (ELP), was finalized at the beginning of November 2004. The DSM Business Academy will also be tailoring its programs for specific disciplines such as R&D and Marketing & Sales to the new management and leadership approach. The Academy also introduced a new course on leadership with respect to safety (see the section on Safety, page 27).



At the end of 2004, DSM set up its first Talent Development Center, the aim being to further professionalize our Management Development system and accelerate the promotion of outstanding talent to executive level. The Talent Development Center offers a three-day program during which around ten participants perform exercises and receive training individually or in groups.

On average, DSM provided slightly more than 19 hours of training per employee around the world in 2004. Although this figure is still only an estimate, thanks to the improved information systems it is more accurate than in last year's report. In 2004 we used the working climate analysis to investigate how employees feel about the training they receive and how they rate its importance for their work. 71% of the respondents felt the courses they followed were good preparation for their work (compared with 69% in the reference group). Most respondents also felt the training was a useful means of increasing professional knowledge and creating opportunities to find a new job. The scores were 68% (reference group: 64%) and 45% (reference group: 42%), respectively.

Following the introduction of a performance appraisal system for executives in 2003, in 2004 preparations began for the introduction of a similar system for all managers. The system will be introduced from 2005.

The working climate analysis also covered our appraisal system. The majority of employees surveyed understand how performance is assessed (71% compared with 61% in the reference group) and generally regard the appraisal as fair (71% compared with 56%). However, the respondents saw some room for improvement in the identification of personal strengths and weaknesses (48% compared with 55%). Employees feel they should receive greater support in improving their performance (42% compared with 50% in the reference group).

SAFETY

In 2004 41 employees of DSM were involved in accidents that led to their absence from work for one or more days (so-called Lost Workday Cases, or LWCs). This produces a Frequency Index per 100 employees of 0.22, which is an improvement of 4% compared with 2003. Our target is to reduce the annual number of Lost Workday Cases by 20%. The envisaged further reduction of this number is proving difficult because almost every accident is closely related to human behaviour. It should be noted, however, that according to a benchmarking study carried out in 2003 (based on data published in 2002) DSM was among the top 25% of its peer companies in terms of Frequency Index for Lost Workday Cases.

The Frequency Index for all recordable accidents involving employees of DSM and of contractors (recordable cases or rc) improved by more than 20% from 1.13 in 2003 to 0.88 in 2004.

There is a list of some of the major incidents relating to safety, health and the environment in 2004 on page 48.

All incidents and 'near-accidents' are investigated in order to learn from them and to prevent their repetition. Reports of accidents and incidents are registered in the company's internal central accident reporting system ARIA. The reports are also analyzed with a view to achieving structural improvements in safety at DSM.

Since the number of Lost Workday Cases involving DSM's own employees is already zero in about 80% of the operating units, from 2005 DSM will use the total number of recordable accidents involving employees of DSM and of contractors, including accidents that do not lead to absence from work, as the leading indicator for its safety policy.

The working climate analysis also included a question on perceptions of safety. 93% of the respondents felt their workplace in DSM was safe (reference group: 85%). For more information about the findings from the working climate analysis, see page 24.

EFFECTIVE AND STRICT COMPLIANCE WITH RULES AND REGULATIONS

We devoted a lot of energy in 2004 to improving effective and strict compliance with both legislation and internal safety, health and environment requirements. One of the findings from the analysis of the accident at the melamine plant in 2003, in which there were three fatalities, was that compliance with the company's internal rules was sometimes inadequate. In response to this we audited the effectiveness of the systems at all our business units. Where necessary measures were taken or planned, ranging from making modifications to installations and providing additional training, to improving the instructions and revising plant documentation.

In 2004 we also made strenuous efforts to assess whether our existing plants are in compliance with the updated Corporate Requirements for safety, health and environment. An important aspect of this assessment is the systematic investigation and evaluation of the risks of our processes. In the coming period DSM will make additional investments worth tens of millions of euros to remove any bottlenecks identified in the findings of the risk assessments.

SAFETY AND BEHAVIOUR

The emphasis on effective and strict compliance with rules has boosted awareness of safety, health and environmental issues within our company. More important than the rules themselves is the effect they have on the actual behaviour of management and employees. At the end of 2004 around 100 plant and site managers attended a special Global Manufacturing Conference in Brussels (Belgium) devoted to this subject.

TECHNOLOGY, RULES, BEHAVIOUR

As part of its effort to encourage its employees to work safely DSM asked the Keil Centre in Edinburgh (Scotland) to help it investigate the safety culture in the company. The central idea was and is that a better safety culture will foster an improvement in the company's safety performance. The Keil Centre granted DSM a license to use its patented Safety Culture Maturity Model to evaluate the safety culture in the company. The recommendations that emerged from the study are now being put into practice at several plants and are being incorporated in existing safety courses. Ronny Lardner, director of the Keil Centre: 'When it comes to safety, practically every company goes through a number of stages. Initially they concentrate on technical solutions. Then they draw up procedures and write detailed manuals. In the third stage they concentrate on changing the behaviour of employees. DSM has demonstrated that it is willing to learn. For example, we feel that safety is not just an issue on the work floor. It is a subject that management also has to address. Management teams in DSM knew themselves that they could do better, which is why they asked for their own behaviour in terms of safety and as role models to be examined. That is the only way to make progress.'

As we announced in our report for 2003, various DSM units in Europe and the United States started programs in 2004 to further stimulate 'safe behaviour'. The best way of guaranteeing safe behaviour is to have a corporate culture in which safety automatically receives high priority. In 2004 a number of DSM units carried out the 'Safety Culture Maturity Assessment'. This is a study, based on a method developed by the Keil Center in the United Kingdom, which is used to measure ten aspects that determine the safety culture on the work floor and among management and shows where there is room for improvement.

TRAINING

SHE Leadership Training, a new course in leadership relating to safety, health and the environment, was introduced in 2004. These courses are run by senior managers of DSM and all the modules are taught by DSM experts. Another feature is that more prominence is now being given to environmental and health aspects. Around 200 managers have already followed the course, which the participants rate very highly. DSM requires all managers to follow the course once every five years.

LEARNING FROM INCIDENTS

Building on systems that we have been using for some time, such as ARIA for reporting and Tripod Bèta for investigations of incidents, in cooperation with Delft (Netherlands) University of Technology we further improved the process for learning from incidents in 2004. Our intention is not only to address the obvious, immediately apparent errors or shortcomings but also to identify latent problems that could become manifest at a later stage, such as problems with instructions, knowledge, organization and management. After all, if these problems are not resolved there is a serious risk of incidents recurring. This new approach was recently incorporated in the new SHE Leadership Training.

SAFETY AT DSM NUTRITIONAL PRODUCTS

As planned, 'zero-assessments' were carried out at all eleven of DSM Nutritional Products' production sites in 2004 to identify where the plants are failing to comply with DSM's SHE requirements. The results of this so-called gap analysis are now being used to draw up action plans designed to ensure that all plants fully comply with the SHE requirements within three years, in other words by 2007. In 2005 zero assessments will also be conducted at around 50 pre-mix sites, distribution centres and R&D laboratories of DSM Nutritional Products.

Throughout 2004 DSM Nutritional Products Nutritional Products reported accidents in the ARIA system. The greater attention to safety resulted in a strong decline in the frequency index (FI_{lwc}) for Lost Workday Cases among the business group's own employees from 1.20 in 2003 to 0.55 in 2004. Further improvement is needed in the reporting of accidents involving contractors requiring medical treatment but not leading to absence from work.

Approximately half of the senior mangers also attended SHE leadership training courses in 2004. The remainder of the senior management will follow the course in 2005.

MANAGING PROCESS SAFETY

In August 2004 an explosion occurred at the glyoxylic acid plant in Linz (Austria). Thanks to precautions taken in the wake of an explosion at the same plant in 2003 there were no injuries and no damage was caused in the vicinity of the plant.

After the explosion in August 2003 the plant's design was modified in several respects. The reactor in which the process, known as ozonolysis, took place, was installed in a cool box with a constant temperature of minus 25 degrees. A 'bunker' was built around the reactor.

During plant start-up another explosion occurred. Another investigation, led by external specialists including DNV from Norway, found that the explosion was not caused by non-conformities in the process. DSM has not resumed production of glyoxylic acid, which is used in antibiotics and as a raw material for aromatic substances and flavourings. It will only give the green light for a new modified process when the plant has been completely redesigned and made safer.



FINE FOLLOWING ACCIDENT AT MELAMINE PLANT

In 2003 an explosion occurred in the gas-fired furnace of Melamine Plant 2 in Geleen (Netherlands). Three people lost their lives in the accident. The work being carried out by these employees had no connection with the cause of the explosion. We discussed this tragic event at length in the Triple P Report for 2003. However, the consequences continued to reverberate through the company in 2004. DSM addressed both the human aspects, offering intensive support for the relatives and colleagues of the deceased, and the revisions that have been made in our safety systems and procedures. At the end of 2004 the district court in Maastricht ruled that DSM had not shown due care and had been negligent in this case. DSM was fined € 100,000 and did not appeal against the decision.

SAFETY IN CHINA - ZGb

ZhangJiaKou Gist Brocades Pharmaceutical Company (ZGb) is a joint venture in which DSM and ZhangJiaKou Pharmaceutical Company are equal partners. The plant is located in ZhangJiaKou, China, around 200 kilometres northwest of Beijing. ZGb manufactures PenG, an intermediate product for antibiotics. There are around 450 people employed at the plant.

ZGb has the best safety record of any DSM site in China. An audit carried out in September 2004 found that the site complied with the DSM standards for safety, which is a tremendous performance for a company that only made the transition from state-owned company to private joint venture at the end of 1997. As with most joint ventures in China, it has proved difficult to change cultural attitudes to safety.

The Triple P concept is proving very useful in effecting a cultural change. All measures that are taken must have a positive effect on at least one dimension of Triple P, and preferably more than one. At ZGb, for example, it has become clear to employees that errors in the production process lead not only to loss of output and hence Profit, but also have negative consequences for People (longer hours, no bonus) and Planet (possible environmental damage). Initially, this latter aspect was the most difficult to explain. Why would you invest in the environment, especially if it has a negative effect on profit? It is now a matter of pride for the employees of ZGb that DSM is currently, for example, preparing to expand the wastewater treatment plant.

Concern for safety and the environment is growing rapidly in China. It is therefore important for Western companies to invest sufficiently in these areas. It can also be a positive distinguishing factor. DSM wants all its Chinese establishments to at least comply with its SHE Requirements. In addition, the rules in China are becoming increasingly stringent. The local authority in ZhangJiaKou regards ZGb as a role model for other companies.

SAFETY IN CHINA

All DSM's sites and joint ventures in China are pushing ahead with the implementation of DSM's SHE Requirements. Obviously, it is not always easy. The plants that we acquire were often built on the basis of a philosophy that differs from our own. It takes time and money to bring these plants entirely up to date but DSM is committed to doing so. Meanwhile, it is very important to listen closely to all our stakeholders. Partly because DSM's policy and its SHE Requirements often impose significantly higher demands than companies in China are used to, all DSM companies in China have very frequent contact with local and regional authorities. They also stimulate the creation of and consultation with trade unions (which are more like works councils in China) and organize activities for the communities in which they operate.

SHE AWARD 2004

In 2003 we broadened the scope of the DSM Safety Award and gave it a new name: the SHE Award. The first SHE Award was presented in 2003 to DEXPlastomers Geleen (Netherlands). In 2004 there were five nominees and the winner was DSM Resins Far East Ltd. in Taiwan. DSM Desotech in Stanley, USA, came second. A regular feature of the SHE Award is a charitable donation, which this year went to two schools, the Tung Hai primary school and the Chia Tung primary school. The money will be used to improve safety at the schools. In 2004 we also instituted a SHE Improvement Award for the unit that made the greatest improvement in the area of safety, health and the environment. DSM Bakery Ingredients in Chile won this award in 2004.

AMERICA'S SAFEST

DSM Desotech Inc., the world's leading manufacturer of high-performance UV-curable materials, was voted one of America's Safest Companies by Occupational Hazards magazine. DSM Desotech Inc. has three sites in America. Its head office and Research & Development department are in Elgin, Illinois. It has a plant in Stanley, North Carolina, as well as a subsidiary, DSM Somos, in New Castle, Delaware. The three locations together have worked for more than 10,000 man-days without a single lost-workday case. Safety has in fact been a priority for DSM Desotech for a long time. It was nominated for seven years in a row for the worldwide DSM Safety Award. The site in Elgin won the award in 1999 and the plant in Stanley came second in 2003.

VPP STAR

DSM Nutritional Products in Freeport, Texas, was awarded VPP Star Site status by the American Occupational Safety and Health Administration (OSHA) in April 2004. This agency is responsible, among other things, for the implementation of the Occupational Safety and Health Act in the US. The plant in Freeport is the first DSM plant to be admitted to the OSHA's Voluntary Protection Program. The 'Star' status is the highest possible approval rating awarded by the OSHA. Research has shown that organizations that secure the VPP star status have fewer than average industrial accidents and physical injuries leading to lost work days.

HEALTH

The absenteeism rates last year were better than in the previous year, even with the inclusion of the figures for DSM Nutritional Products.

In 2004, DSM reported 20 cases of occupational disease worldwide (excluding DSM Nutritional Products). This is 25% less than the number in 2003 (2002: 52, 2003: 27). The work-related health complaints at DSM ranged from allergies to back complaints, RSI and psychological complaints. However, as the following section will show, the definition and perception of 'occupational disease' vary greatly in different parts of the world. We will therefore first attempt to further standardize the reporting of occupational diseases before adopting the incidence of these diseases as a benchmark for health management at DSM.





***Monique Caubo**, Director of the Occupational Health Center*

KEEP FIT, STAY HEALTHY AT WORK

DSM devotes structural attention to working conditions. For example, at various departments, in particular ICT departments, we carried out studies into health complaints resulting from frequent computer use in 2004. Attention to working conditions naturally also extends to the health of employees in the workplace. At the beginning of November DSM's occupational health and safety department organized a health week at our head office under the motto 'Keep fit, stay healthy at work'. Besides workshops on healthy nutrition, exercise, work and stress, employees could also attend introductory classes in 'spinning' and 'body pump'.



Harry Molendijk, *Neonatologist, Isala Clinic, Zwolle (Netherlands)*

SAFETY PROJECT IN THE ISALA CLINIC IN ZWOLLE (NETHERLANDS)

Harry Molendijk, a neonatologist with the Isala Clinic in Zwolle (the Netherlands), asked DSM for help in his efforts to improve the safety of patients. A team of employees from the Isala Clinic and from DSM initially concentrated on studying incidents. For this study they used the Prisma method, which is familiar to hospitals. Three working groups investigated recent and frequently occurring incidents and found that there are many similarities between the work processes in the chemical industry and the treatment of patients.

The project meshes well with the agreement the Association of the Dutch Chemical Industry (VNCI) concluded with the Netherlands Association of Hospitals (NZH) to provide assistance in improving patient safety. DSM intends to assist hospitals to implement these improvement processes.

'The positive reputation enjoyed by the chemical industry in general, and by DSM in particular, of constantly striving for safety, and the fact that DSM Coating Resins is a close 'neighbour' made DSM an obvious choice when the Isala clinic sought help in addressing safety issues. Our experiences have been extremely positive. An essential factor was the bottom-up composition of the Patient Safety Focus Group, which was made up of employees of Isala and of DSM. A striking feature was the persistency of the questioning by the DSM employees to enable them to really describe the processes and so understand them. Consequently, weak links quickly became apparent and improvements could be suggested. The fact that the questions were being asked by people who were not medical professionals helped to ensure that there was no air of superiority and of knowing better. As a result, the participants remained open to suggestions. The team will proceed with implementing and verifying the proposed improvements in the coming months, such as carrying out checks according to protocols, making modifications to operating theatres and fine-tuning the flow of patients.

I look forward to continuing this cooperation, which the Netherlands Association of Hospitals has also suggested as a model to other hospitals.'

Harry Molendijk

HEALTH CARE AND FACILITIES

In 2003 and 2004 DSM conducted research into how health care is organized at its various sites and how work-related health complaints are measured and handled (not including DSM Nutritional Products and DSM Nanjing Chemical Company). In the year under review, 80% of the production companies carried out studies using our Health Care Self-Assessment tool. These studies showed that practices differ from one site to another, which is understandable in view of the variations in the level of local facilities and historical development. Some Requirements were also found to have been breached in areas such as risk assessment, the evaluation of the effectiveness of new measures, education and training, and in one case the measurement of exposure to particular chemicals. Steps were taken to correct all these points and extensive information and descriptions of best practices have been placed on DSM's intranet.

What clearly emerged was the need for the joint development of methods and work processes. In the course of the year a survey of the working conditions in offices and laboratories was also started with the objective of ensuring that before the end of 2005 work-related health complaints will be receiving as much attention as safety and the environment.

PLANET



- In 2004 DSM achieved nine of its fourteen environmental targets for 2006.
- DSM carried out benchmark studies for many of its activities in order to identify potential improvements with respect to the planet dimension.
- At European level DSM prepared for CO_2 emission trading. We will continue to call for the use of (harmonized) standards per unit of product (in contrast to the use of fixed caps per company).

KEY FIGURES AND DIAGRAMS

1 EMISSIONS OF GREENHOUSE GASES (CO_2 EQUIVALENTS) TO AIR IN MILLION TONNES

The sharp decline from 2001 to 2002 was due to the divestment of our petrochemical activities.


15
10
5
0
01
02
03
04
Other substances
Nitrous Oxides (GWP=310)
Carbon Dioxide

2 EMISSIONS OF CHEMICAL OXYGEN DEMAND (COD) TO WATER (IN KILOTONNES)


60
40
20
0
01
02
03
04

3 EMISSIONS OF NITROGEN OXIDES (NO_x) TO AIR (IN KILOTONNES)


8
6
4
2
0
01
02
03
04

4 OFF-SITE LANDFILL OF SOLID WASTE, EXCLUDING SOIL, CONSTRUCTION AND DEMOLITION WASTE (IN KILOTONNES)


80
60
40
20
0
01
02
03
04
Non-hazardous waste
Hazardous waste

5 EMISSIONS OF VOLATILE ORGANIC COMPOUNDS (VOC) TO AIR (IN KILOTONNES)


15
10
5
0
01
02
03
04

6 NUMBER OF ENVIRONMENTAL COMPLAINTS


1,500
1,000
500
0
01
02
03
04

The emission data (and their explanation in this report) as shown and described in these graphs and the text in the section on environmental performance (as from page 35) are the absolute figures for the years up to and including 2004. To be able to assess whether DSM has met its targets, the production volumes and emissions will be converted to the levels of 2000, the reference year that was used as a basis for the targets (see the section 'Moving towards our 2006 environmental targets' on page 33).

DSM is convinced that the growth of the world population and the need for greater prosperity does not automatically have to lead to more pollution or the depletion of essential raw materials. It is now clear that 'decoupling', that is, increased production with less pollution, is possible for many environmental factors, although not yet for all problems, for example CO_2 emissions.

The most important contribution that DSM can make to sustainable development and a better environment is innovation. Cleaner processes, more efficient use of raw materials and energy and better products are needed to achieve 'decoupling' on a global scale. DSM also wants to contribute to innovations in environmental policy, such as the development of effective systems for emission trading and benchmarking. These subjects are discussed in more detail in the following sections.

KEY FIGURES AND DIAGRAMS

Unless otherwise stated, the planet section of this report relates to all units in which DSM has held a majority interest or exercised management control for at least a year.

The data for DSM Nutritional Products (the sites of the former Roche Vitamins and Fine Chemicals that were acquired in September 2003) will be included in the Triple P Report from 2005. A separate section of this report is devoted to the environmental situation at the sites that were acquired. The data are however not entirely based on the reporting system used by DSM and have not been externally verified.

Another separate section is devoted to DSM Nanjing Chemical Company, the location of DSM Fibre Intermediates in Nanjing (China). This location, in which DSM had a majority stake since the end of 2002, was not yet able to provide sufficiently reliable data according to the DSM standard reporting system. An extensive program to implement the DSM SHE requirements has been started. This program should be completely finished in 2007.

MOVING TOWARDS OUR 2006 ENVIRONMENTAL TARGETS

DSM fixed its targets for 2006 in 2001 on the basis of the technological possibilities and economic forecasts. These targets, summarized in the table on the right, effectively mean that emissions to water and air, landfilling of waste and water consumption, measured by unit of product, must all be significantly lower than in 2000.

By 2003 six of the fourteen environmental targets for 2006 had been met; in 2004 the figure was nine (highlighted in yellow in the table). The targets for the reduction of emissions to water (AOX and PS) have now been met thanks to the fact that the water treatment plant at the Ramos Arizpe site (Mexico) has come fully on stream. The objective of terminating the landfilling of hazardous waste was also achieved in 2004. A further 12 tonnes of waste containing asbestos was landfilled because there is no alternative method of processing it.

Five objectives have not yet been met (highlighted in red in the table). With improvements in water treatment at the Zhangjiakao site (China) and a planned new water treatment facility in Seclin (France) the targets for emissions of COD and P to water are expected to be met in 2006.

Meeting the targets for emissions of volatile organic substances and priority substances to air (also highlighted in red) is proving problematic. Although optimization of operations at the Toansa site (India) has achieved a substantial reduction, planned projects at the site in Ramos Arizpe (Mexico) will not be carried out before 2006 following a strategic review. The existing plant meets the statutory requirements.

At the moment it is not entirely clear whether we will meet the target for reducing water consumption (-10%).

Targets for 2006* and status in 2004

	Target 2006	Status in 2004:
Reduction of emissions to air:		
Sulphur dioxide:	30%	> 30%
Nitrous oxide:	10%	> 10%
Dinitrogen oxide:	10%	> 10%
Volatile Organic Compounds:	50%	20%
Priority Substances:	60%	15%
Reduction of emissions to water:		
Chemical Oxygen Demand:	50%	45%
Nitrogen:	40%	>40%
Phosphorus:	25%	14%
Organic halogen compounds:	90%	>90%
Priority substances:	90%	>90%
Reduction of:		
Ground and mains water consumption:	10%	1%
Energy consumption outside the Netherlands:	5%	> 5%
Landfilling of non-hazardous waste**:	20%	>20%
Landfilling of hazardous waste***:	100%	100%

* Assuming the same production volumes and product types in 2006 as in the reference year 2000.

** Excluding sludge from waste water treatment.

*** Excluding waste that cannot be disposed of in any other way than by landfilling (such as waste containing asbestos).

BENCHMARKING TO IMPROVE

In 2006 we will set new targets for the coming years. In setting these targets we will not only use criteria such as historic emissions and the use of energy and materials, but also benchmarking, or the comparison of our performance with that of similar companies.

DSM's long-term ambition is to be among the top 25% of companies engaged in similar activities in terms of the environment.

The business groups that make a significant contribution to the environmental burden caused by DSM as a whole (except DSM

Nutritional Products) were asked in 2004 to benchmark their environmental performance against those of similar companies or against the 'state of the art' in the business concerned.

Several examples are given below to illustrate the results of the benchmark studies. The approach followed depended on the type of business and the environment in which the business group operates.

DSM Agro participated in a number of benchmark studies, including one organized by the European Fertilizer Manufacturing Association, covering various environmental factors and energy efficiency.

The ammonia plants in Geleen are among the top 25% of comparable companies worldwide on the most relevant environmental aspects such as NO_X emissions, wastewater and CO_2 emissions. The same is true for NO_X emissions and wastewater at the nitric acid plants in Geleen. The performance of the nitric acid plants in terms of emissions of the greenhouse gas N_2O is average.

DSM Fine Chemicals benchmarked the process it uses in Linz (Austria) to produce maleic anhydride against those of other producers of the same product. The study showed that the relatively high consumption of raw materials, which is inherent to the technology used, was more than compensated by a very high level of energy efficiency. The plant in Linz uses butane as a raw material, which is far less toxic or harmful to the environment than the alternative, benzene. The emissions to air were assessed against various statutory limit values. It emerged that also in terms of emissions the plant can be regarded as the best that is possible with the available technology.

DSM Anti-Infectives adopted a regional approach as the best one given the nature of the business. The business group benchmarked most of the products at its own plants against its three largest competitors in three regions: Western Europe plus America, China and 'the rest of the world'. In all three regions the plants perform well in relation to their competitors in that region. The large differences between the regions is largely explained by the differences in the technologies that are used.

DSM Elastomers compared its own plants in the Netherlands and Brazil and benchmarked them against the standards for these types of process in the United States and in Europe. The study showed that particularly in Brazil there is scope for further optimization with respect to emission of volatile organic compounds. The necessary improvements will be carried out.

The benchmark studies, which will be completed in 2005, are yielding useful information. DSM's position in relation to competitors differs from one process to another. Many of DSM's processes are among the best 25%. In some cases a further effort is required to reach that position.

EMISSION TRADING: A BOON OR A BURDEN FOR INNOVATION?

Trading in greenhouse gas emission allowances is a new element in environmental policy. The purpose of the system is to optimize the costs of environmental measures. With emission trading a company that takes additional measures to reduce emissions can sell its emission allowances and so recover some or all of the costs of those measures. For other companies, for which taking measures would be expensive, it may be cheaper to buy extra emission allowances. Emission trading could optimize the environmental return. The trading system in CO_2 emission allowances started in Europe on 1 January 2005. In addition, a separate trading system has been established in the Netherlands for nitrogen oxide (NO_X) emission allowances which will enter into force in mid-2005.

NO_X: EMISSION REQUIREMENTS PER UNIT OF PRODUCT

NO_X is emitted, for example, from power stations and during the manufacture of fertilizers and caprolactam. For the emission trading system in the Netherlands, standards have been fixed for the emissions per unit of product or per kilowatt hour at every plant. If the emissions exceed that standard the operator of the plant has to purchase additional allowances. Any plant operator whose emissions are lower than the standard can sell allowances. Each year the standard will be lowered so that by 2010 total emissions will have fallen below the ceiling agreed for the Netherlands. DSM's sites in the Netherlands will have a small surplus of allowances in the early years. Because the standards will be steadily lowered, in later years we will have to take additional measures to reduce emissions or purchase additional allowances. Which option we choose will depend in part on the price of emission allowances in relation to the costs of investment.

TRADE IN CO_2 EMISSIONS: DSM'S SERIOUS OBJECTIONS TO FIXED CAPS PER COMPANY

Under the CO_2 emission trading system that commenced on 1 January 2005 in the European Union, every company is allocated a certain quantity of emission allowances. The Netherlands has opted to base these allowances on past emissions.

DSM supports emission trading but has serious objections to this system of 'fixed caps per company'. These will act as a disincentive to expansion of production for companies in Europe, even if their processes are highly efficient, while contraction of production or even plants closures will actually be rewarded, because the emission allowances can then be sold.

DSM feels that this system will act as a constraint on industrial innovation in Europe. DSM also has serious problems with the fact the every country in Europe is adopting its own rules for the allocation of emission allowances. Emission allowances must be allocated in a uniform manner and, as in the case of NO_X for example, should be linked to actual output. Such a system would stimulate more efficient and more sustainable production methods. Sustainability also requires that the same standards for products apply throughout Europe, and eventually worldwide.

ENERGY USE

In 2004 DSM companies worldwide used a total of 66 PetaJoules (PJ) in the form of primary energy for electricity and heat, the same volume as in 2003, even though production volumes increased in 2004. This amount corresponds to 1.5 million tonnes of oil equivalent, or the energy consumption of approximately one million West European households. Broken down by energy carrier the total consumption is made up of 1.9 billion kWh of electricity, 1.2 billion m^3 of natural gas and other gases, 100 kilotonnes of liquid fuels (including fuel oil), 40 kilotonnes of coal and 1.2 million tonnes of steam supplied by third parties. The total expenditure on energy, based on a price for crude oil of $35 a barrel, was roughly $370 million, which corresponds to 4-5% of our sales.

Since there is a direct correlation between energy use and emissions of the greenhouse gas CO_2, CO_2 emissions were also the same as in 2003. The CO_2 emissions corresponding to the quantity of electricity and steam that was purchased are included in the figures and diagrams.

TARGETS

All of DSM's business groups currently have programs in place to improve energy efficiency. Worldwide DSM had set itself the goal of improving energy efficiency by 5% in 2006 compared with 2000. This target was already exceeded in 2004. The principal instruments being employed to realize improvements are the exchange of 'best practices', upgrading of existing plants and the introduction of new technologies.

ENVIRONMENTAL PERFORMANCE

This section presents a survey of the results of our efforts to further reduce emissions in 2004. It gives a summary of the major improvements and the setbacks. The data relate to the whole of DSM with the exception of DSM Nanjing Chemical Company and DSM Nutritional Products. Separate sections are devoted to the environmental performance of these units.

Detailed information about the individual sites can be found on our website **www.sustainability.dsm.com**. There may be minor discrepancies between the final figures, which will be available on the website from the end of March, and the information given here. The reason for this is that some of the data in this report had to be based on estimates.

EMISSIONS TO AIR

For most components emissions to air were practically the same as in 2003. Emissions of dust (-20%) and heavy metals (-40%) did decline sharply. The principal reason for the decline in emissions of dust was an improvement in the dust separation at the IJmuiden site. The lower emissions of heavy metals (- 0.2 tonnes) were mainly accounted for by the Rotterdam site (DSM Fine Chemicals), where filters were replaced.

The CO_2 emissions are discussed separately in the sections on energy efficiency and emission trading.

ENERGY EFFICIENCY AS A YARDSTICK

Emissions of CO_2 are mainly due to the use of fossil fuels. Reducing the amount of energy used is therefore an important factor in reducing CO_2 emissions. DSM has constantly focused on improving its energy efficiency in the last few decades. As a result, DSM's Dutch-based companies are now on average in the top 10% of the world's most energy-efficient companies. CO_2 emissions per unit of product are consequently also well below the average elsewhere in the world and below the European average.

The figure below shows the energy use per unit of product for three processes, which are also used within DSM. It illustrates that for the average plant there is still considerable potential for improvement with existing technology. Emission trading should stimulate companies to exploit that potential. It should also be noted that even the 'world leaders' improve their performance by an average of 0.8% each year.

In this figure based on 2003 data, the energy consumption (= CO_2 emissions) of the best processes ('best in the world') is fixed at 100. That is the standard for the DSM companies in the Netherlands. The average of all European producers is between 10 and almost 30% higher.


130
120
110
100
90
80
Melamine
EPDM (rubber)
Ammonia
Best in the world
European average

The further decline in emissions of NO_x (- 5%) was mainly attributable to the DSM Fibre Intermediates site in Augusta (USA) where the anti-NO_x catalyst was replaced.

The slight increase in VOC emissions (+ 2%), and hence also in emission of priority substances, was the net result of higher emissions in Triunfo (Brazil), Geleen (Netherlands), Zibo Shandong (China) and Toansa (India) and lower emissions in Addis (USA), Santa Perpetua (Spain), Strängnäs (Sweden), Zhangjiakou (China), Cairo (Egypt) and Augusta (USA). Further substantial reductions of emissions of both VOC and priority substances will be required if we are to meet all our targets for 2006. (See section moving towards our 2006 environmental targets).

EMISSIONS TO WATER

Compared with 2003, emissions to water declined in 2004, while production volumes increased. The decline in the discharge of Chemical Oxygen Demand (-9%) was mainly attributable to the fact that new wastewater treatment plants at DSM Anti-Infectives in Ramos Arizpe (Mexico) and at DSM Bakery Ingredients in Santiago (Chile) became fully operational.

The decline in discharges of nitrogen (-8%) was also attributable to the new wastewater treatment plants in Mexico and Chile, with contributions also from the sites in Linz (Austria) and Augusta (USA).

In absolute terms the volume of discharges of phosphorus in 2004 was almost identical to 2003, but the volume of discharges per unit of product was lower. Our target for 2006 will come within reach with the planned opening of a water treatment plant in Seclin (France).

The principal decline in discharges of priority substances (-70%) occurred at the DSM Anti-Infectives site in Ramos Arizpe (Mexico) as a result of the new wastewater treatment plant. The same applies for emissions of organic halogen compounds to water. On both counts we have met our targets for 2006.

SOLID WASTE

The only hazardous waste that was landfilled in 2004 was an amount of asbestos (12 tonnes). This waste cannot be processed in any other way. We have therefore achieved our objective of no longer landfilling any waste for which there is an alternative method of disposal. The volume of non-hazardous waste (excluding soil and construction and demolition waste) that was landfilled rose slightly (+ 5%) in 2004 compared with the previous year. We have easily exceeded our target for 2006.

WATER

DSM is seeking to reduce its use of water for cooling, processing, as a solvent and as a cleaning agent, etc. In 2004 our total consumption of groundwater and mains water was 57 million m^3, which is several percent lower than in 2003.

ENVIRONMENTAL COMPLAINTS

DSM sites worldwide received a total of 102 environmental complaints in 2004. This is substantially fewer than in 2003 (184 complaints). Odour was the main reason for complaints (67%), followed by noise (28%).

ENVIRONMENTAL INCIDENTS

Since 2002 all DSM sites have been obliged to submit reports not only about accidents but also about all environmental incidents and potential incidents, however small. This measure is intended to raise awareness and provide a greater understanding of the underlying causes of incidents and so prevent their repetition in the future. The total number of reported incidents declined from 746 in 2003 to 522 in 2004. The number of incidents classified as 'serious' fell from 11 in 2003 to 4 in 2004.

NON-COMPLIANCES AND FINES

In 2004 the sites reported 112 cases of non-compliance with safety, health and environment (SHE) permits or statutory SHE requirements. The total amount paid in fines, compensation and avoidance of prosecution amounted to roughly € 207,000.

DSM NUTRITIONAL PRODUCTS

On 30 September 2003 DSM acquired Roche's Vitamins and Fine Chemicals Division. These activities are now carried on by DSM Nutritional Products. DSM Nutritional Products has 11 production sites and approximately 50 so-called pre-mix sites, distribution centres and R&D laboratories.

The SHE data for 2004 have been collected for the first time for this Triple P Report, but have not been consolidated with the data for the rest of DSM. Nor has the information been externally verified, although it will be from 2005.

To give an impression of the impact of DSM Nutritional Products on DSM's overall environmental performance the accompanying table shows the organization's share of DSM's total for some important emissions. Particularly for emissions of SO_2, the discharge of phosphorus and landfilling of waste DSM Nutritional Products accounts for a substantial share of DSM's total emissions. The relatively high level of SO_2 emissions is due mainly to the fact that the Chinese sites of DSM Nutritional Products generally use coal for their energy supply.

Projects have recently started to improve the environmental situation at various sites. For example, in Belvidere (USA), where the company produces Vitamin C and arachidonic acid, emissions of volatile organic hydrocarbons to air have been reduced by 96% since 1999.

Expected share of emissions from DSM Nutritional Products as a percentage of total for DSM (DSM incl. DSM Nutritional Products, excl. DSM Nanjing Chemical Company)

Emissions to air	
SO_2	35%
NO_x	25%
VOC	15%
Emissions to water	
COD	10%
N	15%
P	30%
Waste	
Landfilling of non-hazardous waste	60%
Landfilling of hazardous waste	85%

DSM NANJING CHEMICAL COMPANY

DSM Nanjing Chemical Company is a joint venture in which DSM has held a stake of 60% since 2002. DSM Nanjing Chemical Company produces caprolactam at a site in Nanjing which is part of a large chemical complex. The most significant environmental effects are emissions of SO_2, NO_x and dust, mainly as a result of the use of coal to supply energy and the discharge of organic substances and nitrogen in the wastewater. There are also emissions of volatile organic compounds and of the greenhouse gas N_2O.

In 2003 and 2004 DSM Nanjing Chemical Company started to measure a number of important environmental parameters more accurately, partly in the context of the total revamp that will be carried out in 2005. The company is also installing filters designed to dramatically curb dust emissions. There are obviously relatively substantial emissions to air of dust (more than 1 ktonne/year), SO_2 (approximately 0.6 ktonnes/year) and NO_x (approximately 1.2 ktonnes/year from energy generation). This is largely due to the fact DSM Nanjing Chemical Company uses coal to produce energy. Emissions of oxygen-consuming substances to water is estimated at roughly 5 ktonnes COD, while approximately 4 ktonnes of non-hazardous waste is landfilled. In these areas, too, DSM Nanjing Chemical Company is currently developing and implementing plans for improvement.

Expected share of emissions from DNCC as a percentage of total for DSM (DSM excl. DNP, incl. DNCC)

Emissions to air	
SO_2	44%
NO_x	34%
VOC	87%
Emissions to water	
COD	14%
Waste	
Landfilling of non-hazardous waste	17%



***Koen Devits**, Director of Corporate E-business*

RELIEVING CONGESTION ON ROADS AND RAILWAYS

E-business is an efficient instrument that can cut costs and DSM has been working for some time on its implementation. The benefits of e-business for the community and the environment are beginning to emerge more clearly. Using electronic tools allows goods to be delivered just in time and in the right quantities, thereby greatly increasing the efficiency of road transport. A lot of time used to be lost just waiting around and trucks often carried less than 100% of their capacity. Another way of reducing the pressure during loading and unloading and curbing road transport is through the joint management of stocks. DSM manages the stocks of some of its customers, while some customers manage stocks held for them at DSM. On-line booking by freight forwarders has also speeded up the movement of goods and reduced inefficient use of roads and railways.

CLEANUP OF SOIL POLLUTION AT GELEEN SITE

DSM has been operating at what is now the Chemelot site in Geleen (the Netherlands) since 1920. Mining activities, the production of fertilizers and later the chemical activities have all left their respective marks on the soil in the form of heavy metals, cyanide and aromatic hydrocarbons, inorganic substances like ammonia and sulphate and aromatic hydrocarbons such as benzene. In around 1984, as part of the Environmental Action Plan, DSM started to clean up ten sites and to survey the soil quality throughout the 800-hectare site. The soil remediation has almost been completed and the after-care of the various locations is underway. The soil remediation cost more than € 30 million.

In response to the survey DSM drew up an action plan for soil pollution caused prior to 1987. The plan was approved by the authorities in 2000. The survey revealed that there are no unacceptable human or ecological risks. The main aim of the remediation measures that are currently being carried out is to prevent dispersion of substances in the environment. To achieve this, source points where contamination exceeds the so-called intervention value are being isolated. Measures are being taken to pump out any groundwater that has been contaminated. When new buildings are being constructed or if there is soil subsidence on the site, the topsoil – the top two metres – is cleaned. The contaminated soil does not have to be entirely excavated since in this case the groundwater is at a depth of 30 metres. The measures taken are monitored by regularly analyzing the groundwater.

The action plan covers the period until 2023. DSM has agreed with the authorities that the plan will be reviewed every four years to take account of changes in the quality of the groundwater, new methods and techniques for soil remediation and to adjust the plan to new policy developments. The total costs of drawing up and implementing the plan exceed € 65 million.

The action plan does not extend to soil pollution that has occurred since 1987, which DSM prefers to clean up immediately. For example, at the beginning of 1996 DSM was confronted with a major leakage of benzene. The complete remediation of the affected area will probably take until 2011 and the total cost will be around €18 million. Less serious leakages of styrene, cyanide and sewage water are addressed immediately. For volatile substances DSM often uses a new technology that it developed itself, which 'blows' the pollution to the surface where it is broken down in a biologically active layer.

PRODUCT STEWARDSHIP: ANALYZING THE ENTIRE CHAIN

Product stewardship, or the constant improvement of the performance of a product in terms of safety, health and the environment throughout its lifecycle, is a fundamental aspect of sustainability-driven entrepreneurship. For many years DSM has insisted that the performance of its products or product groups on these aspects throughout the entire value chain must be evaluated by multidisciplinary teams. The combined expertise of employees in research and development, purchasing, production, logistics and marketing has already yielded many improvements: reduction of waste and emissions, the development of 'greener' processes, the replacement of potentially hazardous substances, but also more effective methods of loading, unloading and cleaning containers, for instance.

In 2003 we introduced stricter guidelines for Product stewardship in our Corporate Requirements. These rules are mandatory for every business group, many of which also adopt control systems such as Good Manufacturing Practice (GMP) and Hazard Assessment Critical Control Points (HACCP). Several years ago DSM set itself the very ambitious goal of completing Product stewardship studies for all major products and product groups by the end of 2004. We have not met this target for all the business groups, although Product stewardship Reviews have been carried out for the most relevant products. On this page you will find examples of our approach to Product stewardship as practised in the field of engineering plastics for our Dyneema® fibre and in our Venturing & Business Development group.

DYNEEMA: TAKING SUSTAINABILITY TO GREATER DEPTHS

Dyneema, weight-for weight the strongest fibre in the world, can be used for many applications, ranging from the cut-resistant gloves used in the production of cars and household appliances to mooring cables for oil platforms. Shell's deepwater oil exploration and production projects provide an excellent opportunity for DSM Dyneema. One of the latest trends in oil exploration is the steadily greater depths at which companies have to explore, often as deep as 1.5 kilometres or more. Conventional steel cables are inefficient at these depths because of their own weight. Other methods of holding a drilling platform in place, and if necessary moving it, are extremely expensive and are harmful for the environment. One such system is Dynamic Positioning, where the platform is equipped with several generators with propellers, which ensure that the platform remains in place using a GPS system. The petrol consumption of the system is around 30,000 litres a day. Using Dyneema cables solves these problems. Even in very deep water they hold the platform steady, and they are extremely light. This is safer for the people working on the platform. Research into applications to replace steel cables has shown that using Dyneema reduces the number of accidents. Extensive studies by Shell showed that Dyneema is the best option, both in terms of performance and the practical benefits for the people who install the mooring system for the oil exploration platforms.


Dyneema®

PREMI®TEST MAKES THE FOOD CHAIN SAFER

When medication is given to poultry or other farm animals, whether by injection or through their feed, it leaves residues in the muscle, kidney or liver tissue. These residues could come in the human body via food. Concerns about this have fuelled demand for a test to ensure that only the best products enter the food chain.

DSM has developed Premi®Test, a fast antibiotic-residue-screening test that detects antimicrobial substances in fresh meat, fish, eggs, blood, honey, urine and feed. Premi®Test facilitates food screening in the chain. It enables on-site screening by cattle farmers or slaughterhouses.



In a world where growing concerns about consumer safety are leading to ever-increasing demands for the screening of meat, Premi®Test can play a significant role in ensuring the quality of the food supply.

Premi®Test has been validated by several European accredited and government laboratories for application in their surveillance programs.

REACH

The European Union is currently engaged in a thorough revision of its chemicals legislation. The new regime is called REACH and it will probably enter into force at the beginning of 2007. At that time the industry will have 15 years to gather and register all the relevant information about the safety aspects of some 30,000 chemicals. Given the enormous number of chemicals involved, efficiency, the setting of clear priorities and good communication throughout the chain are crucial for the success of the operation.

Some of our products, including ingredients for medicines, food and feed, are already subject to control by virtue of other legislation, while for many new and existing products the most relevant data are already available. For DSM it is crucial that many of the consumables and raw materials it uses are available in Europe. The suppliers of these products are also facing obligations that may lead to these products being phased out, even if this is unnecessary from an environmental perspective. The details of the legislation are still being fleshed out and DSM believes that a workable, affordable method can be found in close consultation with the European Commission and other stakeholders. A method that not only makes working with chemical products safer but also gives the chemical industry the room to develop further.

INFORMATION ABOUT THE SAFETY OF SUBSTANCES

In 1999 the International Council of Chemical Associations (ICCA) launched a worldwide initiative to make all the information about the risks associated with approximately 1000 High Production Volume Chemicals (HPVs) publicly available before the end of 2004. DSM joined the program and committed itself to providing information about 27 substances. Fifteen of these substances have already been fully mapped in accordance with the ICCA criteria, while the information about eight others has still to be formally assessed. For the other four substances, which DSM produces on a relatively small scale, the global approach is proving difficult. DSM will continue to actively press for the completion of the ICCA program for these substances.

WORLDWISE

For its own products and raw materials DSM has started a major project known as WorldWise. The aim of this project is to integrate all the information on the safety, health and environmental aspects of all its products and raw materials in a single databank which can be consulted by both the company's employees and its customers. The information in WorldWise is published in different languages and takes into account specific national and regional requirements. The system is due to replace the separate systems that the business groups and sites have used for this purpose up to now at the end of 2005. The data for more than 3500 products and 5000 raw materials have already been entered in WorldWise.

PRODUCT STEWARDSHIP AT DSM ENGINEERING PLASTICS

DSM Engineering Plastics supplies high-performance materials for the electronics, automotive and machine tool industries. One example is Stanyl®, a polyamide that is used mainly in electronics and cars. The material is supplied to companies that process it by injection moulding into lamp bases for brake lights and indicators produced by Philips. These lights have the same useful life as the car itself so they seldom if ever have to be replaced. The group also supplies the materials for the bases of long-life bulbs. DSM is currently collaborating with Philips on the launch of a new generation of Stanyl® that will be entirely halogen-free.

COMPLEXITY IS THE ENEMY OF EFFICIENCY

At the end of 2003 the European Commission produced a draft directive for a new European chemicals policy known as REACH. In March 2004 the European Parliament in Brussels organized a meeting to evaluate the proposals, which was attended by many politicians and experts. At the meeting, DSM's views were put forward by John Neis. He said that REACH still lacks focus and is too complex. The main stumbling block remains the fact that the proposed system is not practically feasible. The issue is not simply maintaining Europe's competitive position, but also finding clear answers to the questions being asked by organizations and consumers. Neis: 'Ten years of experience in the implementation of European substances policy has taught me that complexity is the greatest enemy of efficiency'. The SPORT project to test the practicality of REACH started in November 2004. DSM has joined the project, with several products including linalol, a raw material for cosmetics that is an important component of lavender oil, produced by DSM Nutritional Products. You can find John Neis's presentations at **www.sustainability.dsm.com**



PROFIT



- DSM made good progress on almost every front in 2004. The financial results were significantly better than in 2003 and the balance sheet is still very healthy.
- The majority of the major strategic objectives in Vision 2005: *Focus and Value* have been realized. With the announcement at the end of 2004 that we were acquiring NeoResins from Avecia (and the completion of that acquisition in February 2005), we reached an important milestone in our transformation into a multi-specialty company.
- The autonomous volume growth in 2004 amounted to 8%.
- There were strong performances from DSM Nutritional Products and the Performance Materials and Industrial Chemicals clusters.

KEY FIGURES AND DIAGRAMS

1 NET SALES (IN € MILLION) OVER THE LAST FIVE YEARS*


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
00
01
02
03
04

2 OPERATING PROFIT EXCLUDING EXCEPTIONAL ITEMS (IN € MILLION)*


800
700
600
500
400
300
200
100
0
00
01
02
03
04

* DSM Petrochemicals was included up till and including June, 30, 2002.

3 NET SALES BY REGION (IN %), 2000 AND 2004


100
80
60
40
20
0
9.7% Netherlands 9.9%
58.3% Rest of Europe 42.7%
15.9% North America 20.9%
7.9% Asia Pacific 15.8%
8.2% Rest of the World 10.7%
00
04

4 NET SALES BY END USE MARKETS (IN %), 2000 AND 2004


100
80
60
40
20
0
10% Food & feed 29%
11% Pharmaceuticals 15%
12% Building & construction 13%
12% Automotive/Transport 9%
8% Textiles 7%
7% Agriculture 7%
8% Electrics/Electronicics 5%
4% Metal working & Machine construction 2%
28% Other 13%
00
04

5 COSTS OF PURCHASED GOODS AND SERVICES (IN % OF NET SALES)


100
80
60
40
20
0
00
01
02
03
04
Work subcontracted and other external expenses
Raw materials and consumables

6 TOTAL WAGE COSTS (IN € MILLION)



1,400
1,200
1,000
800
600
400
200
0
00
01
02
03
04
Wages and salaries
Pension charges
Other social charges

7 TOTAL WAGE COSTS BY REGION (IN € MILLION)



1,400
1,200
1,000
800
600
400
200
0
00
01
02
03
04
Rest of the world
Asia Pacific
North-America
Rest of Europe
Netherlands

8 EVOLUTION OF SHARE PRICE 2003-2004 VERSUS DJ STOXX 600 CHEMICALS INDEX AND DJ SUSTAINABILITY WORLD INDEX

70
65
60
55
50
45
40
35
30
25
20
15
10
5
0

1/03 2/03 3/03 4/03 5/03 6/03 7/03 8/03 9/03 10/03 11/03 12/03 1/04 2/04 3/04 4/04 5/04 6/04 7/04 8/04 9/04 10/04 11/04 12/04

DSM DJ Stoxx 600 Chemicals Index DJ Sustainability World Index

The data in the profit section of this report relate to all consolidated units. For a more detailed impression of DSM's financial position, its results and the scope of the audit, we refer to DSM's Annual Report for 2004.

DSM's operating profit (excluding exceptional items) in 2004 was € 489 million, up 66% from 2003. DSM Nutritional Products contributed to the result for a full year; in 2003 it had contributed for only one quarter. Autonomous volume growth in 2004 was more than 8%. The net profit from ordinary activities was 54% higher than in 2003 at € 359 million.

Net sales of the Life Science Products cluster for the whole of 2004 were 2% lower, mainly because of the weaker dollar and a fall-off in sales at DSM Anti-Infectives. The operating profit was substantially lower. The result was affected by the further depreciation of the US dollar, the losses at DSM Anti-Infectives as a result of the historically low prices for penicillin and its derivative products, and the poorer results at DSM Fine Chemicals due to the production outage at the glyoxylic acid plant in Linz (Austria).

In its first full year as a member of the DSM group, DSM Nutritional Products further reinforced its leading position in the human and animal nutritional ingredients market. Sales generally remained stable, with volume growth on the one hand and pressure on the prices of some of the more mature products (in particular in Animal Nutrition & Health) on the other. Recently launched products showed a healthy growth and now account for about 10% of overall sales.

Net sales in the Performance Materials cluster increased strongly thanks to higher volumes and higher prices. The operating profit was significantly better than in 2003 due to increased sales volumes, which more than made up for slightly smaller margins. DSM Engineering Plastics and DSM Dyneema performed particularly well.

Net sales of the Industrial Chemicals cluster increased substantially thanks to higher sales volumes at all business groups and higher prices for caprolactam and ammonia. The operating profit was significantly better, mainly due to higher sales volumes and higher margins for caprolactam and fertilizers.

TRANSFORMATION INTO A MULTI-SPECIALTY COMPANY

At the end of 2000 DSM unveiled its Vision 2005: *Focus and Value* strategy. The intention behind the strategy was to accelerate DSM's transformation to a multi-specialty enterprise. The company's goal was and is to become a global leader in activities that are characterized by a relatively high added value and more stable growth and profitability. This far-reaching transformation has been effected through acquisitions and the divestment of some activities as well as through autonomous growth.

As part of this strategy DSM sold the depositary receipts of Energie Beheer Nederland in 2001 and sold its petrochemical activities (which was sensitive to economic cycles) to SABIC in 2002. DSM strengthened and expanded its existing portfolio of specialty products, for example with the acquisition of Roche's Vitamins and Fine Chemicals division in 2003.

The latest move has been the acquisition of the NeoResins business from Avecia. DSM announced its intention to buy NeoResins in December 2004 and closed the deal on 2 February 2005. The acquisition fits in perfectly with DSM's strategy and represents a substantial strengthening of DSM's coating resins activities, which are part of its Performance Materials cluster. NeoResins is a market leader in technologies for water-based coating resins. This segment is one of the most promising growth areas in the coating resins market because of the growing demand for eco-friendly resins. The acquisition therefore meshes perfectly with DSM's ambitions with respect to sustainable entrepreneurship.

TO INVEST HERE OR TO INVEST THERE, THAT IS THE QUESTION

In 2004 DSM announced that it is studying the options for expanding production of Stanyl®, a heat-resistant polymer with an extremely wide range of applications from cars to electronics, such as connectors in PCs and mobile phones. We need to invest in a new plant that can operate for at least 20 years. The question is: where is the best place to invest?

DSM makes many of the components that are needed to produce Stanyl® at its own ACN plant in Geleen (the Netherlands). We also purchase some components and combine them with the internally produced materials to form a basic polymer. This polymer is then shipped to Belgium (Genk) and to the United States (Evansville) and China (Shanghai), where the product undergoes further treatment before being sold under the brand name Stanyl®. The main customers for Stanyl® are the automotive and electronics industries.

Should we build a new Stanyl® plant in China? The Asian market is expanding rapidly, construction and wage costs are low, and the governments provide incentives through investment subsidies. Important customers of DSM are moving labour-intensive production to China and are asking DSM to follow them. What about the advantages of building a plant in the Netherlands? There would be benefits in terms of logistics, since the new plant could be built next to the existing facility in Geleen, it would be close to the source of the raw materials that are needed and no additional investment would be needed in education and training. If the production of Stanyl® was a highly labour-intensive process China would be the obvious choice. However, there are many factors to be taken into account and dilemmas to be resolved before a decision can be taken on the investment. DSM will make its decision in 2005.

During the last few years DSM has also invested heavily in organic growth through product improvement and innovation and by expanding and upgrading production processes. In the Netherlands, we successfully launched new production processes for EPDM rubber and melamine in 2004. We also expanded and upgraded the production capacity for 7-ADCA (the Netherlands), arachidonic acid (US), Dyneema® (US), Stanyl® (the Netherlands), Akulon® (the Netherlands), acrylonitrile (the Netherlands) and caprolactam (China). Consequently, many of these processes are now far more efficient.

In 2004 we invested € 322 million in tangible fixed assets. This amount is considerably smaller than the depreciation on tangible fixed assets (€ 477 million).

Our chief priorities in 2005 will be to continue with the integration of the new acquisitions in our portfolio and further improve our profitability. In that context, DSM has set in motion a number of projects, which should yield cost savings as of 2005-2006.



***Frank Schaap**, Marketing & Sales Director, DSM Dyneema and participant in the Workshop: Sustainability in the Value Chain*

SUSTAINABILITY AND VALUE CREATION

In the long term sustainable entrepreneurship increases the value that DSM creates for its stakeholders since innovative chemical products that perform better in terms of sustainability are expected to be more successful in the market than alternative products. Sustainability-driven innovation can also help us to reduce costs by using products and processes that require fewer raw materials and less energy and generate less waste. This creates value: for our customers, for our shareholders and capital providers, for society and also for our suppliers.

CUSTOMERS

In October 2004 and January 2005 DSM organized a number of workshops for marketers on sustainability in the value chain. The participants at the workshops were able to share experiences and identify the opportunities offered by sustainability for the entire chain, from research and development up to and including the end user. The participants discussed the current situations and new prospects for a number of product-market combinations, each from the perspective of the three Ps, people, planet and profit. One business group that is clearly able to make the connection between our views on sustainability and our commercial interests is DSM Dyneema, see box on page 38.

Both workshops raised the awareness among the marketers of the importance of giving a new impulse to sustainable entrepreneurship throughout the value chain. The issue was addressed from a broader perspective that encompassed not only the immediate customers but also the end users and individual consumers. Similar workshops will be organized in 2005 in order to share insights, encourage greater attention to the complete value chain and to give more depth and breadth to innovation – one of DSM's priorities – based on sustainability.

WORLD WIDE MARKETING WEB: TURNING MAGIC INTO VALUE

The development of value propositions was the main focus of the 7th annual World Wide Marketing Web (WWMW) on March 15-16 in Disneyland®, Paris (France). In addition, hurdles when implementing these value propositions in the market were discussed. The organizing committee brought together 150 enthusiastic marketers, including 20 DSM Nutritional Products participants from all over the world. Professor Mathyssens outlined the theoretical framework using a simple three-step approach: 'Create, Commit and Capture'.

A smaller working group is now using the WWMW results to develop a value-based pricing tool. This tool will be used to update the Guide to Business Planning. The purpose of this tool is to maximize price realization through all business groups.

Strong rationale

Mark Tilley, vice president for new business development at DSM Desotech, Elgin (USA), was present at the World Wide Marketing Web and is thrilled with the new value-based pricing concepts developed at the annual WWMW meetings: 'When engaging in negotiations with the customer or supplier, one side is more likely to reach its goals if it has a strong rationale behind its proposal. Furthermore, this approach is less likely to strain the relationship since there will be logic, rather than emotion, behind the outcome. Although the concept is simple and even obvious, executing such a value-based marketing tool is not so easy since it requires an in-depth knowledge of the entire cost structure, not just the product or service that we may be offering, as well as a good understanding of the competition. This calls for knowledge of the entire value chain, excellent competitive intelligence and internal discipline.'

INVESTORS AND CAPITAL PROVIDERS

DSM is a capital-intensive company. We have to finance acquisitions and investments in production capacity. Before making any business decisions we consider very carefully whether we are using our capital as efficiently as possible. A high return on investment is crucial for creating shareholder value and ensuring continued access to capital in the future.

SHAREHOLDERS AND SOCIALLY RESPONSIBLE INVESTORS

The Total Shareholder Return (capital gains plus dividend) for DSM's shareholders in 2004 was approximately 27%. DSM has pursued a consistent policy on dividends in recent years, resulting in a stable dividend throughout the period of transformation. Last year DSM paid € 168 million in dividend on ordinary shares, which represented 19% of the cash flow (net profit from ordinary activities of € 359 million plus depreciation of € 524 million less the dividend owed to holders of cumulative preference shares in the amount of € 22 million). The payout as a percentage of net profit was 70%.

This led to a dividend yield of around 4.3%, which means that DSM has one of the highest dividend yields in the chemical sector. The total interest paid on all debt amounted to € 76 million. We retained our single-A credit rating from the main rating agencies. You can find more details about DSM's shares and information for and about our shareholders on our website (**www.dsm.com**) and in the Annual Report for 2004.

Some of our shares are held by so-called 'Socially Responsible Investors' (SRIs). DSM has observed a growing interest in the company among SRIs. Last year DSM attracted a large audience to a two-day road show specifically for SRIs in London and Paris.

Our activities in the field of sustainable entrepreneurship are also becoming more widely recognized and acknowledged by the world at large. In 2003 DSM was already ranked number 1 among European chemical companies by the Dow Jones Sustainability Index. Last year we reinforced that position. Since September 2004 DSM has been rated the world's best-performing chemical company in the Global Dow Jones Sustainability Index. These are achievements we can be proud of.

Sustainability has in the past been a less important factor for traditional investors than for SRI investors. Nevertheless, we hope that our consistent attention to People, Planet and Profit will also encourage traditional investors to give more weight to sustainability. We are convinced that this would be to their advantage in the long run.

COMMUNICATION WITH OUR SHAREHOLDERS

DSM actively communicates with its shareholders. Every day DSM's Investor Relations team answers many questions from analysts and investors on a wide range of subjects. DSM also publishes a quarterly brochure for shareholders with background information about the quarterly figures, as well as an update and elucidation of DSM's strategic achievements. DSM Investor Relations also publishes 'Business Value', a newsletter for Dutch private investors that appears four times a year.

On days when important news is released conference calls are organized for analysts and investors, during which members of the Managing Board provide background information. Every year DSM Investor Relations organizes a two-day conference at which detailed presentations are given for analysts. The members of DSM's Managing Board spend more than 50 days each year talking to investors at road shows around the world. Executives of DSM also regularly attend conferences for institutional and private investors, and every year receptions are hosted at various sites for interested investors.

The importance of internet as a tool for communication with (potential) investors is growing all the time. The Tabaksblat Code prescribes that all information must be simultaneously disclosed to all interested parties. Internet is an ideal medium for meeting this requirement. The 'Investors' section on DSM's website is regularly updated to keep (potential) investors as well informed as possible. All publications and presentations referred to in this section appear on the website, together with any other information that may be relevant for shareholders. In addition, press releases are sent to more than 700 contacts in the financial world.

Clear evidence that shareholders and analysts appreciate the effort DSM makes to keep them informed is provided by the high rankings for DSM Investor Relations in independent surveys such as those conducted by Thomson Excel, Investor Relations Magazine, SAM and Rematch.



GENERATING VALUE FOR THE PUBLIC SECTOR AND SOCIETY

The general introduction to this Triple P Report discussed at length the value that DSM creates for the public sector and the community. Among other things, the section described DSM's activities in developing regions and in the field of sponsorship and donations. This section is confined to the creation of economic value for the public sector and society.

As a multinational company DSM pays taxes in many different countries. These are taxes owed by DSM (such as tax on profits and commercial taxes) and taxes that are paid for others (turnover tax and payroll tax). DSM does not aggregate these data on corporate level.

DSM produces a range of products with high added value for society. Our products have applications, for example, in health, in safety, and in environmental protection. Take the example of Stanyl®, a product used in cars which makes them lighter and hence more fuel-efficient. Or the many food ingredients and medicines. Or the use of melamine in laminate floors, which helps in the conservation of tropical rain forests. DSM's products therefore make a distinct and very important contribution to society.

DSM can continue to build on its strong position as a specialty company by continuing to invest in new and innovative products with unique properties.

Innovation is crucial for our survival. To further improve our products and processes and increase the added value for the stakeholders we invest around 4% of our annual sales in research and development. We carry out some of our R&D projects in partnership with national and regional governments, which sometimes provide subsidies in recognition of the value of our innovative efforts.

PARTNERSHIPS WITH SUPPLIERS

One of the factors that determine our profitability and the degree to which we can operate sustainably is our suppliers. DSM has therefore chosen to work more closely with a smaller number of suppliers that perform to the required standard.

A successful relationship with our suppliers is essential if we are to stand out from our competitors in the different markets. Almost all of our products and services are part of complex supply chains. With the transformation of our portfolio, our end markets have also changed. Customers in these markets are becoming increasingly demanding and more specific in their requirements. The raw materials and services that we purchase from suppliers also have a major impact on our profitability since they represent more than 65% of net sales (see overview on page 41).

SUSTAINABLE DEVELOPMENT IN CHINA

DSM China has been a member of the China Business Council for Sustainable Development (CBCSD) since the end of 2004. The organization was founded in 2003 by a number of companies including Sinopec, Shell, BP and BASF. Another 20 companies, including Alcoa, Bayer, Rohm & Haas and DSM, joined at the end of 2004. Under the umbrella of the CBCSD, Chinese and international companies, the government and local communities work together to promote sustainable development. Stefan Sommer, director of DSM China, represents the company in the new organization. DSM has 11 sites in China, where it has around 3,000 employees.

We need to consolidate our purchasing effort to achieve the necessary purchasing power and strengthen our profitability. This is why we launched the Magneto project in 2004. The project is intended to professionalize worldwide purchasing at DSM with a view to making savings of €150 million from 2005/2006 compared with 2003. A careful selection of suppliers and optimal supplier management is part of the strategy. While reducing the number of suppliers we use, we will intensify our relationship with those suppliers in order to sustainably improve our joint business performance.

DSM's business processes and those of its major suppliers will become far more closely aligned. Using adequate systems and e-solutions we will actively improve communication with our suppliers. By accelerating and intensifying the exchange of information with our suppliers we can keep down stock levels. Besides reducing costs, this will also reduce waste and obsolescent raw materials.

One aspect of the closer cooperation with our suppliers in the coming years will be our active promotion of the DSM Values. DSM plans to verify that its suppliers are actually adhering to the DSM Values. In 2005 we will formulate an action plan with appropriate criteria for assessing their compliance. We will strive to continuously improve the relationship with our suppliers on the basis of adherence to our Triple P policy.

In 2004 we brought our term of payment into line with those adopted by most of our customers. A number of our smaller suppliers have had difficulty adjusting, but as far as we are aware any problems have been resolved by mutual agreement.

THE CONSEQUENCES OF IFRS

Like every listed company in the European Union, from the first quarter of 2005 DSM's financial reporting will have to adhere to the International Financial Reporting Standards (IFRS). Broadly speaking, DSM welcomes the introduction of uniform accounting principles for listed companies in the European Union. It will be a tremendous boon if financial statements are transparent and comparable. DSM has traditionally attached great importance to the quality of its financial reporting.

The benefits to the authors, users and auditors of annual financial statements of a single worldwide standard for financial reporting are widely recognized. The introduction of IFRS in the EU will simultaneously lead to the introduction of tighter supervision of financial reporting in Europe. The United States has stipulated this as one of the conditions for accepting IFRS. The supervisory authority in the Netherlands is the Financial Markets Authority (AFM).

Under IFRS, the annual financial statements will include an explicit statement from the Managing Board about the accuracy of the financial reporting.

DSM has prepared thoroughly for the introduction of IFRS, even though a number of new or revised standards were only finally adopted by the International Accounting Standards Board in London in 2004. DSM has gradually introduced a large number of minor changes to its accounting principles and modified its financial information systems over the last few years. In 2004 DSM organized a series of three-day internal courses to train more than 300 employees around the world in the application of the IFRS principles.

The change-over to IFRS means that financial statements drawn up before and after the introduction of IFRS will no longer be automatically comparable. IFRS is subject to change and interpretations of IFRS standards may still change. This is a problem that companies are also struggling with. It will take time for the authors and readers of annual reports to get used to IFRS. The cash flows will not change, but the results as reported will be more volatile.

As far as the standards themselves are concerned, we are unhappy at the fact that the IFRS assign a high importance to a number of items in the profit and loss account that are not based on cash transactions. This will increase the purely 'bookkeeping' nature of the result, which will in turn make financial information less easy to comprehend.



***Yvette Go**, DSM Desotech*
participant in the Young Managers Team of the WBCSD

YOUNG PEOPLE DEDICATED TO SUSTAINABILITY AND GROWTH...

In 2003 DSM joined the World Business Council for Sustainable Development (WBCSD). The WBCSD is a coalition of more than 170 companies in 30 countries and some 20 sectors of industry working together to foster sustainable development. In 2004 DSM took part for the first time in WBCSD's Young Managers Team, a one-year program in which young people are given an opportunity to gain practical experience in aspects of sustainable development. Yvette Go, an account manager with DSM Desotech in Hoek van Holland (the Netherlands), took part in the program on behalf of DSM. She concentrated on the exchange and dissemination of knowledge and expertise as a basis for the implementation of sustainable practices in China. This knowledge will be provided to Chinese companies and international companies operating in China. Membership of the WBCSD offers plenty of opportunities to share experiences and to explore new paths towards sustainability. In 2004 DSM also became a member of the China BCSD, the first organization in China to bring together Chinese and international companies dedicated to promoting sustainable development. Yvette Go: 'Participating in the Young Managers Team is a challenge and inspires DSM employees to be more conscious of their own role in fostering sustainability. No one has a patent on wisdom, but more intensive, practical cooperation among young people is certainly a step in the right direction.' DSM will continue to participate in the Young Managers Team in 2005.

... AND EXECUTIVES TOO

The WBCSD has a proud reputation and carries out many activities aimed at finding solutions for global problems such as climate change. Henk van Dalen, a member of the Managing Board of DSM, represented the WBCSD at the informal European Environmental Summit held in the Netherlands in 2004. DSM used the occasion to call for a climate policy that leaves sufficient room for innovation as the engine driving sustainable growth. At DSM's urging the term 'Growth' was added to the theme of the summit, Clean, Clever, Competitive.

WHERE IT STILL WENT WRONG

It is DSM's ambition to improve its performance on an ongoing basis and to meet ever-higher standards in the field of sustainability. But despite the targets we set ourselves, despite our policies and despite our careful working methods there is always the possibility of something going wrong. Obviously, we do everything in our power to mitigate the consequences of any mishaps. But whenever an incident occurs, we will openly report it. We are convinced that transparency and an open dialogue should form the basis for all our activities in the field of sustainable enterprise. In line with this conviction, we are giving an overview below of the things that still went wrong in 2004.

Every serious incident that occurs at DSM is reported on our website **www.sustainability.dsm.com**.

The Delft and Geleen sites in the Netherlands also have their own websites on which information about any environmental incidents is made available for local residents within 24 hours. The following list summarizes the most important serious accidents (of a total of 30) and all environmental incidents (4) that occurred in the last year.



ACCIDENTS

- At DSM Engineering Plastics in America an employee of a contractor seriously injured his hand while sawing a wooden plank with a circular saw.
- During pressure testing an employee of DSM Anti-Infectives in Zhangzjiakou (China) was wounded in one eye by drops of butanol and glass splinters from an inspection window in a pipeline.
- At DSM Fine Chemicals in Iquique (Chile) an employee was injured when a lump of mineral weighing 400 kilograms fell off a truck onto his left foot.
- At DSM Agro in IJmuiden (the Netherlands) an employee of a contractor slipped and lost his balance. He seriously injured his hand when he reached out for support and touched the edge of a rotating drum.
- An employee of DSM Pharmaceutical Products in Greenville (US) was exposed to residues of sulphuric acid still in a product hose that he picked up after he had finished his work and removed his personal protective equipment.
- At DSM Food Specialties in Seclin (France) an employee fell into the sewage system, which caused injuries to his lower legs.
- Two engineers at DSM Kaltim Melamine in Indonesia sustained serious burns when they were sprayed with hot condensate from a filter unit.
- Two employees of DSM Engineering Plastics in Genk (Belgium) sustained burns as a result of a short-circuit while they were working in an electrical switching room.

INCIDENTS

- An explosion occurred during the start-up of the glyoxylic acid plant at DSM Fine Chemicals in Linz (Austria). For more information, see page 28.
- A leakage of sewage at the Geleen site (the Netherlands) caused soil pollution. Management and control measures were taken in response to the results of the subsequent soil survey, and a remediation plan has been drawn up.
- At DSM Anti-Infectives in Sweden a reaction in a powder storage tank caused over-pressure, heat and smoke. Apart from the serious financial losses incurred by the business group, one of the operators sustained second- and third-degree burns.
- The laboratory at the DSM Elastomers site in Brazil burned down. The incident caused no injuries or damage to the environment.

REPORTING POLICY AND JUSTIFICATION OF CHOICES MADE

In this report we explain our vision and policy with respect to sustainability and report on this activity during 2004. The report is structured around the Triple P concept, People, Planet and Profit. In the period from 1993 to 2001, in addition to the financial reporting in the Annual Report, DSM also reported on safety, health and environment in its Responsible Care Progress Report. This is our third Triple P Report, which consolidates the reporting on People, Planet and Profit.

This report includes information about all the companies in which DSM has a majority stake or where DSM exercises management control. The data on safety, health and the environment, and some personnel data, for newly acquired companies are reported in the year following the first full year after the acquisition. From that moment onwards, the data are also included in the external verification. The reason for this is that these companies' reporting procedures need to be aligned with those of DSM. With effect from 2004 we have included the data on DSM Nanjing Chemical Company, a joint venture in China, and from 2005 the Triple P Report will fully incorporate the data for DSM Nutritional Products, which we acquired from Roche (Switzerland) in 2003. DSM Nutritional Products is already covered as far as possible in this report, although there has been no external verification of the data. Units that have been disposed of are no longer covered in the report from the year in which they were sold.

The data for the sites come from their own measurements and calculations, which are based on definitions, methods and procedures established at corporate level. The year-on-year comparability of the data can be affected by changes in the portfolio and improvements that have been made in the measurement and recording systems at the various sites. Whenever this is the case it is stated in the report. Details for the individual sites are published on **www.sustainability.dsm.com**, together with an explanation of the definitions used.

COMPILATION OF REPORT

The subjects covered in this report were selected on the basis of the GRI (Global Reporting Initiative) guidelines, our own management systems and their importance for different stakeholders (for example subjects of major significance for the government include REACH and CO_2 emission trading, topics that are relevant to our employees include the reorganizations and the working climate analysis and subjects that are important to local residents near our sites include the explosion in Linz and the Dream Action). Quantitative data were reported by each site. The data were consolidated at corporate level by the relevant corporate departments. The project team and production team of the Triple P Report were made up of representatives of those corporate departments. The qualitative reporting on various subjects was provided by experts throughout the organization.

During its preparation, the report was submitted to an external expert (Triple Value Strategy Consulting in The Hague, the Netherlands) for its advice and comments from the external verifier were incorporated. The final report has been adopted by the full Managing Board and has been seen by the Supervisory Board.

This Triple P Report for 2004 contains many of the elements and performance indicators prescribed by the Global Reporting Initiative (GRI). DSM supports the GRI's efforts to further improve the international comparability of the findings published in reports. The GRI matrix for 2004 and explanatory notes are included as an insert with this report.

KPMG Sustainability B.V. verified the DSM Triple P Report 2004. You will find their assurance report on page 50.

ASSURANCE REPORT

To the readers of the DSM Triple P Report 2004.

INTRODUCTION

We have been engaged by the Managing Board of Royal DSM N.V. to review the information in the DSM Triple P Report 2004 (further referred to as The Report). The Report including the identification of material issues, is the responsibility of the company's management. Our responsibility is to issue an assurance report on The Report.

CONTEXT AND SCOPE

In The Report DSM describes its efforts and progress in relation to sustainability issues. Our engagement was designed to provide the readers of The Report with limited assurance on whether:

- the environmental and safety data and graphs presented on page 21 and 32 and the explanation thereof on page 26, 27, 33 and 35-37 are reliable;
- the other information in The Report is fairly stated.

STANDARDS AND CRITERIA

We conducted our engagement in accordance with the International Standard for Assurance Engagements (ISAE) 3000: Assurance Engagements other than Audits or Reviews of Historical Financial Information, issued by the International Auditing and Assurance Standards Board. Amongst others, this standard requires that:

- the assurance team members posses the specific knowledge, skills and professional competencies needed to understand and review the information in The Report, and that they comply with the requirements of the IFAC Code of Ethics for Professional Accountants to ensure their independence;
- when providing limited assurance, which is a lower level than reasonable assurance, a negative form of conclusion is used.

There are no generally accepted standards for reporting on sustainability performance. DSM applies its own internal sustainability reporting criteria, derived from the "Sustainability Reporting Guidelines" of the "Global Reporting Initiative" and its stakeholder engagement process, as detailed on page 49 of The Report.

CONSIDERATIONS AND LIMITATIONS

The non-financial performance data in The Report are subject to inherent limitations given their nature and the methods used for determining, calculating and estimating such data.

To obtain a thorough understanding of the financial results and financial position of DSM, the reader should consult the audited Financial Statements 2004.

WORK UNDERTAKEN AND CONCLUSIONS

Environmental and safety data and graphs

We reviewed the reliability of the environment and safety data and graphs presented on page 21 and 32 and the explanation thereof on page 26, 27, 33 and 35-37ibased on the following activities:

- a review of the systems and procedures used to record, collect and process the reported information, including the aggregation of data from the sites into the consolidated information reported at corporate level;
- a review of the underlying principles of management information and reporting used in drawing up The Report;
- a review of the results of internal audits, carried out by DSM's *Corporate Operational Audit*;
- visits to six production sites in Asia and Europe to review the reliability of the reported qualitative and quantitative information;
- interview with 12 reporting organizations visited in the previous three years to review any changes in their data management systems;
- a review of the data submitted by all sites for central aggregation by all sites, together with an assessment of the quality of the validation processes at corporate level and analyse explanations given for trends in the reported data;

Based on the above, the data environmental and safety data presented on page 21 and 32 and the explanation thereof on page 26, 27, 33 and 35-37 do not appear to be unreliable.

Other information in The Report

For other information in the report, we undertook the following activities:

- a review of the systems and procedures used to record, collect and process this other information;
- interviews with relevant staff at corporate level to discuss DSM's strategy, policy, communication and management in relation to the sustainability issues covered by The Report;
- collecting and reviewing internal and external documentation, to ascertain whether they adequately support the information in the report;
- performing a media analysis and internet search on environmental, safety and social issues relating to DSM, to obtain information on relevant sustainability issues in the reporting period;

Following our review we discussed changes to the draft Report with DSM, and reviewed the final version of The Report to ensure that it reflected our findings.

Based on the above, the other information in The Report does not appear to be unfairly stated.

Amsterdam, 4 March 2005
KPMG Sustainability B.V.

Prof. George C. Molenkamp, director

USEFUL INTERNET LINKS:

American Chemistry Council	:	www.americanchemistry.com
Bromine Science and Environmental Forum	:	www.bsef.com
China Business Council for Sustainable Development	:	english.cbcsd.org.cn
Corporate Governance in the Netherlands	:	www.corpgov.nl
Dow Jones Sustainability Indexes	:	www.sustainability-indexes.com
DSM general information	:	www.dsm.com
DSM PureActives antibiotics	:	www.pureactives.com
DSM sustainability information	:	www.sustainability.dsm.com
Dutch Chemical Industry Association	:	www.vnci.nl
Dutch Cosmetics Association	:	www.ncv-cosmetica.nl
Dutch Environmental Reports	:	www.milieujaarverslag.nl
Dutch Knowledge Centre for sustainable entrepreneurship	:	www.duurzaam-ondernemen.nl
Dutch Sustainable Food Chain Foundation	:	www.duurzaam-ondernemen.nl/duvo/duvo.shtml
European Association for Bio Industries	:	www.europabio.org
European Chemical Industry Council	:	www.cefic.org
Global Reporting Initiative (GRI)	:	www.globalreporting.org
Netherlands Biotech Industry Association	:	www.niaba.nl
One of DSM's Dream Actions	:	www.scoollab.nl
U.S. Chemical Industry Performance Responsible Care	:	www.chemicalguide.com
Sight & Life program DSM Nutritional Products	:	www.sightandlife.org
World Business Council for Sustainable Development	:	www.wbcsd.org

For more links see www.sustainability.dsm.com


orld Business Council for
Sustainable Development

SM is a member of the WBCSD, the World
usiness Council for Sustainable Development.


05
DJSI

004, DSM became the number one in the
w Jones Sustainability World Index in the
emicals sector.



SM officially committed itself to the Responsible
are Programme in 1991. By doing this, the
mpany has undertaken to continuously work on
proving its performance in the field of safety,
ealth and the environment.


DSM